Exhibit 99.1

Dear Cardinal Health, Inc. Shareholder:

Last year, we announced plans to spin off our clinical and medical products businesses as a separate, publicly traded company, which we have named CareFusion Corporation. As two distinct businesses, Cardinal Health and CareFusion will be better positioned to capitalize on significant growth opportunities and provide greater focus on their respective businesses and strategic priorities.

Both of these companies have businesses with great assets and industry-leading products and services. CareFusion will be a global medical technology company with products and services designed to improve the safety and quality of healthcare. As an independent, publicly owned company, CareFusion will be able to pursue its own growth strategies and prioritize investment spending and capital allocation accordingly. Cardinal Health will continue to serve the healthcare industry with products and services that help hospitals, pharmacies, physician offices and ambulatory care centers reduce costs, improve efficiency and profitability, and deliver better care to patients. Cardinal Health, too, will be able to better focus its capital structure and deployment strategy to meet the needs of its shareholder base and increase its ability to attract and retain employees by providing compensation tied directly to its business results.

The separation will provide current Cardinal Health shareholders with ownership interests in both Cardinal Health and CareFusion. We expect that the separation will be tax-free to Cardinal Health shareholders and have received a ruling from the Internal Revenue Service regarding the tax-free nature of the separation.

The separation will be in the form of a pro rata distribution of at least 80% of the outstanding shares of CareFusion common stock to holders of Cardinal Health common shares. Each Cardinal Health shareholder will receive 0.5 shares of CareFusion common stock for each Cardinal Health common share held on August 25, 2009, the record date for the distribution. You do not need to take any action to receive shares of CareFusion common stock to which you are entitled as a Cardinal Health shareholder. You do not need to pay any consideration or surrender or exchange your Cardinal Health common shares.

I encourage you to read the attached information statement, which is being provided to all Cardinal Health shareholders who hold shares on August 25, 2009. The information statement describes the separation in detail and contains important business and financial information about CareFusion.

I believe the separation is a positive progression for our businesses and our shareholders. We remain committed to working on your behalf to continue to build long-term shareholder value.

Sincerely,

R. Kerry Clark
Chairman and Chief Executive Officer
Cardinal Health, Inc.

Dear Future CareFusion Corporation Stockholder:

On behalf of the entire CareFusion team, I welcome you as a future stockholder. Our company is a global medical technology leader with products and services designed to improve the safety and quality of healthcare. Our offerings include clinically differentiated and established brands used by hospitals across the United States and in more than 120 countries worldwide.

We offer comprehensive product lines in the areas of intravenous infusion, medication and supply dispensing, respiratory care, infection prevention and surgical instruments. We possess a number of competitive advantages that distinguish us from our competitors, including: depth and breadth across the medical device arena, leadership and innovation, industry expertise and a prominent emphasis on customer service.

As an independent company, we will be able to allocate capital more efficiently and have direct access to debt and equity capital markets. We anticipate that this direct access will improve our ability to invest in our business and continue to develop innovative new products, pursue strategic transactions, enhance our market recognition with investors and increase our ability to attract and retain employees by providing compensation tied directly to our business results.

Our focused management team is highly motivated to make a difference in healthcare, as we enhance value for our customers and stockholders as a growth-oriented company.

I encourage you to learn more about CareFusion and our strategic initiatives by reading the attached information statement. CareFusion has been authorized to have its common stock listed on the New York Stock Exchange under the symbol “CFN.”

We look forward to serving our customers and patients as well as rewarding our stockholders as we begin a new and exciting chapter as an industry leader in patient safety.

Sincerely,

David Schlotterbeck
Chairman and Chief Executive Officer
CareFusion Corporation

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the United States Securities and Exchange Commission under the United States Securities Exchange Act of 1934, as amended.

Preliminary and Subject to Completion, dated July 22, 2009

INFORMATION STATEMENT

CareFusion Corporation

This information statement is being furnished in connection with the distribution by Cardinal Health, Inc. to its shareholders of at least 80% of the outstanding shares of common stock of CareFusion Corporation, a wholly owned subsidiary of Cardinal Health that holds directly or indirectly the assets and liabilities associated with Cardinal Health’s clinical and medical products businesses. To implement the distribution, Cardinal Health will distribute at least 80% of the shares of CareFusion common stock on a pro rata basis to the Cardinal Health shareholders in a manner that is intended to be tax-free.

For every common share of Cardinal Health held of record by you as of the close of business on August 25, 2009, the record date for the distribution, you will receive 0.5 shares of CareFusion common stock. You will receive cash in lieu of any fractional shares of CareFusion common stock which you would have received after application of the above ratio. As discussed under “The Distribution — Trading Between the Record Date and Distribution Date,” if you sell your common shares of Cardinal Health in the “regular-way” market after the record date and before the separation, you also will be selling your right to receive shares of our common stock in connection with the separation. We expect the shares of CareFusion common stock to be distributed by Cardinal Health to you on August 31, 2009. We refer to the date of the distribution of the CareFusion common stock as the “distribution date.”

No vote of Cardinal Health’s shareholders is required. Therefore, you are not being asked for a proxy, and you are requested not to send us a proxy, in connection with the separation. You do not need to pay any consideration, exchange or surrender your existing common shares of Cardinal Health or take any other action to receive your shares of CareFusion common stock.

There is no current trading market for CareFusion common stock, although we expect that a limited market, commonly known as a “when-issued” trading market, will develop on or shortly before the record date for the distribution, and we expect “regular-way” trading of CareFusion common stock to begin on the first trading day following the completion of the separation. CareFusion has been authorized to have its common stock listed on the New York Stock Exchange under the symbol “CFN.”

In reviewing this information statement, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 16.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this information statement is          , 2009

This information statement was first mailed to Cardinal Health shareholders on or about           , 2009.

Trademarks, Trade Names and Service Marks

We own or have rights to use the trademarks, service marks and trade names that we use in conjunction with the operation of our business. Some of the more important trademarks that we own or have rights to use that appear in this Information Statement include: CareFusiontm, Alaris®, Guardrails®, Pyxis®, AVEA®, Pulmonetic Systemstm, Jaeger®, SensorMedics®, ChloraPrep®, V. Mueller®, SmartSite®, MedStation®, PyxisConnect®, Pyxis SupplyStationtm, Pyxis ProcedureStationtm, MedMinedtm, Convertors®, Presource®, CardinalASSISTtm, EnVetm and Valuelink®, which may be registered or trademarked in the United States and other jurisdictions. Each trademark, trade name or service mark of any other company appearing in this Information Statement is, to our knowledge, owned by such other company.

Presentation of Information

Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement, including the combined financial statements of CareFusion Corporation, which are comprised of the assets and liabilities of Cardinal Health’s clinical and medical products businesses, assumes the completion of all the transactions referred to in this information statement in connection with the separation and distribution. Unless the context otherwise requires, references in this information statement to “CareFusion Corporation,” “CareFusion,” “we,” “us,” “our” and “our company” refer to CareFusion Corporation and its combined subsidiaries. References in this information statement to “Cardinal Health” refers to Cardinal Health, Inc., an Ohio corporation, and its consolidated subsidiaries (other than CareFusion Corporation and its combined subsidiaries), unless the context otherwise requires.

QUESTIONS AND ANSWERS ABOUT THE SEPARATION AND DISTRIBUTION

What is CareFusion and why is Cardinal Health separating CareFusion’s business and distributing its stock?	CareFusion currently is a wholly owned subsidiary of Cardinal Health that was formed to hold Cardinal Health’s clinical and medical products businesses. The separation of CareFusion from Cardinal Health and the distribution of CareFusion common stock are intended to provide you with equity investments in two separate companies that will be able to focus on each of their respective businesses. We expect that the separation will result in enhanced long-term performance of each business for the reasons discussed in the sections entitled “The Distribution — Background” and “The Distribution — Reasons for the Separation.”
Is Cardinal Health retaining any businesses whose results are reported in our historical financial statements following the separation?	Cardinal Health will retain certain lines of businesses the results of which are reported in our historical Medical Technologies and Services segment results. These businesses manufacture and sell surgical and exam gloves, surgical drapes and apparel and fluid management products in the U.S. market. Cardinal Health believes that the profiles of these businesses are more closely aligned with the healthcare supply chain service businesses, because these products are viewed as commodity-type products, and thus are a better fit with the Cardinal Health distribution business.
Why am I receiving this document?	Cardinal Health is delivering this document to you because you are a holder of common shares of Cardinal Health. If you are a holder of Cardinal Health common shares on August 25, 2009, you are entitled to receive 0.5 shares of CareFusion common stock for each common share of Cardinal Health that you held at the close of business on the record date. CareFusion will not issue fractional shares of its common stock in the distribution. This document will help you understand how the separation and distribution will affect your investment in Cardinal Health and your investment in CareFusion after the separation.
How will the separation of CareFusion from Cardinal Health work?	To accomplish the separation, Cardinal Health will distribute at least 80% of the outstanding shares of common stock of CareFusion to Cardinal Health’s shareholders on a pro rata basis as a dividend.
Why is the separation of CareFusion structured as a distribution?	Cardinal Health believes that a tax-free distribution of shares of CareFusion to the Cardinal Health shareholders is an efficient way to separate its clinical and medical products businesses in a manner that will create long-term value for Cardinal Health, CareFusion and their respective shareholders.
What is the record date for the distribution?	The record date for the distribution will be August 25, 2009.
When will the distribution occur?	We expect the shares of CareFusion common stock to be distributed by Cardinal Health on August 31, 2009 to holders of record of common shares of Cardinal Health at the close of business on the record date.
What do shareholders need to do to participate in the distribution?	Shareholders of Cardinal Health as of the record date will not be required to take any action to receive CareFusion common stock in the distribution, but you are urged to read this entire information statement carefully. No shareholder approval of the distribution is required. You are not being asked for a proxy. You do not need to pay any consideration, exchange or surrender your existing common shares of Cardinal Health or take any other action to receive your shares of CareFusion common stock. Please do not send in your Cardinal Health stock certificates.

Will I receive physical certificates representing shares of CareFusion common stock following the separation?	No. Following the separation, CareFusion will not issue physical certificates representing shares of CareFusion common stock. If you own common shares of Cardinal Health as of the close of business on the record date, Cardinal Health, with the assistance of Computershare Trust Company N.A., the settlement and distribution agent, will electronically distribute shares of CareFusion common stock to you or to your brokerage firm on your behalf by way of direct registration in book-entry form. Computershare will mail you a book-entry account statement that reflects your shares of CareFusion common stock, or your bank or brokerage firm will credit your account for the shares.
Following the distribution, shareholders whose shares are held in book-entry form may request that their shares of CareFusion common stock held in book-entry form be transferred to a brokerage or other account at any time, without charge.
How many shares of CareFusion common stock will I receive in the distribution?	Cardinal Health will distribute to you 0.5 shares of CareFusion common stock for each common share of Cardinal Health held at the record date. Based on approximately 360 million Cardinal Health common shares outstanding as of March 31, 2009, a total of approximately 180 million shares of CareFusion common stock will be distributed. Cardinal Health will retain up to an additional 45 million shares following the distribution. For additional information on the distribution, see “The Distribution.”
Will CareFusion issue fractional shares of its common stock in the distribution?	No. CareFusion will not issue fractional shares of its common stock in the distribution. Fractional shares that Cardinal Health shareholders would otherwise have been entitled to receive will be aggregated and sold in the public market by the distribution agent. The aggregate net cash proceeds of these sales will be distributed ratably to those shareholders who would otherwise have been entitled to receive fractional shares.
How will Cardinal Health vote any shares of our common stock it retains?	Cardinal Health is required to vote any shares of our common stock it retains immediately after the separation in proportion to the votes cast by our other stockholders and will grant us a proxy with respect to such shares. For additional information on these voting arrangements, see “Our Relationship with Cardinal Health Following the Distribution — Agreements with Cardinal Health — Stockholder’s and Registration Rights Agreement.”
What does Cardinal Health intend to do with any shares of our common stock it retains?	Cardinal Health is required to dispose of our shares within five years of the distribution. Cardinal Health may dispose of our shares through an exchange for Cardinal Health debt, open-market sales, private sales or a combination of the foregoing.
What are the conditions to the distribution?	The distribution is subject to a number of conditions, including, among others,

•   the private letter ruling that Cardinal Health received from the Internal Revenue Service, or IRS, to the effect that, among other things, the contribution by Cardinal Health of assets of the clinical and medical products business to CareFusion, or the contribution, and the distribution will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended, or the Code, shall not have been revoked or modified in any material respect;

•   the receipt of opinions from Weil, Gotshal & Manges LLP and Wachtell, Lipton, Rosen & Katz, co-counsel to Cardinal Health, to the effect that the contribution and distribution will qualify as a transaction that is described in Sections 355(a) and 368(a)(1)(D) of the Code;

• no rating agency action that is likely to result in either Cardinal Health or CareFusion being downgraded below investment grade;
• the making of the cash distribution from CareFusion to Cardinal Health prior to the distribution; and
• the U.S. Securities and Exchange Commission, or the SEC, declaring effective the registration statement of which this information statement forms a part.
We cannot assure you that any or all of these conditions will be met. For a complete discussion of all of the conditions to the distribution, see “The Distribution — Conditions to the Distribution.”
What is the expected date of completion of the separation?	The completion and timing of the separation are dependent upon a number of conditions. We expect the shares of CareFusion common stock to be distributed by Cardinal Health after the close of trading on August 31, 2009 to the holders of record of common shares of Cardinal Health at the close of business on the record date; however, no assurance can be provided as to the timing of the separation or that all conditions to the separation will be met.
Can Cardinal Health decide to cancel the distribution of CareFusion common stock even if all the conditions have been met?	Yes. The distribution is subject to the satisfaction or waiver of certain conditions. See the section entitled “The Distribution — Conditions to the Distribution.” Until the distribution has occurred, Cardinal Health has the right to terminate the distribution, even if all of the conditions are satisfied, if at any time the board of directors of Cardinal Health determines that the distribution is not in the best interests of Cardinal Health and its shareholders or that market conditions or other circumstances are such that it is not advisable at that time to separate the clinical and medical products businesses from the remainder of Cardinal Health.
What if I want to sell my Cardinal Health common shares or my CareFusion common stock?	You should consult with your financial advisors, such as your stockbroker, bank or tax advisor.
What is “regular-way” and “ex-distribution” trading?	Beginning on or shortly before the record date and continuing up to and through the distribution date, it is expected that there will be two markets in common shares of Cardinal Health: a “regular-way” market and an “ex-distribution” market. Common shares of Cardinal Health that trade in the “regular-way” market will trade with an entitlement to shares of CareFusion common stock distributed pursuant to the distribution. Shares that trade in the “ex-distribution” market will trade without an entitlement to shares of CareFusion common stock distributed pursuant to the distribution.
If you decide to sell any common shares of Cardinal Health before the distribution date, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your common shares of Cardinal Health with or without your entitlement to CareFusion common stock pursuant to the distribution.

Where will I be able to trade shares of CareFusion common stock?	CareFusion has been authorized to have its common stock authorized for listing on the New York Stock Exchange, or the NYSE, under the symbol “CFN.” CareFusion anticipates that trading in shares of its common stock will begin on a “when-issued” basis on or shortly before the record date and will continue up to and through the distribution date and that “regular-way” trading in CareFusion common stock will begin on the first trading day following the completion of the separation. If trading begins on a “when-issued” basis, you may purchase or sell CareFusion common stock up to and through the distribution date, but your transaction will not settle until after the distribution date. CareFusion cannot predict the trading prices for its common stock before, on or after the distribution date.
What will happen to the listing of common shares of Cardinal Health?	Common shares of Cardinal Health will continue to trade on the NYSE after the distribution.

Will the number of common shares of Cardinal Health that I own change as a result of the distribution?	No. The number of common shares of Cardinal Health that you own will not change as a result of the distribution.

Will the distribution affect the market price of my Cardinal Health shares?	Yes. As a result of the distribution, Cardinal Health expects the trading price of Cardinal Health common shares immediately following the distribution to be lower than the “regular-way” trading price of such shares immediately prior to the distribution because the trading price will no longer reflect the value of the clinical and medical products businesses held by CareFusion. Cardinal Health believes that over time following the separation, assuming the same market conditions and the realization of the expected benefits of the separation, the Cardinal Health common shares and the CareFusion common stock should have a higher aggregate market value as compared to what the market value of Cardinal Health common shares would be if the separation and distribution did not occur. There can be no assurance, however, that such a higher aggregate market value will be achieved. This means, for example, that the combined trading prices of one Cardinal Health common share and 0.5 shares of CareFusion common stock after the distribution may be equal to, greater than or less than the trading price of one Cardinal Health common share before the distribution.

What are the material U.S. federal income tax consequences of the contribution and the distribution?	It is a condition to the completion of the distribution that the private letter ruling from the IRS that Cardinal Health received to the effect that, among other things, the contribution and the distribution will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, shall not have been revoked or modified in any material respect. In addition, it is a condition to the completion of the distribution that Cardinal Health receive opinions of Weil, Gotshal & Manges LLP and Wachtell, Lipton, Rosen & Katz, co-counsel to Cardinal Health, to the effect that the contribution and the distribution will qualify as a transaction that is described in Sections 355(a) and 368(a)(1)(D) of the Code. Under the private letter ruling from the IRS, the contribution and the distribution will qualify as a reorganization for U.S. federal income tax purposes under Section 355 and Section 368(a)(1)(D) of the Code, and accordingly, no gain or loss will be recognized by Cardinal Health in connection with the contribution and distribution and, except with respect to cash received in lieu of a fractional share of CareFusion common stock no gain or loss will be recognized by you, and no amount will be included in your income, upon the receipt of shares of CareFusion common stock in the distribution. You will recognize gain or loss for U.S. federal income tax purposes with respect to cash received in lieu of a fractional share of CareFusion common stock. For more information regarding the private letter ruling and the potential U.S. federal income tax consequences to Cardinal Health and to you of the contribution and the distribution, see the section entitled “The Separation — Material U.S. Federal Income Tax Consequences.”
How will I determine my tax basis in the CareFusion shares I receive in the distribution?	For U.S. federal income tax purposes, your aggregate basis in the common shares that you hold in Cardinal Health and the new CareFusion common stock received in the distribution (including any fractional share interest in CareFusion common stock for which cash is received) will equal the aggregate basis in the common shares of Cardinal Health held by you immediately before the distribution, allocated between your common shares of Cardinal Health and the CareFusion common stock (including any fractional share interest in CareFusion common stock for which cash is received) you receive in the distribution in proportion to the relative fair market value of each on the distribution date.
You should consult your tax advisor about the particular consequences of the distribution to you, including the application of state, local and foreign tax laws.

What will CareFusion’s relationship be with Cardinal Health following the separation?	On July 22, 2009, CareFusion entered into a separation agreement with Cardinal Health to effect the separation and provide a framework for CareFusion’s relationship with Cardinal Health after the separation. In addition, we will enter into other agreements with Cardinal Health, including a transition services agreement, a tax matters agreement, an employee matters agreement, intellectual property agreements and certain other commercial agreements. These agreements will provide for the allocation between CareFusion and Cardinal Health of Cardinal Health’s assets, employees, liabilities and obligations (including its investments, property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after CareFusion’s separation from Cardinal Health and will govern the relationship between CareFusion and Cardinal Health subsequent to the completion of the separation. We will also enter into a stockholder’s and registration rights agreement with Cardinal Health pursuant to which, among other things, we will agree that, upon the request of Cardinal Health, we will use our commercially reasonable efforts to effect the registration under applicable federal and state securities laws of any shares of our common stock retained by Cardinal Health. For additional information regarding the separation agreement and other transaction agreements, see the sections entitled “Risk Factors — Risks Related to the Separation” and “Our Relationship with Cardinal Health Following the Distribution.”
Who will manage CareFusion after the separation?	CareFusion benefits from having in place a management team with an extensive background in the clinical and medical products businesses. Led by David L. Schlotterbeck, who will be CareFusion’s Chairman and Chief Executive Officer after the separation, CareFusion’s management team possesses deep knowledge of, and extensive experience in, its industry. For more information regarding CareFusion’s management, see “Management.”
Are there risks associated with owning CareFusion common stock?	Yes. CareFusion’s business is subject to both general and specific risks relating to CareFusion’s business, the industry in which it operates, its ongoing contractual relationships with Cardinal Health and its status as a separate, publicly traded company. CareFusion’s business is also subject to risks relating to the separation. These risks are described in the “Risk Factors” section of this information statement beginning on page 16. You are encouraged to read that section carefully.
Does CareFusion plan to pay dividends?	CareFusion currently intends to retain any earnings to finance research and development, acquisitions and the operation and expansion of its business, and does not anticipate paying any cash dividends for the foreseeable future. As a result, your return on your investment in CareFusion common stock will be determined by increases and decreases in the market price of its common stock. See “Dividend Policy.”

Will CareFusion incur any debt prior to or at the time of the distribution?	In connection with the separation, on July 14, 2009, CareFusion offered and sold $1.4 billion aggregate principal amount of senior unsecured notes to qualified institutional buyers in reliance on Rule 144A and to non-U.S. persons in reliance on Regulation S of the Securities Act of 1933, as amended. The net proceeds of the offering were placed into an escrow account and will be used to finance the payment prior to the separation of a distribution of approximately $1.4 billion to Cardinal Health. In addition, CareFusion has entered into senior revolving credit facilities in an aggregate amount of $720.0 million for working capital and other general corporate purposes following the separation. The funding under these facilities is subject to several conditions, which, along with a summary of covenants, events of default and other material terms, are described in more detail under “Description of Indebtedness.” See “Description of Indebtedness” and “Risk Factors — Risks Related to Our Business — After our separation from Cardinal Health, we will have a significant amount of debt, which could adversely affect our ability to meet our obligations.” The debt balance at the time of the separation was determined based on internal capital planning and considered the following factors and assumptions: investment grade credit rating, anticipated business plan, operating activities, general economic contingencies, optimal debt levels and desired financing capacity.
Who will be the distribution agent, transfer agent, and registrar for the CareFusion common stock?	The distribution agent, transfer agent, and registrar for the CareFusion common stock will be Computershare Trust Company N.A. For questions relating to the transfer or mechanics of the stock distribution, you should contact:

Computershare
250 Royall Street
Canton, MA 02021
(877) 498-8861
If your shares are held by a bank, broker or other nominee, you may call the information agent for the distribution, Georgeson Inc., toll free at 800-733-6231.
Where can I find more information about Cardinal Health and CareFusion?	Before the distribution, if you have any questions relating to Cardinal Health’s business performance, you should contact:

Cardinal Health, Inc.
Investor Relations
7000 Cardinal Place
Dublin, Ohio 43017
(614) 757-5000
After the distribution, CareFusion shareholders who have any questions relating to CareFusion’s business performance should contact us at:

CareFusion Corporation
Investor Relations
3750 Torrey View Court
San Diego, California 92130
(858) 617-2000

INFORMATION STATEMENT SUMMARY

The following is a summary of material information discussed in this information statement. This summary may not contain all the details concerning the separation or other information that may be important to you. To better understand the separation and CareFusion’s business and financial position, you should carefully review this entire information statement. Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement, including the combined financial statements of CareFusion Corporation, which are comprised of the assets and liabilities of Cardinal Health’s clinical and medical products businesses, assumes the completion of all the transactions referred to in this information statement in connection with the separation and distribution. Unless the context otherwise requires, references in this information statement to “CareFusion Corporation,” “CareFusion,” “we,” “us,” “our” and “our company” refer to CareFusion Corporation and its combined subsidiaries. References in this information statement to “Cardinal Health” refers to Cardinal Health, Inc., an Ohio corporation, and its consolidated subsidiaries (other than CareFusion Corporation and its combined subsidiaries), unless the context otherwise requires.

This information statement describes the businesses to be transferred to us by Cardinal Health in the separation as if the transferred businesses were our business for all historical periods described. References in this information statement to our historical assets, liabilities, products, businesses or activities of our business are generally intended to refer to the historical assets, liabilities, products, businesses or activities of the transferred businesses as the businesses were conducted as part of Cardinal Health and its subsidiaries prior to the separation.

Our Company

We are a global medical technology company with industry-leading products and services designed to improve the safety and quality of healthcare. Our offerings include clinically differentiated and established brands used in hospitals throughout the United States and in more than 120 countries worldwide.

We offer comprehensive product lines in the areas of intravenous, or IV, infusion, medication and supply dispensing, respiratory care, infection prevention and surgical instruments. Our primary product brands include:

•	Alaris IV infusion systems that feature our proprietary Guardrails software, an application that alerts the clinician when a parameter is outside the institution’s pre-established limitations for that medication, thereby helping to reduce IV medication errors;

•	Pyxis automated medication dispensing systems that provide comprehensive medication management and Pyxis automated medical supply dispensing systems;

•	AVEA and Pulmonetic Systems ventilation and respiratory products, and Jaeger and SensorMedics pulmonary products;

•	ChloraPrep products that help prevent vascular and surgical-site infections and MedMined software and services that help target and reduce hospital-acquired infections, or HAIs; and

•	V. Mueller surgical instruments and related products and services.

For the nine months ended March 31, 2009 and the fiscal year ended June 30, 2008, we generated revenue of $3.4 billion and $4.5 billion, respectively, and net earnings of $472 million and $663 million, respectively. Approximately 74% of our fiscal 2008 revenue was from customers in the United States and 26% was from customers outside of the United States.

Our Strengths

We possess a number of competitive advantages that distinguish us from our competitors, including:

Scale and focus. We are one of the largest medical technology companies in the world, with long-standing customer relationships, a global presence and a focus on helping clinicians improve patient safety. The prevalence and magnitude of medical errors and HAIs have put patient safety among the top issues for hospitals, regulators and payers in the United States and increasingly, worldwide. We believe that we are well-

positioned to address these global quality and patient safety needs by providing products and services that help hospitals and other healthcare providers prevent medication errors, reduce infections and manage medications and supplies more efficiently.

Technology leadership and innovation. We have a long history of innovation and developing products and services that enable our customers to deliver safer and more cost-effective patient care. We pioneered the concept of a “smart” infusion pump that alerts the clinician when a parameter is outside the institution’s pre-established limitations for that medication, and we created the market for medication dispensing machines that automate the management of medications from the pharmacy to the nursing unit. We have also integrated our products with other information systems within the hospital, including financial and business systems that support patient admissions, discharges and transfers, operational systems that include inventory management and clinical systems that include pharmacy information and electronic medical records. We were the first to integrate automated supply dispensing systems with clinical information systems that enable clinicians to chart, charge and reorder supplies with the touch of a button. Today, we have an extensive library of healthcare information system interfaces, with almost 17,000 distinct interfaces to almost 300 vendor systems in almost 3,500 facilities domestically. These interfaces allow us to integrate our products with any of the major information technology products in healthcare. In the respiratory care arena, we have strong positions with technologies used in the diagnosis and treatment of pulmonary and sleep-related disorders. We believe that our strong heritage of leadership and innovation provides us with a solid foundation for the continued development of safe and cost-effective products that will enable us to continue to grow our revenue.

Industry expertise. We employ a wide range of experienced clinical professionals, including doctors, nurses and pharmacists, who bring a detailed understanding of how providers use our products and the current state of clinical practice, including best practices for infusion, medication management, infection prevention and respiratory therapy. These experts enable us to develop innovative and industry-leading products and services because of their in-depth understanding of the medical and clinical protocols for our products.

Focus on customer service. As of March 31, 2009, we employed more than 700 sales people in the United States and over 1,700 field, clinical and technical service personnel for our capital equipment businesses. We work with our customers to optimize their workflow as we meet their equipment needs, allowing them to deliver the highest level of patient care and reduce operating costs. We provide on-site clinical and technical support, product effectiveness tracking and customer training to provide the support necessary to maximize medication safety.

Our Strategy

We seek to grow our business by, among other things:

Focusing on healthcare safety and productivity. We intend to continue to address the global priority of quality and patient safety by providing products and services that help hospitals and other healthcare providers prevent medication errors, reduce infections and manage medications and supplies more efficiently, which helps to reduce overall costs for our customers. Productivity and safety are rapidly becoming the standards by which healthcare providers are measured and compensated. We intend to continue to expand our product portfolio with additional and enhanced products and services that enable hospitals and other healthcare providers to reduce medication errors and overall treatment costs.

Focusing on innovation and clinical differentiation. With hospitals and other healthcare providers increasingly adopting outcome-based standards as a key part of their decision-making processes, we will offer additional and enhanced products and services that demonstrate clinical differentiation by providing a proven solution with simple and compelling economic benefits. We intend to continue to increase our investment in research and development to bring to market products that make it easy for providers to follow evidence-based protocols in patient care. In fiscal 2008, we introduced nine new or enhanced products, and our innovation pipeline includes numerous additional new or enhanced products that are expected to be launched over the next 18 months. For example, we expect to introduce the new EnVe palmtop ventilator which is designed to be the next generation of our ventilator products. In addition, we are in the process of developing a new tight glycemic control module for the Alaris system that helps with rapid glycemic control.

Accelerating global growth. Our industry-leading positions in the U.S. markets in which we currently operate provide us with a platform for growth outside of the United States. Because our products and technologies have similar applications around the world, we intend to focus on expanding our operations in select developed and emerging markets outside the United States. We intend to leverage our distribution capabilities for infection prevention products in Europe to introduce our ChloraPrep products that are predominantly sold in the United States. We also intend to invest in expanding our research and development capabilities to better tailor products to the needs of markets outside the United States.

Pursuing strategic opportunities. We intend to continue to explore organic growth, strategic alliances and acquisition opportunities that enable us to address our customers’ key concerns of productivity and medication safety. We intend to selectively pursue strategic opportunities that give us access to innovative technologies, complementary product lines or new markets, yet remain consistent with our focus on productivity and safety.

Risks Associated with Our Business

An investment in our common stock involves risks associated with our business. The following list of risk factors is not exhaustive. Please read carefully the risks relating to these and other matters described under “Risk Factors” beginning on page 16 and “Cautionary Statement Concerning Forward-Looking Statements” on page 29.

•	We may be unable to effectively enhance our existing products or introduce and market new products or may fail to keep pace with advances in technology.

•	We are subject to complex and costly regulation.

•	Cost-containment efforts of our customers, purchasing groups, third-party payers and governmental organizations could adversely affect our sales and profitability.

•	Declining economic conditions could adversely affect our results of operations and financial condition.

•	We may be unable to protect our intellectual property rights or may infringe on the intellectual property rights of others.

•	Defects or failures associated with our products and/or our quality system could lead to the filing of adverse event reports, recalls or safety alerts and negative publicity and could subject us to regulatory actions.

•	We are currently operating under a consent decree with the FDA and our failure to comply with the requirements of the consent decree may have an adverse effect on our business.

•	We may incur product liability losses and other litigation liability.

•	We rely on the performance of our information technology systems, the failure of which could have an adverse effect on our business and performance.

•	An interruption in our ability to manufacture our products, an inability to obtain key components or raw materials or an increase in the cost of key components or raw materials may adversely affect our business.

•	We may not be successful in our strategic acquisitions of, investments in, or joint development agreements with, other companies and businesses.

•	We may face significant uncertainty in the industry due to government healthcare reform.

•	We may need additional financing in the future to meet our capital needs or to make opportunistic acquisitions and such financing may not be available on favorable terms, if at all, and may be dilutive to existing stockholders.

•	We are subject to risks associated with doing business outside of the United States.

•	We are subject to healthcare fraud and abuse regulations that could result in significant liability, require us to change our business practices and restrict our operations in the future.

•	Tax legislation initiatives or challenges to our tax positions could adversely affect our results of operation and financial condition.

•	Our reserves against disputed tax obligations may ultimately prove to be insufficient.

The Separation and Distribution

On September 29, 2008, Cardinal Health announced that it intended to separate its clinical and medical products businesses from the remainder of its business, including its healthcare supply chain services business.

On July 10, 2009, the Cardinal Health board of directors approved the distribution of 80.1% or more of our issued and outstanding shares of common stock on the basis of 0.5 shares of our common stock for each Cardinal Health common share held on the record date. Following the distribution, Cardinal Health will retain no more than 19.9% of our common stock. Under the private letter ruling, Cardinal Health is required to dispose of these shares of our common stock no later than five years after the distribution and Cardinal Health currently intends to dispose of its CareFusion shares in an orderly fashion.

Our Post-Separation Relationship with Cardinal Health

We entered into a separation agreement with Cardinal Health, which we refer to in this information statement as the “separation agreement.” In connection with the separation, we will enter into various other agreements to effect the separation and provide a framework for our relationship with Cardinal Health after the separation. These other agreements will include a transition services agreement, a tax matters agreement, an employee matters agreement, intellectual property agreements and certain other commercial agreements. These agreements will provide for the allocation between us and Cardinal Health of Cardinal Health’s assets, employees, liabilities and obligations (including its investments, property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after our separation from Cardinal Health and will govern certain relationships between us and Cardinal Health after the separation. We will also enter into a stockholder’s and registration rights agreement with Cardinal Health pursuant to which, among other things, we will agree that, upon the request of Cardinal Health, we will use our commercially reasonable efforts to effect the registration under applicable federal and state securities laws of any shares of our common stock retained by Cardinal Health. For additional information regarding the separation agreement and other transaction agreements, see the sections entitled “Risk Factors — Risks Related to the Separation” and “Our Relationship with Cardinal Health Following the Distribution.”

Reasons for the Separation

The Cardinal Health board of directors believes that separating the clinical and medical products businesses from the remainder of Cardinal Health is in the best interests of Cardinal Health and its shareholders because such separation is expected to:

•	improve strategic planning, increase management focus and streamline decision-making by providing the flexibility to implement the unique strategic plans of each company and to respond more effectively to different customer needs of each company and the changing economic environment;

•	allow each of Cardinal Health and us to adopt the capital structure, investment policy and dividend policy best suited to each business’ financial profile and business needs, as well as resolve the current competition for capital among Cardinal Health and its investors; and

•	facilitate incentive compensation arrangements for employees more directly tied to the performance of the relevant company’s business, and enhance employee hiring and retention by, among other things, improving the alignment of management and employee incentives with performance and growth objectives, while at the same time creating an independent equity structure that will facilitate our ability to effect future acquisitions utilizing our common stock.

The Cardinal Health board of directors considered a number of potentially negative factors in evaluating the separation, including risks relating to the creation of a new public company, possible increased costs and one-time separation costs, but concluded that the potential benefits of the separation outweighed these factors. For more information, see the sections entitled “The Distribution — Reasons for the Distribution” and “Risk Factors” included elsewhere in this information statement.

Corporate Information

CareFusion was incorporated in Delaware on January 14, 2009 for the purpose of holding Cardinal Health’s clinical and medical products businesses in connection with the separation and distribution described herein. Prior to the contribution of our businesses, which will occur immediately prior to the distribution, we will have no operations. The address of CareFusion’s principal executive offices is 3750 Torrey View Court, San Diego, California 92130. CareFusion’s telephone number is (858) 617-2000.

SUMMARY HISTORICAL AND UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following table presents our summary historical and unaudited pro forma condensed combined financial data. The condensed combined statement of earnings data for the nine months ended March 31, 2009 and the condensed combined balance sheet data as of March 31, 2009 have been derived from our unaudited condensed combined financial statements included elsewhere in this information statement. The condensed combined statement of earnings data for each of the fiscal years in the three year period ended June 30, 2008 and the condensed combined balance sheet data as of June 30, 2008 and 2007 are derived from our audited combined financial statements included elsewhere in this information statement. The condensed combined balance sheet data as of June 30, 2006 are derived from our unaudited combined financial statements that are not included in this information statement. The unaudited combined financial statements have been prepared on the same basis as the audited combined financial statements and, in our opinion, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth herein.

The unaudited pro forma condensed combined statement of earnings for fiscal 2008 and the nine months ended March 31, 2009, and the condensed combined balance sheet data as of March 31, 2009, have been adjusted to give effect to the following transactions:

•	the contribution by Cardinal Health to us of the assets and liabilities that comprise our business;

•	the sale by us of $250.0 million in aggregate principal amount of 4.125% senior notes due 2012, $450.0 million in aggregate principal amount of 5.125% senior notes due 2014 and $700.0 million in aggregate principal amount of 6.375% senior notes due 2019 in a transaction exempt from registration under the Securities Act;

•	the issuance of up to approximately 225 million shares of our common stock, of which approximately 180 million shares will be distributed to holders of Cardinal Health common shares and Cardinal Health will retain no more than 19.9% of our total shares outstanding or approximately 45 million shares. This number of shares is based upon the number of Cardinal Health shares outstanding on March 31, 2009 and a distribution ratio of 0.5 shares of CareFusion common stock for each Cardinal Health common share;

•	our anticipated post-separation capital structure;

•	the impact of a separation agreement, a tax matters agreement, a transition services agreement, an employee matters agreement and other commercial agreements between us and Cardinal Health and the provisions contained therein;

•	the impact of removing certain businesses that manufacture and sell surgical and exam gloves, surgical drapes and apparel and fluid management products in the U.S. market included in our historical Medical Technologies and Services segment that will be retained by Cardinal Health; and

•	settlement of intercompany account balances between us and Cardinal Health.

The unaudited pro forma condensed combined statements of earnings data, for the nine months ended March 31, 2009 and fiscal 2008, assumes the separation and related transactions had occurred as of July 1, 2008 and July 1, 2007, respectively. The unaudited pro forma condensed combined balance sheet data assumes the separation and related transactions occurred on March 31, 2009. The assumptions used and pro forma adjustments derived from such assumptions are based on currently available information and we believe such assumptions are reasonable under the circumstances.

The unaudited pro forma condensed combined financial data are not necessarily indicative of our results of operations or financial condition had the separation and our anticipated post-separation capital structure been completed on the dates assumed. Also, they may not reflect the results of operations or financial condition which would have resulted had we been operating as an independent, publicly-traded company during such periods. In addition, they are not necessarily indicative of our future results of operations or financial condition. Further information regarding the pro forma adjustments listed above can be found within the “Unaudited Pro Forma Condensed Combined Financial Statements” section of this information statement.

The summary historical and unaudited pro forma condensed combined financial data presented below should be read in conjunction with our audited combined financial statements and accompanying notes,

unaudited interim condensed combined financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” each included elsewhere in this information statement.

	At or for the Nine
	Months Ended		At or for the Fiscal Year Ended
	March 31,		June 30,(1)(2)
	Pro		Pro
	Forma		Forma
	2009(3)	2009(2)	2008(3)	2008	2007	2006
	(unaudited)		(unaudited)
			(in millions)

Statement of Earnings Data:
Revenue	$2,812.2	$3,409.6	$3,770.6	$4,518.4	$3,477.8	$3,051.5
Gross margin	1,350.2	1,506.7	1,788.6	2,046.3	1,567.0	1,380.8
Operating earnings(4)(5)	370.4	459.8	537.1	725.3	465.4	434.1
Earnings before income taxes(6)	291.8	570.3	456.3	847.1	618.7	566.9
Net earnings	240.5	471.8	342.4	662.7	502.4	460.3
Balance Sheet Data:
Total assets	$7,090.7	$8,062.7	$7,262.1	$8,328.6	$7,875.7	$5,117.8
Long-term obligations, less current portion and other short-term borrowings(7)	1,383.7	1,471.5	$1,386.9	1,538.7	1,267.5	1,209.2
Total parent company equity(8)	—	4,852.5	—	5,047.9	4,887.0	2,761.9
Total equity	4,322.4	—	4,401.4	—	—	—

(1)	Amounts reflect business combinations for all periods presented. See note 2 to our audited combined financial statements contained elsewhere in this information statement for further information regarding the impact of acquisitions on the periods presented.

(2)	Amounts reflect restructuring and acquisition integration charges for all periods presented. Restructuring and acquisition integration charges were $37.0 million, $24.0 million and $30.2 million in fiscal years 2008, 2007, and 2006, respectively. Restructuring and acquisition integration charges were $55.5 million for the nine months ended March 31, 2009.

(3)	The unaudited pro forma condensed combined financial data does not include certain non-recurring separation costs that we expect to incur in connection with the separation. Excluded are one-time expenditures estimated at $35 million to $45 million related to employee-related costs, costs to start up certain stand-alone functions and information technology systems, and other one-time transaction-related costs. We expect to fund these costs through cash from operations and, if necessary, cash available from one or more credit facilities to be entered into prior to or concurrently with the completion of the separation. Due to the scope and complexity of these activities, the amount of these costs could increase or decrease materially and the timing of incurrence could change. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements.”

(4)	During fiscal years 2008, 2007 and 2006, Cardinal Health allocated to us general corporate expenses in the amount of $407.2 million, $428.3 million and $219.2 million, respectively. General corporate expenses include, but are not limited to, costs related to finance, legal, information technology, human resources, communications, ethics and compliance, shared services, employee benefits and incentives, and stock-based compensation. For the nine months ended March 31, 2009, Cardinal Health allocated to us general corporate expenses in the amount of $304.9 million. Effective with the separation, we will assume responsibility for all of these functions and related costs and anticipate our costs as a stand-alone entity will be higher than those allocated to us from Cardinal Health. In the first year following the separation, these operating costs are estimated to be approximately $25 million to $30 million higher than the general corporate expenses historically allocated from Cardinal Health to us. No pro forma adjustments have been made to reflect the costs and expenses described in this paragraph because they are projected amounts based on judgmental estimates and, as such, are not includable as pro forma adjustments in accordance with the requirements of Rule 11-02 of Regulation S-X.

(5)	During fiscal years 2008 and 2007, we incurred charges related to acquired in-process research and development of $18.0 million and $84.5 million, respectively.

(6)	During fiscal years 2008, 2007 and 2006, Cardinal Health paid royalties to us under various royalty agreements in the amount of $188.8 million, $208.4 million and $191.7 million, respectively. During the nine months ended March 31, 2009, Cardinal Health paid royalties to us under these agreements in the amount of $193.9 million. After the separation, we will no longer receive royalty income from these agreements. The intellectual property underlying the royalty income will remain with Cardinal Health upon separation.

(7)	Includes the long-term portion of debt allocated from Cardinal Health. Pro forma long-term obligations includes $17.8 million of debt discounts at March 31, 2009 and June 30, 2008. Total debt allocated by Cardinal Health is as follows (in millions):

March 31,	June 30,	June 30,	June 30,
2009	2008	2007	2006

$1,627.0	$1,596.6	$1,258.5	$1,124.1

(8)	In the first quarter of fiscal 2008, we adopted the provisions of Financial Accounting Standards Board, or FASB, Interpretation No. 48, “Accounting for Uncertainty in Income Taxes.” The cumulative effect of adopting this statement was a $34.6 million reduction in parent company equity.

RISK FACTORS

You should carefully consider the following risks and other information in this information statement in evaluating us and our common stock. Any of the following risks, as well as additional risks and uncertainties not currently known to us or that we currently deem immaterial, could materially and adversely affect our results of operations or financial condition. The risk factors generally have been separated into three groups: risks related to our business, risks related to the separation and risks related to our common stock.

Risks Related to Our Business

We may be unable to effectively enhance our existing products or introduce and market new products or may fail to keep pace with advances in technology.

The healthcare industry is characterized by evolving technologies and industry standards, frequent new product introductions, significant competition and dynamic customer requirements that may render existing products obsolete or less competitive. As a result, our position in the industry could erode rapidly due to unforeseen changes in the features and functions of competing products, as well as the pricing models for such products. The success of our business depends on our ability to enhance our existing products and to develop and introduce new products and adapt to these changing technologies and customer requirements. The success of new product development depends on many factors, including our ability to anticipate and satisfy customer needs, obtain regulatory approvals and clearances on a timely basis, develop and manufacture products in a cost-effective and timely manner, maintain advantageous positions with respect to intellectual property and differentiate our products from those of our competitors. To compete successfully in the marketplace, we must make substantial investments in new product development whether internally or externally through licensing, acquisitions or joint development agreements. Our failure to enhance our existing products or introduce new and innovative products in a timely manner would have an adverse effect on our results of operations and financial condition.

Even if we are able to develop, manufacture and obtain regulatory approvals and clearances for our new products, the success of those products would depend upon market acceptance. Levels of market acceptance for our new products could be affected by several factors, including:

•	the availability of alternative products from our competitors;

•	the price and reliability of our products relative to that of our competitors;

•	the timing of our market entry; and

•	our ability to market and distribute our products effectively.

We are subject to complex and costly regulation.

Our products are subject to regulation by the U.S. Food and Drug Administration, or FDA, and other national, supranational, federal and state governmental authorities. It can be costly and time-consuming to obtain regulatory clearance and/or approval to market a medical device or other product. Clearance and/or approval might not be granted for a new or modified device or other product on a timely basis, if at all. Regulations are subject to change as a result of legislative, administrative or judicial action, which may further increase our costs or reduce sales. Our failure to maintain clearances or approvals for existing products or to obtain clearance or approval for new or modified products could adversely affect our results of operations and financial condition. In addition, we are subject to regulations covering manufacturing practices, product labeling and advertising and adverse-event reporting that apply after we have obtained clearance or approval to sell a product. Many of our facilities and procedures and those of our suppliers are subject to ongoing oversight, including periodic inspection by governmental authorities. Compliance with production, safety, quality control and quality assurance regulations can be costly and time-consuming.

Cost-containment efforts of our customers, purchasing groups, third-party payers and governmental organizations could adversely affect our sales and profitability.

Many existing and potential customers for our products within the United States have become members of group purchasing organizations, or GPOs, and integrated delivery networks, or IDNs, in an effort to reduce costs. GPOs and IDNs negotiate pricing arrangements with healthcare product manufacturers and distributors and offer the negotiated prices to affiliated hospitals and other members. Due to the highly competitive nature of the GPO and IDN contracting processes, we may not be able to obtain or maintain contract positions with major GPOs and IDNs across our product portfolio. Furthermore, the increasing leverage of organized buying groups may reduce market prices for our products, thereby reducing our profitability.

While having a contract with a GPO or IDN can facilitate sales to members of that GPO or IDN, it is no assurance that sales volume of those products will be maintained. The members of such groups may choose to purchase from our competitors due to the price or quality offered by such competitors, which could result in a decline in our sales and profitability.

In addition, our capital equipment products typically represent a sizeable initial capital expenditure for healthcare organizations. Changes in the budgets of these organizations and the timing of spending under these budgets and conflicting spending priorities can have a significant effect on the demand for our capital equipment products and related services. Any decrease in expenditures by these healthcare facilities could decrease demand for our capital equipment products and related services and reduce our revenue.

Distributors of our products may begin to negotiate terms of sale more aggressively in an effort to increase their profitability. Failure to negotiate distribution arrangements having advantageous pricing or other terms of sale could adversely affect our results of operations and financial condition. In addition, if we fail to implement distribution arrangements successfully, it could cause us to lose market share to our competitors.

Outside the United States, we have experienced downward pricing pressure due to the concentration of purchasing power in centralized governmental healthcare authorities and increased efforts by such authorities to lower healthcare costs. Our failure to offer acceptable prices to these customers could adversely affect our sales and profitability in these markets.

Declining economic conditions could adversely affect our results of operations and financial condition.

Disruptions in the financial markets and other macro-economic challenges currently affecting the economy and the economic outlook of the United States and other parts of the world could adversely impact our customers and vendors in a number of ways, which could adversely affect us. Recessionary conditions and depressed levels of consumer and commercial spending have caused and may continue to cause customers to reduce, modify, delay or cancel plans to purchase our products and may cause vendors to reduce their output or change terms of sales. We have observed certain hospitals delaying capital equipment purchase decisions, which we expect will have an adverse impact on our financial results through the middle of calendar year 2010. If customers’ cash flow or operating and financial performance deteriorate, or if they are unable to make scheduled payments or obtain credit, they may not be able to pay, or may delay payment of, accounts receivable owed to us. Likewise, for similar reasons, vendors may restrict credit or impose different payment terms.

We also extend credit through an equipment leasing program for a substantial portion of sales to our dispensing product customers. We are subject to the risk that if these customers fail to pay or delay payment for the dispensing products they purchase from us, it could result in longer payment cycles, increased collection costs, defaults exceeding our expectations and an adverse impact on the cost or availability of financing. These risks related to our equipment leasing program may be exacerbated by a variety of factors, including declining economic conditions, decreases in demand for our dispensing products and negative trends in the businesses of our leasing customers.

Any inability of current and/or potential customers to pay us for our products or any demands by vendors for different payment terms may adversely affect our results of operations and financial condition.

We may be unable to protect our intellectual property rights or may infringe on the intellectual property rights of others.

We rely on a combination of patents, trademarks, copyrights, trade secrets and nondisclosure agreements to protect our proprietary intellectual property. Our efforts to protect our intellectual property and proprietary rights may not be sufficient. There can be no assurance that our pending patent applications will result in the issuance of patents to us, that patents issued to or licensed by us in the past or in the future will not be challenged or circumvented by competitors or that these patents will be found to be valid or sufficiently broad to preclude our competitors from introducing technologies similar to those covered by our patents and patent applications. In addition, our ability to enforce and protect our intellectual property rights may be limited in certain countries outside the United States, which could make it easier for competitors to capture market position in such countries by utilizing technologies that are similar to those developed or licensed by us.

Competitors also may harm our sales by designing products that mirror the capabilities of our products or technology without infringing our intellectual property rights. If we do not obtain sufficient protection for our intellectual property, or if we are unable to effectively enforce our intellectual property rights, our competitiveness could be impaired, which would limit our growth and future revenue.

We operate in an industry characterized by extensive patent litigation. Patent litigation is costly to defend and can result in significant damage awards, including treble damages under certain circumstances, and injunctions that could prevent the manufacture and sale of affected products or force us to make significant royalty payments in order to continue selling the affected products. At any given time, we are involved as either a plaintiff or a defendant in a number of patent infringement actions, the outcomes of which may not be known for prolonged periods of time. We can expect to face additional claims of patent infringement in the future. A successful claim of patent or other intellectual property infringement against us could adversely affect our results of operations and financial condition.

Defects or failures associated with our products and/or our quality system could lead to the filing of adverse event reports, recalls or safety alerts and negative publicity and could subject us to regulatory actions.

Manufacturing flaws, component failures, design defects, off-label uses or inadequate disclosure of product-related information could result in an unsafe condition or the injury or death of a patient. These problems could lead to a recall of, or issuance of a safety alert relating to, our products and result in significant costs and negative publicity. Due to the strong name recognition of our brands, an adverse event involving one of our products could result in reduced market acceptance and demand for all products within that brand, and could harm our reputation and our ability to market our products in the future. In some circumstances, adverse events arising from or associated with the design, manufacture or marketing of our products could result in the suspension or delay of regulatory reviews of our applications for new product approvals or clearances. We may also voluntarily undertake a recall of our products or temporarily shut down production lines based on internal safety and quality monitoring and testing data.

Our future operating results will depend on our ability to sustain an effective quality control system, and effectively train and manage our employee base with respect to our quality system. Our quality system plays an essential role in determining and meeting customer requirements, preventing defects and improving our products and services. While we have a network of quality systems throughout our business units and facilities, quality and safety issues may occur with respect to any of our products. A quality or safety issue may result in public warning letters, product recalls or seizures, monetary sanctions, consent decrees, injunctions to halt manufacture and distribution of products, civil or criminal sanctions, refusal of a government to grant clearances or approvals or delays in granting such clearances or approvals, import detentions of products made outside the United States, restrictions on operations or withdrawal or suspension of existing approvals. Any of the foregoing events could disrupt our business and have an adverse effect on our results of operations and financial condition.

We are currently operating under a consent decree with the FDA and our failure to comply with the requirements of the consent decree may have an adverse effect on our business.

Since February 2007, we have been subject to a consent decree with the FDA relating to our Alaris SE pumps which alleges that such pumps did not meet the standards of the Federal Food, Drug and Cosmetic Act, or FDC Act. In February 2009, we and the FDA amended the consent decree to include all infusion pumps manufactured by or for our subsidiary that manufactures and sells infusion pumps in the United States. Without admitting the allegations contained in the amended consent decree, and in addition to the requirements of the original consent decree, we agreed, among other things, that we will submit a corrective action plan to the FDA to bring the Alaris system and all other infusion pumps in use in the U.S. market into compliance with the FDC Act, our infusion pump facilities will be inspected by an independent expert, and our recall procedures and all ongoing recalls involving our infusion pumps will be inspected by an independent recall expert, all of which have now occurred. On June 2, 2009, the FDA notified us that the corrective action plan was acceptable and that we should begin implementation of the plan. We recorded a reserve of $17.8 million in the third quarter of fiscal year 2009 related to the corrective action plan. We may be obligated to pay more or less than the amount that we reserved in connection with the amended consent decree and our corrective action plan because, among other things, the cost of implementing the corrective action plan may be different than our current expectations (including as a result of changes in manufacturing, delivery and material costs), the FDA may determine that we are not fully compliant with the amended consent decree or our corrective action plan and therefore impose penalties under the amended consent decree, and/or we may be subject to future proceedings and litigation relating to the matters addressed in the amended consent decree. Moreover, the matters addressed in the amended consent decree could lead to negative publicity that could have an adverse impact on our business. We also placed a hold on shipping the Alaris PCA module and related Alaris PC Unit due to a potential risk we recently identified. On July 9, 2009, we received 510(k) clearance from the FDA allowing us to resume shipments of the Alaris PCA module and related PC unit. The amended consent decree authorizes the FDA, in the event of any violations in the future, to order us to cease manufacturing and distributing, recall products and take other actions. We may also be required to pay monetary damages if we fail to comply with any provision of the amended consent decree. For more detail, see “Business — Legal Proceedings — FDA Consent Decree.” Any of the foregoing matters could disrupt our business and have an adverse effect on our results of operations and financial condition.

We may incur product liability losses and other litigation liability.

We are, and may be in the future, subject to product liability claims and lawsuits, including potential class actions, alleging that our products have resulted or could result in an unsafe condition or injury. Any product liability claim brought against us, with or without merit, could be costly to defend and could result in settlement payments and adjustments not covered by or in excess of insurance. In addition, we may not be able to obtain insurance on terms acceptable to us or at all because insurance varies in cost and can be difficult to obtain. Our failure to successfully defend against product liability claims or maintain adequate insurance coverage could have an adverse effect on our results of operations and financial condition.

We are involved in a number of legal proceedings, certain of which are discussed in “Business — Legal Proceedings.” All such legal proceedings are inherently unpredictable, and the outcome can result in excessive verdicts and/or injunctive relief that may affect how we operate our business, or we may enter into settlements of claims for monetary damages. Future court decisions and legislative activity may increase our exposure to litigation and regulatory investigations. In some cases, substantial non-economic remedies or punitive damages may be sought.

We rely on the performance of our information technology systems, the failure of which could have an adverse effect on our business and performance.

Our business requires the continued operation of sophisticated information technology systems and network infrastructure. These systems are vulnerable to interruption by fire, power loss, system malfunction and other events, which are beyond our control. Systems interruptions could reduce our ability to manufacture and provide service for our products, and could have an adverse effect on our operations and financial performance. The level of protection and disaster-recovery capability varies from site to site, and there can be no guarantee that any such plans, to the extent they are in place, will be totally effective.

An interruption in our ability to manufacture our products, an inability to obtain key components or raw materials or an increase in the cost of key components or raw materials may adversely affect our business.

Many of our key products are manufactured at single locations, with limited alternate facilities. If an event occurs that results in damage to one or more of our facilities, it may not be possible to timely manufacture the relevant products at previous levels or at all. In addition, for reasons of quality assurance or cost effectiveness, we purchase certain components and raw materials from sole suppliers. We may not be able to quickly establish additional or replacement sources for certain components or materials. A reduction or interruption in manufacturing, or an inability to secure alternative sources of raw materials or components that are acceptable to us, could have an adverse effect on our results of operations and financial condition.

Due to the highly competitive nature of the healthcare industry and the cost containment efforts of our customers and third-party payers, we may be unable to pass along cost increases for key components or raw materials through higher prices to our customers. If the cost of key components or raw materials increases and we are unable fully to recover these increased costs through price increases or offset these increases through other cost reductions, we could experience lower margins and profitability.

We may not be successful in our strategic acquisitions of, investments in, or joint development agreements with, other companies and businesses.

We may pursue acquisitions of complementary businesses, technology licensing arrangements and joint development agreements to expand our product offerings and geographic presence as part of our business strategy. We may not complete these transactions in a timely manner, on a cost-effective basis, or at all, and we may not realize the expected benefits of any acquisition, license arrangement or joint development agreement. Other companies may compete with us for these strategic opportunities. Even if we are successful in making an acquisition, the products and technologies that we acquire may not be successful or may require significantly greater resources and investments than we originally anticipated. We also could experience negative effects on our results of operations and financial condition from acquisition-related charges, amortization of intangible assets and asset impairment charges, and other issues that could arise in connection with, or as a result of, the acquisition of the acquired company, including issues related to internal control over financial reporting, regulatory or compliance issues that could exist for an acquired company or business and potential adverse short-term effects on results of operations through increased costs or otherwise. These effects, individually or in the aggregate, could cause a deterioration of our credit profile and/or rating and result in reduced availability of credit to us or in increased borrowing costs and interest expense.

We could experience difficulties in integrating geographically separated organizations, systems and facilities, and personnel with diverse backgrounds. Integration of an acquired business also may require management resources that otherwise would be available for development of our existing business. If an acquired business fails to operate as anticipated or cannot be successfully integrated with our existing business, results of operations and financial condition could be adversely affected.

We may face significant uncertainty in the industry due to government healthcare reform.

Political, economic and regulatory influences are subjecting the healthcare industry to fundamental changes. We anticipate that the new presidential administration, Congress and certain state legislatures will continue to review and assess alternative healthcare delivery systems and payment methods with an objective of ultimately reducing healthcare costs and expanding access. Public debate of these issues will likely continue in the future. The uncertainties regarding the ultimate features of reform initiatives and their enactment and implementation may, while such uncertainties remain unresolved, have an adverse effect on our customers’ purchasing decisions regarding our products and services. At this time, we cannot predict which, if any, healthcare reform proposals will be adopted, when they may be adopted or what impact they may have on us.

We may need additional financing in the future to meet our capital needs or to make opportunistic acquisitions and such financing may not be available on favorable terms, if at all, and may be dilutive to existing stockholders.

We intend to increase our investment in research and development activities and expand our sales and marketing activities. We also may make acquisitions. As a consequence, in the future, we may need to seek additional financing. We may be unable to obtain any desired additional financing on terms favorable to us, if at all. If we lose an investment grade credit rating or adequate funds are not available on acceptable terms, we may be unable to fund our expansion, successfully develop or enhance products or respond to competitive pressures, any of which could negatively affect our business. If we raise additional funds through the issuance of equity securities, our stockholders will experience dilution of their ownership interest. If we raise additional funds by issuing debt, we may be subject to limitations on our operations due to restrictive covenants.

Additionally, our ability to make scheduled payments or refinance our obligations will depend on our operating and financial performance, which in turn is subject to prevailing economic conditions and financial, business and other factors beyond our control. Recent disruptions in the financial markets, including the bankruptcy or restructuring of a number of financial institutions and reduced lending activity, may adversely affect the availability, terms and cost of credit in the future. There can be no assurance that recent government initiatives in response to the disruptions in the financial markets will stabilize the markets in general or increase liquidity and the availability of credit to us.

We are subject to risks associated with doing business outside of the United States.

Our operations outside of the United States are subject to risks that are inherent in conducting business under non-U.S. laws, regulations and customs. Sales to customers outside of the United States made up approximately 26% of our revenue in fiscal 2008 and we expect that non-U.S. sales will contribute to future growth. The risks associated with our operations outside the United States include:

•	changes in non-U.S. government programs;

•	multiple non-U.S. regulatory requirements that are subject to change and that could restrict our ability to manufacture and sell our products;

•	possible failure to comply with anti-bribery laws such as the U.S. Foreign Corrupt Practices Act and similar anti-bribery laws in other jurisdictions;

•	different local product preferences and product requirements;

•	trade protection and restriction measures and import or export licensing requirements;

•	difficulty in establishing, staffing and managing non-U.S. operations;

•	different labor regulations;

•	changes in environmental, health and safety laws;

•	potentially negative consequences from changes in or interpretations of tax laws;

•	political instability and actual or anticipated military or political conflicts;

•	economic instability and inflation, recession or interest rate fluctuations;

•	uncertainties regarding judicial systems and procedures;

•	minimal or diminished protection of intellectual property in some countries; and

•	regulatory changes that may place our products at a disadvantage.

These risks, individually or in the aggregate, could have an adverse effect on our results of operations and financial condition.

We are also exposed to a variety of market risks, including the effects of changes in foreign currency exchange rates. If the U.S. dollar strengthens in relation to the currencies of other countries such as the Euro, where we sell our products, our U.S. dollar reported revenue and income will decrease. Additionally, we incur significant costs in foreign currencies and a fluctuation in those currencies’ value can negatively impact manufacturing and selling costs. Changes in the relative values of currencies occur regularly and, in some instances, could have an adverse effect on our results of operations and financial condition.

We are subject to healthcare fraud and abuse regulations that could result in significant liability, require us to change our business practices and restrict our operations in the future.

We are subject to various U.S. federal, state and local laws targeting fraud and abuse in the healthcare industry, including anti-kickback and false claims laws. Violations of these laws are punishable by criminal or civil sanctions, including substantial fines, imprisonment and exclusion from participation in healthcare programs such as Medicare and Medicaid. These laws and regulations are wide ranging and subject to changing interpretation and application, which could restrict our sales or marketing practices. Furthermore, since many of our customers rely on reimbursement from Medicare, Medicaid and other governmental programs to cover a substantial portion of their expenditures, our exclusion from such programs as a result of a violation of these laws could have an adverse effect on our results of operations and financial condition.

Tax legislation initiatives or challenges to our tax positions could adversely affect our results of operation and financial condition.

We are a large multinational corporation with operations in the United States and international jurisdictions. As such, we are subject to the tax laws and regulations of the U.S. federal, state and local governments and of many international jurisdictions. From time to time, various legislative initiatives may be proposed that could adversely affect our tax positions. There can be no assurance that our effective tax rate or tax payments will not be adversely affected by these initiatives. In addition, U.S. federal, state and local, as well as international, tax laws and regulations are extremely complex and subject to varying interpretations. There can be no assurance that our tax positions will not be challenged by relevant tax authorities or that we would be successful in any such challenge. See note 9 to our audited combined financial statements for a discussion of Notices of Proposed Adjustment received during fiscal 2008.

Our reserves against disputed tax obligations may ultimately prove to be insufficient.

The IRS currently has ongoing audits of fiscal years 2001 through 2007 for Cardinal Health. During the quarter ended September 30, 2008, Cardinal Health received an IRS Revenue Agent’s Report for the tax years 2003 through 2005 that included Notices of Proposed Adjustment related to transfer pricing arrangements between foreign and domestic subsidiaries and the transfer of intellectual property among our subsidiaries. The amount of additional tax proposed by the IRS in these notices totals $462 million, excluding penalties and interest, which may be significant. We and Cardinal Health disagree with the IRS regarding the application of the U.S. Treasury regulations to the arrangements under review and the valuations underlying such adjustments and intend to vigorously contest them. Although we believe that we have provided an appropriate contingent tax reserve for these matters under FASB Interpretation, or FIN, No. 48, we may not be fully reserved for this matter and it is possible that we may be obligated to pay an amount in excess of the reserve, including the full amount that the IRS is seeking. The tax matters agreement that we will enter into with Cardinal Health will specify that this matter, including the control of audit proceedings and payment of any additional liability, will be our responsibility. Any such obligation could have an adverse effect on our results of operations and financial condition. See note 9 to our audited combined financial statements for a discussion of Notices of Proposed Adjustment received during fiscal 2008.

Risks Related to the Separation

After our separation from Cardinal Health, we will have a significant amount of debt, which could adversely affect our business and our ability to meet our obligations.

As of March 31, 2009, on a pro forma basis after giving effect to the offer and sale by us of $1.4 billion of senior notes on July 14, 2009 and after giving effect to the application of the net proceeds of such notes offering as contemplated under “Unaudited Pro Forma Condensed Combined Financial Statements” and “Description of Indebtedness,” our total consolidated indebtedness would have been $1.4 billion.

This significant amount of debt could have important consequences to us and our investors, including:

•	requiring a substantial portion of our cash flow from operations to make interest payments on this debt;

•	making it more difficult to satisfy debt service and other obligations;

•	increasing the risk of a future credit ratings downgrade of our debt, which could increase future debt costs and limit the future availability of debt financing;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	reducing the cash flow available to fund capital expenditures and other corporate purposes and to grow our business;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry;

•	placing us at a competitive disadvantage to our competitors that may not be as highly leveraged with debt as we are; and

•	limiting our ability to borrow additional funds as needed or take advantage of business opportunities as they arise, pay cash dividends or repurchase common stock.

To the extent that we incur additional indebtedness, the risks described above could increase. In addition, our actual cash requirements in the future may be greater than expected. Our cash flow from operations may not be sufficient to repay all of the outstanding debt as it becomes due, and we may not be able to borrow money, sell assets or otherwise raise funds on acceptable terms, or at all, to refinance our debt.

In addition, as a result of various restrictive covenants in the agreements governing our new senior revolving credit facilities and our senior notes, our financial flexibility will be restricted in a number of ways. The agreements governing the senior revolving credit facilities will subject us and our subsidiaries to significant financial and other restrictive covenants, including restrictions on our ability to incur additional indebtedness, place liens upon assets, make distributions, pay dividends or make certain other restricted payments and investments, consummate certain asset sales, enter into transactions with affiliates, conduct businesses other than our current or related businesses, merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our assets. Our new senior revolving credit facilities also require us to meet certain financial ratio tests on an ongoing basis that may require us to take action and reduce debt or act in a manner contrary to our business objectives. Events beyond our control, including changes in general economic and business conditions, may affect our ability to meet those financial ratios and financial condition tests. We cannot assure you that we will meet those tests or that the lenders will waive any failure to meet those tests. The indenture governing our senior notes limits our ability to incur certain secured debt and enter into certain sale and leaseback transactions. A breach of any of these covenants could result in a default under our new senior revolving credit facilities or senior notes. If an event of default under our new senior revolving credit facilities or senior notes occurs, the lenders could elect to declare all amounts outstanding thereunder, together with accrued interest, to be immediately due and payable.

Current challenges in the commercial and credit environment may adversely affect our ability to complete the separation and our future access to capital.

The global financial markets have recently experienced unprecedented levels of volatility. It is a condition to the separation that we and Cardinal Health each will be able to receive investment grade credit ratings following the separation. Our ability to issue debt or enter into other financing arrangements on acceptable terms could be adversely affected if there is a material decline in the demand for our products or in the solvency of our customers or suppliers or other significantly unfavorable changes in economic conditions. Continuing volatility in the global financial markets could increase borrowing costs or affect our ability to access the capital markets. It is also possible that such conditions could adversely affect Cardinal Health’s and our ability to maintain investment grade credit ratings prior to or following the separation.

We have no operating history as a separate public company, and our historical and pro forma financial information is not necessarily representative of the results that we would have achieved as a separate, publicly-traded company and may not be a reliable indicator of our future results.

Until the separation, we will not have any assets, liabilities or operations. Our historical and pro forma financial information included in this information statement is derived from the consolidated financial statements and accounting records of Cardinal Health. Accordingly, the historical and pro forma financial information included in this information statement does not necessarily reflect the financial condition, results of operations or cash flows that we would have achieved as a separate, publicly-traded company during the periods presented or those that we will achieve in the future primarily as a result of the following factors:

•	Prior to the separation, our business was operated by Cardinal Health as part of its broader corporate organization, rather than as an independent company. Cardinal Health or one of its affiliates performed various corporate functions for us, including, but not limited to, legal, treasury, accounting, auditing, risk management, information technology, human resources, corporate affairs, tax administration, certain governance functions (including compliance with the Sarbanes-Oxley Act of 2002 and internal audit) and external reporting. Our historical and pro forma financial results reflect allocations of corporate expenses from Cardinal Health for these and similar functions. These allocations are likely to be less than the comparable expenses we believe we would have incurred had we operated as a separate publicly traded company.

•	Currently, our business is integrated with the other businesses of Cardinal Health. Historically, we have shared economies of scope and scale in costs, employees, vendor relationships and customer relationships. While we will enter into transition agreements that will govern certain commercial and other relationships among us and Cardinal Health after the separation, those transitional arrangements may not fully capture the benefits our businesses have enjoyed as a result of being integrated with the other businesses of Cardinal Health. The loss of these benefits could have an adverse effect on our results of operations and financial condition following the completion of the separation.

•	Generally, our working capital requirements and capital for our general corporate purposes, including acquisitions, research and development and capital expenditures, have historically been satisfied as part of the corporate-wide cash management policies of Cardinal Health. Following the completion of the separation we may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements.

•	Subsequent to the completion of the separation, the cost of capital for our business may be higher than Cardinal Health’s cost of capital prior to the separation because Cardinal Health’s current cost of debt may be lower than ours following the separation.

Other significant changes may occur in our cost structure, management, financing and business operations as a result of operating as a company separate from Cardinal Health.

If, following the completion of the separation, there is a determination that the separation is taxable for U.S. federal income tax purposes because the facts, assumptions, representations or undertakings underlying the IRS ruling or tax opinions are incorrect or for any other reason, then Cardinal Health and its shareholders that are subject to U.S. federal income tax could incur significant U.S. federal income tax liabilities and we could incur significant liabilities.

Cardinal Health has received a private letter ruling from the IRS to the effect that, among other things, the contribution and the distribution will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. It is a condition to the distribution that the private letter ruling not be revoked or modified in any material respect. In addition, it is a condition to the distribution that Cardinal Health receive opinions of Weil, Gotshal & Manges LLP and Wachtell, Lipton, Rosen & Katz, co-counsel to Cardinal Health, to the effect that the contribution and the distribution will qualify as a transaction that is described in Sections 355(a) and 368(a)(1)(D) of the Code. The ruling relies, and the opinions will rely, on certain facts, assumptions, representations and undertakings from Cardinal Health and us regarding the past and future conduct of the companies’ respective businesses and other matters. If any of these facts, assumptions, representations or undertakings are incorrect or not otherwise satisfied, Cardinal Health and its shareholders may not be able to rely on the ruling or the opinions of tax counsel and could be subject to significant tax liabilities. Notwithstanding the private letter ruling and opinions of tax counsel, the IRS could determine on audit that the separation is taxable if it determines that any of these facts, assumptions, representations or undertakings are not correct or have been violated or if it disagrees with the conclusions in the opinions that are not covered by the private letter ruling, or for other reasons, including as a result of certain significant changes in the stock ownership of Cardinal Health or us after the separation. If the separation is determined to be taxable for U.S. federal income tax purposes, Cardinal Health and its shareholders that are subject to U.S. federal income tax could incur significant U.S. federal income tax liabilities and we could incur significant liabilities. For a description of the sharing of such liabilities between Cardinal Health and us, see “Our Relationship with Cardinal Health Following the Distribution — The Separation Agreement” and “— Tax Matters Agreement.”

We may not be able to engage in certain corporate transactions after the separation.

To preserve the tax-free treatment to Cardinal Health of the contribution and the distribution, under the tax matters agreement that we will enter into with Cardinal Health, we are restricted from taking any action that prevents the distribution and related transactions from being tax-free for U.S. federal income tax purposes. These restrictions may limit our ability to pursue certain strategic transactions or engage in other transactions, including use of our common stock to make acquisitions and equity capital market transactions, that might increase the value of our business. The retention by Cardinal Health of shares of our common stock may further exacerbate these restrictions. For more information, see the sections entitled “Our Relationship with Cardinal Health Following the Distribution — Agreements with Cardinal Health — Tax Matters Agreement.”

After the separation, certain of our executive officers and directors may have actual or potential conflicts of interest because of their positions in Cardinal Health.

The ownership by our expected executive officers and some of our expected directors of common shares, options, or other equity awards of Cardinal Health may create, or may create the appearance of, conflicts of interest. Because of their current or former positions with Cardinal Health, certain of our expected executive officers and non-employee director nominees own common shares of Cardinal Health, options to purchase common shares of Cardinal Health or other equity awards. The individual holdings of common shares, options to purchase common shares of Cardinal Health or other equity awards may be significant for some of these persons compared to these persons’ total assets. Even though our board of directors will consist of a majority of directors who are independent, and our expected executive officers who are currently employees of Cardinal Health will cease to be employees of Cardinal Health upon the separation, ownership by our expected directors and officers, after our separation, of common shares or options to purchase common shares of Cardinal Health, or any other equity awards, creates, or may create the appearance of, conflicts of interest when these expected directors and officers are faced with decisions that could have different implications for Cardinal Health than the decisions have for us.

We may not achieve some or all of the expected benefits of the separation, and the separation may adversely affect our business.

We may not be able to achieve the full strategic and financial benefits expected to result from the separation, or such benefits may be delayed or not occur at all. These benefits include the following:

•	improving strategic planning, increasing management focus and streamlining decision-making by providing the flexibility to implement the unique strategic plans of each company and to respond more effectively to different customer needs of each company and the changing economic environment;

•	allowing each of Cardinal Health and us to adopt the capital structure, investment policy and dividend policy best suited to each business’ financial profile and business needs, as well as resolving the current competition for capital among Cardinal Health and its investors; and

•	facilitating incentive compensation arrangements for employees more directly tied to the performance of the relevant company’s business, and enhancing employee hiring and retention by, among other things, improving the alignment of management and employee incentives with performance and growth objectives, while at the same time creating an independent equity structure that will facilitate our ability to effect future acquisitions utilizing our common stock.

We may not achieve the anticipated benefits for a variety of reasons. There also can be no assurance that the separation will not adversely affect our business.

Cardinal Health may fail to perform under various transaction agreements that will be executed as part of the separation or we may fail to have necessary systems and services in place when certain of the transaction agreements expire.

In connection with the separation, we and Cardinal Health have entered into a separation agreement and will enter into various other agreements, including a transition services agreement, a tax matters agreement, an employee matters agreement, intellectual property agreements and commercial agreements. The separation agreement, the tax matters agreement and employee matters agreement will determine the allocation of assets and liabilities between the companies following the separation for those respective areas and will include any necessary indemnifications related to liabilities and obligations. The transition services agreement will provide for the performance of certain services by each company for the benefit of the other for a period of time after the separation. We will rely on Cardinal Health to satisfy its performance and payment obligations under these agreements. If Cardinal Health is unable to satisfy its obligations under these agreements, including its indemnification obligations, we could incur operational difficulties or losses. If we do not have in place our own systems and services, or if we do not have agreements with other providers of these services once certain transaction agreements expire, we may not be able to operate our business effectively and our profitability may decline. We are in the process of creating our own, or engaging third parties to provide, systems and services to replace many of the systems and services Cardinal Health currently provides to us. We may not be successful in implementing these systems and services or in transitioning data from Cardinal Health’s systems to ours.

Risks Related to Our Common Stock

Future sales or distributions of our common stock could depress the market price for shares of our common stock.

After the separation, we will have approximately 225 million shares of common stock outstanding, excluding 40 million shares of common stock reserved for issuance under our stock option plans. Cardinal Health will distribute 180 million shares of common stock to its shareholders, all of which will be freely tradeable under the Securities Act, unless held by Cardinal Health or our “affiliates” as that term is defined by the federal securities laws. Although we have no knowledge of any plan or intention on the part of any Cardinal Health shareholder to sell our common stock following the separation, it is possible that some Cardinal Health shareholders, including possibly some of its largest shareholders, may sell our common stock received in the distribution for reasons such as that our business profile or market capitalization as a separate, publicly-traded company does not fit their investment objectives. In addition, after completion of the separation, Cardinal Health will retain no more than 19.9% of our total shares outstanding or approximately 45 million shares of our common stock. Pursuant to the private letter ruling, Cardinal Health will be required to dispose of such shares of our common stock that it owns as soon as practicable and consistent with its reasons for retaining such shares, but in no event later than five years after the distribution. We will agree that, upon the request of Cardinal Health, we will use our commercially reasonable efforts to effect a registration under applicable federal and state securities laws of any shares of our common stock retained by Cardinal Health. Any disposition by Cardinal Health, or any significant Cardinal Health shareholder, of our common stock in the public market, or the perception that such dispositions could occur, could adversely affect prevailing market prices for our common stock.

Your percentage of ownership in us may be diluted in the future.

As with any publicly-traded company, your percentage ownership in us may be diluted in the future because of equity issuances for acquisitions, capital market transactions or otherwise, including equity awards that we expect will be granted to our directors, officers and employees.

We cannot be certain that an active trading market will develop or be sustained after the separation, and following the separation, our stock price may fluctuate significantly.

There is currently no public market for our common stock. It is anticipated that on or prior to the record date for the distribution, trading of shares of our common stock will begin on a “when-issued” basis and will continue through the distribution date. However, there can be no assurance that an active trading market will develop or be sustained for our common stock after the separation. Nor can we predict the prices at which shares of our common stock may trade after the separation. Similarly, we cannot predict the effect of the separation on the trading prices of our common stock or whether the combined market value of the shares of our common stock and the common shares of Cardinal Health will be less than, equal to or greater than the market value of the common shares of Cardinal Health prior to the separation.

The market price of our common stock may fluctuate significantly due to a number of factors, some of which may be beyond our control, including:

•	actual or anticipated fluctuations in our operating results;

•	changes in earnings estimated by securities analysts or our ability to meet those estimates;

•	the operating and stock price performance of comparable companies; and

•	domestic and foreign economic conditions.

Certain provisions in our amended and restated certificate of incorporation and amended and restated by-laws, and of Delaware law, may prevent or delay an acquisition of our company, which could decrease the trading price of our common stock.

Our amended and restated certificate of incorporation, amended and restated by-laws and Delaware law will contain provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive to the raider and to encourage prospective acquirors to negotiate with our board of directors rather than to attempt a hostile takeover. These provisions include, among others:

•	the inability of our stockholders to call a special meeting;

•	rules regarding how stockholders may present proposals or nominate directors for election at stockholder meetings;

•	the right of our board to issue preferred stock without stockholder approval;

•	the division of our board of directors into three classes of directors, with each class serving a staggered three-year term;

•	a provision that stockholders may only remove directors with cause;

•	the ability of our directors, and not stockholders, to fill vacancies on our board of directors; and

•	the requirement that stockholders holding at least eighty percent of our voting stock are required to amend certain provisions in our amended and restated certificate of incorporation and our amended and restated bylaws relating to the number, term and election of our directors, the filling of board vacancies, stockholder notice procedures and the calling of special meetings of stockholders.

Delaware law also imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock. For more information, see “Description of Our Capital Stock — Anti-takeover Effects of Various Provisions of Delaware Law and our Amended and Restated Certificate of Incorporation and By-laws.”

We believe these provisions will protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirors to negotiate with our board of directors and by providing our board of directors with more time to assess any acquisition proposal. These provisions are not intended to make our company immune from takeovers. However, these provisions will apply even if the offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that our board of directors determines is not in the best interests of our company and our stockholders. These provisions may also prevent or discourage attempts to remove and replace incumbent directors.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This information statement and other materials we have filed or will file with the SEC contain, or will contain, certain forward-looking statements regarding business strategies, market potential, future financial performance and other matters. The words “believe,” “expect,” “anticipate,” “project” and similar expressions, among others, generally identify “forward-looking statements,” which speak only as of the date the statements were made. The matters discussed in these forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those projected, anticipated or implied in the forward-looking statements. In particular, information included under “The Distribution,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” contain forward-looking statements. Where, in any forward-looking statement, we express an expectation or belief as to future results or events, such expectation or belief is based on the current plans and expectations of our management and expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. Factors that could cause actual results or events to differ materially from those anticipated include the matters described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in addition to the following other factors:

•	difficulties or delays in the development, production, manufacturing and marketing of new or existing products and services, including difficulties or delays associated with obtaining requisite regulatory approvals or clearances associated with those activities;

•	changes in laws and regulations or in the interpretation or application of laws or regulations, as well as possible failures to comply with applicable laws or regulations as a result of possible misinterpretations or misapplications;

•	cost-containment efforts of our customers, purchasing groups, third-party payers and governmental organizations;

•	the continued financial viability and success of our customers and suppliers and the potential impact on our customers and suppliers of declining economic conditions, which could impact our results of operations and financial condition;

•	costs associated with protecting our trade secrets and enforcing our patent, copyright and trademark rights, and successful challenges to the validity of our patents, copyrights or trademarks;

•	actions of regulatory bodies and other government authorities, including the FDA and foreign counterparts, that could delay, limit or suspend product development, manufacturing or sales or result in recalls, seizures, consent decrees, injunctions and monetary sanctions;

•	costs or claims resulting from potential errors or defects in our manufacturing that may injure persons or damage property or operations, including costs from remediation efforts or recalls;

•	the results, consequences, effects or timing of any commercial disputes, patent infringement claims or other legal proceedings or any government investigations;

•	disruption or damage to or failure of our information systems;

•	interruption in our ability to manufacture our products or an inability to obtain key components or raw materials or increased costs in such key components or raw materials;

•	the costs, difficulties and uncertainties related to the integration of acquired businesses, including liabilities relating to the operations or activities of such businesses prior to their acquisition;

•	uncertainties in our industry due to government healthcare reform;

•	uncertainties related to the availability of additional financing to us in the future and the terms of such financing;

•	risks associated with international operations, including fluctuations in currency exchange rates;

•	the effects of our strategies to run our business in a tax-efficient manner;

•	competitive pressures in the markets in which we operate;

•	the loss of, or default by, one or more key customers or suppliers;

•	unfavorable changes to the terms of key customer or supplier relationships;

•	downgrades of our credit ratings or disruptions to financial markets, and the potential that such downgrades or disruptions could adversely affect our access to capital and the terms of such capital or increase our cost of capital;

•	failure to retain or continue to attract senior management or key personnel;

•	difficulties and costs associated with enhancing our accounting systems and internal controls and complying with financial reporting requirements;

•	any failure to realize expected benefits from the separation;

•	risks associated with our substantial leverage following the separation;

•	a change in our revenue and operating costs following the separation;

•	the potential effects of threatened or actual terrorism and war; and

•	uncertainties relating to general economic, political, business, industry, regulatory and market conditions.

DIVIDEND POLICY

We currently intend to retain any earnings to finance research and development, acquisitions and the operation and expansion of our business and do not anticipate paying any cash dividends for the foreseeable future. The declaration and payment of any dividends in the future by us will be subject to the sole discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, capital requirements of our operating subsidiaries, covenants associated with certain of our debt obligations, legal requirements, regulatory constraints and other factors deemed relevant by our board of directors. Moreover, if we determine to pay any dividend in the future, there can be no assurance that we will continue to pay such dividends.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2009:

•	on a historical basis; and

•	on a pro forma basis to give effect to the pro forma adjustments included in our unaudited pro forma financial information, as follows:

•	the contribution by Cardinal Health to us of the assets and liabilities that comprise our business;

•	the sale by us of $250.0 million in aggregate principal amount of 4.125% senior notes due 2012, $450.0 million in aggregate principal amount of 5.125% senior notes due 2014 and $700.0 million in aggregate principal amount of 6.375% senior notes due 2019 in a transaction exempt from registration under the Securities Act;

•	the issuance of up to approximately 225 million shares of our common stock of which approximately 180 million shares will be distributed to holders of Cardinal Health common shares and Cardinal Health will retain no more than 19.9% of our total shares outstanding or approximately 45 million shares. This number of shares is based upon the number of Cardinal Health common shares outstanding on March 31, 2009 and a distribution ratio of 0.5 shares of CareFusion common stock for each Cardinal Health common share;

•	our anticipated post-separation capital structure;

•	the impact of a separation agreement, a tax matters agreement, a transition services agreement, an employee matters agreement and other commercial agreements between us and Cardinal Health and the provisions contained therein;

•	the impact of removing certain businesses that manufacture and sell surgical and exam gloves, surgical drapes and apparel and fluid management products in the U.S. market included in our historical Medical Technologies and Services segment that will be retained by Cardinal Health; and

•	settlement of intercompany account balances between us and Cardinal Health.

The information below is not necessarily indicative of what our capitalization would have been had the separation, distribution and related financing transactions been completed as of March 31, 2009. In addition, it is not indicative of our future capitalization. This table should be read in conjunction with “Unaudited Pro Forma Condensed Combined Financial Statements,” “Selected Historical Condensed Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our unaudited interim condensed combined financial statements and notes included elsewhere in this information statement.

	As of March 31, 2009
	Actual	Pro Forma(1)
	(in millions)
Debt, including current and long-term:
4.125% senior notes due 2012	$—	$248.3
5.125% senior notes due 2014	$—	$445.4
6.375% senior notes due 2019	$—	$688.5
Other obligations(2)	8.6	8.6
Debt allocated from parent company(3)	1,627.0	—

Total debt	1,635.6	1,390.8
Total parent company equity	4,852.5	—
Total equity	—	4,332.4

Total capitalization	$6,488.1	$5,713.2

(1)	Assumes that the separation occurred as of March 31, 2009. Senior note amounts of $250.0 million aggregate principal amount of 4.125% senior notes due 2012 (exclusive of debt discount of $1.7 million), $450.0 million aggregate principal amount of 5.125% senior notes due 2014 (exclusive of debt discount of $4.6 million) and $700.0 million aggregate principal amount of 6.375% senior notes due 2019 (exclusive of debt discount of $11.5 million).

(2)	Other obligations consist primarily of additional notes, loans and capital leases.

(3)	A portion of Cardinal Health’s consolidated debt has been allocated to us based on our debt capacity consistent with an investment grade credit rating, including amounts directly incurred. See note 7 to the unaudited interim condensed combined financial statements included elsewhere in this information statement for further information.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The unaudited pro forma condensed combined financial statements of CareFusion consist of unaudited pro forma condensed combined statements of earnings for the nine months ended March 31, 2009 and for the fiscal years ended June 30, 2008, 2007 and 2006 and an unaudited pro forma combined balance sheet as of March 31, 2009. The unaudited pro forma condensed combined financial statements should be read in conjunction with our “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our audited combined financial statements and the corresponding notes, and our unaudited interim condensed combined financial statements and the corresponding notes included elsewhere in this information statement.

The unaudited pro forma condensed combined financial statements included in this information statement have been derived from our historical combined financial statements included elsewhere in this information statement and do not necessarily reflect what our financial position and results of operations would have been if we had operated as an independent, publicly-traded company during the periods shown. In addition, they are not necessarily indicative of our future results of operations or financial condition. The assumptions and estimates used and pro forma adjustments derived from such assumptions are based on currently available information, and we believe such assumptions are reasonable under the circumstances.

The unaudited pro forma condensed combined statements of earnings for the nine months ended March 31, 2009 and fiscal years ended June 30, 2008, 2007 and 2006, reflect our results as if the separation and related transactions described below had occurred as of July 1, 2008, 2007, 2006 and 2005, respectively. The unaudited pro forma condensed combined balance sheet as of March 31, 2009 reflects our results as if the separation and related transactions described below had occurred as of such date.

The unaudited pro forma condensed combined statement of earnings data for fiscal 2008 and the nine months ended March 31, 2009, and the condensed combined balance sheet data as of March 31, 2009 have been adjusted to give effect to the following transactions:

•	the contribution by Cardinal Health to us of the assets and liabilities that comprise our business;

•	the sale by us of $250.0 million in aggregate principal amount of 4.125% senior notes due 2012, $450.0 million in aggregate principal amount of 5.125% senior notes due 2014 and $700.0 million in aggregate principal amount of 6.375% senior notes due 2019 in a transaction exempt from registration under the Securities Act;

•	the issuance of up to approximately 225 million shares of our common stock of which approximately 180 million shares will be distributed to holders of Cardinal Health common shares and Cardinal Health will retain no more than 19.9% of our total shares outstanding or approximately 45 million shares. This number of shares is based upon the number of Cardinal Health common shares outstanding on March 31, 2009 and a distribution ratio of 0.5 shares of CareFusion common stock for each Cardinal Health common share;

•	our anticipated post-separation capital structure;

•	the impact of a separation agreement, a tax matters agreement, a transition services agreement, an employee matters agreement and other commercial agreements between us and Cardinal Health and the provisions contained therein;

•	the impact of removing certain businesses that manufacture and sell surgical and exam gloves, surgical drapes and apparel and fluid management products in the U.S. market included in our historical Medical Technologies and Services segment that will be retained by Cardinal Health; and

•	settlement of intercompany account balances between us and Cardinal Health.

The unaudited pro forma condensed combined financial statements do not include certain non-recurring separation costs that we expect to incur in connection with the separation. Excluded are one-time expenditures estimated at $35 million to $45 million related to employee-related costs, costs to start up certain stand-alone functions and information technology systems, and other one-time transaction-related costs. We expect to fund these costs through cash from operations, cash on hand and, if necessary, cash available from credit facilities.

Due to the scope and complexity of these activities, the amount of these costs could increase or decrease materially and the timing of incurrence could change.

For the fiscal year ended June 30, 2008 and the nine months ended March 31, 2009, Cardinal Health allocated to us general corporate expenses in the amount of $407.2 million and $304.9 million, respectively. General corporate expenses include, but are not limited to, costs related to finance, legal, information technology, human resources, communications, ethics and compliance, shared services, employee benefits and incentives, and stock-based compensation. Effective with the separation, we will assume responsibility for all of these functions and related costs and anticipate our costs as a stand-alone entity will be higher than those allocated to us from Cardinal Health. In the first year following the separation, these operating costs are estimated to be approximately $25 million to $30 million higher than the general corporate expenses historically allocated from Cardinal Health to us. No pro forma adjustments have been made to our financial statements to reflect the additional costs and expenses described in this paragraph because they are projected amounts based on judgmental estimates and, as such, are not includable as pro forma adjustments in accordance with the requirements of Rule 11-02 of Regulation S-X.

The unaudited pro forma condensed combined statement of earnings data for fiscal years 2007 and 2006 have been adjusted to give effect to the impact of removing certain businesses that manufacture and sell surgical and exam gloves, surgical drapes and apparel and fluid management products in the U.S. market included in our historical Medical Technologies and Services segment that will be retained by Cardinal Health.

CAREFUSION CORPORATION

PRO FORMA CONDENSED COMBINED STATEMENTS OF EARNINGS
NINE MONTHS ENDED MARCH 31, 2009

				Businesses
				Retained by
		Separation		Cardinal		Financing		Pro
	Historical	Adjustments(a)		Health(b)		Adjustments		Forma
	(unaudited)
	(in millions, except per share amounts)

Revenue	$3,409.6	$69.2		$(666.6)		$—		$2,812.2
Cost of products sold	1,902.9	61.2		(502.1)		—		1,462.0

Gross margin	1,506.7	8.0		(164.5)		—		1,350.2
Selling, general and administrative expenses	871.2	8.4		(71.0)		—		808.6
Research and development expenses	120.2	—		(3.0)		—		117.2
Restructuring and acquisition integration charges	55.5	—		(1.5)		—		54.0

Operating earnings	459.8	(0.4)		(89.0)		—		370.4
Interest expense and other, net	83.4	—		(15.1)		10.3	(c)	78.6
Royalty (income) and other, net received from parent	(193.9)	—		193.9	(d)	—		—

Earnings before income taxes	570.3	(0.4)		(267.8)		(10.3)		291.8
Provision for income taxes	98.5	(5.1	)(e)	(38.3	)(e)	(3.8	)(e)	51.3

Net earnings	$471.8	$4.7		$(229.5)		$(6.5)		$240.5

Basic earnings per share								$1.07	(f)
Diluted earnings per share								$1.06	(g)
Weighted average number of shares outstanding:
Basic								224.8	(f)
Diluted								226.0	(g)

CAREFUSION CORPORATION

PRO FORMA CONDENSED COMBINED STATEMENTS OF EARNINGS
FISCAL YEAR ENDED JUNE 30, 2008

				Businesses
				Retained by
		Separation		Cardinal		Financing		Pro
	Historical	Adjustments(a)		Health(b)		Adjustments		Forma
	(unaudited)
	(in millions, except per share amounts)

Revenue	$4,518.4	$86.6		$(834.4)		$—		$3,770.6
Cost of products sold	2,472.1	74.1		(564.2)				1,982.0

Gross margin	2,046.3	12.5		(270.2)		—		1,788.6
Selling, general and administrative expenses	1,103.6	12.6		(74.9)		—		1,041.3
Research and development expenses	162.4	—		(5.4)		—		157.0
Restructuring and acquisition integration charges	37.0	—		(1.8)		—		35.2
Acquired in-process research and development	18.0	—		—		—		18.0

Operating earnings	725.3	(0.1)		(188.1)		—		537.1
Interest expense and other, net	67.0	—		(3.0)		16.8	(c)	80.8
Royalty (income) and other, net received from parent	(188.8)	—		188.8	(d)	—		—

Earnings before income taxes	847.1	(0.1)		(373.9)		(16.8)		456.3
Provision for income taxes	184.4	(1.4	)(e)	(62.8	)(e)	(6.3	)(e)	113.9

Net earnings	$662.7	$1.3		$(311.1)		$(10.5)		$342.4

Basic earnings per share:								$1.52	(f)
Diluted earnings per share:								$1.52	(g)
Weighted average number of shares outstanding:
Basic								224.8	(f)
Diluted								226.0	(g)

CAREFUSION CORPORATION

PRO FORMA CONDENSED COMBINED STATEMENTS OF EARNINGS
FISCAL YEAR ENDED JUNE 30, 2007 AND JUNE 30, 2006

		Businesses
		Retained by
		Cardinal		Pro
	Historical	Health(b)		Forma
	(unaudited)
	(in millions)

Fiscal Year Ended June 30, 2007
Revenue	$3,477.8	$(818.6)		$2,659.2
Cost of products sold	1,910.8	(562.7)		1,348.1

Gross margin	1,567.0	(255.9)		1,311.1
Selling, general and administrative expenses	890.3	(65.5)		824.8
Research and development expenses	102.8	(2.1)		100.7
Restructuring and acquisition integration charges	24.0	(1.8)		22.2
Acquired in-process research and development	84.5	—		84.5

Operating earnings	465.4	(186.5)		278.9
Interest expense and other, net	55.1	(21.8)		33.3
Royalty (income) and other, net received from parent	(208.4)	208.4	(d)	—

Earnings before income taxes	618.7	(373.1)		245.6
Provision for income taxes	116.3	(66.3	)(e)	50.0

Net earnings	$502.4	$(306.8)		$195.6

		Businesses
		Retained by
		Cardinal		Pro
	Historical	Health(b)		Forma
	(unaudited)
	(in millions)

Fiscal Year Ended June 30, 2006
Revenue	$3,051.5	$(729.9)		$2,321.6
Cost of products sold	1,670.7	(481.5)		1,189.2

Gross margin	1,380.8	(248.4)		1,132.4
Selling, general and administrative expenses	814.2	(89.7)		724.5
Research and development expenses	102.3	(1.2)		101.1
Restructuring and acquisition integration charges	30.2	(7.0)		23.2

Operating earnings	434.1	(150.5)		283.6
Interest expense and other, net	58.9	(18.4)		40.5
Royalty (income) and other, net received from parent	(191.7)	191.7	(d)	—

Earnings before income taxes	566.9	(323.8)		243.1
Provision for income taxes	106.6	(40.1	)(e)	66.5

Net earnings	$460.3	$(283.7)		$176.6

CAREFUSION CORPORATION

PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF MARCH 31, 2009

					Businesses
					Retained by
			Separation		Cardinal	Financing		Pro
	Historical		Adjustments(a)		Health(b)	Adjustments		Forma
	(unaudited)
	(in millions)

ASSETS
Cash and equivalents	$519.9		$32.2		$(143.8)	$231.8	(h)	$640.1
Trade receivables, net	513.5		(6.1)		(76.0)	—		431.4
Current portion of net investment in sales-type leases	391.6		—		—	—		391.6
Inventories	605.5		19.8		(139.0)	—		486.3
Prepaid expenses and other	95.8		—		(22.4)	—		73.4

Total current assets	2,126.3		45.9		(381.2)	231.8		2,022.8

Property and equipment, net	574.6		—		(201.2)	—		373.4
Net investment in sales-type leases, less current portion	917.9		—		—	—		917.9
Goodwill and other intangibles, net	4,396.9		—		(671.9)	—		3,725.0
Other	47.0		—		(5.3)	9.9	(h)	51.6

Total assets	$8,062.7		$45.9		$(1,259.6)	$241.7		$7,090.7

LIABILITIES AND EQUITY
Current portion of long-term obligations and other short-term borrowings	$164.1	(i)	$—		$—	$(157.0	)(i)	$7.1
Accounts payable	175.0		41.2		(71.8)	—		144.4
Other accrued liabilities	429.7		—		(31.6)	(3.8)		394.3

Total current liabilities	768.8		41.2		(103.4)	(160.8)		545.8

Long-term obligations, less current portion, including debt allocated from parent	1,471.5	(m)	—		—	(87.8	)(i)	1,383.7
Deferred income taxes and other liabilities	969.9		(24.4	)(j)	(106.7)	—		838.8

Total liabilities	3,210.2		16.8		(210.1)	(248.6)		2,768.3

Parent company investment	4,919.6		(4,919.6	)(k)	—	—		—
Accumulated other comprehensive income	(67.1)		—		21.2	—		(45.9)
Preferred stock, $0.01 par value, authorized; issued and outstanding on a pro forma basis	—		—	(k)	—	—		—
Common stock, $0.01 par value, authorized; issued and outstanding on a pro forma basis	—		2.3	(l)(k)	—	—		2.3
Additional paid in capital	—		4,946.4	(k)	(1,070.7)	490.3		4,366.0

Total equity	4,852.5		29.1		(1,049.5)	490.3		4,322.4

Total liabilities and equity	$8,062.7		$45.9		$(1,259.6)	$241.7		$7,090.7

CAREFUSION CORPORATION

NOTES TO PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(a) Represents the anticipated impact of a separation agreement, a tax matters agreement, an employee matters agreement, a transition services agreement and other commercial agreements which will be in place at the time of the separation. The impacts of these agreements were determined based on the anticipated contractual provisions of the final agreements in comparison with our historical operations on an as managed basis. Any difference between the as managed basis and the impacts of these agreements are presented as a separation adjustment. The individual effects of each agreement are detailed in the table below:

As of and for the nine months ended March 31, 2009 (in millions):

	Tax Matters	Transition Services	Other Commercial	Total Separation
	Agreement	Agreement	Agreements	Adjustments

Earnings Data:
Revenue	$—	$—	$69.2	$69.2
Gross margin	—	—	8.0	8.0
Operating earnings (loss)	—	(7.8)	7.4	(0.4)
Provision (benefit) for income taxes	(5.0)	(2.8)	2.7	(5.1)
Net earnings (loss)	5.0	(5.0)	4.7	4.7
Balance Sheet Data:
Current assets	—	5.3	40.6	45.9
Total assets	—	5.3	40.6	45.9
Current liabilities	—	13.1	28.1	41.2
Total liabilities	(24.4)	13.1	28.1	16.8
Total equity	24.4	(7.8)	12.5	29.1

For the fiscal year ended June 30, 2008 (in millions):

	Tax Matters	Transition Services	Other Commercial	Total Separation
	Agreement	Agreement	Agreements	Adjustments

Earnings Data:
Revenue	$—	$—	$86.6	$86.6
Gross margin	—	—	12.5	12.5
Operating earnings (loss)	—	(10.4)	10.3	(0.1)
Provision (benefit) for income taxes	(1.4)	(3.8)	3.8	(1.4)
Net earnings (loss)	1.4	(6.6)	6.5	1.3

The separation agreement and employee matters agreement, which will also be in place at the time of the separation, are not expected to have a material impact on our financial position or results of operations and have not been included within the Separation Adjustments.

The increase in revenue and gross margin associated with the other commercial agreements primarily relates to manufactured products that have been historically sold on an intercompany basis to Cardinal Health and eliminated in consolidation. Subsequent to the separation and based on the terms of the other commercial agreements, these sales will be third-party sales by us to Cardinal Health that will reflect higher pricing and costs. The impact of these new third-party sales and pricing are reflected as higher revenues, gross margin, operating earnings, provision for income taxes and net earnings. In addition, the pro forma balance sheet at March 31, 2009, reflects the transfer of certain balance sheet amounts to Cardinal Health (cash, accounts receivable, inventory and accounts payable) based on the terms of the other commercial agreements. The impact on the pro forma balance sheet for the transition services agreement reflects the transfer of cash and accounts payable based on the terms of the agreement.

See note (j) below for discussion of the pro forma impacts of the tax matters agreement.

(b) Represents the impact of removing the historical results of certain businesses that manufacture and sell surgical and exam gloves, surgical drapes and apparel and fluid management products in the U.S. market included in our historical Medical Technologies and Services segment that were historically managed by us. These businesses are continuing businesses that will be retained by Cardinal Health.

(c) Reflects a change to interest expense and amortization of debt issuance costs in connection with debt securities we are planning to issue as part of our anticipated post-separation capital structure. The pro forma impact was based on $1.4 billion of debt securities issued with a weighted average interest rate of 5.6%, a weighted average life of 7 years, and a debt discount of an aggregate of $17.8 million. We expect to capitalize debt issuance costs of approximately $9.9 million in connection with the debt arrangements described in note (i) below. The adjustment of $10.3 million and $16.8 million in the nine months ended March 31, 2009 and fiscal year ended June 30, 2008, respectively, represent(s) the estimated increase in interest expense and related amortization of debt issuance costs associated with the anticipated debt arrangements as compared to the interest expense allocated to us by Cardinal Health during the same periods.

(d) Reflects the removal of royalty income and other paid to us by Cardinal Health under various royalty agreements. After the separation, we will no longer receive royalty income under these agreements. The intellectual property underlying the royalty income will remain with Cardinal Health upon separation.

(e) Adjusted to reflect the income tax effects of the pro forma adjustments at the applicable tax rates. The pro forma effective tax rates for the periods shown are as follows:

Nine Months Ended
March 31,	Fiscal Years Ended June 30,

2009	2008	2007	2006

17.6%	25.0%	20.4%	27.4%

The effective tax rate for CareFusion on a historical basis was 17.3% for the nine months ended March 31, 2009 and 21.8%, 18.8% and 18.8% for the fiscal years ended June 30, 2008, 2007 and 2006, respectively. In general, the overall increase in the annual effective tax rate from a historical basis to a pro forma basis is reflective that certain lines of businesses that are being retained by Cardinal Health are located in jurisdictions with relatively lower income tax rates. The small change between the pro forma effective tax rate for the nine months ended March 31, 2009 compared with the historical rate is primarily due to a claim filed with the IRS in the third quarter of fiscal year 2009 related to secured loan transactions involving certain of our sales-type lease receivables. For further discussion on effective rates changes year over year see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The provision for income taxes for each separate column presented in the pro forma condensed combined statement of earnings was determined by first calculating income tax expense associated with the final pro forma results as if CareFusion filed a separate, stand-alone consolidated income tax return. The columns entitled “Separation Adjustments” and “Financing Adjustments” were determined using the statutory tax rate in effect in the respective tax jurisdictions during the periods presented. The remaining difference in the provision for income taxes on a historical basis and the pro forma calculation was allocated to discontinued operations.

(f) Pro forma basic earnings per share and pro forma weighted-average basic shares outstanding are based on the number of Cardinal Health common shares outstanding on March 31, 2009, adjusted for a distribution ratio of 0.5 shares of CareFusion common stock for each Cardinal Health common share. See note (l) below.

(g) Pro forma diluted earnings per share and pro forma weighted-average diluted shares outstanding reflect potential common shares from Cardinal Health equity plans in which our employees participate based on the distribution ratio. While the actual impact on a go-forward basis will depend on various factors, including employees who may change employment from one company to another, we believe the estimate yields a reasonable approximation of the dilutive impact of Cardinal Health equity plans.

(h) Reflects cash funding by Cardinal Health of $231.8 million to us based upon the anticipated post-separation capital structure that includes all cash residing in our international legal entities plus approximately $100 million of domestic cash, less debt issuance costs of $9.9 million described in note (c) above.

(i) The historical long-term debt obligations, including the current portion of such obligations, presented on the pro forma condensed combined balance sheet includes that portion of long-term debt that was allocated to us by Cardinal Health for the purpose of presenting the financial statements reflecting our historical operations prior to the separation, but for which we will not be liable after the separation. This debt is not being assumed by us in connection with the separation and we will have no obligation to make payments relating to this indebtedness.

The amounts shown under Financing Adjustments represent a $157.0 million decrease in current maturities of long-term debt and a $87.8 million decrease in long-term debt associated with the offer and sale by us of $1.4 billion of senior notes on July 14, 2009. We have no current maturities in connection with this debt issuance. The debt balance at the time of the separation was determined based on internal capital planning and considered the following factors and assumptions: investment grade credit rating, anticipated business plan, operating activities, general economic contingencies, optimal debt levels and desired financing capacity.

(j) Reflects an adjustment to deferred income taxes and other liabilities of $24.4 million comprised of gross contingent tax liabilities of $32.8 million related to unresolved tax matters that will be retained by Cardinal Health in connection with the separation, offset by a reduction of tax benefits for interest and state taxes of $8.4 million resulting from the relief of the liability, as set forth in the tax matters agreement that will be entered into with Cardinal Health. Additionally, there will be certain indemnifications extended between Cardinal Health and us in accordance with the terms of the tax matters agreement. At the time of separation, we will record a liability necessary to recognize the fair value of such indemnifications. We are currently in the process of determining the impact, if any, on the amount of the liability currently recorded.

(k) Represents the distribution of approximately $1.4 billion of cash to Cardinal Health associated with the issuance of senior notes discussed in note (i) above. In addition, includes the reclassification of Cardinal Health’s net investment in us, which was recorded in parent company equity, into additional paid-in-capital and the balancing entry to reflect the par value of our outstanding common stock.

(l) Represents the issuance of approximately 225 million outstanding shares of common stock at a par value of $0.01 per share. We have assumed the number of outstanding shares of common stock based on the number of Cardinal Health common shares outstanding at March 31, 2009, divided by 2.0, then divided by .801, which would result in approximately 180 million shares being distributed to holders of Cardinal Health common shares, at a ratio of 0.5 shares of CareFusion common stock for each Cardinal Health common share. Cardinal Health will retain no more than the remaining 19.9% of our total shares outstanding or approximately 45 million shares.

(m) The historical long-term debt obligations presented on the pro forma condensed combined balance sheet includes that portion of long-term debt that was allocated to us, but not assumed by us, by Cardinal Health. We have no obligations to make any payments relating to this indebtedness allocated to us by Cardinal Health.

SELECTED HISTORICAL CONDENSED COMBINED FINANCIAL DATA

The following table presents our selected historical condensed combined financial data. The condensed combined statement of earnings data for the nine months ended March 31, 2009 and 2008 and the condensed combined balance sheet data as of March 31, 2009 have been derived from our unaudited interim condensed combined financial statements included elsewhere in this information statement. The condensed combined statement of earnings data for fiscal 2008, fiscal 2007 and fiscal 2006 and the condensed combined balance sheet data as of June 30, 2008 and 2007 are derived from our audited combined financial statements included elsewhere in this information statement. The condensed combined statement of earnings data for fiscal 2005 and fiscal 2004 and the condensed combined balance sheet data as of June 30, 2006, 2005 and 2004 are derived from our unaudited combined financial statements that are not included in this information statement. The unaudited combined financial statements have been prepared on the same basis as the audited combined financial statements and, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth herein.

The selected historical condensed combined financial and other operating data presented below should be read in conjunction with our audited combined financial statements and accompanying notes, unaudited condensed combined financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this information statement. Our combined financial information may not be indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we operated as an independent, publicly-traded company during the periods presented, including changes that will occur in our operations and capitalization as a result of the separation from Cardinal Health and the distribution. For more information regarding these anticipated changes, see “Unaudited Pro Forma Condensed Combined Financial Statements” included elsewhere in this information statement.

	At or for the Nine
	Months Ended
	March 31,		At or for the Fiscal Year Ended June 30, (1)(2)(3)
	2009	2008	2008	2007	2006	2005	2004
	(unaudited)					(unaudited)
			(in millions)
Earnings Data:
Revenue	$3,409.6	$3,270.0	$4,518.4	$3,477.8	$3,051.5	$2,679.4	$2,140.4
Gross margin	1,506.7	1,479.9	2,046.3	1,567.0	1,380.8	1,096.4	976.6
Operating earnings(4)	459.8	529.8	725.3	465.4	434.1	253.8	427.8
Earnings before income taxes(5)	570.3	634.2	847.1	618.7	566.9	394.1	551.3
Net earnings	471.8	487.9	662.7	502.4	460.3	281.4	383.1
Balance Sheet Data:
Total assets	$8,062.7	$7,612.1	$8,328.6	$7,875.7	$5,117.8	$5,046.1	$5,003.4
Long-term obligations, less current portion and other short-term borrowings(6)	1,471.5	1,484.1	1,538.7	1,267.5	1,209.2	725.4	755.3
Parent company equity(7)	4,852.5	4,386.6	5,047.9	4,887.0	2,761.9	3,158.5	2,444.3

(1)	Amounts reflect business combinations for all periods presented. See note 2 to our audited combined financial statements contained elsewhere in this information statement for further information regarding the impact of acquisitions on fiscal 2008, 2007, 2006. On June 28, 2004, we acquired approximately 98.7% of the outstanding common stock of ALARIS Medical Systems Inc., or Alaris, a leading provider of intravenous medication safety products and services. On July 7, 2004, Alaris merged with us to complete the transaction. The cash transaction was valued at approximately $2.1 billion, including the assumption of approximately $358 million in debt. The allocation of the purchase price resulted in an allocation to goodwill of approximately $1.6 billion and an allocation to identifiable intangible assets of $413.2 million.

(2)	Amounts reflect restructuring and acquisition integration charges for all periods presented. Restructuring and acquisition integration charges were $37.0 million, $24.0 million, $30.2 million, $69.6 million and $25.5 million, in fiscal 2008, 2007, 2006, 2005 and 2004, respectively. Restructuring and acquisition integration charges were $55.5 million and $21.6 million for the nine months ended March 31, 2009 and 2008, respectively.

(3)	During fiscal years 2008, 2007, 2006, 2005 and 2004, Cardinal Health allocated to us general corporate expenses in the amount of $407.2 million, $428.3 million, $219.2 million, $92.6 million and $72.9 million, respectively. General corporate expenses include, but are not limited to, costs related to finance, legal, information technology, human resources, communications, ethics and compliance, shared services, employee benefits and incentives, and stock-based compensation. For the nine months ended March 31, 2009 and 2008, Cardinal Health allocated to us general corporate expenses in the amount of $304.9 million and $299.2 million, respectively. Effective with the separation, we will assume responsibility for all of these functions and related costs.

(4)	During fiscal years 2008, 2007 and 2004 we incurred charges related to acquired in-process research and development of $18.0 million, $84.5 million and $12.7 million respectively.

(5)	During fiscal years 2008, 2007, 2006, 2005 and 2004, Cardinal Health paid royalties and other income to us under various agreements in the amount of $188.8 million, $208.4 million, $191.7 million, $169.7 million and $147.5 million, respectively. During the nine months ended March 31, 2009 and 2008, Cardinal Health paid royalties and other income to us under these agreements in the amount of $193.9 million and $137.4 million, respectively. After the separation, we will no longer receive income from these agreements. The intellectual property underlying the royalty income will remain with Cardinal Health upon separation.

(6)	Includes the long-term portion of debt allocated from Cardinal Health. Total debt allocated by Cardinal Health is as follows (in millions):

March 31,		June 30
2009	2008	2008	2007	2006	2005	2004

$1,627.0	$1,538.8	$1,596.6	$1,258.5	$1,124.1	753.0	864.7

(7)	During the first quarter of fiscal 2008, we adopted the provisions of FASB, Interpretation No. 48, “Accounting for Uncertainty in Income Taxes.” The cumulative effect of adopting this statement was a $34.6 million reduction in “Parent company equity.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The discussion and analysis presented below refer to and should be read in conjunction with the audited combined financial statements and related notes, the unaudited interim condensed combined financial statements and related notes and the unaudited pro forma condensed combined financial statements, each included elsewhere in this information statement. The following discussion may contain forward-looking statements that reflect our plans, estimates and beliefs. The words “believe,” “expect,” “anticipate,” “project,” and similar expressions, among others, generally identify “forward-looking statements,” which speak only as of the date the statements were made. The matters discussed in these forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those made, projected or implied in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this information statement, particularly in “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements.” We believe the assumptions underlying the combined financial statements are reasonable. However, the combined financial statements included herein may not necessarily reflect our results of operations, financial position and cash flows in the future or what they would have been had we been a separate, stand-alone company during the periods presented.

As explained above, except as otherwise indicated or unless the context otherwise requires, the information included in this discussion and analysis assumes the completion of all the transactions referred to in this information statement in connection with the separation and distribution. Unless the context otherwise requires, references in this information statement to “CareFusion Corporation,” “CareFusion,” “we,” “us,” “our” and “our company” refer to CareFusion Corporation and its combined subsidiaries. References in this information statement to “Cardinal Health” or “parent” refers to Cardinal Health and its consolidated subsidiaries, unless the context otherwise requires.

Introduction

Management’s discussion and analysis, which we refer to in this information statement as “MD&A,” of our results of operations and financial condition is provided as a supplement to the audited financial statements and unaudited interim financial statements and footnotes thereto included elsewhere herein to help provide an understanding of our financial condition, changes in financial condition and results of our operations.

MD&A is organized as follows:

•	Separation from Cardinal Health, Inc. — This section provides an overview of the decision to separate CareFusion from Cardinal Health and of the conditions and costs of the separation.

•	Overview — This section provides a general description of our business.

•	Factors Affecting Our Results of Operations — This section includes key issues, factors and trends that may have a significant impact on our results of operations and financial conditions.

•	Principles of Combination and Basis of Presentation — This section describes the major principles used to prepare the financial statements, including the allocation methodology and adjustments made to present our combined financial statements.

•	Combined Results of Operations — This section provides an analysis of our results of operations for the nine months ended March 31, 2009 and March 31, 2008, and for the fiscal years ended June 30, 2008, June 30, 2007 and June 30 2006.

•	Acquisitions — This section provides a summary of our acquisitions in the fiscal years ended June 30, 2008, June 30, 2007 and June 30, 2006.

•	Liquidity and Capital Resources — This section provides a discussion of our financial condition and cash flows for the nine months ended March 31, 2009 and March 31, 2008, and for the fiscal years ended June 30, 2008, June 30, 2007 and June 30, 2006. It also includes a discussion of how the separation will affect our capital resources.

•	Critical Accounting Policies and Sensitive Accounting Estimates — This section describes the accounting policies and estimates that we consider most important for our business and that require significant judgment.

Separation from Cardinal Health, Inc.

On September 29, 2008, Cardinal Health announced that it intended to separate its clinical and medical products businesses from the remainder of its businesses through a pro rata distribution of the common stock of an entity holding the assets and liabilities associated with the clinical and medical products businesses. CareFusion Corporation was incorporated in Delaware on January 14, 2009 for the purpose of holding such businesses and is currently a wholly owned subsidiary of Cardinal Health.

On July 10, 2009, the Cardinal Health board of directors approved the distribution of 80.1% or more of our issued and outstanding shares of common stock on the basis of 0.5 shares of our common stock for each Cardinal Health common share held on the record date. Following the distribution, Cardinal Health will retain no more than 19.9% of our common stock. The distribution is subject to a number of conditions, including, among others:

•	the private letter ruling that Cardinal Health received from the IRS to the effect that, among other things, the contribution by Cardinal Health of the assets of the clinical and medical products businesses to CareFusion and the distribution will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, shall not have been revoked or modified in any material respect;

•	the receipt of opinions from Weil, Gotshal & Manges LLP and Wachtell, Lipton, Rosen & Katz, co-counsel to Cardinal Health, to the effect that the contribution and distribution will qualify as a transaction that is described in Sections 355(a) and 368(a)(1)(D) of the Code;

•	no rating agency action that is likely to result in either Cardinal Health or CareFusion being downgraded below investment grade;

•	the making of the cash distribution from CareFusion to Cardinal Health prior to the distribution; and

•	the SEC declaring effective the registration statement of which this information statement forms a part.

We cannot assure you that any or all of these conditions will be met. For a complete discussion of all of the conditions to the distribution, see “The Distribution — Conditions to the Distribution.”

In connection with the separation, we expect to incur one-time expenditures of between approximately $35 million and $45 million. These expenditures primarily consist of employee-related costs, costs to start up certain stand-alone functions and information technology systems and other one-time transaction related costs. We expect to fund these costs through cash from operations, cash on hand and, if necessary, cash available from one or more credit facilities to be entered into prior to or concurrently with the completion of the separation. A portion of these expenditures will be capitalized and amortized over their useful lives and others will be expensed as incurred, depending on their nature. Additionally, we will incur increased costs as a result of becoming an independent, publicly-traded company, primarily from higher charges than in the past from Cardinal Health for transition services and from establishing or expanding the corporate support for our businesses, including information technology, human resources, treasury, tax, risk management, accounting and financial reporting, investor relations, legal, procurement and other services. In the first year following the separation, these annual operating costs are estimated to be approximately $25 million to $30 million higher than the general corporate expenses historically allocated from Cardinal Health to us. We believe cash flow from operations will be sufficient to fund these additional corporate expenses.

We do not anticipate that increased costs solely from becoming an independent, publicly-traded company will have an adverse effect on our growth rate in the future.

Cardinal Health and our management believe that the separation will:

•	improve strategic planning, increase management focus and streamline decision-making by providing the flexibility to implement the unique strategic plans of each company and to respond more effectively to different customer needs of each company and the changing economic environment;

•	allow each of Cardinal Health and us to adopt the capital structure, investment policy and dividend policy best suited to each business’ financial profile and business needs, as well as resolve the current competition for capital among Cardinal Health and its investors; and

•	facilitate incentive compensation arrangements for employees more directly tied to the performance of the relevant company’s business, and enhance employee hiring and retention by, among other things, improving the alignment of management and employee incentives with performance and growth objectives, while at the same time creating an independent equity structure that will facilitate our ability to effect future acquisitions utilizing our common stock.

Overview

We are a global medical technology company with industry-leading products and services designed to improve the safety and quality of healthcare. We offer comprehensive product lines in the areas of IV infusion, medication and supply dispensing, respiratory care, infection prevention and surgical instruments. Our primary product brands include: Alaris, Pyxis, AVEA, Pulmonetic Systems, Jaeger, SensorMedics, ChloraPrep and V. Mueller. Our offerings include clinically differentiated and established brands used in hospitals throughout the United States and in more than 120 countries worldwide.

Our primary customers in the United States include hospitals, ambulatory surgical centers, clinics, long-term care facilities and physician offices. For the nine months ended March 31, 2009 and the fiscal year ended June 30, 2008, we generated revenue of $3.4 billion and $4.5 billion, respectively, and net earnings of $472 million and $663 million, respectively. Approximately, 74% of our fiscal 2008 revenue was from customers in the United States and 26% was from customers outside of the United States. In fiscal 2008, we introduced nine new or enhanced products, and our innovation pipeline includes numerous additional new or enhanced products that are expected to be launched over the next 18 months. Our strategy is to enhance growth by focusing on healthcare safety and productivity, driving innovation and clinical differentiation, accelerating our global growth and pursuing strategic opportunities.

Our business consists of two segments: Critical Care Technologies and Medical Technologies and Services.

•	Critical Care Technologies includes our infusion, dispensing and respiratory care businesses that develop, manufacture and sell capital equipment and related dedicated and non-dedicated disposables.

•	Medical Technologies and Services includes our infection prevention and medical specialties products and services businesses that develop, manufacture and sell primarily single-use, disposable products and reusable surgical instruments.

Factors Affecting Our Results of Operations

The Overall Global Economic Environment, Industry Growth and Trends

Healthcare-related industries are generally less susceptible than some other industries to fluctuations in the overall economic environment. However, some of our businesses rely on capital spending from our customers (primarily hospitals), which spending can be influenced by a variety of economic factors, including interest rates, access to financing and endowment fluctuations. Significant changes in these economic factors can affect the sales of our capital equipment products, such as infusion pumps, dispensing equipment and ventilators. Additionally, sales volume for some of our businesses are dependent on hospital admissions. Changes in admissions due to difficult economic times can affect our results for surgical and single-use products, such as infusion and respiratory disposable sets, surgical instruments and infection prevention products. We have observed certain hospitals delaying capital equipment purchase decisions, which had an adverse impact on our financial results in the nine months ended March 31, 2009 and we expect will have an adverse impact on our financial results through the middle of calendar year 2010. Moreover, while global healthcare expenditures are projected to grow over the coming years, reimbursement and funding for these expenditures is declining. These factors are creating both pressure and opportunity in the marketplace.

Primarily in response to the delay in hospital capital spending and the overall decline in the global economy, we will reduce our global workforce by approximately 800 people over six months and eliminate an additional 500 positions through normal attrition and not filling open roles. In addition, we will implement cost control measures and additional reductions in discretionary spending. We expect to record a $30 million pre-tax restructuring charge for fiscal 2009 associated with these actions, of which $8 million was recorded in the nine months ended March 31, 2009, and an additional $25 million pre-tax restructuring charge for fiscal 2010. In fiscal 2010 and beyond, we expect to see a benefit within our operating earnings due to reduced expenses as a result of these cost reduction initiatives.

In addition to the factors discussed above, we also anticipate that the new presidential administration, Congress and certain state legislatures will continue to review and assess alternative healthcare delivery systems and payment methods with an objective of ultimately reducing healthcare costs and expanding access. The uncertainties regarding the ultimate features of reform initiatives and their enactment and implementation may, while such uncertainties remain unresolved, have an adverse effect on our customers’ purchasing decisions regarding our products and services. At this time we cannot predict which, if any, healthcare reform proposals will be adopted, when they may be adopted or what impact they may have on us.

Acquisitions

Acquisitions have historically played a significant role in our growth. Significant acquisitions made in the last five years include ALARIS Medical Systems, Inc., or Alaris, VIASYS Healthcare Inc., or Viasys, and the assets of Enturia, Inc., or Enturia. While we believe that the integration of these acquisitions has generally been successful, our failure to complete or integrate future acquisitions successfully might negatively affect our results. For further information regarding acquisitions, see “— Combined Results of Operations” below and note 2 to our audited condensed combined financial statements.

Innovation and New Products

Our business strategy relies significantly on innovation to develop and introduce new products and to differentiate our products from our competitors. Our investment expense in research and development increased approximately $60 million, or 58%, in fiscal 2008 compared to fiscal 2007. Looking forward, we expect our research and development expenditures to further increase as we make additional investments to support our growth strategies. We plan to increase our research and development expenditures with internal initiatives, as well as licensing or acquiring technology from third parties. Our internal and external investments will be focused on initiatives that we believe will offer the greatest opportunity for growth and profitability.

With a significant investment in research and development, a strong focus on innovation and a well-managed innovation process, we believe we can continue to innovate and grow. If, however, our future innovations are not successful in meeting customers’ needs or prove to be too costly versus their perceived benefit, our growth may slow.

Competition

We operate in highly competitive markets. Our success depends on, among other things, establishing and maintaining strong customer relationships, brand recognition and technological and functional advantage for our products, particularly in our capital equipment businesses. If we fail to maintain a strong competitive position, then customers may choose not to buy our products or we may be forced to discount our products to maintain market share.

International and Foreign Exchange

We sell our products in more than 120 countries and manufacture our products in nine countries in North America, Europe, Asia and Latin America. Due to the global nature of our business, our revenue and expenses are influenced by foreign exchange movements. In fiscal 2008, approximately 28% of our sales were in currencies other than the U.S. dollar. Increases or decreases in the value of the U.S. dollar compared to other currencies will affect our reported results as we translate those currencies into U.S. dollars. The percentage of fiscal 2008 sales by major currencies was as follows:

U.S. dollar	71.5%
Euro	16.9%
British pound	4.6%
All other	7.0%

100.0%

Product Quality and Recalls

Product quality, particularly in life saving and sustaining technologies, plays a critical role in our success. A quality or safety issue may result in public warning letters, product recalls or seizures, monetary sanctions, consent decrees, injunctions to halt manufacture and distribution of products, civil or criminal sanctions, refusal of a government to grant clearances or approvals or delays in granting such clearances or approvals, import detentions of products made outside the United States, restrictions on operations or withdrawal or suspension of existing approvals. Any of the foregoing events could disrupt our business and have an adverse effect on our results of operations and financial condition. In addition, recalls may negatively affect sales due to customer concerns about product quality.

During the nine months ended March 31, 2009 and during fiscal 2008 and fiscal 2007, our results were negatively affected by charges for the cost of infusion product recalls of $18 million, $18 million and $14 million, respectively. We are currently operating our infusion business under a consent decree from the FDA, which was entered into in fiscal 2007 to resolve seizure litigation over Alaris SE pumps and amended in fiscal 2009 to include all infusion pumps manufactured by or for our subsidiary that manufactures and sells infusion pumps in the United States. On April 24, 2009, we submitted the corrective action plan required by the amended consent decree to the FDA (which has since been approved by the FDA) and recorded a reserve of $18 million in the third quarter of fiscal 2009 related to the corrective action plan. Included in the corrective action plan was, among other proposed corrective actions, a software correction that addresses a potential risk we recently identified with the Alaris PCA (Patient Controlled Analgesia) module when used with the Alaris PC Unit operating with software versions 8 through 9.1. On June 2, 2009, the FDA notified us that the corrective action plan was acceptable and that we should begin implementation of the plan. We had placed a hold on shipping the Alaris PCA module and related Alaris PC Unit pending 510(k) clearance from the FDA for the software correction. We received 510(k) clearance on July 9, 2009 and have since resumed shipments. This issue had a negative impact on operating earnings during fiscal 2009. For more information regarding these matters, see the sections entitled “Business — Legal Proceedings — FDA Consent Decree.”

In response to infusion product recalls, we have made substantial investments in quality systems and quality personnel headcount over the past several years. While we believe that we have made significant improvements to our product quality and overall quality systems, further quality concerns, whether real or perceived, could adversely affect our results. Conversely, improving quality can be a competitive advantage and improve our results.

Income Taxes

Our operations have historically been included in Cardinal Health’s U.S. federal and state tax returns or non-U.S. jurisdictions tax returns. Prior to the separation, we and Cardinal Health will enter into a tax matters agreement that will govern the parties’ respective rights, responsibilities and obligations with respect to taxes.

The IRS currently has ongoing audits of fiscal years 2001 through 2007. During the quarter ended September 30, 2008, Cardinal Health received an IRS Revenue Agent’s Report for the tax years 2003 through 2005 that included a Notice of Proposed Adjustment related to transfer pricing arrangements between foreign and domestic subsidiaries and the transfer of intellectual property among our subsidiaries. The amount of additional tax proposed by the IRS in these notices totals $462 million, excluding penalties and interest, which may be significant. We and Cardinal Health disagree with the IRS regarding its application of the U.S. Treasury regulations to the arrangements under review and the valuations underlying such adjustments and intend to vigorously contest them. We believe that we have provided adequate contingent tax reserves for these matters under FASB Interpretation, or FIN, No. 48. The tax matters agreement will specify that this matter, including the control of audit proceedings and payment of any additional liability, will be our responsibility.

Our effective tax rate for the fiscal year ended June 30, 2008 was 22%. Certain of the businesses included in our combined financial statements that have a significant favorable foreign tax rate compared to the U.S. statutory tax rate will be retained by Cardinal Health. In addition, there is an unfavorable impact on our effective state income tax rate as a result of the separation. We expect that our effective tax rate after the distribution will be higher than what is included in our historical combined financial statements.

Principles of Combination and Basis of Presentation

Our combined financial statements presented elsewhere in this information statement, and discussed below, have been prepared on a stand-alone basis and are derived from the consolidated financial statements and accounting records of Cardinal Health. The combined financial statements reflect our financial position, results of operations and cash flows as we were historically managed, in conformity with accounting principles generally accepted in the United States, or GAAP. Included within our combined financial statements are the results of certain businesses which have historically been managed by us but will be retained by Cardinal Health after the separation. Our fiscal year ends on June 30. All significant intra-company transactions and accounts have been eliminated. All significant intercompany transactions between us and Cardinal Health have been included in these combined financial statements and are considered to be effectively settled for cash in the combined financial statements at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the combined statements of cash flow as a financing activity and in the combined balance sheets as “Parent company investment.”

Our combined financial statements include expenses of Cardinal Health allocated to us for certain functions provided by Cardinal Health, including, but not limited to, general corporate expenses related to finance, legal, information technology, human resources, communications, ethics and compliance, shared services, employee benefits and incentives, insurance and stock-based compensation. For fiscal 2008, 2007 and 2006, Cardinal Health allocated to us general corporate expenses of $407 million, $428 million and $219 million, respectively. These expenses have been allocated to us on the basis of direct usage when identifiable, with the remainder allocated on the basis of revenue, headcount or other measures. Both we and Cardinal Health consider the basis on which the expenses have been allocated to be a reasonable reflection of the services provided to or the benefit received by us during the periods presented. The allocations may not, however, reflect the expense we would have incurred as an independent, publicly-traded company for the periods presented. Actual costs that may have been incurred if we had been a stand-alone company would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees, and strategic decisions made in areas such as information technology and infrastructure. Following the separation, we will perform these functions using our own resources or purchased services. For an interim period, however, some of these functions will continue to be provided by Cardinal Health under the transition services agreement. In addition to the transition services agreement, we will enter into a number of commercial agreements with Cardinal Health in connection with the separation, many of which are expected to have terms longer than one year. For more information regarding the agreements with Cardinal Health, see “Our Relationship with Cardinal Health Following the Distribution.”

Cardinal Health uses a centralized approach to U.S. domestic cash management and financing of its operations, excluding debt directly incurred by any of its businesses, such as debt assumed in an acquisition or certain capital lease obligations. The majority of our domestic cash is transferred to Cardinal Health daily and Cardinal Health funds our operating and investing activities as needed. A portion of Cardinal Health’s consolidated debt has been allocated to us based on the debt levels consistent with an investment grade credit rating, including amounts directly incurred. Cardinal Health’s historical long-term debt balances were allocated to us based on a debt to earnings before interest, taxes, depreciation and amortization, or EBITDA, leverage ratio, which, based on discussions with external advisors and comparisons with BBB-rated companies in the S&P 500, is consistent with an investment grade credit rating. This allocation methodology is also generally consistent with management’s long-term capital structure plans for CareFusion as a standalone entity. In contrast, short-term debt balances (e.g., commercial paper, bank loans) held at the corporate level were not allocated down to CareFusion as this debt was issued to fund the operations of the Cardinal Health healthcare supply chain services businesses. As both CareFusion and Cardinal Health will establish post-spin capital structures that support investment grade credit ratings, we believe that utilizing financial metric targets to allocate historical third-party debt is reasonable and appropriate. Cardinal Health debt allocated as of June 30, 2008 and 2007 was $1,597 million and $1,259 million, respectively. Net interest expense has been allocated in the same proportions as debt and includes the effect of interest rate swap agreements designated as fair value hedges. For fiscal years 2008, 2007 and 2006, Cardinal Health has allocated net interest expense of $88 million, $72 million and $67 million, respectively. Cash transfers to and from Cardinal Health’s U.S. domestic cash management accounts are reflected in “Parent company investment” in the combined balance sheets.

We and Cardinal Health believe that the allocation basis for debt and net interest expense is reasonable based on the debt levels consistent with maintaining an investment grade credit rating for us. However, these amounts may not be indicative of the actual amounts that we would have incurred had we been operating as an independent, publicly-traded company for the periods presented.

During fiscal years 2008, 2007 and 2006, Cardinal Health paid royalties to us under various royalty agreements. During fiscal years 2008, 2007 and 2006, we earned royalty income from Cardinal Health of $189 million, $208 million and $192 million, respectively. After the separation, we will no longer receive royalty income from these agreements. The intellectual property underlying the royalty income will remain with Cardinal Health upon the separation.

The combined financial statements also include the push down of certain assets and liabilities that have historically been held at the Cardinal Health corporate level but which are specifically identifiable or otherwise allocable to us. The cash and cash equivalents held by Cardinal Health at the corporate level were not allocated to us for any of the periods presented. Cash and equivalents in our combined balance sheets primarily represent cash held locally by international entities included in our combined financial statements. Transfers of cash to and from Cardinal Health’s domestic cash management system are reflected as a component of parent company investment on the combined balance sheets. Cardinal Health maintains self-insurance programs at a corporate level. We were allocated a portion of expenses associated with these programs as part of the general corporate overhead expenses. We were not allocated any portion of the related reserves as these reserves represent obligations of Cardinal Health which are not transferable.

For additional detail regarding the push down of assets and liabilities, including certain prepaid expenses, property and equipment and employee compensation liabilities, see note 1 to our audited combined financial statements.

Our combined financial statements may not be indicative of our future performance and do not necessarily reflect what the results of operations, financial position and cash flows would have been had we operated as an independent, publicly-traded company during the periods presented. For further information, see “Unaudited Pro Forma Condensed Combined Financial Statements.”

For further description of the transactions between Cardinal Health and us, see note 13 to our audited combined financial statements.

Combined Results of Operations

The following table presents, for the periods indicated, selected items from our combined financial statements:

	Nine Months Ended						Change
	March 31,			Fiscal Year Ended June 30,			2008 vs.	2007 vs.
	2009	2008	Change	2008	2007	2006	2007	2006
	(in millions)

Revenue	$3,409.6	$3,270.0	4%	$4,518.4	$3,477.8	$3,051.5	30%	14%
Gross margin	1,506.7	1,479.9	2%	2,046.3	1,567.0	1,380.8	31%	13%
Gross margin percentage	44.2%	45.3%		45.3%	45.1%	45.2%
Operating earnings	459.8	529.8	(13)%	725.3	465.4	434.1	56%	7%
Provision for income taxes	98.5	146.3	(33)%	184.4	116.3	106.6	59%	9%
Effective tax rate	17.3%	23.1%		21.8%	18.8%	18.8%
Net earnings	$471.8	$487.9	(3)%	$662.7	$502.4	$460.3	32%	9%

Nine Months Ended March 31, 2009 and March 31, 2008

Below is a summary of comparative results of operations and a more detailed discussion of the results for the nine months ended March 31, 2009 and 2008:

	Nine Months Ended			% of
	March 31,			Revenue
	2009	2008	Change	2009	2008
	(in millions)

Revenue	$3,409.6	$3,270.0	$139.6
Cost of products sold	1,902.9	1,790.1	112.8	56%	55%

Gross margin	1,506.7	1,479.9	26.8	44%	45%
Selling, general and administrative expenses	871.2	816.4	54.8	26%	25%
Research and development expenses	120.2	112.1	8.1	4%	3%
Restructuring and acquisition integration charges	55.5	21.6	33.9	2%	1%

Operating earnings	459.8	529.8	(70.0)	13%	16%
Interest expense and other, net (including net interest expense allocated from parent of $63.5 and $67.0 for the nine months ended, March 31, 2009 and 2008, respectively)	83.4	33.0	50.4	2%	1%
Royalty (income) and other, net received from parent	(193.9)	(137.4)	(56.5)	(6)%	(4)%

Earnings before income taxes	570.3	634.2	(63.9)	17%	19%
Provision for income taxes	98.5	146.3	(47.8)	3%	4%

Net earnings	$471.8	$487.9	$(16.1)	14%	15%

Revenue

Revenue increased $140 million, or 4%, to $3,410 million for the nine months ended March 31, 2009, compared to the nine months ended March 31, 2008. Revenue was favorably affected by acquisitions ($151 million); increased sales volume to existing customers ($53 million); and sales of new products ($16 million). International growth resulted in incremental revenue in local currencies ($35 million); however, these amounts were offset by unfavorable changes in foreign exchange rates ($68 million). Revenues were also adversely affected by the shipping hold on our Alaris infusion devices ($24 million); the negative effect of divestitures ($13 million); and a decline in sales to new customers ($9 million). Included within the aforementioned changes in revenue are decreases in capital equipment revenues, resulting from the previously mentioned deferral in hospital capital spending and the shipping hold on certain infusion products.

We expect the deferral in hospital capital spending referenced above to have an adverse impact on our results until at least the middle of calendar 2010 and the hold on shipping certain infusion products referenced above has had an adverse impact on our results during fiscal 2009. For further information, see “Business — Legal Proceedings — FDA Consent Decree.”

Segment revenue is shown in the table below:

	Nine Months Ended
	March 31,
	2009	2008	Change
	(in millions)

Critical Care Technologies	$1,835.6	$1,879.5	(2)%
Medical Technologies and Services	1,574.0	1,390.5	13%

Revenue	$3,409.6	$3,270.0	4%

Our Critical Care Technologies segment and our Medical Technologies and Services segment represented 54% and 46% of our combined revenue, respectively, for the nine months ended March 31, 2009.

Critical Care Technologies segment revenue decreased $44 million, or 2%, to $1,836 million for the nine months ended March 31, 2009, compared to the nine months ended March 31, 2008. The decrease in revenue was due primarily to a decrease in international revenue ($39 million), which included the unfavorable effect of changes in foreign exchange rates ($35 million); the unfavorable effect of the shipping hold on our Alaris infusion devices ($24 million); and a decline in sales to new customers ($9 million). These revenue decreases were offset by increased sales volume to existing customers ($15 million), largely related to respiratory supplies; and increased sales of new respiratory equipment and supplies products ($11 million). Included within the aforementioned changes in revenue are decreases in capital equipment revenues, resulting from the above referenced deferral in hospital capital spending and the shipping hold on certain infusion products.

Medical Technologies and Services segment revenue increased $184 million, or 13%, to $1,574 million for the nine months ended March 31, 2009, compared to the nine months ended March 31, 2008. The increase in revenue was due to acquisitions ($151 million), primarily the Enturia acquisition; increased sales volume to existing customers ($37 million), largely related to domestic surgical glove products; and international revenue growth ($6 million), which included the unfavorable effect of changes in foreign exchange rates ($33 million). These increases were offset by the negative effect of divestitures ($13 million).

Cost of Products Sold

Cost of products sold increased $113 million, or 6%, during the nine months ended March 31, 2009, compared to the nine months ended March 31, 2008. Cost of products sold in our Critical Care Technologies segment decreased approximately 2%, primarily the result of decreased sales volume of capital equipment. Our Medical Technologies and Services segment experienced an increase in cost of products sold due to increases in acquisition related revenues and increases in petroleum-based raw material costs ($16 million). Cost of products sold as a percentage of revenue was 50% in our Critical Care Technologies segment for the two comparative periods, and increased from 62% to 63% in our Medical Technologies and Services segment for the two comparative periods. In our Medical Technologies and Services segment, cost of products sold as a percentage of revenue was adversely affected by foreign exchange rates, as benefits associated with our procurement transactions were more than outweighed by unfavorable impacts associated with sales transactions. This resulted in an increase in cost of products sold as a percentage of revenue by one percentage point in the nine months ended March 31, 2009, as compared to the same period in 2008.

We expect to continue to incur increased raw material costs until later in calendar year 2009 due to the higher price of resins and certain petroleum-based products that we use to produce our products. Resin prices generally tend to lag the movement in oil prices by a few months. In addition, raw material contract terms are typically structured to adjust prices on a periodic basis. Both of these have the effect of delaying the financial statement impact of changing prices.

Gross Margin

For the foregoing reasons, gross margin increased $27 million, or 2%, during the nine months ended March 31, 2009, compared to the nine months ended March 31, 2008. Gross margin as a percentage of revenue within our Critical Care Technologies segment remained at 50% for the two comparative periods, and gross margin as a percentage of revenue within our Medical Technologies and Services segment decreased from 38% to 37% for the nine months ended March 31, 2009, as compared to the prior period. In the first nine months of fiscal 2009, our Medical Technologies and Services segment comprised a higher percentage of our total revenue than in the comparative period. This revenue has lower margins than that of the Critical Care Technologies segment; therefore, overall combined gross margin as a percentage of revenue declined from 45% to 44%.

Selling, General and Administrative Expenses

Selling, general and administrative, or SG&A, expenses increased $55 million, or 7%, to $871 million during the nine months ended March 31, 2009, compared to the nine months ended March 31, 2008. The increase in SG&A expenses was due to acquisitions ($48 million); an increase in costs associated with our additional investments in product quality processes ($9 million); an increase in SG&A expenses allocated to us by Cardinal Health ($6 million); additional provisions for bad debts ($5 million); and the augmentation of our international sales and administrative organizations to support future sales growth ($8 million). These increases were partially offset by a reduction in variable compensation expense ($21 million) and favorable changes in foreign exchange rates ($17 million). We expect employee-related costs to decline in future periods due to the previously discussed reduction in our workforce. We also expect lower variable compensation expense during the remainder of fiscal 2009 associated with not achieving certain financial goals that are linked with our variable compensation plans. SG&A expenses as a percentage of revenue increased from 25% to 26% for the nine months ended March 31, 2009 as compared to the prior period.

SG&A expenses allocated from Cardinal Health during the nine months ended March 31, 2009 and 2008 were $305 million and $299 million, respectively. Allocated SG&A expenses include expenses for shared functions, including management, finance, financial shares services, human resources, information technology, legal, legislative affairs and management incentive plan expenses. SG&A expenses historically allocated to us are not likely to be indicative of the actual amounts that we would have incurred had we been operating as an independent, publicly-traded company for the periods presented or for future periods following the separation. SG&A expenses incurred during the nine months ended March 31, 2009 in connection with our separation from Cardinal Health were immaterial, but are expected to be approximately $55 million to $65 million up to and including the separation date.

Research and Development

Research and development, or R&D, expenses increased $8 million, or 7%, to $120 million during the nine months ended March 31, 2009, compared to the nine months ended March 31, 2008.

Restructuring and Acquisition Integration Charges

Restructuring and acquisition integration charges increased $34 million to $56 million during the nine months ended March 31, 2009, compared to the nine months ended March 31, 2008. The increase was a result of increased employee-related costs, including severance and other employee benefits ($25 million) and facility exit costs ($16 million), partially offset by reduced acquisition integration charges ($7 million). On March 31, 2009, we announced a cost reduction initiative primarily in response to the delay in hospital capital spending and the overall decline in the global economy. Under this initiative, we will reduce our global workforce by approximately 800 people and expect to record a $30 million pre-tax restructuring charge in fiscal 2009 and an additional $25 million pre-tax charge in fiscal 2010. In the nine months ended March 31, 2009 we recorded $8 million in a pre-tax restructuring charge in association with this cost reduction initiative. The acquisition integration charges incurred during the nine months ended March 31, 2009 and 2008 were primarily a result of the Viasys acquisition.

For additional detail regarding these restructuring and acquisition integration charges, see note 2 to our unaudited interim condensed combined financial statements.

Operating Earnings

For the foregoing reasons, operating earnings decreased $70 million, or 13%, for the nine months ended March 31, 2009, compared to the nine months ended March 31, 2008. Operating earnings as a percentage of revenue decreased to 13% for the nine months ended March 31, 2009, compared to 16% for the nine months ended March 31, 2008. The shipping hold on certain infusion products adversely affected our results during fiscal 2009, and we expect our operating earnings will continue to be adversely affected until at least the middle of calendar 2010 by the deferral of hospital capital spending. For further information, see “Business — Legal Proceedings — Alaris Corrective Action.” Product recall expenses included within operating earnings totaled $18 million and $19 million in the nine months ended March 31, 2009 and 2008, respectively. For further information see “— Product Quality and Recalls.”

In fiscal 2010 and beyond, we expect to see a benefit within our operating earnings due to reduced expenses as a result of the aforementioned reduction in our workforce.

Segment profit is shown in the table below:

	Nine Months Ended
	March 31,
	2009	2008	Change
	(in millions)

Critical Care Technologies	$277.0	$343.4	(19)%
Medical Technologies and Services	$182.8	$186.4	(2)%

Operating Earnings	$459.8	$529.8	(13)%

Critical Care Technologies segment profit decreased $66 million, or 19%, to $277 million for the nine months ended March 31, 2009, compared to the nine months ended March 31, 2008. The decrease in segment profit was primarily the result of a 2% decrease in revenue, including the effect of the shipping hold on our Alaris infusion products and the effect of deferrals in hospital capital spending; an increase in restructuring and acquisition integration charges ($21 million); higher SG&A expenses associated with additional investments in quality systems and processes ($9 million); and unfavorable changes in foreign exchange rates ($12 million). Segment profit as a percentage of revenue was 15% and 18% in the nine months ended March 31, 2009 and 2008, respectively.

Medical Technologies and Services segment profit decreased $4 million, or 2%, to $183 million for the nine months ended March 31, 2009, compared to the nine months ended March 31, 2008. The decrease in segment profit was primarily the result of the unfavorable effect of changes in foreign exchange rates ($22 million), increased raw material costs ($16 million) and restructuring and acquisition integration costs ($13 million), partially offset by a 13% increase in revenue during the same period. Segment profit as a percentage of revenue was 12% and 13% in the nine months ended March 31, 2009 and 2008, respectively.

Interest Expense and Other

Interest expense and other increased $50 million, or 153%, during the nine months ended March 31, 2009, compared to the nine months ended March 31, 2008. The increase was primarily due to the unfavorable effect of changes in foreign exchange rates ($38 million) and a net decrease of interest income ($16 million). For the nine months ended March 31, 2009 and 2008, interest expense allocated to us by Cardinal Health was $64 million and $67 million, respectively. Interest expense and other amounts historically allocated to us are not likely to be indicative of the actual amounts that we would have incurred had we been operating as an independent, publicly-traded company for the periods presented or for future periods following the separation.

On July 14, 2009, we offered and sold $1.4 billion aggregate principal amount of senior unsecured notes in the following tranches: $250 million principal amount of 4.125% senior notes due 2012; $450 million principal amount of 5.125% senior notes due 2014; and $700 million principal amount of 6.375% senior notes due 2019. The notes were sold net of an aggregate purchase discount of $17.8 million. The net proceeds of this offering were placed into an escrow account and will be used to finance the payment prior to the separation of a distribution of approximately $1.4 billion to Cardinal Health. The escrow assets are invested in two money market funds that are predominately invested in U.S. Treasury obligations. Interest expense associated with this debt issuance is expected to be approximately $80.6 million on an annual basis, and will be a replacement of interest expense historically allocated to us by Cardinal Health.

Royalty Income and Other, Net Received From Parent

Royalty income and other, net received from parent was $194 million for the nine months ended March 31, 2009 and $137 million the nine months ended March 31, 2008. Following our separation from Cardinal Health, we will no longer receive this royalty income. The intellectual property underlying the royalty income will remain with Cardinal Health upon separation.

Provision for Income Taxes

For the nine months ended March 31, 2009, our provision for income taxes decreased $48 million, or 33%, to $99 million, compared to the nine months ended March 31, 2008.

Our effective tax rate was 17% for the nine months ended March 31, 2009 as compared to 23% for the nine months ended March 31, 2008. The decrease in the effective tax rate was primarily related to a claim filed by Cardinal Health with the IRS during the third quarter of fiscal year 2009 to amend the filing position taken on its U.S. federal income tax return for fiscal years 2004 through 2006 related to a secured loan transaction involving certain of our sales-type lease receivables. Since our income taxes are presented on a separate return basis, we recognized a $24 million net tax benefit in the third quarter of fiscal year 2009 related to this item.

Generally, fluctuations in our effective tax rate are primarily due to changes within international and state effective tax rates resulting from our business mix and changes in the tax impact of restructuring and acquisition integration charges and other discrete items, which may have unique tax implications depending on the nature of the item. The provision for income tax amounts historically calculated is not likely to be indicative of the actual amounts that we would have incurred had we been operating as an independent, publicly-traded company for the periods presented or for future periods following the separation.

Cardinal Health files income tax returns in the U.S. federal jurisdiction, various U.S. state jurisdictions and various foreign jurisdictions. Our operations have historically been included in Cardinal Health’s results. With few exceptions, Cardinal Health is subject to audit by taxing authorities for fiscal years ended June 30, 2001 through the current fiscal year.

The IRS currently has ongoing audits of fiscal years 2001 through 2007. During the quarter ended September 30, 2008, Cardinal Health received an IRS Revenue Agent Report for tax years 2003 through 2005 that included Notices of Proposed Adjustment related to transfer pricing arrangements between foreign and domestic subsidiaries and the transfer of intellectual property among our subsidiaries. The amount of additional tax proposed by the IRS in the notice totals $462 million, excluding penalties and interest, which may be significant. We and Cardinal Health disagree with these proposed adjustments and intend to vigorously contest them. Although we believe that we have provided adequate contingent tax reserves for these matters under FIN No. 48, we may not be fully reserved for this matter and it is possible that we may be obligated to pay an amount in excess of the reserve, including the full amount that the IRS is seeking. See “Risk Factors — Risks Related to Our Business — Our reserves against disputed tax obligations may ultimately prove to be insufficient.” Under the tax matters agreement between CareFusion and Cardinal Health, the resolution of the matter will be allocated to us. If this matter is not resolved in our favor, it may adversely affect our results of operations and financial condition.

For additional detail regarding the provision for income taxes, see note 4 to our unaudited interim condensed combined financial statements.

Net Earnings

For the foregoing reasons, net earnings decreased $16 million, or 3%, to $472 million for the nine months ended March 31, 2009, compared to the nine months ended March 31, 2008. Net earnings as a percentage of revenue decreased to 14% from 15% for the nine months ended March 31, 2009, compared to the nine months ended March 31, 2008.

Fiscal Year Ended June 30, 2008 Compared to Fiscal Year Ended June 30, 2007

Below is a summary of comparative results of operations and a more detailed discussion of results for the fiscal years ended June 30, 2008 and 2007:

	Fiscal Year Ended June 30,			% of Revenue
	2008	2007	Change	2008	2007
	(in millions)

Revenue	$4,518.4	$3,477.8	30%
Cost of products sold	2,472.1	1,910.8	29%	55%	55%

Gross margin	2,046.3	1,567.0	31%	45%	45%
Selling, general and administrative expenses	1,103.6	890.3	24%	24%	26%
Research and development expenses	162.4	102.8	58%	4%	3%
Restructuring and acquisition integration charges	37.0	24.0	54%	1%	1%
Acquired in-process research and development	18.0	84.5	(79)%	0%	2%

Operating earnings	725.3	465.4	56%	16%	13%
Interest expense and other, net (including net interest expense allocated from parent of $88.2 and $72.4 for fiscal 2008 and fiscal 2007, respectively)	67.0	55.1	22%	1%	2%
Royalty (income) and other, net received from parent	(188.8)	(208.4)	(9)%	(4)%	(6)%

Earnings before income taxes	847.1	618.7	37%	19%	18%
Provision for income taxes	184.4	116.3	59%	4%	3%

Net earnings	$662.7	$502.4	32%	15%	14%

Revenue

Revenue increased $1,041 million, or 30%, to $4,518 million for the fiscal year ended June 30, 2008, compared to the prior fiscal year. Revenue growth was favorably affected by acquisitions ($626 million); increased sales volume to existing customers ($154 million); international revenue growth ($130 million), which included the positive effect of foreign exchange rates ($91 million); and new products ($95 million).

Segment revenue is shown in the table below:

	Fiscal Year Ended June 30,
	2008	2007	Change
	(in millions)

Critical Care Technologies	$2,603.4	$1,904.8	37%
Medical Technologies and Services	1,915.0	1,573.0	22%

Revenue	$4,518.4	$3,477.8	30%

Our Critical Care Technologies segment and our Medical Technologies and Services segment represented 58% and 42%, respectively, of our combined revenue for the fiscal year ended June 30, 2008.

Critical Care Technologies segment revenue increased $699 million, or 37%, to $2,603 million for the fiscal year ended June 30, 2008, compared to the prior fiscal year. This increase was due primarily to acquisitions ($420 million), primarily related to increased sales of respiratory equipment from the Viasys acquisition; increased sales to existing customers ($115 million), largely related to medication dispensing equipment;

increased revenue from new products ($73 million) and new customers ($33 million), largely related to new infusion product releases and successful competitive infusion product placements; the favorable effect of changes in foreign exchange rates ($33 million); and financing interest on sales-type leases ($14 million).

Medical Technologies and Services segment revenue increased $342 million, or 22%, to $1,915 million, for the fiscal year ended June 30, 2008, compared to the prior fiscal year. Acquisitions increased revenue by $206 million, primarily related to increased sales of neurological diagnostic equipment from the Viasys acquisition and infection prevention products from the Enturia acquisition. Revenue also increased from sales to existing customers ($39 million), sales of new products ($22 million), including domestic surgical gloves and medical specialties products, as well as an increase in international revenue ($101 million), primarily across Europe, which included the favorable effect of changes in foreign exchange rates ($59 million).

Cost of Products Sold

Cost of products sold increased $561 million, or 29%, during the fiscal year ended June 30, 2008, compared to the prior fiscal year. Cost of products sold increased primarily due to acquisitions ($334 million), primarily related to the Viasys acquisition; the aforementioned increases in sales to existing customers and new products ($139 million); and the unfavorable effect of changes in foreign exchange rates ($43 million). In addition, our Medical Technologies and Services segment experienced increases in the costs of petroleum-based raw materials ($8 million) and our Critical Care Technologies segment experienced increased costs associated with infusion product recalls ($4 million). Cost of products sold as a percentage of revenue was flat in our Critical Care Technologies segment compared to the prior year and 62% and 63% for fiscal 2008 and fiscal 2007, respectively, for our Medical Technologies and Services segment.

Gross Margin

For the foregoing reasons, gross margin increased $479 million, or 31%, during the fiscal year ended June 30, 2008, compared to the prior fiscal year. Gross margin as a percentage of revenue was 45% in each year. Gross margin as a percentage of revenue was 51% within our Critical Care Technologies segment and 38% and 37% within our Medical Technologies and Services segment for fiscal 2008 and fiscal 2007, respectively.

Selling, General and Administrative Expenses

SG&A expenses increased $213 million, or 24%, during the fiscal year ended June 30, 2008, compared to the prior fiscal year. The increase in SG&A expense was primarily due to acquisitions ($192 million); the unfavorable effect of changes in foreign exchange rates ($21 million); and increased variable costs associated with our revenue growth, partially offset by decreases in equity-based and other variable compensation ($21 million); and a decrease in SG&A expenses allocated to us by Cardinal Health ($21 million). SG&A expenses allocated by Cardinal Health to us during the fiscal years ended June 30, 2008 and 2007 were $407 million and $428 million, respectively. SG&A expenses as a percentage of revenue was 24% and 26% for fiscal 2008 and fiscal 2007, respectively.

Research and Development

R&D expenses increased $60 million, or 58%, during the fiscal year ended June 30, 2008, compared to the prior fiscal year. This increase was due to acquisitions ($40 million), primarily the Viasys acquisition, and increased spending on innovation ($9 million).

Restructuring and Acquisition Integration Charges

Restructuring and acquisition integration charges increased $13 million to $37 million during the fiscal year ended June 30, 2008, compared to the prior fiscal year. The increase was due to increased acquisition integration charges ($17 million) and a reduction in restructuring charges ($4 million).

The acquisition integration charges incurred during fiscal 2008 were primarily a result of the acquisition of Viasys ($24 million). The acquisition integration charges incurred during fiscal 2007 were primarily a result of the acquisition of Viasys ($8 million).

Restructuring charges incurred during fiscal 2008 related to the closure of a replenishment center, headcount reductions within existing operations and other facility exit costs ($13 million). The restructuring costs incurred for fiscal 2007 related to facility closures, a global restructuring program initiated in fiscal 2005 and projects aimed at improvements in manufacturing cost and efficiency ($16 million).

For additional detail regarding these restructuring and acquisition integration charges, see note 3 to our audited combined financial statements.

Acquired In-process Research and Development

In connection with our acquisition of certain businesses in fiscal years 2008 and 2007, we obtained in-process research and development projects, or IPR&D. At the time of acquisition, these projects had not yet reached technological feasibility and were deemed to have no alternative use and, accordingly, the estimated fair value of the IPR&D was expensed at the acquisition date. These projects primarily related to the following areas:

•	Infection prevention (acquired in connection with the fiscal 2008 acquisition of Enturia).

•	Respiratory therapy diagnostic instruments and ventilation products (acquired in connection with the fiscal 2007 acquisition of Viasys).

•	Surgical devices (acquired in connection with the 2008 acquisition of other businesses that were individually not significant).

IPR&D decreased $67 million to $18 million during the fiscal year ended June 30, 2008, compared to the prior fiscal year.

During fiscal 2008, we recorded charges to write off our preliminary estimates of fair values of the IPR&D associated with the Enturia acquisition ($18 million) and other acquisitions ($25 million). During fiscal 2008, we finalized the valuation of the IPR&D associated with the Viasys acquisition and recorded an adjustment ($25 million) to reduce the cumulative IPR&D charge associated with the Viasys acquisition to $59 million.

During fiscal 2007, we recorded a charge to write off our preliminary estimate of the fair value of the IPR&D associated with the Viasys acquisition ($84 million).

The fair value of the IPR&D was determined using the discounted cash flow method. The discounted cash flow was determined based upon projected revenue, expenses and contributory assets related to the specific project and a discount rate based upon the overall weighted average cost of capital for the asset and the additional risk related to the uncertainty of the project. We also assessed the current status of development, nature and timing of efforts to complete such development, uncertainties, and other factors when estimating the fair value. Costs were not assigned to IPR&D unless future development was probable.

At the time of acquisition, the in-process projects were at various stages of completion with some requiring several years to reach commercialization. The estimated cost to complete the projects at the date of the acquisitions was $33 million. The majority of the technology has not yet come to fruition as it is still in process; however, completion is expected for all projects by the end of calendar year 2011.

For additional detail regarding acquired IPR&D, see note 2 to our audited combined financial statements.

Operating Earnings

For the foregoing reasons, operating earnings increased $260 million, or 56%, for the fiscal year ended June 30, 2008, compared to the prior fiscal year. Operating earnings as a percentage of revenue increased to 16% from 13% in fiscal 2008 compared to the prior fiscal year.

Segment profit from our two segments, Critical Care Technologies and Medical Technologies and Services, is shown in the table below:

	Fiscal Year Ended June 30,
	2008	2007	Change
	(in millions)

Critical Care Technologies	$512.4	$245.2	109%
Medical Technologies and Services	212.9	220.2	(3)%

Operating Earnings	$725.3	$465.4	56%

Critical Care Technologies segment profit increased $267 million, or 109%, to $512 million for the fiscal year ended June 30, 2008, compared to the prior fiscal year. The increase in segment profit was primarily a result of a decrease in restructuring and acquisition integration and IPR&D charges ($101 million) resulting from significant charges related to the Viasys acquisition in fiscal 2007 and adjustments to those charges in fiscal 2008; increased segment profit associated with acquisitions ($38 million), exclusive of restructuring and acquisition integration and IPR&D charges; favorable changes in foreign exchange rates ($16 million); and the segment profit associated with non-acquisition related revenue growth. Segment profit as a percentage of revenue was 20% and 13% in fiscal 2008 and fiscal 2007, respectively.

Medical Technologies and Services segment profit decreased $7 million, or 3%, to $213 million for the fiscal year ended June 30, 2008, compared to the prior fiscal year. The decrease in segment profit was primarily a result of increased restructuring and acquisition integration and acquired IPR&D charges largely related to the Enturia and other acquisitions ($47 million), partially offset by increased segment profit, exclusive of restructuring and acquisition integration and IPR&D charges, associated with acquisitions ($22 million); favorable changes in foreign exchange rates ($11 million); and the segment profit associated with the increases in sales to existing customers and new products. Segment profit as a percentage of revenue was 11% and 14% in fiscal 2008 and fiscal 2007, respectively.

Interest Expense and Other

Interest expense and other increased $12 million, or 22%, during the fiscal year ended June 30, 2008, compared to the prior fiscal year. The increase was primarily due to an increase in interest expense ($14 million) primarily resulting from increased levels of debt allocated to us by Cardinal Health. For fiscal 2008 and fiscal 2007, interest expense allocated to us by Cardinal Health was $88 million and $72 million, respectively.

Royalty Income and Other, Net Received From Parent

Royalty income and other, net received from parent decreased $20 million, or 9%, during the fiscal year ended June 30, 2008, compared to the prior fiscal year. The intellectual property underlying the royalty income will remain with Cardinal Health upon separation.

Provision for Income Taxes

For the fiscal year ended June 30, 2008, our provision for income taxes increased $68 million, or 59%, to $184 million, compared to the prior fiscal year.

The effective tax rate for the fiscal year ended June 30, 2008 was 22% compared to 19% for the prior fiscal year. The increase in income tax expense and the effective tax rate was due to an increase in the overall proportion of domestic earnings which are taxed at higher rates than foreign earnings ($91 million), and a revaluation of state deferred tax assets and liabilities during the fiscal year ended June 30, 2007 ($17 million). These increases were partially offset by the effect of a one time permanent difference during the fiscal year ended June 30, 2007 for non-deductible IPR&D associated with the Viasys acquisition ($40 million).

Net Earnings

For the foregoing reasons, net earnings increased $160 million, or 32%, to $663 million for the fiscal year ended June 30, 2008, compared to the prior fiscal year. Net earnings as a percentage of revenue was 15% and 14% in fiscal 2008 and fiscal 2007, respectively.

Fiscal Year Ended June 30, 2007 Compared to Fiscal Year Ended June 30, 2006

Below is a summary of comparative results of operations and a more detailed discussion of results for the fiscal years ended June 30, 2007 and 2006:

	Fiscal Year Ended June 30,			% of Revenue
	2007	2006	Change	2007	2006
	(in millions)

Revenue	$3,477.8	$3,051.5	14%
Cost of products sold	1,910.8	1,670.7	14%	55%	55%

Gross margin	1,567.0	1,380.8	13%	45%	45%
Selling, general and administrative expenses	890.3	814.2	9%	26%	27%
Research and development expenses	102.8	102.3	0%	3%	3%
Restructuring and acquisition integration charges	24.0	30.2	(21)%	1%	1%
Acquired in-process research and development	84.5	—	*	2%	0%

Operating earnings	465.4	434.1	7%	13%	14%
Interest expense and other, net (including net interest expense allocated from parent of $72.4 and $67.2 for fiscal 2007 and fiscal 2006, respectively)	55.1	58.9	(6)%	2%	2%
Royalty (income) and other, net received from parent	(208.4)	(191.7)	9%	(6)%	(6)%

Earnings before income taxes	618.7	566.9	9%	18%	19%
Provision for income taxes	116.3	106.6	9%	3%	3%

Net earnings	$502.4	$460.3	9%	14%	15%

*	Calculation not meaningful.

Revenue

Revenue increased $426 million, or 14%, to $3,478 million for the fiscal year ended June 30, 2007, compared to the prior fiscal year. Revenue growth was favorably affected by new products ($170 million) and increased sales volume to existing customers ($159 million); acquisitions ($55 million); and international revenue growth ($74 million), which included the positive impact of foreign exchange rates ($32 million). Divestitures had a negative effect on revenue ($31 million).

Segment revenue is shown in the table below:

	Fiscal Year Ended June 30,
	2007	2006	Change
	(in millions)

Critical Care Technologies	$1,904.8	$1,635.0	17%
Medical Technologies and Services	1,573.0	1,416.5	11%

Revenue	$3,477.8	$3,051.5	14%

Our Critical Care Technologies segment and our Medical Technologies and Services segment represented 55% and 45%, respectively, of our combined revenue for the fiscal year ended June 30, 2007.

Critical Care Technologies segment revenue increased $270 million, or 17%, to $1,905 million for the fiscal year ended June 30, 2007, compared to the prior fiscal year. This increase was primarily due to sales of new products ($130 million) and increased sales to existing customers ($84 million), both attributable to strong volume growth within our infusion and dispensing products; acquisitions and increased sales to new customers ($20 million); and the favorable effect of changes in foreign exchange rates ($16 million).

Medical Technologies and Services segment revenue increased $157 million, or 11%, to $1,573 million for the fiscal year ended June 30, 2007, compared to the prior fiscal year. This increase was primarily due to increased sales to existing customers and sales of new products ($115 million), resulting from newly executed GPO contracts and infection prevention and surgical instrument product releases; acquisitions ($45 million); and international revenue growth ($55 million), which included the favorable impact of changes in foreign exchange rates ($17 million). Our Medical Technologies and Services segment’s revenue was negatively affected by divestitures ($31 million).

Cost of Products Sold

Cost of products sold increased $240 million, or 14%, during the fiscal year ended June 30, 2007, compared to the prior fiscal year. The increase in cost of products sold was primarily the result of volume growth associated with increased sales to existing customers and new products ($182 million), the effect of acquisitions ($19 million) and the unfavorable effect of changes in foreign exchange rates ($18 million). Additionally, our Critical Care Technologies segment incurred increased cost of products sold in connection with costs related to the Alaris SE pump corrective action plan and related product recall expenses ($14 million). Cost of products sold as a percentage of revenue was flat as compared to the prior fiscal year.

Gross Margin

For the foregoing reasons, gross margin increased $186 million, or 13%, during the fiscal year ended June 30, 2007, compared to the prior fiscal year. Gross margin as a percentage of revenue was 45% in each year. Gross margin as a percentage of revenue was 51% and 52% within our Critical Care Technologies segment for the fiscal years ended June 30, 2007 and 2006, respectively. Medical Technologies and Services segment gross margin as a percentage of revenue was 37% for both fiscal 2007 and fiscal 2006.

Selling, General and Administrative Expenses

SG&A expenses increased $76 million, or 9%, during the fiscal year ended June 30, 2007, compared to the prior fiscal year. The increase in SG&A expenses was primarily due to acquisitions ($34 million); the unfavorable effect of changes in foreign exchange rates ($10 million), additional costs associated with the augmentation of our Critical Care Technologies segment’s international sales and administrative organizations to support future sales growth ($11 million); increases in our provision for uncollectible accounts ($4 million); and the net increase related to costs associated with sales, enterprise information technology and other administrative functions ($6 million). During fiscal 2007, the aforementioned functions were centralized by Cardinal Health and as a result, our direct costs associated with these functions decreased $203 million, while the SG&A expenses allocated to us by Cardinal Health increased $209 million during the same period. These increases were partially offset by decreases in equity-based and other variable compensation expense ($18 million). SG&A expenses as a percentage of revenues was 26% and 27% in fiscal 2007 and fiscal 2006, respectively.

SG&A expenses allocated by Cardinal Health to us during the fiscal years ended June 30, 2007 and 2006 were $428 million and $219 million, respectively.

Research and Development

Research and development expenses were essentially flat year over year.

Restructuring and Acquisition Integration Charges

Restructuring and acquisition integration charges decreased $6 million to $24 million during the fiscal year ended June 30, 2007, compared to the prior fiscal year. This decrease resulted from reduced acquisition integration charges ($10 million), partially offset by increases in employee-related restructuring charges

($4 million). The acquisition integration charges incurred during fiscal 2007 were primarily a result of the Viasys acquisition ($8 million). The acquisition integration charges incurred during fiscal 2006 were primarily a result of the fiscal 2004 Alaris acquisition ($18 million). The employee-related restructuring charges were primarily related to facility closures, projects aimed at improvements in manufacturing cost and efficiency.

For additional detail regarding these restructuring charges and acquisition integration charges, see note 3 to our audited combined financial statements.

Acquired In-process Research and Development

Acquired IPR&D totaled $85 million during the fiscal year ended June 30, 2007, compared to $0 in the prior fiscal year. During fiscal 2007, we recorded a charge to write off our preliminary estimate of the fair value of the IPR&D associated with the Viasys acquisition ($84 million).

At the time of acquisition, these projects had not yet reached technological feasibility and were deemed to have no alternative use and, accordingly, the estimated fair value of the in-process research and development projects were expensed at the acquisition date. These projects primarily related to the respiratory therapy diagnostic instruments and ventilation products (acquired in connection with the fiscal 2007 acquisition of Viasys).

At the time of acquisition, the in-process projects were at various stages of completion with some requiring several years to reach commercialization. The estimated cost to complete the projects at the date of the acquisition was $18 million. The majority of the technology has not yet come to fruition as it is still in process; however, completion is expected for all projects by the middle of calendar year 2010.

For additional detail regarding acquired IPR&D, see note 2 to our audited combined financial statements.

Operating Earnings

For the foregoing reasons, operating earnings increased $31 million, or 7%, for the fiscal year ended June 30, 2007, compared to the prior fiscal year. Operating earnings as a percentage of revenue was 13% and 14% in fiscal 2007 and fiscal 2006, respectively.

Segment profit from our two segments, Critical Care Technologies and Medical Technologies and Services, is shown in the tables below:

	Fiscal Year Ended June 30,
	2007	2006	Change
	(in millions)

Critical Care Technologies	$245.2	$263.3	(7)%
Medical Technologies and Services	220.2	170.8	29%

Operating Earnings	$465.4	$434.1	7%

Critical Care Technologies segment profit decreased $18 million, or 7%, to $245 million for the fiscal year ended June 30, 2007, compared to the prior fiscal year. This decrease in segment profit was primarily the result of increases in restructuring and acquisition integration and IPR&D charges primarily related to the Viasys acquisition ($81 million), additional costs of the Alaris SE pump corrective action plan and product recall ($14 million), and increases in international sales and administrative costs ($11 million), partially offset by a 17% increase in revenue. Segment profit as a percentage of revenue was 13% and 16% in fiscal 2007 and fiscal 2006, respectively.

Medical Technologies and Services segment profit increased $49 million, or 29%, to $220 million for the fiscal year ended June 30, 2007, compared to the prior fiscal year. The increase in segment profit was primarily the result of a 11% increase in revenue and favorable changes in foreign exchange rates ($3 million). Segment profit as a percentage of revenue was 14% and 12% in fiscal 2007 and fiscal 2006, respectively.

Interest Expense and Other

Interest expense and other decreased $4 million, or 6%, during the fiscal year ended June 30, 2007, compared to the prior fiscal year, due primarily to higher gains on foreign currency transactions and derivative instruments ($13 million), partially offset by lower investment income received on marketable securities ($4 million) and higher interest expense resulting from higher allocations of debt from Cardinal Health ($5 million). For fiscal 2007 and fiscal 2006, interest expense allocated to us by Cardinal Health was $72 million and $67 million, respectively.

Royalty Income and Other Net, Received From Parent

Royalty income and other, net received from parent increased $17 million, or 9%, during the fiscal year ended June 30, 2007, compared to the prior fiscal year. The intellectual property underlying the royalty income will remain with Cardinal Health upon separation.

Provision for Income Taxes

For the fiscal year ended June 30, 2007, our provision for income taxes increased $10 million, or 9%, to $116 million, compared to the prior fiscal year. The effective tax rate was 19% in fiscal 2007 and fiscal 2006. Generally, fluctuations in our effective tax rate are primarily due to changes within international and state effective tax rates resulting from our business mix and changes in the tax impact of restructuring and acquisition integration charges and other discrete items, which may have unique tax implications depending on the nature of the item.

Net Earnings

For the foregoing reasons, net earnings increased $42 million, or 9%, to $502 million for the fiscal year ended June 30, 2007, compared to the prior fiscal year. Net earnings as a percentage of revenue was 14% in fiscal 2007, compared to 15% in the prior fiscal year.

Acquisitions

During fiscal 2008, we acquired the assets of privately held Enturia, which included its line of infection prevention products sold under the ChloraPrep brand name. The value of the transaction, including the assumption of liabilities, totaled approximately $490 million. In addition, during fiscal 2008, we completed other acquisitions that individually were not significant. The aggregate purchase price of these other acquisitions, which was paid in cash, was approximately $31 million. Our combined financial statements include the results of operations from each of these business combinations from the date of acquisition.

During fiscal 2007, we acquired Viasys, which offered products and services directed at the critical care ventilation, respiratory diagnostics and clinical services and other medical and surgical products markets. The value of the transaction, including the assumption of liabilities, totaled approximately $1.5 billion. During fiscal 2007, we also completed the other acquisitions that individually were not significant. The aggregate purchase price of these other acquisitions, which was paid in cash, was approximately $145 million. Our combined financial statements include the results of operations from each of these business combinations from the date of acquisition.

During fiscal 2006, we completed acquisitions that individually were not significant. The aggregate purchase price of these acquisitions, which was paid in cash, was approximately $85 million. Our combined financial statements include the results of operations from each of these business combinations from the date of acquisition.

Through our acquisitions, we have sought to expand our role as a global medical technology company with industry-leading products and services designed to improve the safety and quality of healthcare. We have expanded into areas that complement our existing operations and provide opportunities for us to develop synergies with, and strengthen, the acquired business. As the healthcare industry continues to change, we will evaluate possible candidates for acquisition and consider opportunities to expand. There can be no assurance, however, that we will be able to successfully take advantage of any such opportunity if and when it arises or consummate any such transaction, if pursued. Moreover, if additional transactions are pursued or consummated, we would incur additional acquisition integration charges and may need to enter into funding arrangements for such acquisitions. There can be no assurance that the integration efforts associated with any such transaction would be successful or completed on a timely basis, if at all.

For further information regarding our acquisitions, see note 2 to our audited combined financial statements.

Liquidity and Capital Resources

Overview

Historically, we have generated and expect to continue to generate positive cash flow from operations. Cash flow from operations primarily represents inflows from net earnings (adjusted for depreciation and other non-cash items) and outflows from investment in sales-type leases entered into, as we sell and install dispensing equipment, and other increases in working capital needed to grow the business. Cash flows from investing activities represent our investment in property and capital equipment required to grow, as well as acquisitions. Cash flows from financing activities are primarily changes in Cardinal Health’s investment in us. In the past, Cardinal Health would fund our operating and investing activities as needed and transfer our excess cash at its discretion. Transfers of cash both to and from Cardinal Health’s cash management system are reflected as a component of “Parent company investment” within “Parent company equity” in the combined balance sheets.

Following our separation from Cardinal Health, our capital structure, long-term capital commitments and sources of liquidity will change significantly from our historical capital structure as described herein. In addition, we will no longer receive cash from Cardinal Health to fund our operating or investing needs. Instead, our ability to fund our capital needs will depend on our ongoing ability to generate cash from operations, overall capacity and terms of financing arrangements, and access to the capital markets. We believe that our future cash from operations together with our access to funds available under such financing arrangements and the capital markets will provide adequate resources to fund both short-term and long-term operating requirements, capital expenditures, acquisitions and new business development activities.

Sources and Uses of Cash

The following table summarizes our statements of cash flows for the nine months ended March 31, 2009 and 2008 and the fiscal years ended June 30, 2008, 2007 and 2006:

	Nine Months Ended
	March 31,		Fiscal Year Ended June 30,
	2009	2008	2008	2007	2006
	(in millions)

Cash flow provided by/(used in)
Operating activities	$631.0	$854.8	$885.9	$519.2	$553.6
Investing activities	$(96.7)	$(226.3)	$(772.6)	$(1,721.7)	$(205.4)
Financing activities	$(542.9)	$(588.4)	$(249.8)	$1,681.1	$(522.0)

Nine Months Ended March 31, 2009 and March 31, 2008

Net cash provided by operating activities decreased $224 million to $631 million for the nine months ended March 31, 2009, compared to the nine months ended March 31, 2008. The decrease primarily resulted from a reduction in cash inflows associated with inventory and accounts receivables ($178 million) and cash outflows associated with other accrued liabilities and operating items ($104 million), including changes in product warranty and recall related reserves ($33 million), restructuring accruals ($27 million), incentive compensation accruals ($12 million) and deferred revenue ($11 million). These decreases in operating cash flows were partially offset by decreases in outflows related to sales type leases ($48 million) and accounts payable ($34 million). Net cash used in investing activities decreased $130 million to $97 million for the same period, primarily due to a reduction in capital spending and net acquisition and divestiture activities. The net cash used in financing for both periods was primarily the result of net cash transfers to and from Cardinal Health.

Fiscal Years Ended June 30, 2008 and June 30, 2007

Net cash provided by operating activities increased $367 million to $886 million for the fiscal year ended June 30, 2008, compared to the prior fiscal year. This increase was primarily due to the increase in net earnings, after adjustments for non-cash items ($239 million) such as depreciation and amortization, acquired IPR&D, equity compensation, changes in tax accounts, and provision for bad debts; and increased cash inflows associated with trade receivables and inventories ($157 million). Reductions in inventory balances were the result of significant efforts made in fiscal 2008 to reduce inventory on hand within our Medical Technologies and Services segment. Net cash used in investing activities decreased $949 million to $773 million for the same period, primarily related to differences in purchase price for Enturia in fiscal 2008 compared to Viasys in fiscal 2007 and additional capital expenditures. The net cash used in financing for both years was primarily the result of net cash transfers to and from Cardinal Health.

Fiscal Years Ended June 30, 2007 and June 30, 2006

Net cash provided by operating activities decreased $34 million to $519 million for the fiscal year ended June 30, 2007 compared to the prior fiscal year. This decrease was attributable to the net cash outflows associated with other accrued liabilities and operating items ($182 million) and accounts payable ($26 million). These cash outflows were partially offset by an increase in net earnings, after adjustments for non-cash items ($159 million) such as depreciation and amortization, IPR&D, equity based compensation, changes in deferred tax accounts, and provision for bad debt. The cash outflows associated with other accrued liabilities and operating items were related to decreases in deferred revenues and accrued customer expenses. Net cash used in investing activities increased $1,516 million to $1,722 million for the same period, primarily related to the Viasys acquisition. The net cash used in financing for both years was primarily the result of net cash transfers to and from Cardinal Health.

Capital Resources

Cardinal Health uses a centralized approach to U.S. domestic cash management and financing of its operations, excluding debt directly incurred by any of its businesses, such as debt assumed in an acquisition or certain capital lease obligations. The majority of our domestic cash is transferred to Cardinal Health daily, and Cardinal Health funds our operating and investing activities as needed. Accordingly, a portion of Cardinal Health’s consolidated debt has been allocated to us based on our debt capacity consistent with an investment grade credit rating, including amounts directly incurred. Cardinal Health’s historical long-term debt balances were allocated to us based on a debt to EBITDA leverage ratio, which, based on discussions with external advisors and comparisons with BBB-rated companies in the S&P 500, is consistent with an investment grade credit rating. This allocation methodology is also generally consistent with management’s long-term capital structure plans for CareFusion as a standalone entity. In contrast, short-term debt balances (e.g., commercial paper, bank loans) held at the corporate level were not allocated down to CareFusion as this debt was issued to fund the operations of the Cardinal Health healthcare supply chain services businesses. As both CareFusion and Cardinal Health will establish post-spin capital structures that support investment grade credit ratings, we believe that utilizing financial metric targets to allocate historical third-party debt is reasonable and appropriate. Total debt at March 31, 2009 was $1,636 million, of which $1,627 million was due to Cardinal Health. Total debt at June 30, 2008 and 2007 was $1,609 million and $1,280 million, respectively, of which $1,597 million and $1,259 million, respectively, was due to Cardinal Health. We and Cardinal Health believe the allocation basis for debt is reasonable based on our debt capacity consistent with an investment grade credit rating. However, these amounts may not be indicative of the actual amounts that we would have incurred had we been operating as an independent, publicly-traded company on the dates presented.

Our cash and equivalents balance as of March 31, 2009 and June 30, 2008 included $479 million and $568 million of cash, respectively, held by our subsidiaries outside of the United States. Although the vast majority of cash held outside the United States is available for repatriation, doing so on more than a temporary basis could subject it to U.S. federal, state and local income tax.

In connection with the separation, we have entered into a senior bridge loan facility in an aggregate principal amount of up to $1.4 billion to finance the payment prior to the separation of the $1.4 billion distribution to Cardinal Health. In addition we have entered into senior revolving credit facilities in an aggregate amount of $720.0 million for working capital and other general corporate purposes following the separation. The funding under these facilities are subject to several conditions which, along with a summary of covenants, events of default and other material terms, are described in more detail under “Description of Indebtedness.” We have offered and sold $1.4 billion aggregate principal amount of senior unsecured notes to qualified institutional buyers in reliance on Rule 144A and to non U.S. persons in reliance or Regulation S of the Securities Act of 1933, as amended. The net proceeds from the offering were placed into an escrow account that will be used to finance the payment prior to the separation of a distribution of approximately $1.4 billion to Cardinal Health. The escrow assets are invested in two money market funds that are predominantly invested in U.S. Treasury obligations.

In connection with the issuance of our senior notes, Standard & Poor’s Rating Services, Moody’s Investors Service and Fitch Ratings assigned the notes credit ratings of BBB-, Baa3 and BBB, respectively.

Dividends

We currently intend to retain any earnings to finance research and development, acquisitions and the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. The declaration and payment of any dividends in the future by us will be subject to the sole discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, capital requirements of our operating subsidiaries, covenants associated with certain of our debt obligations, legal requirements, regulatory constraints and other factors deemed relevant by our board of directors. Moreover, if we determine to pay any dividend in the future, there can be no assurance that we will continue to pay such dividends.

Currency and Interest Rate and Risk Management

We are exposed to market risk from changes in foreign exchange rates and interest rates. Our exposure to foreign exchange rates exist primarily with respect to the Canadian dollar, European euro, Mexican peso, Thai baht, British pound and Australian dollar. We use derivative financial instruments indirectly through our participation in the centralized hedging functions of Cardinal Health, which are designed primarily to minimize exposure to interest rate and foreign currency risk. Cardinal Health does not hold or issue derivative financial instruments for speculative purposes. We are evaluating what our hedging strategy will be going forward. For more information on historical foreign currency risk management, see notes 1 and 12 to our audited combined financial statements. Interest expense is a function of debt balances and interest rates paid. Fluctuations in interest rates can significantly affect our financial results. Current interest rates on corporate debt are higher than the rates reflected in our prior years’ financial statements.

Contractual Obligations

As of June 30, 2008, our contractual obligations, including estimated payments due by period, are as follows:

	Payments Due by Period
	2009	2010-2011	2012-2013	Thereafter	Total
	(in millions)

On Balance Sheet:
Long-term debt(1)	$68.5	$352.4	$255.6	$926.1	$1,602.6
Interest on long-term debt	84.5	155.8	124.1	280.3	644.7
Capital lease obligations(2)	1.8	3.0	1.9	0.2	6.9
Other long-term liabilities(3)	23.0	18.6	8.4	1.1	51.1
Off-Balance Sheet:
Operating leases(4)	40.7	63.4	47.4	64.4	215.9
Purchase obligations(5)	181.9	61.9	11.4	1.2	256.4
Total financial obligations	$400.4	$655.1	$448.8	$1,273.3	$2,777.6

(1)	Represents maturities of our long-term debt obligations, excluding capital lease obligations described below, as described in note 8 to our audited combined financial statements.

(2)	Represents maturities of our capital lease obligations included within long-term debt on CareFusion’s balance sheet and the related estimated future interest payments.

(3)	Represents cash outflows by period for certain of our long-term liabilities in which cash outflows could be reasonably estimated. Certain long-term liabilities, such as unrecognized tax benefits ($169.2 million) and deferred taxes, have been excluded from the table above because of the inherent uncertainty of the underlying tax positions or because of the inability to reasonably estimate the timing of any cash outflow. See note 9 to our audited combined financial statements.

(4)	Represents minimum rental payments and the related estimated future interest payments for operating leases having initial or remaining non-cancelable lease terms as described in note 10 of to our audited combined financial statements.

(5)	Purchase obligations are defined as an agreement to purchase goods or services that is enforceable and legally binding and specifying all significant terms, including the following: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and approximate timing of the transaction. The purchase obligation amounts disclosed above represent estimates of the minimum for which we are obligated and the time period in which cash outflows will occur. Purchase orders and authorizations to purchase that involve no firm commitment from either party are excluded from the above table. In addition, contracts that can be unilaterally cancelled with no termination fee or with proper notice are excluded from our total purchase obligations except for the amount of the termination fee or the minimum amount of goods that must be purchased during the requisite notice period.

Off-Balance Sheet Arrangements

For more detailed information on these arrangements, see “Liquidity and Capital Resources — Capital Resources” above and note 17 to our audited combined financial statements for a discussion of off-balance sheet arrangements.

Recent Financial Accounting Standards

For more detailed information on these recently announced standards, see note 1 to our audited combined financial statements for a discussion of recent financial accounting standards.

Critical Accounting Policies and Sensitive Accounting Estimates

Our discussion and analysis of our results of operations and liquidity and capital resources are based on our combined financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these combined financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and disclosure of contingent assets and liabilities. Critical accounting policies are those accounting policies that can have a significant effect on the presentation of our financial condition and results of operations, and require use of complex and subjective estimates based upon past experience, trends, and management’s judgment. We evaluate our estimates and judgments on an ongoing basis and believe our estimates to be reasonable. Other companies applying reasonable judgment to the same facts and circumstances could develop different estimates. Because of the uncertainty inherent in such estimates, actual results may differ from these estimates. Below are those policies applied in preparing our combined financial statements that management believes are the most dependent on the application of estimates and assumptions. For additional accounting policies, see note 1 to our audited combined financial statements.

Revenue Recognition

We generate revenue through the sale and lease of equipment, software, services, medical products, supplies, and the income associated with the financing of our equipment leases. In accordance with the SEC Staff Accounting Bulletin, or SAB, No. 104, “Revenue Recognition,” we recognize revenue when each of the following criteria exists:

•	Persuasive evidence of an arrangement exists;

•	Product delivery has occurred or the services have been rendered;

•	The price is fixed or determinable; and

•	Collectibility is reasonably assured.

The timing of revenue recognition and the amount of revenue actually recognized in each case depends on a variety of factors, including the specific terms of each arrangement and the nature of our obligations. Determination of the appropriate amount of revenue recognized may involve subjective or complex judgments and estimates that we believe are reasonable, but actual results may differ from our estimates. The significant judgments and uncertainties that are sufficiently sensitive and could result in material differences under other assumptions and conditions are those described below.

Evaluation of the Significance of Embedded Software

We sell and lease products with embedded software. We regularly review these products to determine whether embedded software is more than incidental to the product as a whole. If the embedded software is more than incidental to the product as a whole, the product is classified as a software product and revenue for the product is recognized in accordance with the provisions of Statement of Position No. 97-2, “Software Revenue Recognition.”

In classifying our products, we consider the following characteristics to be indicators that embedded software is more than incidental to the product as whole:

•	Software is a significant focus of the marketing effort or the software application is sold separately;

•	Significant internally developed software costs have been incurred; and

•	If we provide telephone support, bug-fixes, and/or unspecified upgrades specific to the embedded software.

The evaluation process is often complex and subject to significant judgment as the products exhibit varying degrees of the indicators identified above, such as:

•	Certain products are marketed as systems or solutions wherein it is implied, but not explicitly stated within marketing and sales collateral, that embedded software provides the basis for significant functionalities identified within the marketing efforts.

•	Internal software development costs are incurred during the product development process.

•	Separately priced extended warranty services provide post-installation support relative to repair parts and services and also include telephone support and bug-fixes for the software embedded within the products.

•	We are required by law to provide medical safety related bug-fixes for products with embedded software elements.

We classify our infusion products, when sold with safety software, and patient identification products as software. We have determined the embedded software within our other products, primarily our dispensing and respiratory products, is incidental to the products as a whole. Those products are therefore not classified as software.

Product development trends indicate that embedded software, connectivity and interfacing with hospital information systems will continue to be components of, and possibly significant features of, future product releases. In the future, the embedded software inherent to these future products may be determined to be more than incidental to the product and as a result the product may be classified as software for revenue recognition purposes. If these future software products are sold with extended payment terms or subject to long-term leases, the timing of revenue recognition for these products could change significantly as compared to similar transactions with hardware products. Specifically, we may be unable to determine the associated payments are fixed or determinable and, as a result, we may be precluded from recognizing revenue upon the completion of installation services as we would for a hardware product. Instead, we may be required to recognize revenue on these software products over time as payments become due from the customer.

Revenue Recognition for Leases

Our accounting for leases involves specific determinations under applicable lease accounting standards, which often involve complex and prescriptive provisions. If a lease qualifies as a sales-type capital lease, equipment revenue is recognized upon delivery or installation of the equipment as opposed to ratably over the lease term. Therefore, our lease classification procedures significantly affect the timing of revenue recognition. The critical element considered by us in determining the classification of our lease transactions is the fair value of the leased equipment, including its estimated fair value at the inception and conclusion of the lease. For the purposes of determining the fair value of leased equipment at the inception of the lease, we apply the percentage discount from rental list prices provided within the lease transaction against the purchase list price. This methodology assumes that purchase customers are provided similar discounts as lease customers. Periodically, we review discount levels provided to purchase customers and lease customers to validate this assumption.

There is no significant aftermarket for our used equipment. We have estimated the residual value, or value of equipment as of the completion of the lease term, of the leased equipment to be its scrap value. If our residual value estimates were to have decreased by 10%, earnings before taxes would have decreased by $2 million in each of the fiscal years ended June 30, 2008, 2007 and 2006, respectively.

Multiple Element Arrangements

The majority of our transactions qualify as multiple element arrangements. We use the relative fair value method to allocate contract proceeds to each unit of accounting, which are then individually recognized to revenue. To the extent that fair value evidence does not exist for delivered elements of the transaction, we apply the residual method.

Determination as to whether fair value exists and the valuation of our fair value estimates are critical to both the relative fair value method and residual method. The determination of fair value estimates associated with our products and services is generally based on historical evidence of sales of the same product in stand alone transactions and the contract renewal prices for post-contract support and separately priced extended warranty services.

For software and software related products, evidence used in the determination of fair value estimates are based solely on vendor-specific objective evidence. Third-party fair value evidence may be used for non-software products.

Different conclusions as to the existence and valuation of fair value estimates may significantly affect the timing and valuation of revenue recognition, the classification of leasing transactions, and the classification of revenue as product, service, rental or other income. It is impossible to determine the effects of potential different conclusions as they relate to the existence or valuation of fair value estimates.

Business Combinations

Assumptions and estimates are used to determine the fair value of assets acquired and liabilities assumed in a business combination. A significant portion of the purchase price in many of our acquisitions is assigned to intangible assets, which requires management to use significant judgment in determining fair value. Current and future amortization expense for such intangibles is affected by purchase price allocations and by the assessment of estimated useful lives of such intangibles, excluding goodwill. We believe the assets recorded and the useful lives established are appropriate based upon current facts and circumstances.

In conjunction with the review of a transaction, the status of the acquired company’s research and development projects is assessed to determine the existence of IPR&D. In connection with certain acquisitions, we are required to estimate the fair value of acquired IPR&D, which requires selecting an appropriate discount rate and estimating future cash flows for each project. Management also assesses the current status of development, nature and timing of efforts to complete such development, uncertainties and other factors when estimating the fair value. Costs are not assigned to IPR&D unless future development is probable. Once the fair value is determined, an asset is established, and in accordance with FASB Interpretation No. 4, “Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method,” is immediately written-off in our combined statement of earnings. During fiscal 2008, we reversed $25 million of a previously recorded write-off of IPR&D costs associated with the acquisition of Viasys, as a result of the finalization of the Viasys purchase price allocation process and recorded charges of $18 million related to the write-off of IPR&D costs associated with Enturia. During fiscal 2007, we recorded charges of $84 million and $1 million related to the write-off of IPR&D costs associated with Viasys and CareFusion, Inc., respectively (see note 2 to our audited combined financial statements).

Goodwill and Other Intangibles

We account for goodwill in accordance with Statement of Financial Accounting Standards, or SFAS, No. 142 “Goodwill and Other Intangible Assets.” Under SFAS No. 142, purchased goodwill and intangible assets with indefinite lives are not amortized, but instead are tested for impairment annually or when indicators of impairment exist. Intangible assets with finite lives, primarily trademarks and patents, continue to be amortized over their useful lives. In conducting the impairment test, the fair value of our reporting units is compared to its carrying amount including goodwill. If the fair value exceeds the carrying amount, then no impairment exists. If the carrying amount exceeds the fair value, further analysis is performed to assess impairment.

We perform our impairment testing at the operating segment level as defined in SFAS No. 142 because all of the components of each operating segment are similar and none of their components are reporting units. Our determination of fair value of the reporting units is based on a discounted cash flow analysis. The discount rates used for impairment testing are based on the risk-free rate plus an adjustment for risk factors. Our impairment review process uses estimates of future revenue for the reporting units, driven by assumed market growth rates and projected operating margins. These estimates are consistent with the plans and assumptions that we use to manage the underlying businesses

Determining the fair value of a reporting unit is judgmental in nature and involves the use of significant estimates and assumptions. We base our fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates. In addition, we make certain judgments and assumptions in allocating shared assets and liabilities to determine the carrying values for each of our reporting units. The use of alternative estimates, changes in the industry or adjusting the discount rate could affect the estimated fair value of the assets and potentially result in impairment. Any identified impairment would result in an adjustment to our results of operations.

We performed our annual impairment tests as of June 30, 2008, from which the fair value for each reporting segment exceeded the carrying value in our testing, therefore further analysis was not required and we did not recognize any goodwill impairment charges. If the carrying value had exceeded the fair value, we would have performed further analysis, comparing the carrying amount of goodwill for the reporting unit to the implied fair value of the reporting unit’s goodwill. The most significant input in our discounted cash flow model is the discount rate. Increasing the discount rate by 1 percentage point would not have indicated impairment for any of our reporting units. See note 7 to our audited combined financial statements for additional information regarding goodwill and other intangibles.

Restructuring and Acquisition Integration Charges

We separately identify restructuring and acquisition integration charges in SG&A expenses. A restructuring activity is a program whereby we fundamentally change our operations such as closing facilities, moving a product to another location or outsourcing the production of a product. Restructuring activities may also involve substantial re-alignment of the management structure of a business unit in response to changing market conditions. Restructuring charges are recorded in accordance with SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” Under SFAS No. 146, a liability is measured at its fair value and recognized as incurred.

Acquisition integration charges include costs to integrate acquired companies. Upon acquisition, certain integration charges are included within the purchase price allocation in accordance with SFAS No. 141, “Business Combinations,” and other integration charges are recorded as special items as incurred.

The majority of the charges related to restructuring and acquisition integration can be classified in one of the following categories: employee-related costs, exit costs (including lease termination costs), asset impairments, IPR&D costs, and other integration costs. Employee-related costs include severance and termination benefits. Lease termination costs include lease cancellation fees, forfeited deposits and remaining payments due under existing lease agreements less estimated sublease income. Other facility exit costs include costs to move equipment or inventory out of a facility as well as other costs incurred to shut down a facility. Asset impairment costs include the reduction in value of our assets as a result of the integration or restructuring activities. IPR&D costs include the write-off of research and development projects in process at the time of acquisition, which had not yet reached technological feasibility and were deemed to have no alternative use. Other integration costs primarily include charges directly related to the integration plan such as consulting costs related to information systems and employee benefit plans as well as relocation and travel costs directly associated with the integration plan. See note 3 to our audited financial statements for additional information.

Provision for Income Taxes

Our income taxes as presented are calculated on a separate tax return basis, although our operations have historically been included in Cardinal Health’s U.S. federal and state tax returns or non-U.S. jurisdictions tax returns. Cardinal Health’s global tax model has been developed based on its entire portfolio of businesses. Accordingly, our tax results as presented are not necessarily reflective of the results that we would have generated on a stand-alone basis.

With the exception of certain dedicated foreign entities, we do not maintain taxes payable to/from our parent and we are deemed to settle the annual current tax balances immediately with the legal tax paying entities in the respective jurisdictions. These settlements are reflected as changes in parent company investment.

Our income tax expense, deferred tax assets and liabilities and measurement of uncertain tax positions reflect management’s assessment of estimated future taxes to be paid on items in the combined financial statements.

Deferred income taxes arise from temporary differences between financial reporting and tax reporting bases of assets and liabilities, as well as net operating loss and tax credit carryforwards for tax purposes. We had deferred income tax assets of $289 million and $245 million as of June 30, 2008 and 2007, respectively. We also had deferred income tax liabilities of $894 million and $806 million as of June 30, 2008 and 2007, respectively. At June 30, 2008, we had gross federal, state and international loss and credit carryforwards of $7.9 million, $187.0 million and $32.1 million, respectively, the tax effect of which is an aggregate deferred tax asset of $19.0 million. Substantially all of these carryforwards are available for at least three years or have an indefinite carryforward period. The valuation allowance of $11.4 million at June 30, 2008 applies to certain federal, international, and state and local carryforwards that, in the opinion of management, are more likely than not to expire unutilized. However, to the extent that tax benefits related to these carryforwards are realized in the future, the reduction in the valuation allowance would be applied against income tax expense.

We believe that our estimates for the valuation allowances against deferred tax assets and measurement of uncertain tax positions are appropriate based on current facts and circumstances. However, other people applying reasonable judgment to the same facts and circumstances could develop a different estimate, and the amount ultimately paid upon resolution of issues raised may differ from the amounts accrued.

In the first quarter of fiscal 2008, we adopted the provisions of FIN 48, “Accounting for Uncertainty in Income Taxes.” FIN 48 clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” This standard provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. The amount recognized is measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement. This interpretation also provides guidance on measurement, derecognizing benefits, classification, interest and penalties, accounting in interim periods and disclosures.

During the quarter ended September 30, 2008, Cardinal Health received an IRS Revenue Agent’s Report for the tax years 2003 through 2005 that included Notices of Proposed Adjustment related to transfer pricing arrangements between foreign and domestic subsidiaries and the transfer of intellectual property among our subsidiaries. The amount of additional tax proposed by the IRS in these notices totals $462 million, excluding penalties and interest, which may be significant. We and Cardinal Health disagree with the IRS regarding the application of the U.S. Treasury regulations to the arrangements under review and the valuations underlying such adjustments and intend to vigorously contest them.

The proper transfer price to be charged among subsidiaries and the value of intellectual property transferred among subsidiaries are subjective determinations that depend on the specific facts and circumstances at issue. Management estimated a contingent tax reserve for these issues by first concluding that our positions are more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes. The reserve was then determined by evaluating and weighing the technical merits of alternative valuation methodologies against each other and concluding on the positions that provide the largest amount of tax benefit that is more likely than not of being realized upon ultimate resolution. To the extent there are any administrative or case law developments that provide additional evidence in favor or against the valuation methodologies utilized, the contingent tax reserve will be adjusted in the period that such developments occur.

Since it is not currently possible to predict whether and when any of these events will occur, we are unable to quantify potential changes. Although we believe that we have provided an appropriate contingent tax reserve for these matters under FASB Interpretation, or FIN, No. 48, we may not be fully reserved for this matter and it is possible that we may be obligated to pay an amount in excess of the reserve, including the full amount that the IRS is seeking. Any such obligation could have an adverse effect on our results of operations and financial condition.

Loss Contingencies

We accrue for contingencies related to litigation and other claims arising out of our business in accordance with SFAS No. 5, which requires us to assess contingencies to determine the degree of probability and range of possible loss. An estimated loss contingency is accrued in our combined financial statements if it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Because these claims are often inherently unpredictable and unfavorable resolutions could occur, assessing contingencies is highly subjective and requires judgments about future events. We regularly review contingencies to determine the adequacy of the accruals and related disclosures. The amount of ultimate loss may differ from these estimates.

Equity-Based Compensation

Cardinal Health maintains certain equity-based compensation plans that enable Cardinal Health to grant awards to all employees, including our employees, in the form of Cardinal Health equity-based instruments. During the first quarter of fiscal 2006, Cardinal Health adopted SFAS No. 123(R), “Share-Based Payment,” applying the modified prospective method. This statement requires all equity-based payments to employees, including grants of options, to be recognized in the consolidated statement of earnings based on the grant date fair value of the award.

The fair values of options granted after Cardinal Health adopted this statement were determined using a lattice valuation model, whereas all options granted prior to adoption of this statement were valued using a Black-Scholes model. Our estimate of an option’s fair value depends on a complex estimation process that requires the estimation of future uncertain events. These events, estimates of which are entered within the option valuation model include, but are not limited to, stock price volatility, the expected option life, expected dividend yield and option forfeiture rates. Effective with all options granted subsequent to the adoption of SFAS No. 123(R), we estimate our future stock price volatility based on implied volatility from traded options on Cardinal Health’s common shares and historical volatility over a period of time commensurate with the contractual term of the option grant (7 years). We analyzed historical data to estimate option exercise behaviors and employee terminations to estimate the expected option life and forfeiture rates. We calculated separate option valuations for three separate groups of employees with similar historical exercise behaviors. Once employee stock option values are determined, current accounting practices do not permit them to be changed, even if the estimates used in the valuation model are different from actual results. SFAS No. 123(R) requires us, however, to compare our estimated option forfeiture rates to actual forfeiture rates and record any adjustments as necessary. See note 16 to our audited financial statements for additional information regarding equity-based compensation.

BUSINESS

Overview

We are a global medical technology company with industry-leading products and services designed to improve the safety and quality of healthcare. Our offerings include clinically differentiated and established brands used in hospitals throughout the United States and in more than 120 countries worldwide.

We offer comprehensive product lines in the areas of IV infusion, medication and supply dispensing, respiratory care, infection prevention and surgical instruments. Our primary product brands include:

•	Alaris IV infusion systems that feature our proprietary Guardrails software, an application that alerts the clinician when a parameter is outside the institution’s pre-established limitations for that medication, thereby helping to reduce IV medication errors;

•	Pyxis automated medication dispensing systems that provide comprehensive medication management and Pyxis automated medical supply dispensing systems;

•	AVEA and Pulmonetic Systems ventilation and respiratory products, and Jaeger and SensorMedics pulmonary products;

•	ChloraPrep products that help prevent vascular and surgical-site infections and MedMined software and services that help target and reduce HAIs; and

•	V. Mueller surgical instruments and related products and services.

For the nine months ended March 31, 2009 and the fiscal year ended June 30, 2008, we generated revenue of $3.4 billion and $4.5 billion, respectively, and net earnings of $472 million and $663 million, respectively. Approximately 74% of our fiscal 2008 revenue was from customers in the United States and 26% was from customers outside of the United States.

Our Strengths

We possess a number of competitive advantages that distinguish us from our competitors, including:

Scale and focus. We are one of the largest medical technology companies in the world, with long-standing customer relationships, a global presence and a focus on helping clinicians improve patient safety. The prevalence and magnitude of medical errors and HAIs have put patient safety among the top issues for hospitals, regulators and payers in the United States and increasingly, worldwide. We believe that we are well-positioned to address these global quality and patient safety needs by providing products and services that help hospitals and other healthcare providers prevent medication errors, reduce infections and manage medications and supplies more efficiently.

Technology leadership and innovation. We have a long history of innovation and developing products and services that enable our customers to deliver safer and more cost-effective patient care. We pioneered the concept of a “smart” infusion pump that alerts the clinician when a parameter is outside the institution’s pre-established limitations for that medication, and we created the market for medication dispensing machines that automate the management of medications from the pharmacy to the nursing unit. We have also integrated our products with other information systems within the hospital, including financial and business systems that support patient admissions, discharges and transfers, operational systems that include inventory management and clinical systems that include pharmacy information and electronic medical records. We were the first to integrate automated supply dispensing systems with clinical information systems that enable clinicians to chart, charge and reorder supplies with the touch of a button. Today, we have an extensive library of healthcare information system interfaces, with almost 17,000 distinct interfaces to almost 300 vendor systems in almost 3,500 facilities domestically. These interfaces allow us to integrate our products with any of the major information technology products in healthcare. In the respiratory care arena, we have strong positions with technologies used in the diagnosis and treatment of pulmonary and sleep-related disorders. We believe that our strong heritage of leadership and innovation provides us with a solid foundation for the continued development of safe and cost-effective products that will enable us to continue to grow our revenue.

Industry expertise. We employ a wide range of experienced clinical professionals, including doctors, nurses and pharmacists, who bring a detailed understanding of how providers use our products and the current state of clinical practice, including best practices for infusion, medication management, infection prevention and respiratory therapy. These experts enable us to develop innovative and industry-leading products and services because of their in-depth understanding of the medical and clinical protocols for our products.

Focus on customer service. As of March 31, 2009, we employed more than 700 sales people in the United States and over 1,700 field, clinical and technical service personnel for our capital equipment businesses. We work with our customers to optimize their workflow as we meet their equipment needs, allowing them to deliver the highest level of patient care and reduce operating costs. We provide on-site clinical and technical support, product effectiveness tracking and customer training to provide the support necessary to maximize medication safety.

Strategy

We seek to grow our business by, among other things:

Focusing on healthcare safety and productivity. We intend to continue to address the global priority of quality and patient safety by providing products and services that help hospitals and other healthcare providers prevent medication errors, reduce infections and manage medications and supplies more efficiently, which helps to reduce overall costs for our customers. Productivity and safety are rapidly becoming the standards by which healthcare providers are measured and compensated. We intend to continue to expand our product portfolio with additional and enhanced products and services that enable hospitals and other healthcare providers to reduce medication errors and overall treatment costs.

Focusing on innovation and clinical differentiation. With hospitals and other healthcare providers increasingly adopting outcome-based standards as a key part of their decision-making processes, we will offer additional and enhanced products and services that demonstrate clinical differentiation by providing a proven solution with simple and compelling economic benefits. We intend to continue to increase our investment in research and development to bring to market products that make it easy for providers to follow evidence-based protocols in patient care. In fiscal 2008, we introduced nine new or enhanced products, and our innovation pipeline includes numerous additional new or enhanced products that are expected to be launched over the next 18 months. For example, we expect to introduce the new EnVe palmtop ventilator which is designed to be the next generation of our ventilator products. In addition, we are in the process of developing a new tight glycemic control module for the Alaris system that helps with rapid glycemic control.

Accelerating global growth. Our industry-leading positions in the U.S. markets in which we currently operate provide us with a platform for growth outside of the United States. Because our products and technologies have similar applications around the world, we intend to focus on expanding our operations in select developed and emerging markets outside the United States. We intend to leverage our distribution capabilities for infection prevention products in Europe to introduce our ChloraPrep products that are predominantly sold in the United States. We also intend to invest in expanding our research and development capabilities to better tailor products to the needs of markets outside the United States.

Pursuing strategic opportunities. We intend to continue to explore organic growth, strategic alliances and acquisition opportunities that enable us to address our customers’ key concerns of productivity and medication safety. We intend to selectively pursue strategic opportunities that give us access to innovative technologies, complementary product lines or new markets, yet remain consistent with our focus on productivity and safety.

History and Development

Our business was formed principally through a series of acquisitions of established healthcare companies, including the acquisitions described below.

Year	Line of Business	Company	Purchase Price (1)

1996	Automated medication and supply dispensing machines	Pyxis Corporation	51 million common shares of Cardinal Health (2)
1999	Infection prevention products, surgical instruments and interventional specialty products	Allegiance Corp. (3)	106 million common shares of Cardinal Health (4)
2004	Infusion products	ALARIS Medical Systems, Inc.	$2.1 billion (5)
2007	Respiratory care products	VIASYS Healthcare Inc.	$1.5 billion (6)
2008	Skin disinfectant products	Enturia Inc.	$490 million (7)

(1)	All share references in this table are adjusted to reflect all stock splits and stock dividends effected since the time of the applicable acquisition.

(2)	In addition, as a result of the acquisition, outstanding Pyxis Corporation stock options were converted into stock options to purchase approximately 5 million common shares of Cardinal Health.

(3)	Cardinal Health is retaining other lines of business acquired from Allegiance Corp., including the businesses that distribute medical and surgical products to hospitals, laboratories and other healthcare providers and the businesses that manufacture and sell surgical and exam gloves, surgical drapes and apparel and fluid management products in the U.S. market. We report the results of the businesses that manufacture and sell surgical and exam gloves, surgical drapes and apparel and fluid management products in the U.S. market in our historic financial results.

(4)	In addition, as a result of the acquisition, outstanding Allegiance Corp. stock options were converted into stock options to purchase approximately 16 million common shares of Cardinal Health.

(5)	Includes the assumption of approximately $358 million in indebtedness. In addition, as a result of the acquisition, outstanding ALARIS Medical Systems, Inc. stock options were converted into stock options to purchase approximately 0.6 million common shares of Cardinal Health.

(6)	Includes the assumption of approximately $54 million in indebtedness. In addition, as a result of the acquisition, outstanding VIASYS Healthcare Inc. stock options were converted into stock options to purchase approximately 0.1 million common shares of Cardinal Health.

(7)	Includes the assumption of approximately $5 million in indebtedness.

In 2008, Cardinal Health reorganized and consolidated the businesses comprising the majority of CareFusion into Cardinal Health’s Clinical and Medical Products reportable segment.

We were incorporated in Delaware on January 14, 2009 for the purpose of holding Cardinal Health’s clinical and medical products businesses in connection with the separation and distribution described in this information statement and had no operations other than in connection with the separation and distribution. As part of the plan to separate the clinical and medical products businesses from the healthcare supply chain services businesses of Cardinal Health, Cardinal Health will transfer the equity interests of the entities that hold the assets and liabilities of the clinical and medical products businesses to us.

Business Segments

Our company consists of two segments: Critical Care Technologies and Medical Technologies and Services.

•	Critical Care Technologies includes our infusion, dispensing and respiratory care businesses that develop, manufacture and sell capital equipment and related dedicated and non-dedicated disposables.

•	Medical Technologies and Services includes our infection prevention and medical specialties products and services businesses that develop, manufacture and sell primarily single-use, disposable products and reusable surgical instruments.

See note 8 to our interim condensed combined financial statements and note 14 to our audited combined financial statements for certain segment financial data relating to our business.

Critical Care Technologies Segment

In our Critical Care Technologies segment, we develop, manufacture and market equipment and related supplies for infusion, medication and supply dispensing and respiratory care. We believe our products enable healthcare professionals to improve patient safety through reduced medication errors and improved administrative controls, while simultaneously improving workflow and increasing operational efficiency. This segment primarily sells capital equipment and related dedicated and non-dedicated disposable products. We sell these products primarily through our direct sales force, but use third-party distributors as well, particularly outside the United States.

Our products in this segment are integrated with other information systems within the hospital, including financial and business systems that support patient admissions, discharges and transfers, operational systems that include inventory management and clinical systems that include pharmacy information and electronic medical records. Today, we have an extensive library of healthcare information system interfaces, with almost 17,000 distinct interfaces to almost 300 vendor systems in almost 3,500 facilities domestically.

Aside from our range of infusion and dispensing systems and respiratory products, we also offer a comprehensive group of value-added services and programs, including software products, consulting services to assist our customers in database development and medication error reduction, hardware and software technical services and clinical education. Our project management teams help our customers develop a project implementation plan and help to ensure a rapid, seamless implementation of our products.

We also offer a field service organization as well as customer call centers to support our customers before, during and after product installation. Our field service organization provides on-site expertise to resolve customers’ service issues, and we operate several customer call centers to provide additional support to our customers. We also maintain a remote access system to help us quickly diagnose and rapidly resolve customers’ service issues. The following chart presents the Critical Care Technologies segment’s key product lines:

Key Product Lines

Infusion	IV medication safety and infusion therapy delivery systems, including dedicated and non-dedicated disposables, software applications and related patient monitoring equipment (sold under the Alaris brand)
Dispensing	Automated dispensing machines and related applications for distributing and managing medication and medical supplies (sold under the Pyxis brand)
Respiratory Care	Equipment and supplies for ventilation and respiratory and sleep diagnostics (sold under the AVEA, Pulmonetic Systems, Jaeger and SensorMedics brands)

Infusion

We believe we are a leader in the design, development and marketing of IV medication technology, including IV infusion systems that deliver medications and other fluids directly into a patient’s veins in precise, measured quantities over a wide range of infusion rates. We believe that we have the largest installed base of infusion pumps (a key component of the infusion system) in the United States. We sell infusion products primarily to hospitals, ambulatory surgical centers and transport services.

The international infusion systems market is more regionalized and fragmented than the U.S. market, and we have developed infusion products tailored to meet the different needs of this market. As regions become more aware of the importance of patient safety, we expect the demand for more sophisticated products will increase as it has in the United States. We have an established presence in countries that have already recognized the importance of patient safety, such as the United Kingdom and Australia.

Our Alaris system enables healthcare professionals to administer intravenous fluids while at the same time monitoring vital signs such as respiratory activity and blood oxygen levels. The Guardrails software application alerts a clinician when a parameter is outside the institution’s pre-established limitations (known as a “data set”) for that medication, thereby helping to reduce IV medication errors. Using a centralized server, data sets can be uploaded wirelessly to the individual Alaris system and continuous quality improvement, or CQI, data can be downloaded from the Alaris system. The CQI data is then used to refine the data sets. In addition, the centralized server makes it possible to send infusion system data to other hospital information systems, including electronic medication administration records, pharmacy information systems, alarms, management applications and documentation systems.

We offer a full range of disposable IV administration sets and accessories, many of which feature our proprietary SmartSite needle-free valves that reduce caregiver risks associated with accidental needle sticks. In North America, each of our current large volume infusion pumps uses only dedicated disposable administration sets designed and manufactured by or for us for that particular pump.

Dispensing

We are the leading provider of point-of-care systems that automate the dispensing of medications and supplies in hospitals and other healthcare facilities in the United States, where about one out of every two acute care hospitals use our flagship product line, the Pyxis MedStation system. We sell our dispensing products primarily to hospitals and other healthcare facilities including oncology clinics, ambulatory surgical centers, long-term care facilities and physician offices.

Internationally, the standards for clinical and pharmacy practice, the prevalence of clinical information systems and the regulatory and reimbursement policies tend to vary by country and region. As such, the current market for our medication and supply dispensing products is in an early stage of development. We consider the international market for these products to be a long-term growth opportunity.

Studies show that the medication process is one of the largest sources of hospital inefficiencies. In 1989, we championed the concept of decentralized medication management — where medications are securely maintained and accessed at the nurse’s unit — and became the first to introduce automated dispensing products to the market. Our products are designed to help healthcare professionals reduce medication errors, enhance administrative controls, improve clinician workflow, increase operational efficiency and improve billing accuracy. Our products enable healthcare professionals to provide safer patient care by helping to ensure that the right medications are delivered in the right doses via the right routes to the right patients at the right times.

Our Pyxis medication management products automate the management of medications from the pharmacy to the nursing unit and integrate with other operational and information systems within the hospital. Other Pyxis products focused on medication management include the Pyxis Anesthesia system for medication dispensing in the operating room and the PyxisConnect physician order management system, which streamlines the physician order process, decreases order turnaround time and reduces transcription errors. We have other product offerings that, among other things, help to secure, track and replenish supplies of controlled substances and help to ensure the accuracy of medications picked in the pharmacy and delivered to the Pyxis MedStation system.

In addition to medication dispensing, we also offer a comprehensive portfolio of medical supply management systems at the point of use, including the Pyxis SupplyStation system and the Pyxis ProcedureStation system, which are supply dispensing systems with controlled access and radio-frequency features that deliver custom solutions tailored to meet the needs of each customer.

We also offer wireless handheld technology that supports both our infusion and dispensing businesses. Our positive patient identification applications for bedside verification are a critical enabler of our integrated medication management and patient safety capabilities. Using our wireless handheld technologies for positive patient identification can help healthcare providers ensure the safety and accuracy of medication administration, specimen collection and blood transfusions. We believe these technologies can also improve patient charting and review.

To help provide financial flexibility to our customers, we offer them the opportunity to lease our dispensing products. We provide the financing for our leasing program rather than relying on third-party providers of credit.

Respiratory Care

We develop, manufacture, market and service products for diagnosis and treatment of pulmonary and sleep-related disorders. Patients with respiratory conditions are among the highest cost, highest risk, largest and fastest-growing hospital populations. Ventilator-associated pneumonia, or VAP, is the second most common HAI in the United States. We offer an extensive line of industry-leading mechanical ventilators marketed globally that treat respiratory insufficiency caused by illness, injury or premature birth and help to reduce the incidence of VAP. These products are used in a variety of settings, from intensive care units to homecare. We sell our respiratory care products in over 100 countries to a variety of customers including hospitals, clinics, private physicians and research centers.

We also offer high-frequency oscillatory ventilators, or HFOV, which are specialized devices designed to provide superior pulmonary gas exchange, while protecting the patient’s lungs from damage that may be caused by the cyclic expansion and contraction characteristic of conventional ventilators. Our HFOV products are primarily used by children and premature infants who suffer acute respiratory failure and by adults for the treatment of acute respiratory distress syndrome.

We are one of the largest manufacturers of lung function testing equipment. We offer a broad line of pulmonary function testing equipment, from basic spirometry products, which measure the rate and volume of breathing, to complete pulmonary function and metabolic systems, which measure a wide range of heart, lung and metabolic functions. Other respiratory products we offer include dedicated disposables such as ventilator circuits (tubing used to connect patients to ventilator machines), oxygen masks, cannulae and suction catheters used to clear the trachea.

We also have an established presence in the sleep diagnostics market and sell products ranging from basic sleep diagnostic systems that monitor a single patient to networked, modular, expandable sleep labs that can monitor multiple patients simultaneously. Our range of products used to treat obstructive sleep apnea consists of face masks, headgear, replacement filters and tubing, and a continuous positive airway pressure, or CPAP, device for providing the therapy.

Medical Technologies and Services Segment

In our Medical Technologies and Services segment, we develop, manufacture and market disposable infection prevention products, software-based infection detection services, surgical and diagnostic instrumentation and neurological monitoring equipment. The majority of products in this segment are used primarily in the operating room and interventional suites, and to a lesser degree in the critical care departments of hospitals. We sell these products and services through a combination of direct sales representatives and third-party distributors.

The following chart presents the Medical Technologies and Services segment’s key product lines:

Key Product Lines

Infection Prevention	For the U.S. market, skin disinfectant and other patient-preparation, hair-removal and skin-care products and infection detection software (sold under the ChloraPrep and MedMined brands); for international markets, all of the above products and also third-party sourced surgical and exam gloves, drapes and apparel and fluid management products and custom surgical procedure kits
Medical Specialties	Surgical instruments and related products and services, interventional specialty products, such as diagnostic trays and biopsy needles, drainage catheters and vertebral augmentation products, and neurological monitoring and diagnostic products (surgical instruments sold under the V. Mueller brand)

Infection Prevention

Our infection prevention products consist mainly of single-use medical products used in surgical and vascular access procedures. Many of these products enhance patient outcomes by reducing HAIs, such as surgical-site infections and catheter-related bloodstream infections. HAIs are a significant issue for hospitals around the world, and a recent cost estimate by the Centers for Disease Control and Prevention, or CDC, puts the economic impact of HAIs at approximately $20 billion per year in the United States alone. As of October 1, 2008, the Centers for Medicare and Medicaid Services no longer reimburse hospitals for the added cost of treating certain HAIs, placing an increased economic burden on hospitals. CDC estimates that over 30% of HAIs are related to routine occurrences in hospitals, such as central-line catheter insertions, surgical site incisions and poor preparation for surgery.

In our U.S. infection prevention business, our key product offering is our line of proprietary ChloraPrep sterile, single-use applicators for patient preoperative skin preparation in vascular access and surgical procedures. ChloraPrep products are used by hospitals and surgery centers to disinfect the skin before surgical and vascular procedures to help prevent blood stream and surgical-site infections. We began to market the ChloraPrep products upon our acquisition of the assets of Enturia in fiscal 2008.

ChloraPrep products use the clinically preferred concentration of the skin antiseptic chlorhexidine gluconate, or CHG, with 70% isopropyl alcohol. Due to the more than 35 clinical studies demonstrating the superiority of CHG to traditional iodine-based products, over a dozen internationally recognized agencies and organizations, including the CDC, the Institute for Healthcare Improvement, the National Institutes of Health, the American Association of Critical Care Nurses and the American Academy of Pediatrics, support the use of CHG-based formulations for patient skin preparation.

In addition to ChloraPrep products, we also manufacture and market a broad line of patient-preparation, hair-removal and skin-care products, including clippers and razors, special soaps, sponges and scrub brushes for surgeons and other operating room personnel. While our direct selling organization primarily promotes our infection prevention products to acute care hospitals, our products are also used in ambulatory surgical centers and other healthcare settings such as bloodbanks, dialysis centers and home health and reference labs.

In our international infection prevention business, we primarily sell third-party sourced surgical and exam gloves, drapes and apparel and fluid management products and assemble and sell custom surgical procedure kits. The four key categories in these markets are:

•	single-use surgical drapes, gowns and apparel that provide barrier protection for patients, doctors and clinical staff during surgery, childbirth and other procedures;

•	surgical gloves in both latex and latex-free versions;

•	fluid suction and collection systems that consist of disposable suction canisters and liners, suction tubing and supporting hardware and accessories; and

•	surgical procedure kits that we custom assemble and often include the surgical drapes we sell.

We have sales representatives or commissioned agents outside the United States. We have recently received regulatory approval in the United Kingdom to sell ChloraPrep products, and over time our intention is to use our direct selling organization outside the United States to bring ChloraPrep products to international markets.

We also offer MedMined services that feature infection detection software for hospitals, alerting clinicians to early signs of an emerging infection issue and allowing the hospital to target improvement efforts at the right place and the right time. This patented program automatically identifies patterns indicative of specific and correctable quality breakdowns to prevent and treat HAIs. More than 300 hospitals in the United States use MedMined services to help them detect, monitor, prevent and measure outcomes related to HAIs.

Medical Specialties

Our V. Mueller brand is the largest U.S. supplier of reusable stainless-steel surgical instruments primarily focused on the operating room. V. Mueller is an established brand that has been in business for over 100 years and today enables hospitals and surgeons to manage their surgical instruments to ensure the highest level of safety, productivity, quality and performance. We offer over 25,000 unique surgical instruments, as well as surgical instrument information tracking system, surgical instrument sterilization container systems and surgical instrument repair services. Key products include clamps, needle holders, retractors, specialty scissors and forceps. Our V. Mueller products are sold predominantly in the United States directly to hospitals through a direct selling organization.

Additionally, we develop and manufacture a variety of medical devices used primarily by interventional radiologists and surgeons in combination with certain image guidance technologies (for example, x-ray, computed tomography and ultrasound). We offer an extensive line of products that support interventional medicine for a variety of clinical disciplines in body and spine pain interventions. Our products include diagnostic trays, bone marrow and soft tissue biopsy needles to diagnose cancer, drainage catheters and vertebral augmentation products to treat painful fractures of the spine. These products are sold predominantly in the United States directly to hospitals.

In addition to the products and services described above, we also develop, manufacture, market and service a comprehensive line of neurological, vascular and audiological diagnostic and monitoring products, as well as provide a complete line of accessories for these devices. We sell our neurocare products globally to a variety of customers, including hospitals and other healthcare facilities such as private practice and outpatient clinics, ambulatory surgery centers and physician offices.

Competition

The markets for our products are highly competitive. No one company competes with us across the breadth of our offerings, but we face significant competition in both our domestic and international markets. We compete based upon quality and reliability, technological innovation, price, customer service and support capabilities, brand recognition, patents and other intellectual property and the value proposition of helping improve patient outcomes while reducing overall costs associated with patient safety. We believe our superior product quality and brand strength give us a competitive advantage. We expect to continue to use our clinical expertise to offer innovative, industry-leading products for our customers.

Customers, Sales and Distribution

Sales to customers in the United States accounted for approximately 74% of our fiscal 2008 revenue. Our primary end customers in the United States include hospitals, clinics, ambulatory surgical centers, clinics, long-term care facilities and physician offices. A substantial portion of our products in the United States are sold to GPO member hospitals and through wholesalers and distributors, including Cardinal Health. We have purchasing agreements for specified products with a wide range of GPOs in the United States. The scope of products included in these agreements varies by GPO.

Sales to customers outside the United States comprised approximately 26% of fiscal 2008 revenue. Our products are sold in more than 120 countries worldwide. Our primary customers in markets outside the United States are hospitals and wholesalers. We serve these customers through a direct sales force with a presence in over 15 countries and a network of distributors.

Our capital equipment products generally are delivered from our manufacturing facilities directly to the customer. Our disposables and other non-capital equipment products generally are delivered from our manufacturing facilities and from third-party manufacturers to warehouses and from there, the products are delivered to the customer. We contract with a wide range of transport providers to deliver our products by road, rail, sea and air.

Intellectual Property

Patents, trademarks and other proprietary rights are very important to our business. We also rely upon trade secrets, manufacturing know-how, continuing technological innovations and licensing opportunities to maintain and improve our competitive position. We review third-party proprietary rights, including patents and patent applications, as available, in an effort to develop an effective intellectual property strategy, avoid infringement of third-party proprietary rights, identify licensing opportunities and monitor the intellectual property owned by others.

We hold numerous patents and have numerous patent applications pending in the United States and in other countries that relate to aspects of the technology used in many of our products. Our policy is to file patent applications in the United States and other countries when we believe it is commercially advantageous to do so. We do not consider our business to be materially dependent upon any individual patent.

Research and Development

We continuously engage in research and development to introduce new products and enhance the effectiveness, ease of use, safety and reliability of our existing products. Our research and development efforts include internal initiatives as well as collaborative development opportunities with third parties and licensing or acquiring technology from third parties. We employ engineers, software developers, clinicians and scientists in research and development worldwide. These experts enable us to create innovative, industry-leading products and services because of their in-depth understanding of the medical and clinical protocols for our product lines. Our research and development expenses were $162 million, $103 million and $102 million in fiscal 2008, 2007 and 2006, respectively. We evaluate developing technologies in areas where we have technological or marketing expertise for possible investment or acquisition.

We intend to continue our focus on research and development as a key strategy for growth. We intend to focus our internal and external investments in those fields that we believe will offer the greatest opportunity for growth and profitability.

Quality Management

We place significant emphasis on providing quality products and services to our customers. Quality management plays an essential role in understanding and meeting customer requirements, effectively resolving quality issues and improving our products and services. We have a network of quality systems throughout our business units and facilities that relate to the design, development, manufacturing, packaging, sterilization, handling, distribution and labeling of our products. To assess and facilitate compliance with applicable requirements, we regularly review our quality systems to determine their effectiveness and identify areas for improvement. We also perform assessments of our suppliers of raw materials, components and finished goods. In addition, we conduct quality management reviews designed to inform management of key issues that may affect the quality of products and services.

From time to time, we may determine that products manufactured or marketed by us do not meet our specifications, published standards or regulatory requirements. When a quality issue is identified, we investigate the issue and seek to take appropriate corrective action, such as withdrawal of the product from the market, correction of the product at the customer location, notice to the customer of revised labeling or other actions.

Regulatory Matters

Regulation of Medical Devices in the United States

The development, manufacture, sale and distribution of our medical device products are subject to comprehensive governmental regulation. Most notably, all of our medical devices sold in the United States are subject to the FDC Act, as implemented and enforced by the FDA. The FDA, and in some cases other government agencies, administer requirements covering the design, testing, safety, effectiveness, manufacturing, labeling, promotion and advertising, distribution and post-market surveillance of our products.

Unless an exemption applies, each medical device that we market must first receive either premarket notification clearance (by making a 510(k) submission) or premarket approval (by filing a premarket approval application, or PMA) from the FDA pursuant to the FDC Act. In addition, certain modifications made to marketed devices also may require 510(k) clearance or approval of a PMA supplement. The FDA’s 510(k) clearance process usually takes from four to twelve months, but it can last longer. The process of obtaining PMA approval is much more costly, lengthy and uncertain. It generally takes from one to three years or even longer. We cannot be sure that 510(k) clearance or PMA approval will be obtained for any product that we propose to market.

After a device is placed on the market, numerous regulatory requirements continue to apply. Those regulatory requirements include the following: product listing and establishment registration; adherence to the Quality System Regulation, or QSR, which requires stringent design, testing, control, documentation and other quality assurance procedures; labeling requirements and FDA prohibitions against the promotion of off-label uses or indications; adverse event reporting; post-approval restrictions or conditions, including post-approval study commitments; post-market surveillance requirements; the FDA’s recall authority, whereby it can ask for, or require, the recall of products from the market; and requirements relating to voluntary corrections or removals.

Our manufacturing facilities, as well as those of certain of our suppliers, are subject to periodic and for-cause inspections to verify compliance with the QSR as well as other regulatory requirements. If the FDA were to find that we or certain of our suppliers have failed to comply with applicable regulations, it could institute a wide variety of enforcement actions, ranging from a public warning letter to more severe sanctions, such as product recalls or seizures, monetary sanctions, consent decrees, injunctions to halt manufacturing and distributing products, civil or criminal sanctions, refusal to grant clearances or approvals or delays in granting such clearances or approvals, import detentions of products made outside of the United States, restrictions on operations or withdrawal or suspension of existing approvals. The FDA also has the authority to request repair, replacement or refund of the cost of any medical device manufactured or distributed by us. Any of these actions could have an adverse effect on our business.

Regulation of Medical Devices Outside of the United States

Medical device laws also are in effect in many of the non-U.S. markets in which we do business. These laws range from comprehensive device approval requirements for some or all of our products to requests for product data or certifications. Inspection of and controls over manufacturing, as well as monitoring of device-related adverse events, also are components of most of these regulatory systems. Most of our business is subject to varying degrees of governmental regulation in the countries in which we operate, and the general trend is toward increasingly stringent regulation. For example, the European Commission, or EC, has harmonized national regulations for the control of medical devices through European Medical Device Directives with which manufacturers must comply. Under these regulations, manufacturing plants must have received CE certification from a “notified body” in order to be able to sell products within the member states of the European Union. Certification allows manufacturers to stamp the products of certified plants with a “CE” mark. Products covered by the EC regulations that do not bear the CE mark may not be sold or distributed within the European Union.

Regulation of Drugs

We market a line of topical antiseptics under the ChloraPrep brand name that are regulated by the FDA and comparable international authorities as nonprescription or over-the-counter, or OTC, drugs. Some of these products are marketed under a new drug application approved by the FDA or its international counterparts. OTC drugs are regulated in the same fashion as prescription drugs in that we must comply with good manufacturing practices, our manufacturing facilities (or those of our contract manufacturers) must be registered and the manufacturing facilities are subject to inspection by federal and state authorities. Outside the United States, regulatory authorities regulate our OTC products in a manner similar to FDA. In the United States, advertising of OTC drugs is regulated by the Federal Trade Commission, which imposes certain restrictions on our promotional activities for these products. If we (or our suppliers) fail to comply with these regulatory requirements, we could face sanctions ranging from warning letters, product seizures, civil or criminal enforcement actions, consent decrees, or removal of the product from distribution. Any of these actions could have an adverse effect on our business.

Healthcare Laws

We are subject to various federal, state and local laws in the United States targeting fraud and abuse in the healthcare industry, which generally prohibit us from soliciting, offering, receiving or paying any remuneration in order to induce the ordering or purchasing of items or services that are in any way paid for by Medicare, Medicaid or other government-sponsored healthcare programs. Healthcare costs have been and continue to be a subject of study, investigation and regulation by governmental agencies and legislative bodies around the world. The U.S. federal government continues to scrutinize potentially fraudulent practices affecting Medicare, Medicaid and other government healthcare programs. Payers have become more influential in the marketplace and increasingly are focused on drug and medical device pricing, appropriate drug and medical device utilization and the quality and costs of healthcare. Violations of fraud and abuse-related laws are punishable by criminal or civil sanctions, including substantial fines, imprisonment and exclusion from participation in healthcare programs such as Medicare and Medicaid and health programs outside the United States.

Other Regulatory Requirements

We are also subject to the U.S. Foreign Corrupt Practices Act and similar anti-bribery laws applicable in non-U.S. jurisdictions that generally prohibit companies and their intermediaries from making improper payments to non-U.S. government officials for the purpose of obtaining or retaining business. Because of the predominance of government-sponsored healthcare systems around the world, most of our customer relationships outside of the United States are with governmental entities and are therefore subject to such anti-bribery laws. Our policies mandate compliance with these anti-bribery laws. We operate in many parts of the world that have experienced governmental corruption to some degree, and in certain circumstances strict compliance with anti-bribery laws may conflict with local customs and practices. In the sale, delivery and servicing of our medical devices and software outside of the United States, we must also comply with various export control and trade embargo laws and regulations, including those administered by the Department of Treasury’s Office of Foreign Assets Control (OFAC) and the Department of Commerce’s Bureau of Industry and Security (BIS), which may require licenses or other authorizations for transactions relating to certain countries and/or with certain individuals identified by the U.S. government. Despite our training and compliance program, our internal control policies and procedures may not always protect us from reckless or criminal acts committed by our employees or agents.

Raw Materials

We use a wide variety of resin, metals and electrical components for production of our products. We primarily purchase these materials from external suppliers, some of which are single-source suppliers. We purchase materials from selected suppliers based on quality assurance, cost effectiveness and constraints resulting from regulatory requirements, and we work closely with our suppliers to assure continuity of supply while maintaining high quality and reliability. Global commodity pricing can ultimately affect pricing of certain of these raw materials.

Environmental

Our manufacturing operations worldwide are subject to many requirements under environmental laws. In the United States, the U.S. Environmental Protection Agency and similar state agencies administer laws that restrict the emission of pollutants into the air, discharges of pollutants into bodies of water and disposal of pollutants on the ground. Violations of these laws can result in significant civil and criminal penalties and incarceration. The failure to obtain a permit for certain activities may be a violation of environmental law and subject the owner and operator to civil and criminal sanctions. Most environmental agencies also have the power to shut down an operation if it is operating in violation of environmental law. U.S. laws also typically allow citizens to bring private enforcement actions in some situations. Outside the United States, the environmental laws and their enforcement vary and may be more burdensome. For example, some European countries impose environmental taxes or require manufacturers to take back used products at the end of their useful life, and others restrict the materials that manufacturers may use in their products and require redesign and labeling of products. Although such laws do not currently have a significant impact on our products, they are expanding rapidly in Europe. We have management programs and processes in place that are intended to minimize the potential for violations of these laws.

Other environmental laws, primarily in the United States, address the contamination of land and groundwater and require the clean-up of such contamination. These laws may apply not only to the owner or operator of an on-going business, but also to the owner of land contaminated by a prior owner or operator. In addition, if a parcel is contaminated by the release of a hazardous substance, such as through its historic use as a disposal site, any person or company that has contributed to that contamination, whether or not it has a legal interest in the land, may be subject to a requirement to clean up the parcel.

Employees

At March 31, 2009, we had approximately 16,000 employees, with approximately 6,900 employed in the United States. In Europe, some of our employees are represented by unions or works councils. Overall, we consider our employee relations to be good.

Properties

Our executive offices in the United States are located in an owned facility in San Diego, California. We own or lease a total of 32 operating facilities located throughout the world that handle manufacturing production, assembly, research, quality assurance testing, distribution, packaging and sterilization of our products. These facilities are located in the following countries (with the number of sites in parentheses): United States (18), Germany (3), United Kingdom (3), Australia (2), Mexico (2), France (1), Italy (1), Ireland (1) and Dominican Republic (1). Our owned operating facilities consist of approximately 900,000 square feet, and our leased operating facilities consist of approximately 2 million square feet. All of these facilities are well-maintained and suitable for the operations conducted in them.

These facilities are used by the following business segments:

Number of
Facilities

Critical Care Technologies	26
Medical Technologies and Services	6

Total	32

Legal Proceedings

In addition to commitments and obligations in the ordinary course of business, we are subject to various claims, pending and potential legal actions for damages, investigations relating to governmental laws and regulations and other matters arising out of the normal conduct of our business. It is possible that cash flows or results of operations could be materially affected in any particular period by the unfavorable resolution of one or more of these contingencies.

ICU Litigation

One of our subsidiaries, Cardinal Health 303, Inc. (formerly known as ALARIS Medical Systems, Inc.), or Cardinal Health 303, was a party to ICU Medical, Inc. v. ALARIS Medical Systems, Inc., a patent infringement action that was filed in the U.S. District Court for the Southern District of California on June 16, 2004. The complaint alleged that the Alaris SmartSite family of needle-free valves infringes upon ICU patents. ICU sought monetary damages plus permanent injunctive relief to prevent us from selling SmartSite products. On July 30, 2004, the District Court denied ICU’s application for a preliminary injunction finding, among other things, that ICU had failed to show a substantial likelihood of success on the merits. During July and August 2006, the District Court granted summary judgment to us on three of the four patents asserted by ICU and issued an order interpreting certain claims in certain patents in a manner that could impair ICU’s ability to enforce those patents against us. On January 22, 2007, the District Court granted summary judgment in favor of us on all of ICU’s remaining claims and declared certain of their patent claims invalid. The District Court also ordered ICU to pay us approximately $5 million of attorneys’ fees and costs. On October 24, 2007, ICU appealed these decisions to the U.S. Court of Appeals for the Federal Circuit. On March 13, 2009, the Court of Appeals affirmed the rulings of the District Court in this matter on all grounds. The Court of Appeals denied ICU’s request for a panel rehearing on the issue of attorneys’ fees, and ICU subsequently paid us attorney’s fees in accordance with the court order.

FDA Consent Decree

In February 2009, we and the FDA amended a Consent Decree for Condemnation and Permanent Injunction, between Cardinal Health 303, our subsidiary that manufactures and sells infusion pumps in the United States, and the FDA to include all infusion pumps manufactured by or for Cardinal Health 303. The original Consent Decree and the Consent Decree as amended are referred to hereinafter as the “Consent Decree” and the “Amended Consent Decree,” respectively. The Amended Consent Decree was entered by the U.S. District Court for the Southern District of California on February 23, 2009. The FDA alleged in the Amended Consent Decree that based on a January 2008 inspection, certain of our infusion pumps did not satisfy the standards of the FDC Act. Without admitting the allegations contained in the Amended Consent Decree, and in addition to the requirements of the original Consent Decree, we agreed, among other things that we will: (i) by no later than April 24, 2009, submit a corrective action plan to the FDA to bring Alaris system and all other infusion pumps in use in the U.S. market into compliance with the FDC Act (which was timely submitted); (ii) by no later than June 3, 2009, have an independent expert perform a comprehensive inspection of our infusion pump facilities and certify whether our infusion pump operations are in conformity with the Quality System Regulation and certain other provisions of the FDC Act (which certification was timely submitted to the FDA); and (iii) by no later than June 3, 2009, have an independent recall expert inspect our recall procedures and all ongoing recalls involving our infusion pumps and certify whether the recall procedures are in compliance with the FDC Act and whether we should take any further remedial actions with respect to any recalls involving our infusion pumps (which certification was timely submitted to the FDA). The Amended Consent Decree does not apply to intravenous administration sets and accessories. Furthermore, it does not prohibit us from continuing to manufacture, market and sell infusion pumps (other than the Alaris SE pumps, which were covered under the Consent Decree). The Amended Consent Decree also authorizes the FDA, in the event of any violations in the future, to order us to cease manufacturing and distributing, recall products and take other actions. We may be required to pay damages of $15,000 per day per violation if we fail to comply with any provision of the Amended Consent Decree, up to $15 million per year.

The original Consent Decree was entered by the District Court on February 8, 2007. Prior to entering into the Consent Decree, we had initiated a voluntary field corrective action on August 15, 2006 of our Alaris SE pumps as a result of information indicating that the product had a risk of “key bounce” associated with keypad entries that could lead to over-infusion of patients. On August 23, 2006, the United States filed a complaint in the District Court to effect the seizure of Alaris SE pumps and approximately 1,300 units were seized by the FDA. Under the Consent Decree, we were required to, among other things, submit a plan to the FDA outlining corrections for the Alaris SE pumps currently in use by customers and a reconditioning plan for the seized Alaris SE pumps.

Since the time the original Consent Decree and the Amended Consent Decree were entered into, we have been working to satisfy the obligations of the Consent Decree and the Amended Consent Decree. On August 24, 2007, the FDA notified us that we had met the conditions of our reconditioning plan for the Alaris SE pumps that were seized to the FDA’s satisfaction. In addition, on October 10, 2008, we notified the FDA that we had satisfied our best efforts obligation to find and remediate Alaris SE pumps in the United States in use by customers. We also had previously engaged an independent expert to inspect the Alaris SE pump facilities and certify the infusion pump operations as required by the Consent Decree. On April 2, 2008, we implemented a new quality system in our infusion pump facilities. On April 24, 2009, the independent expert provided a certification to the FDA indicating that the infusion pump operations are in conformity with the FDC Act, which meets the requirements of the original Consent Decree. On June 2, 2009, the independent expert provided a certification to the FDA on the remainder of the items required by the Amended Consent Decree.

On April 24, 2009, we submitted the corrective action plan required by the Amended Consent Decree to the FDA. Included in the corrective action plan was, among other proposed corrective actions, a software correction that addresses the potential risk recently identified with the Alaris PCA (Patient Controlled Analgesia) module when used with the Alaris PC Unit operating with software versions 8 through 9.1. When the products are used together, the Alaris PCA module may infuse above or below the intended infusion dose if a specific sequence of events occurs. We recorded a reserve of $17.8 million in the third quarter of fiscal year 2009 based on our estimate of the costs that will be incurred in connection with the corrective action plan. On June 2, 2009, the FDA notified us that the corrective action plan was acceptable and that we should begin implementation of the plan. We had placed a hold on shipping the Alaris PCA module and related Alaris PC Unit pending 510(k) clearance from the FDA for the software correction. We received 510(k) clearance on July 9, 2009, and we have since resumed shipments.

We cannot currently predict the outcome of this matter, whether additional amounts will be incurred to resolve this matter or the matter’s ultimate impact on our business. We may be obligated to pay more or less than the amount that we reserved in connection with the Amended Consent Decree and our corrective action plan. For more information about the associated risks, see “Risk Factors — Risks Relating to Our Business — We are currently operating under a consent decree with the FDA and our failure to comply with the requirements of the consent decree may have an adverse effect on our business.”

Other Matters

In addition to the matters described above, we also become involved in other litigation and regulatory matters incidental to our business, including, but not limited to, product liability claims, employment matters, commercial disputes, intellectual property matters, inclusion as a potentially responsible party for environmental clean-up costs, and litigation in connection with acquisitions and divestitures. We intend to vigorously defend ourself against such litigation and do not currently believe that the outcome of any such litigation will have a material adverse effect on our combined financial statements.

We may also determine that products manufactured or marketed by us do not meet our specifications, published standards or regulatory requirements. When a quality issue is identified, we investigate the issue and take appropriate corrective action, such as withdrawal of the product from the market, correction of the product at the customer location, notice to the customer of revised labeling and other actions. We have recalled, and/or conducted field alerts relating to, certain of our products from time to time. These activities can lead to costs to repair or replace affected products, temporary interruptions in product sales and action by regulators, and can impact reported results of operations. We currently do not believe that these activities (other than those specifically disclosed in this information statement) have had or will have a material adverse effect on our business or results of operations.

MANAGEMENT

Executive Officers Following the Separation

While some of our executive officers are currently officers and employees of Cardinal Health, upon the separation, none of these individuals will continue to be employees or executive officers of Cardinal Health. The following table sets forth information regarding individuals who are expected to serve as our executive officers, including their positions after the separation.

Name	Age	Position

David L. Schlotterbeck	62	Chairman and Chief Executive Officer
Edward Borkowski	50	Chief Financial Officer
Dwight Winstead	60	Chief Operating Officer
Cathy Cooney	58	Executive Vice President, Human Resources
Vivek Jain	37	President, Medical Technologies and Services
Thomas Leonard	41	President, Dispensing Technologies
Joan Stafslien	45	Executive Vice President, General Counsel and Secretary
Carol Zilm	54	President, Critical Care Technologies

Mr. Schlotterbeck has served as Vice Chairman of Cardinal Health since January 2008 and Chief Executive Officer, Clinical and Medical Products since August 2006. He served as Chairman and Chief Executive Officer — Clinical Technologies and Services of Cardinal Health from September 2004 to August 2006. He was President of ALARIS Medical Systems, Inc., or Alaris, from July 2004, when Cardinal Health acquired Alaris, until August 2006. He was President and Chief Executive Officer and a director of Alaris from April 1999 to June 2004. He is a director of Virtual Radiologic Corporation, a teleradiology services company.

Mr. Borkowski was hired as our Chief Financial Officer in May 2009. He previously served as the Chief Financial Officer of Mylan Inc. from March 2002 to May 2009 and as Executive Vice President of Mylan from October 2007 to March 2009. Prior to joining Mylan, beginning in 1999, he was employed by the Consumer Healthcare Group of Pharmacia Corporation, a pharmaceutical company that merged with Pfizer in 2003, where he served as Assistant Vice President, North American Finance and Administration and later as Vice President, Global Finance and Information Technology. He served in various finance positions for Wyeth, a company specializing in pharmaceuticals, consumer health care products, and animal health care products (then known as American Home Products Corporation), from 1992 to 1999.

Mr. Winstead has served as Group President, Clinical and Medical Products of Cardinal Health since July 2008. He served as Group President, Clinical Technologies and Services from July 2006 to July 2008, and President and Chief Operating Officer of Clinical Technologies and Services from September 2004 to July 2006. From May 2004 to January 2006, he also served as Group President and President, Pyxis Products. He was Cardinal Health’s Group President and President, Clinical Services and Consulting from September 2002 to May 2004 and President, Cardinal Health Provider Pharmacy Services from July 2000 to September 2002. He served as President of Owen Healthcare, Inc. (a subsidiary of Cardinal Health) from May 1997 to July 2000. He is a director of Oncogenex Pharmaceuticals, Inc., a biopharmaceutical company.

Ms. Cooney has served as Senior Vice President, Human Resources — Clinical and Medical Products of Cardinal Health since July 2008. She was Senior Vice President, Human Resources — Clinical Technologies and Services from September 2004 to July 2008 and Senior Vice President, Human Resources — Leadership Development of Cardinal Health from January 2003 to September 2004. From March 2002 to January 2003 she was Vice President, Strategic Staffing and Diversity of Cardinal Health. She served as Vice President, Diversity from July 2001 to March 2002 and Vice President and General Manager, Cardinal Health Staffing Network, from May 2000 to July 2001.

Mr. Jain has served as Executive Vice President — Strategy and Corporate Development of Cardinal Health since August 2007. Prior to joining Cardinal Health, from May 2006 to August 2007 he served as Senior Vice President/Head of Healthcare Strategy, Business Development and M&A for the Philips Medical Systems business of Koninklijke Philips Electronics N.V., an electronics company. He was an investment banker at J.P. Morgan Securities, Inc., an investment banking firm, from July 1994 to April 2006. His last position with J.P. Morgan was as Managing Director/Co-Head of Global Healthcare Investment Banking from April 2002 to April 2006.

Mr. Leonard has served as Senior Vice President and General Manager, Clinical Services of Cardinal Health since June 2008. Prior to joining Cardinal Health, from June 2005 to June 2008, he was Senior Vice President and General Manager, Ambulatory Solutions of McKesson Corporation, a healthcare services company. From July 2000 to June 2005 he was Executive Vice President of Operations at Picis, Inc., a provider of acute care products and services.

Ms. Stafslien has served as Senior Vice President and General Counsel, Clinical and Medical Products of Cardinal Health since July 2008. She was Senior Vice President and General Counsel, Clinical Technologies and Services of Cardinal Health, from August 2004 to July 2008. From March 1999 to August 2004 she served as Deputy General Counsel and Assistant General Counsel of Alaris. From May 1998 to February 1999, she served as Senior Corporate Counsel to Alaris. Prior to Alaris, she was an associate with the law firms of Brobeck, Phleger & Harrison LLP and Luce, Forward, Hamilton & Scripps LLP.

Ms. Zilm has served as President of Clinical Technologies of Cardinal Health since January 2006. From November 2000 to December 2005, she served as President of Cordis Endovascular/Neurovascular, a subsidiary of Johnson & Johnson and a developer and manufacturer of interventional vascular technology. Prior to joining Johnson & Johnson in 1998, she was the General Manager of Marketing for General Electric Medical Systems from 1996 to 1998.

Board of Directors Following the Separation

The following table sets forth information with respect to those persons, in addition to Mr. Schlotterbeck, who are expected to serve on our board of directors following the completion of the separation. The nominees will be presented to our sole stockholder, Cardinal Health, for election prior to the separation. We may name and present additional nominees for election prior to the separation.

Name	Age	Title

David L. Schlotterbeck	62	Chairman and Chief Executive Officer
Philip L. Francis	62	Director
Robert F. Friel	53	Director
Jacqueline B. Kosecoff, Ph.D.	60	Director
J. Michael Losh	63	Director
Gregory T. Lucier	45	Director
Edward D. Miller, M.D.	66	Director
Michael D. O’Halleran	59	Director
Robert P. Wayman	64	Director

Mr. Francis has been a director of Cardinal Health since 2006. He has served as executive chairman of PetSmart, Inc., a specialty pet retailer, since June 2009. He previously served as chairman and chief executive officer of PetSmart, Inc. from 1999 until his appointment as executive chairman. He is a director of SUPERVALU INC., a grocery retail and supply chain company.

Mr. Friel has served as president and chief executive officer of PerkinElmer, Inc., or PerkinElmer, a global leader focused on improving the health and safety of people and the environment, since February 2008. He has also served as a director of PerkinElmer since January 2006, serving as vice chairman until he was appointed as chairman in April 2009. He joined PerkinElmer in 1999, serving as senior vice president and chief financial officer from February 1999 to October 2004, as executive vice president and chief financial officer from October 2004 to January 2006, as president of the Life and Analytical Sciences unit from January 2006 through August 2007 and as president and chief operating officer from August 2007 through February 2008.

Dr. Kosecoff has served as chief executive officer of Prescriptions Solutions, a UnitedHealth Group company providing pharmacy benefit management services, since October 2007. She served as chief executive officer of Ovations, a UnitedHealth Group company providing health and well-being services for people ages 50+, from December 2005 to October 2007. From July 2002 to December 2005, she served as executive vice president, Specialty Companies of PacifiCare Health Systems, Inc., a consumer health organization. She is a director of Sealed Air Corporation, a provider of packaging and performance-based materials and equipment systems, and Steris Corporation, a provider of infection prevention and surgical products and services.

Mr. Losh has been a director of Cardinal Health since 1996. From July 2004 to May 2005, Mr. Losh served as the interim chief financial officer of Cardinal Health and was Chief Financial Officer of General Motors Corporation, an automobile manufacturer, from 1994 to 2000. He is a director of AMB Property Corporation, an industrial real estate owner and operator; Aon Corporation, a provider of risk management services, insurance and reinsurance brokerage, and human capital consulting; H.B. Fuller Company, a specialty chemicals and industrial adhesives manufacturer; Masco Corp., a manufacturer of home improvement and building products; and TRW Automotive Holdings Corp., a supplier of automotive systems, modules and components.

Mr. Lucier has served as chairman and chief executive officer of Life Technologies, a biotechnology tools company, since November 2008 when Invitrogen Corporation and Applied Biosystems merged to form Life Technologies. Previously, he served as chairman and chief executive officer of Invitrogen Corporation from April 2004 to November 2008 and as chief executive officer and as a director of Invitrogen Corporation from May 2003 to April 2004.

Dr. Miller has served as chief executive officer of Johns Hopkins Medicine, which encompasses The Johns Hopkins University School of Medicine and The Johns Hopkins Health System and Hospital, and as dean of the medical faculty of The Johns Hopkins University School of Medicine since January 1997. He is a director of PNC Mutual Funds, Inc., an open-end management investment company, and PNC Alternative Strategies Fund LLC, a closed-end non-diversified management investment company.

Mr. O’Halleran has been a director of Cardinal Health since 1999. He has served as senior executive vice president of Aon Corporation since September 2004. From 1999 to 2004, Mr. O’Halleran served as president and chief operating officer of Aon Corporation.

Mr. Wayman served as chief financial officer of the Hewlett-Packard Company, HP, a computer and electronics company, from 1984 until his retirement in December 2006. He also served as HP’s executive vice president, finance and administration from 1992 until his retirement after 37 years with the company. He served as interim chief executive officer of HP from February 2005 through March 2005 and as a director of HP from February 2005 to March 2007 and from 1993 to 2002. He is a director of Sybase, Inc., a provider of enterprise and mobile software, and Affymetrix, Inc., a developer of tools to analyze complex genetic information.

Each of Messrs. Francis, Losh and O’Halleran tendered his resignation as a member of the Cardinal Health board of directors, conditioned on, and effective as of, the separation and further conditioned on being a member of our board of directors as of the separation.

At the time of the separation, we expect that our board of directors will consist of the 9 directors set forth above. Upon completion of the separation, our board of directors will be divided into three classes, each comprised of three directors. The three directors designated as Class I directors will have terms expiring at the first annual meeting of stockholders following the distribution, which we expect to hold in 2010. The three directors designated as Class II directors will have terms expiring at the following year’s annual meeting of stockholders, which we expect to hold in 2011, and the three directors designated as Class III directors will have terms expiring at the following year’s annual meeting of stockholders, which we expect to hold in 2012. Commencing with the first annual meeting of stockholders following the separation, directors for each class will be elected at the annual meeting of stockholders held in the year in which the term for that class expires and thereafter will serve for a term of three years. At any meeting of stockholders for the election of directors at which a quorum is present, the election will be determined by a plurality of the votes cast by the stockholders entitled to vote at the election.

Director Independence

A majority of our board of directors will be comprised of directors who are “independent” as defined by the rules of the NYSE and the Corporate Governance Guidelines to be adopted by our board. We will also strive to have all of our non-management directors qualify as “independent” under these standards. Our board of directors is expected to establish categorical standards to assist it in making its determination of director independence. We expect these standards will provide that an “independent director” is a director who:

•	is not and has not been during the last three years an employee of, and whose immediate family member is not and has not been during the last three years an executive officer of, CareFusion (provided, however, that, in accordance with NYSE listing standards, service as an interim executive officer, by itself, does not disqualify a director from being considered independent under this test following the conclusion of that service);

•	has not received, and whose immediate family member has not received other than for service as an employee (who is not an executive officer), more than $120,000 in direct compensation from CareFusion, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), in any 12-month period during the last three years (provided however, that, in accordance with NYSE listing standards, compensation received by a director for former service as an interim executive officer need not be considered in determining independence under this test);

•	(a) is not a current partner or employee of a firm that is our internal or external auditor; (b) does not have an immediate family member who is a current partner of our internal or external auditor; and (c) is not and was not during the last three years, and whose immediate family member is not and was not during the last three years, a partner or employee of our internal or external auditor who personally worked on our audit within that time;

•	is not and has not been during the last three years employed, and whose immediate family member is not and has not been during the last three years employed, as an executive officer of another company during a time when any of our present executive officers serve on that other company’s compensation committee;

•	is not, and whose immediate family member is not, serving as a paid consultant or advisor to CareFusion or to any executive officer of CareFusion, or a party to a personal services contract with us or with any executive officer of CareFusion;

•	is not a current employee of, and whose immediate family member is not a current executive officer of, a company that has made payments to, or received payments from, us for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other company’s consolidated gross revenues;

•	is not, and whose immediate family member is not, an executive officer of a non-profit or other tax-exempt organization to which we have made contributions during the past three years that, in any single fiscal year, exceeded the greater of $1 million or 2% of the organization’s consolidated gross revenues (amounts that we contribute under matching gift programs are not included in the contributions calculated for purposes of this standard); and

•	has no other material relationship with us (either directly or as a partner, stockholder or officer of an organization that has a relationship with us).

Our board of directors will assess on a regular basis, and at least annually, the independence of our directors and, based on the recommendation of the Nominating and Governance Committee, will make a determination as to which members are independent. References to “us,” “we” or “CareFusion” above would include any subsidiary in a consolidated group with CareFusion. The terms “immediate family member” and “executive officer” above are expected to have the same meaning specified for such terms in the NYSE listing standards.

Committees of the Board of Directors

Effective upon the completion of the separation, our board of directors will have the following standing committees: an Audit Committee, a Nominating and Governance Committee and a Human Resources and Compensation Committee. Our board of directors is expected to adopt a written charter for each of these committees, which will be posted on our website in connection with our separation.

Audit Committee. Mr. Losh, Dr. Kosecoff, Mr. Lucier and Mr. Wayman are expected to be the members of our board’s Audit Committee. Mr. Losh is expected to be the Audit Committee Chairman. Our board of directors is expected to determine that at least one member of the audit committee is an “audit committee financial expert” for purposes of the rules of the SEC. The board is also expected to determine that Mr. Losh’s simultaneous service on the audit committees of more than two other public companies would not impair his ability to effectively serve on the Audit Committee of our board. In reaching this determination, the board is expected to consider Mr. Losh’s ability to devote sufficient and substantial time to service on our Audit Committee. In addition, we expect that our board of directors will determine that each of the members of the Audit Committee will be independent, as defined by the rules of the NYSE, Section 10A(m)(3) of the Exchange Act and in accordance with our Corporate Governance Guidelines. The Audit Committee will meet at least quarterly and will assist our board of directors in fulfilling its oversight responsibilities by reviewing and reporting to our board of directors on the integrity of our financial statements, the independent auditor’s qualifications and independence, the performance of our internal audit function and independent auditors, and our compliance with legal and regulatory requirements.

Nominating and Governance Committee. Mr. Francis, Mr. Friel, Dr. Miller and Mr. Wayman are expected to be the members of our board’s Nominating and Governance Committee. Mr. Francis is expected to be the Nominating and Governance Committee Chairman. Our board of directors is expected to determine that each of the members of the Nominating and Governance Committee will be independent, as defined by the rules of the NYSE and in accordance with our Corporate Governance Guidelines. The Nominating and Governance Committee will be responsible for identifying individuals qualified to become members of the board of directors (consistent with the criteria approved by our board of directors), recommending director candidates for our board of directors and its committees, developing and recommending Corporate Governance Guidelines to our board of directors, and performing a leadership role in shaping our corporate governance.

Human Resources and Compensation Committee. Mr. O’Halleran, Mr. Friel, Dr. Kosecoff and Mr. Lucier are expected to be the members of our board’s Human Resources and Compensation Committee, or the Compensation Committee. Mr. O’Halleran is expected to be the Compensation Committee Chairman. Our board of directors is expected to determine that each member of the Compensation Committee will be independent, as defined by the rules of the NYSE and in accordance with our Corporate Governance Guidelines. In addition, we expect that the members of the Compensation Committee will qualify as “non-employee directors” for purposes of Rule 16b-3 under the Exchange Act and as “outside directors” for purposes of Section 162(m) of the Code. The Compensation Committee will be responsible for assisting the board of directors in discharging its responsibilities relating to compensation of our executive officers, reviewing our strategies for attracting, developing, retaining and motivating management and employees and overseeing the succession of our leadership talent.

Corporate Governance

Stockholder Recommendations for Director Nominees

Our amended and restated by-laws will contain provisions that address the process by which a stockholder may nominate an individual to stand for election to our board of directors. We expect that our board of directors will adopt a policy concerning the evaluation of stockholder recommendations of board candidates by the Nominating and Governance Committee.

Corporate Governance Guidelines

Our board of directors is expected to adopt a set of Corporate Governance Guidelines in connection with our separation to assist them in guiding our governance practices. These practices will be regularly re-evaluated by the Nominating and Governance Committee in light of changing circumstances in order to continue serving our best interests and the best interests of our stockholders.

Communicating with the Board

Our Corporate Governance Guidelines are expected to include procedures by which stockholders and other interested parties may communicate with our board, any committee of our board, any individual director (including the Presiding Director) or the independent or non-management directors as a group. Such parties can send communications by mail to our board in care of the Corporate Secretary, CareFusion Corporation, 3750 Torrey View Court, San Diego, California 92130. The name or title of any specific board recipient or group should be noted in the communication. Communications from stockholders are distributed to our board or to the committee or director(s) to whom the communication is addressed. In that regard, our board is expected to request that the Corporate Secretary not distribute communications that are determined not to be relevant to us or our board, such as spam, mass mailings, business solicitations or advertisements, or communications that are inappropriate, such as those promoting illegal activities or containing offensive content.

Director Qualification Standards

Our Corporate Governance Guidelines will provide that the Nominating and Governance Committee is responsible for reviewing with our board of directors the appropriate skills and characteristics required of board members in the context of the make-up of our board of directors and developing criteria for identifying and evaluating board candidates. These criteria will include, among other things, an individual’s business experience and skills, independence, judgment, integrity and ability to commit sufficient time and attention to the activities of our board, as well as the absence of any potential conflicts with our interests. The Nominating and Governance Committee will consider these criteria in the context of an assessment of the perceived needs of the board as a whole and seek to achieve diversity of occupational and personal backgrounds on our board. Our board of directors will be responsible for selecting candidates for election as directors based on the recommendation of the Nominating and Governance Committee.

Presiding Director

An independent director selected by the remaining independent directors is expected to preside at meetings of the independent directors, and is expected to serve as the presiding director in performing such other functions as our board may direct, including advising on the selection of committee chairs and advising management on board meeting agendas.

Policies on Business Ethics; Chief Compliance Officer

In connection with our separation, we expect to adopt a Code of Conduct to ensure that our business is conducted in a consistently legal and ethical manner. All of our employees, including our executive officers and directors, will be required to comply with our Code of Conduct.

The full text of the Code of Conduct will be posted on our website. Any waiver of the Code of Conduct for directors or executive officers must be approved by our Audit Committee. We will disclose future amendments to our Code of Conduct, or waivers from our Code of Conduct for our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, on our website within four business days following the date of the amendment or waiver. In addition, we will disclose any waiver from our Code of Conduct for our other executive officers and our directors on our website.

We expect to have a Chief Compliance Officer who will report to both our Chief Executive Officer and our Audit Committee. The Chief Compliance Officer will be responsible for supporting our board in its responsibility to evaluate, review and enhance our corporate ethics and compliance program and ensuring senior leadership responsibility and accountability for compliance and ethical business conduct.

Procedures for Treatment of Complaints Regarding Accounting, Internal Accounting Controls and Auditing Matters

In accordance with the Sarbanes-Oxley Act of 2002, we expect that our Audit Committee will adopt procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls and auditing matters and to allow for the confidential, anonymous submission by employees and others of concerns regarding questionable accounting or auditing matters.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

This Compensation Discussion and Analysis describes Cardinal Health’s compensation philosophy for those individuals who are expected to be the most highly compensated CareFusion executive officers based on their fiscal 2008 compensation with Cardinal Health. These officers are referred to herein as “named executives” and, as explained above, CareFusion also is referred to as “we”, “us” or “our.” This Compensation Discussion and Analysis also describes the ways in which we anticipate that our compensation philosophy will differ from that of Cardinal Health after we become a separate public company.

As explained under “The Distribution — Background,” separation from Cardinal Health will provide us with the flexibility to establish appropriate compensation policies to attract, motivate and retain our executives. Specifically, it will permit us to compensate executives with non-cash, equity-based compensation reflective of our stock performance.

Our named executives are David L. Schlotterbeck, who is expected to be our Chairman of the Board and Chief Executive Officer and was Chief Executive Officer — Clinical and Medical Products of Cardinal Health during fiscal 2008; Dwight Winstead, who is expected to be our Chief Operating Officer and was the Group President, Clinical Technologies and Services of Cardinal Health during fiscal 2008; Vivek Jain, who is expected to be President of Medical Technologies and Services segment and was Executive Vice President — Strategy and Corporate Development of Cardinal Health from August 2007; and Carol Zilm, who is expected to be President of our Critical Care Technologies segment and was the President of Clinical Technologies businesses of Cardinal Health during fiscal 2008. In May 2009, we hired Edward Borkowski as our Chief Financial Officer.

We developed initial compensation policies for our named executives following the separation with assistance from Towers Perrin, the compensation consultant for the Human Resources and Compensation Committee of Cardinal Health’s board of directors, or the Cardinal Health Compensation Committee. We have reviewed these policies with the Cardinal Health Compensation Committee; however, since the CareFusion Compensation Committee has not yet been formed, the policies remain subject to its review and approval. We discuss below our expectations with respect to executive compensation for our named executives after the separation based on these policies.

Objectives of the Compensation Program

Historically. The primary objective of Cardinal Health’s executive compensation program is to deliver a competitive package to attract, motivate and retain key executives and align their compensation with Cardinal Health’s overall business goals, core values and shareholder interests. To this end, the Cardinal Health Compensation Committee has established an executive compensation philosophy that includes the following considerations:

•	a “pay-for-performance” orientation that delivers pay based on overall company, segment and individual performance;

•	an emphasis on pay-for-performance in long-term incentives, including stock-based awards, to more closely align the executives’ interests with the shareholders’ interests; and

•	individual wealth accumulation through long-term incentives and deferred compensation, rather than through pensions.

Going Forward. It is expected that our Compensation Committee will establish a similar executive compensation philosophy with respect to our named executives following the separation. We expect that our compensation objective will be primarily to reinforce consistent attainment of above-market performance.

The Design of the Compensation Program

Historically. Cardinal Health’s compensation for our named executives includes the following elements:

•	base salary;

•	annual cash incentives;

•	long-term incentives:

• stock options;

• restricted share units, or RSUs, and restricted shares; and

• performance cash;

•	deferred compensation; and

•	other benefits and perquisites.

With minor variations, Cardinal Health relies on these same compensation elements for its other executive officers.

When making compensation-related decisions, Cardinal Health believes it is important to be informed about the current practices of similarly-situated public companies. Cardinal Health uses a comparator group, or the Cardinal Health Comparator Group, as discussed at “— Policies, Guidelines and Practices Related to Executive Compensation — Comparator Group and Benchmarking” below. A significant majority of Cardinal Health’s named executives’ total direct compensation is in the form of performance-based compensation. Cardinal Health defines total direct compensation as base salary, plus target annual cash incentives and long-term incentives and considers annual cash incentives, long-term incentive cash and stock options to be performance-based compensation. Cardinal Health’s goal for the named executives is to provide total direct compensation that is competitive with the 60th to 65th percentile of the Comparator Group. When the Cardinal Health Compensation Committee established this compensation target, it considered that Cardinal Health does not provide pensions or supplemental executive retirement plans, referred to as SERPs. Instead, Cardinal Health relies on long-term incentives and its 401(k) Savings Plan and Deferred Compensation Plan to provide a competitive package for wealth accumulation and retirement and to motivate and retain named executives. Actual total direct compensation for each of our named executives during fiscal 2008 was competitive with (i.e., within 20% of) the targeted range except for Mr. Winstead. Mr. Winstead’s compensation was above the competitive range initially due to retention considerations when Alaris was acquired by Cardinal Health in 2004. In addition, under Mr. Winstead’s leadership, the Clinical Technologies and Services segment had strong performance for fiscal 2006 to 2008. Ms. Zilm was at the high end of the competitive range because of internal equity considerations and her demonstrated and sustained high performance.

Going Forward. We expect that our executive compensation program will include the following elements: base salary; annual cash incentives; long-term incentives, in the form of stock options and performance shares; deferred compensation; and other benefits and perquisites. We anticipate that our comparator group, or the CareFusion Comparator Group, will change significantly from the comparator group used by Cardinal Health for fiscal 2008 compensation decisions. See “— Policies, Guidelines and Practices Related to Executive Compensation — Comparator Group and Benchmarking” below. Our goal for our named executives is expected to be to provide total direct compensation that is between the 60th and 65th percentile of the CareFusion Comparator Group.

Compensation Decisions

Historically. The Cardinal Health Compensation Committee makes compensation decisions for Messrs. Schlotterbeck and Jain after reviewing comparative compensation data from the Cardinal Health Comparator Group for similarly-situated executives provided by the Cardinal Health Compensation Committee’s compensation consultant. Since Mr. Winstead and Ms. Zilm were not executive officers of Cardinal Health during fiscal 2008, decisions regarding their compensation were not made by the Cardinal Health Compensation Committee. Decisions regarding Mr. Winstead were made by Mr. Schlotterbeck as Chief

Executive Officer — Clinical and Medical Products of Cardinal Health, and decisions regarding Ms. Zilm were made by Mr. Winstead as the then Group President, Clinical Technologies and Services of Cardinal Health. Certain compensation decisions are more formula-driven, while others require more judgment and discretion. For instance, market data and performance are considered in determining a named executive’s base salary. Target annual and long-term incentives are calculated as a multiple of base salary. Quantitative and qualitative metrics are used and some judgment is exercised in determining achievement of the overall company, segment, business and function performance goals and assessing the named executive’s individual performance for a fiscal year. An evaluation of individual performance is used in determining increases to base salary and awarding annual incentive compensation and equity grants. Cardinal Health also considers employment agreement terms and internal pay equity within the executive’s pay level. When considering internal pay equity, Cardinal Health considers the targeted compensation elements and targeted total direct compensation of other Cardinal Health executives who have a similar level of responsibility.

Going Forward. We expect that our Compensation Committee will take a similar approach to making compensation decisions for named executives following the separation, except that all decisions with respect to the named executives will be made by our Compensation Committee.

Base Salary

Historically. Base salary is an important element of compensation because it provides the named executive with a base level of income. In determining base salaries for executives, the following factors are considered:

•	market and competitive data for the executive’s level of responsibility, targeting the 50th percentile of the Cardinal Health Comparator Group, and

•	individual performance, experience and skills.

The following table and notes reflect the annualized base salaries of the named executives for the positions held by each at the end of fiscal 2007 and 2008.

		Fiscal 2007	Fiscal 2008
		Annualized Base	Annualized Base
	Expected CareFusion	Salary at End of	Salary at End of
Name	Position After Separation	Fiscal Year	Fiscal Year

David L. Schlotterbeck	Chairman and CEO	$725,000	$745,000
Edward Borkowski(1)	Chief Financial Officer	N/A	N/A
Dwight Winstead(2)	Chief Operating Officer	$550,000	$569,250
Vivek Jain	President — Medical Technologies & Services	N/A	$450,000
Carol L. Zilm(3)	President — Critical Care Technologies	$385,000	$410,000

(1)	Under the terms of an offer letter dated May 11, 2009, Mr. Borkowski will receive an annual base salary of $560,000, which is competitive with the targeted range from the CareFusion Comparator Group for his expected position, and is commensurate with his experience and necessary to attract him to serve as our Chief Financial Officer.

(2)	Under the terms of his employment agreement, Cardinal Health agreed to pay Mr. Winstead an annual base salary of $438,000 and effective in July 2006, it agreed to increase the total of that minimum base salary and his annual bonus target by no less than 15%. As described above, Mr. Winstead received a base salary that is above the targeted range from the Cardinal Health Comparator Group for his position due initially to retention considerations and in more recent years to strong business performance.

(3)	Ms. Zilm received a base salary that is at the high end of the targeted range from the Cardinal Health Comparator Group for her position because of internal equity considerations and her demonstrated and sustained high performance.

Going Forward. Our Compensation Committee will determine whether to adjust the base salaries of the named executives after the separation. We expect that our Compensation Committee will consider the factors described above, adjusted to reflect each named executive’s post-separation level of responsibility, market data for similar positions using the CareFusion Comparator Group and base salary level before the separation, targeting the 50th percentile of the CareFusion Comparator Group. The base salaries for Messrs. Schlotterbeck and Winstead are expected to be increased to $1,000,000 and $745,000, respectively, to reflect the post-separation level of responsibility of each and be competitive with base salaries for comparable positions of companies comprising the CareFusion Comparator Group.

Annual Cash Incentive Compensation

Historically. The named executives are granted annual cash incentive awards under Cardinal Health’s Management Incentive Plans, or Cardinal Health MIPs, based on corporate, segment, function, business and individual performance. The target amounts are based upon competitive market data for similar positions, targeting the 75th percentile of the Cardinal Health Comparator Group, because Cardinal Health believes the performance goals that are established are challenging, and as noted above, a large portion of executive compensation is performance-based.

In August 2007, the fiscal 2008 annual incentive targets were established for the named executives. In August 2008, their fiscal 2008 annual incentive cash awards based upon the factors discussed below were awarded by the Cardinal Health Compensation Committee or its designee:

		Fiscal 2008 Target		Fiscal 2008
		Incentive		Annual
	Expected CareFusion	Percentage of Base	Fiscal 2008 Annual	Incentive
Name	Position After Separation	Salary	Incentive Target	Compensation

David L. Schlotterbeck	Chairman and CEO	100%	$745,000	$556,127
Edward Borkowski(1)	Chief Financial Officer	N/A	N/A	N/A
Dwight Winstead(2)	Chief Operating Officer	100%	$569,250	$452,707
Vivek Jain(3)	President — Medical Technologies & Services	90%	$349,672	$173,088
Carol L. Zilm(4)	President — Critical Care Technologies	75%	$307,500	$279,884

(1)	Under the terms of his offer letter, Mr. Borkowski will have an annual incentive target of 90% of his base salary.

(2)	Under the terms of his employment agreement, Cardinal Health agreed to provide Mr. Winstead an annual incentive target of 90% of his base salary through August 2008. As described above, Mr. Winstead received an annual incentive target that is above the targeted range from the Cardinal Health Comparator Group for his position due initially to retention considerations and in more recent years to strong business performance.

(3)	Mr. Jain was hired as Cardinal Health’s Executive Vice President, Corporate Development and Business Strategy in August 2007. His fiscal 2008 annual incentive target was pro-rated to reflect his date of hire pursuant to the terms of his offer letter from Cardinal Health. Mr. Jain received an annual incentive target that is above the targeted range from the Cardinal Health Comparator Group for his position, but his annualized total direct compensation was below the targeted amount from the Cardinal Health Comparator Group.

(4)	Ms. Zilm received an annual incentive target that is above the targeted range from the Cardinal Health Comparator Group for her position. She was provided this annual incentive target because her total direct compensation was within the targeted range, her demonstrated and sustained high performance, and internal equity considerations.

At the beginning of fiscal 2008, the Cardinal Health Compensation Committee reviewed and approved overall company performance goals as described below. Cardinal Health’s Chief Executive Officer established individual performance goals and sector and function goals for Messrs. Schlotterbeck and Jain. Mr. Schlotterbeck, Chief Executive Officer — Clinical and Medical Products of Cardinal Health, established individual performance goals and segment goals for Mr. Winstead. Mr. Winstead, the then Group President, Clinical Technologies and Services of Cardinal Health, established individual performance goals and business goals for Ms. Zilm.

In August 2007, the Cardinal Health Compensation Committee established performance goals under the Cardinal Health MIPs for fiscal 2008, based upon the achievement of a specified level of growth in net operating profit after tax, or NOPAT, and return on tangible capital, as defined at “Executive Compensation — Cardinal Health Compensation Plans— Cardinal Health Management Incentive Plans.” The objective of the performance goals is to drive annual and sustainable year-over-year growth, with 100% achievement of the targets supporting Cardinal Health’s performance objectives. NOPAT was selected as a measure of profitable enterprise growth. Return on tangible capital was selected by the Cardinal Health Compensation Committee in fiscal 2007 as an additional performance metric because it measures and drives value creation. The Cardinal

Health Compensation Committee retains discretion to approve adjustments to NOPAT and return on tangible capital for purposes of determining whether Cardinal Health achieved its performance goals, as discussed in more detail at “Executive Compensation — Cardinal Health Compensation Plans — Cardinal Health Management Incentive Plans.”

A named executive can receive a cash award of 0-200% of the executive’s annual incentive target, with a threshold cash award level of 60% if a minimum level of both NOPAT and return on tangible capital is obtained. For fiscal 2008, the weighting of the two performance factors in determining the annual bonus payment was derived from a pay and performance matrix. If Cardinal Health achieved 100% of its performance objective for NOPAT and return on tangible capital, the two measures would be weighted equally. If Cardinal Health did not achieve the minimum performance goals with respect to either NOPAT or return on tangible capital, but satisfied the overall company performance criterion of a specified level of return on equity, as described under “— Policies, Guidelines and Practices Related to Executive Compensation — Tax Matters” below, then any funding of the bonus pool and cash awards would be in the discretion of the Cardinal Health Compensation Committee. The table below shows Cardinal Health’s performance goals at minimum, target and maximum performance levels and Cardinal Health’s actual overall company performance for fiscal 2008:

	Fiscal 2008
	Minimum 60%	Target 100%	Maximum 200%	Actual
Performance Metric	Performance	Performance	Performance	Performance

NOPAT (in millions)	$1,586	$1,661	$1,852	$1,508
Return on Tangible Capital	36.0%	38.0%	42.0%	35.6%

For fiscal 2008, Cardinal Health did not achieve the minimum performance goals with respect to either NOPAT or return on tangible capital, but satisfied the overall company performance criterion of a specified level of return on equity. The Cardinal Health Compensation Committee exercised discretion to fund the Cardinal Health MIPs and to determine the actual amount of the annual incentive compensation for Messrs. Schlotterbeck and Jain. The Cardinal Health Compensation Committee extrapolated the fiscal 2008 pay and performance matrix below the 60% threshold, and based upon Cardinal Health’s actual performance for fiscal 2008, the MIP payout would have been in the range of 40% to 45% of target. The Cardinal Health Compensation Committee considered overall performance, and the performances of the sector, function or business with which the executive officers were most closely associated in determining annual incentive compensation awards for the executive officers for fiscal 2008 performance. Balancing the strong performance of the segments in the Clinical and Medical Products sector that Mr. Schlotterbeck led with Cardinal Health’s below-target consolidated financial performance, the Cardinal Health Compensation Committee awarded Mr. Schlotterbeck an annual cash incentive equal to 75% of his target. Based upon the consolidated financial performance of Cardinal Health and the performance of the corporate function as well as his individual performance, the Cardinal Health Compensation Committee awarded Mr. Jain an annual cash incentive equal to 50% of his pro-rated target. Balancing the strong performance of the Clinical Technologies and Services segment that Mr. Winstead led with Cardinal Health’s below-target consolidated financial performance, the Cardinal Health Chief Executive Officer with review by the Cardinal Health Compensation Committee determined that the Clinical Technologies and Services segment MIP funding should be at 80% of target, and Mr. Schlotterbeck awarded Mr. Winstead an annual cash incentive equal to 80% of his target. Balancing the strong performance of the Clinical Technologies businesses that Ms. Zilm led with Cardinal Health’s below-target consolidated financial performance, Mr. Winstead awarded Ms. Zilm an annual cash incentive equal to 92% of her target.

Going Forward. In connection with the separation, we expect to adopt an annual incentive plan with terms to be determined by our Compensation Committee. We anticipate that the new annual incentive plan will commence on July 1, 2009 and will end on June 30, 2010. We expect that our Compensation Committee will establish performance goals based upon earnings before income tax, or EBIT, with another financial measure acting as a modifier to increase or decrease funding of the annual incentive pool. We expect that the annual incentive targets for our named executives will be based upon competitive market data for similar positions, targeting the 65th percentile of the CareFusion Comparator Group, consistent with a business emphasizing high growth and innovation, and upon the named executive’s target annual incentive before the separation. We do not anticipate a material change to the target incentive percentage of base salary disclosed above for any of our named executives immediately following the separation, except for Mr. Schlotterbeck. We expect that the target incentive percentage of base salary for Mr. Schlotterbeck will increase to 120% following the separation to reflect his post-separation level of responsibility and, at this level, will be competitive with targeted annual incentives for chairman and chief executive officers of companies comprising the CareFusion Comparator Group.

Long-Term Incentive Compensation

Historically. Cardinal Health’s long-term incentive compensation program in fiscal 2008 provided grants of stock options, RSUs/restricted shares and performance cash under Cardinal Health’s 2005 Long-Term Incentive Plan, or Cardinal Health LTIP. The equity grants are designed to provide Cardinal Health’s executives with multiple awards over a number of years. For fiscal 2008, Cardinal Health added a three-year performance cash program as an element of the long-term incentive compensation program. Based on comparative market data provided by the compensation consultant and management’s recommendation, the Cardinal Health Compensation Committee determined that the long-term incentive program for fiscal 2008 for the named executives (other than Mr. Jain who was hired during fiscal 2008) should be composed of 70% in performance-based awards (45% in stock options and 25% in performance cash) and 30% in RSUs/restricted shares.

The Cardinal Health Compensation Committee determined the total long-term incentive target multiplier of base salary for each of the named executives, targeting the 65th percentile of the Cardinal Health Comparator Group, aligning with Cardinal Health’s philosophy of driving wealth accumulation through long-term incentives rather than pensions. The size of equity grants may be adjusted based upon the individual’s past and expected future performance; however, grants under the three-year performance cash program are not adjusted based upon individual performance. The size of equity awards made to an individual in previous years and the amount of stock then owned by a named executive did not affect the determinations in making new equity grants.

The following table sets forth the long-term incentive target compensation and grant values of grants for fiscal 2008 for the named executives. For purposes of the table, the grant date value of the stock options and RSUs/restricted shares (as determined for financial reporting purposes) and target award of performance cash has been included. For additional information, see “Executive Compensation — Grants of Plan-Based Awards for Fiscal 2008.”

	Target Long-Term	Fiscal 2008 Long-Term Incentive Grants
	Incentive	Stock	RSUs/Restricted	Performance
Name	Compensation(1)	Options(2)	Shares	Cash

David L. Schlotterbeck(3)	$2,900,000	$1,435,500	$957,000	$725,000
Edward Borkowski(4)	N/A	N/A	N/A	N/A
Dwight Winstead(5)	$1,650,000	$742,500	$495,000	$412,500
Vivek Jain(6)	$1,012,500	$393,381	$262,254	$241,577
Carol L. Zilm(3)	$770,000	$381,150	$254,100	$192,500

(1)	The target multiple of base salary is applied against the named executive’s base salary in effect in August 2007.

(2)	When valuing options for compensation purposes, Cardinal Health assumes that the option will be held to term, and this is the valuation considered by the Cardinal Health Compensation Committee. This assumption may be different from the assumption relating to expected life of the option used in the Summary Compensation Table and Grant of Plan-Based Awards for Fiscal 2008 table below.

(3)	Mr. Schlotterbeck and Ms. Zilm received fiscal 2008 long-term incentive grants above their targets due to their individual performances during fiscal 2007.

(4)	In May 2009, the Cardinal Health Compensation Committee approved an award to Mr. Borkowski of stock options with a value of $600,000 and RSUs with a value of $600,000 in connection with his employment as our Chief Financial Officer. The stock options and RSUs were granted on June 15, 2009. The number of stock options granted were valued at $600,000 based upon Cardinal Health’s standard method for valuing stock options for financial accounting purposes, adjusted to assume that Mr. Borkowski will hold the stock options to term. The number of RSUs was determined using $600,000 divided by the closing stock price on the grant date.

These grants provide Mr. Borkowski an immediate ownership stake in, and incentive to join, CareFusion. Under the terms of his offer letter, Mr. Borkowski will be eligible to receive an annual long-term incentive grant in fiscal 2010, with a target expected value of 300% of his base salary, or $1,680,000.

(5)	Mr. Winstead received a long-term incentive target that is above the targeted range from the Cardinal Health Comparator Group for his position due initially to retention considerations and due more recently to strong business performance.

(6)	During fiscal 2008, Cardinal Health awarded a total of 65,000 stock options and 13,000 RSUs in connection with Mr. Jain’s employment as its Executive Vice President — Strategy and Corporate Development. Approximately 4,074 RSUs and 23,402 stock options relate to his fiscal 2008 long-term incentive grant for the period from his hiring in August 2007. The remaining portions of the grants are one-time awards related to his hiring. These grants provided Mr. Jain an immediate ownership stake in, and incentive to join, Cardinal Health and replaced the equity and other compensation he forfeited upon termination of his employment with his previous employer. Pursuant to his original offer letter from Cardinal Health, he was eligible to receive long-term incentive compensation with a target value of 225% of his annual base salary in August 2008 for fiscal 2009.

Stock Options. Stock options are intended to motivate Cardinal Health’s executive officers by providing upside potential, but have more risk to the executive than RSUs/restricted shares. Cardinal Health views stock options as an element of performance-based compensation because a stock option provides no realizable value to a recipient until the vesting requirements have been met and will increase in value only as the trading price of Cardinal Health’s common shares increases. Vesting periods are intended to require long-term focus on Cardinal Health’s overall company performance for the executive to realize any value from the exercise of stock options. Stock option awards also are granted with an exercise price equal to the market price for Cardinal Health’s common shares on the date of grant and provide no cash benefit if the option is not exercised when the price of the stock exceeds the grant price during the option’s term.

RSUs/Restricted Shares. Although stock options motivate executives by providing larger potential value, RSUs/restricted shares assist Cardinal Health in retaining executives because RSUs/restricted shares have value even if the share price declines or remains flat. RSUs/restricted shares are also used for wealth accumulation because Cardinal Health does not provide pensions. Cardinal Health’s RSU/restricted share awards vest 33 1/3% annually over three years. While there is a performance element to RSUs/restricted shares since the value of the award will increase as the trading price of Cardinal Health’s common shares increases, Cardinal Health does not consider RSUs/restricted shares to be performance-based compensation when making compensation decisions.

Performance Cash. In August 2007, after reviewing and considering comparative market data, the Cardinal Health Compensation Committee approved the long-term incentive cash program as a component of Cardinal Health’s long-term incentive compensation. All of the named executives participate in this program, which is designed to reward performance over a three-year period. In establishing this program, the Cardinal Health Compensation Committee determined that the introduction of a performance cash component would strengthen the performance component of Cardinal Health’s long-term incentive program, providing a clear link between non-stock based pay and overall company performance. A new three-year performance cycle with new performance goals will begin each fiscal year. At the end of the three-year cycle, an executive can receive a cash award of 0-200% of his or her target grant, with a threshold cash award level of 60% if a minimum level of the performance goals and criteria described below is obtained. To facilitate transition to the new program, the Cardinal Health Compensation Committee designed the proposed award structure under the fiscal 2008-2010 cycle to include a two-year and a three-year goal, so that a potential award of 40% could be made at the end of fiscal 2009, and a potential award of 60% could be made at the end of fiscal 2010.

For the fiscal 2008-2010 performance period, performance goals were established to reward management for attaining specified adjusted cumulative economic profit. For this period, the Cardinal Health Compensation Committee established the performance goal for target awards (a) for the two-year period of cumulative economic profit equal to $31 million, and (b) for the three-year period of cumulative economic profit equal to $322 million.

Going Forward. We intend to adopt, subject to the approval of Cardinal Health prior to the separation, in its capacity as our sole stockholder, the 2009 Long-Term Incentive Plan with terms to be developed by our Human Resources and Compensation Committee. The 2009 Long-Term Incentive Plan is expected to permit us to grant stock options, stock appreciation rights, stock awards, other stock-based awards and cash awards to employees. Long-term incentive target compensation of each named executive following the separation is expected to be set based on the named executive’s post-separation level of responsibility, competitive market data for similar positions based on the CareFusion Comparator Group and the named executive’s long-term incentive target compensation before the separation. We anticipate that the total long-term incentive target multiplier of base salary for each of our named executives will target the 50th to 65th percentile of the CareFusion Comparator Group, aligning with our philosophy of driving wealth accumulation through long-term incentives, and consistent with a business emphasizing high growth and innovation. The target value is expected to be allocated 75% to stock options and 25% to performance share units to incent and reward our executives based upon a measure of financial return that has not yet been determined and stock price growth. We do not anticipate a material change to the target long-term incentive percentage of base salary disclosed above for our named executives immediately following the separation, except for Messrs. Schlotterbeck and Winstead. We anticipate that the long-term incentive target multiplier of base salary for Messrs. Schlotterbeck and Winstead will be increased to 700% and 450%, respectively, following the separation to reflect the post-separation level of responsibility of each and will be competitive with targeted long-term incentives for comparable positions of companies comprising the CareFusion Comparator Group.

Deferred Compensation and Savings Plans

Historically. Cardinal Health maintains a 401(k) Savings Plan and a Deferred Compensation Plan, or Cardinal Health DCP, to allow executives to accumulate wealth on a tax-deferred basis and to be competitive in recruiting and retaining executive talent. Cardinal Health does not provide for wealth accumulation for retirement through defined benefit pensions or SERPs. The Cardinal Health DCP permits certain management employees to defer payment and taxation of a limited portion of salary and bonus into any of several investment alternatives. In addition, Cardinal Health typically makes additional matching or fixed contributions to the deferred balances of employees, including the named executives, subject to limits discussed at “Executive Compensation — Nonqualified Deferred Compensation in Fiscal 2008.” Contributions made with respect to the named executives are set forth under “Executive Compensation — Historical Compensation of Executive Officers Prior to the Separation — Summary Compensation Table.” Cardinal Health permits Messrs. Schlotterbeck and Jain to defer the settlement of RSUs, and Mr. Winstead was permitted to defer settlement of RSUs in previous years.

Going Forward. We expect to adopt a 401(k) Savings Plan and a Deferred Compensation Plan to permit executives to accumulate wealth on a tax-deferred basis. For Cardinal Health employees who will become CareFusion employees after the separation, we will assume the obligations for benefits accrued while Cardinal Health employees, including the named executives, under the Cardinal Health DCP. We do not anticipate providing for wealth accumulation for retirement through defined benefit pensions or SERPs.

Other Benefits and Perquisites

Historically. The named executives are eligible to participate in employee benefit programs generally offered to Cardinal Health’s other employees. In addition, Cardinal Health provides certain other perquisites to the named executives that are not generally available to other employees. These perquisites are described below and reported in the Summary Compensation Table under “Executive Compensation — Historical Compensation of Executive Officers Prior to the Separation — Summary Compensation Table.”

In September 2008, in connection with the announcement of plans for the separation, the Cardinal Health Compensation Committee authorized Mr. Schlotterbeck to use Cardinal Health aircraft for personal travel. Cardinal Health also provides an executive relocation program, commuting and temporary housing when an executive officer, such as Mr. Jain, is relocated for business reasons. For more detailed information regarding benefits and perquisites provided to the named executives, see the section of this Information Statement entitled “Executive Compensation — Historical Compensation of Executive Officers Prior to the Separation — Summary Compensation Table.”

Cardinal Health maintains a tax-qualified employee stock purchase plan, or ESPP, generally available to all employees, including the named executives, that allows participants to acquire Cardinal Health shares at a discounted price. For a discussion of Cardinal Health’s ESPP, see “Executive Compensation — Cardinal Health Compensation Plans.”

Going Forward. Our Compensation Committee will review these benefits and perquisites after the separation. Under the terms of the employment agreement we expect to enter into with Mr. Schlotterbeck, he and his immediate family may use our corporate aircraft for personal travel, subject to availability, up to a value of $100,000 per fiscal year. Any use in excess of this value must be approved by our Compensation Committee in advance. As discussed below in the section entitled “— Actions Taken in Anticipation of Separation,” Mr. Jain will receive supplemental pay for a period of three years in connection with his relocation to San Diego.

Actions Taken in Anticipation of Separation

In September 2008, in connection with the announcement of plans for the separation, the Cardinal Health Compensation Committee approved an additional grant of RSUs to certain Cardinal Health executives and employees. Mr. Jain received a grant of 18,058 RSUs as incentive to remain with Cardinal Health through the separation and to complete the separation. These RSUs will vest on the earlier of the completion of the separation, a determination by the Cardinal Health board of directors not to proceed with the separation or October 15, 2010, in each case subject to continued employment through the applicable date; provided that the shares issued under the RSUs will be forfeited if he voluntarily terminates employment within five months after the vesting date. The RSU agreements provide that, if the separation occurs, the Cardinal Health Compensation Committee will adjust the shares subject to the RSU award, in accordance with the Cardinal Health LTIP, to deliver an appropriate and equitable number of shares of Cardinal Health and shares of our common stock.

In November 2008, in anticipation of the proposed separation, Mr. Jain accepted the position of President of our Medical Technologies and Services segment and agreed to relocate to San Diego. In connection with taking this new assignment based in San Diego, Cardinal Health entered into a supplemental offer letter with Mr. Jain pursuant to which it agreed that his annual base salary, annual incentive target and long-term incentive target would remain the same in his new role as set forth in his original offer letter. In addition, he will receive benefits under the executive relocation program and supplemental pay in an amount equal to $54,000, $36,000 and $18,000 in each of the first, second and third years, respectively, after he relocates to San Diego. The supplemental pay is designed to offset the higher cost of living in the San Diego area. Finally, due to the recent relocation of Mr. Jain to California and the recent decrease in home prices, Cardinal Health agreed to pay him up to $100,000, net of taxes, with respect to the sale of his home. These supplemental payments were structured similar to arrangements for some other employees that are relocating to San Diego.

Mr. Borkowski was hired as Chief Financial Officer of CareFusion in May 2009. In connection with his employment, Cardinal Health entered into an offer letter with him providing for an annual base salary of $560,000 and a target annual incentive of 90% of his base salary. Cardinal Health also will pay Mr. Borkowski a cash sign-on bonus of $500,000, which he is required to repay if he voluntarily terminates his employment without good reason within 12 months of his start date. In May 2009, the Cardinal Health Compensation Committee approved an award to Mr. Borkowski of stock options with a value of $600,000 and RSUs with a value of $600,000 in connection with his employment as Chief Financial Officer of CareFusion. The stock options and RSUs were granted on June 15, 2009. The number of stock options granted were valued at $600,000 based upon Cardinal Health’s standard method for valuing stock options for financial accounting purposes, adjusted to assume that Mr. Borkowski will hold the stock options to term. The number of RSUs was determined using $600,000 divided by the closing stock price on the grant date. The stock options and RSUs will vest in annual installments of 33 1/3% on each of the first three anniversaries of their grant dates. These RSUs and stock options will become immediately vested if Cardinal Health terminates his employment without cause or if Mr. Borkowski terminates his employment with good reason, or if the Cardinal Health board of directors determines not to proceed with the separation, or if the separation has not become effective on or before October 15, 2010. These grants provide Mr. Borkowski an immediate ownership stake in, and incentive to join, CareFusion. Mr. Borkowski will be eligible for an annual long-term incentive grant in fiscal 2010, and the target expected value will be 300% of his base salary, or $1,680,000.

See “Our Relationship with Cardinal Health Following the Distribution — Employee Matters Agreement” for a description of the terms of the employee matters agreement, including the treatment of outstanding Cardinal Health equity awards.

Employment Agreements and Offer Letters

Historically. Cardinal Health had an employment agreement, as amended, with Mr. Winstead, whose employment period under the agreement expired in August 2008. Cardinal Health allowed the employment period to expire due to its practice of having employment agreements only with its Chief Executive Officer. Under the employment agreement, Mr. Winstead was entitled to receive an annual base salary of $438,000 and an annual bonus target equal to 90% of base salary, which we refer to in this information statement together as, the “total cash compensation.” Effective in July 2006, the employment agreement was amended to increase his total cash compensation by no less than 15%. The employment agreement provided that Mr. Winstead was entitled to receive certain benefits on termination of employment, as described in “Executive Compensation — Potential Payments on Termination or Change of Control.”

Mr. Jain was hired as Executive Vice President, Corporate Development and Business Strategy in August 2007. In connection with his employment, Cardinal Health entered into an offer letter with him in June 2007 providing for an annual base salary of $450,000 and a target annual bonus of 90% of his base salary, with such amount prorated from his start date to the end of the fiscal year. Cardinal Health also paid Mr. Jain a cash sign-on bonus of $100,000, which he was required to repay if he voluntarily terminated his employment within 12 months of his start date. Mr. Jain received an award of 65,000 stock options and 13,000 RSUs, vesting in annual installments of 33 1/3% on each of the first three anniversaries of their grant dates. These RSUs and stock options will become immediately vested if Cardinal Health terminates his employment without cause within 36 months of his start date. Approximately 4,074 RSUs and 23,402 stock options relate to his fiscal 2008 long-term incentive grant for the period from his hiring in August 2007. The remaining portions of the grants are one-time awards related to his hiring. These grants provided Mr. Jain an immediate ownership stake in, and incentive to join, Cardinal Health and replaced the equity and other compensation he forfeited upon termination of his employment with his previous employer. Mr. Jain’s target opportunity under the long-term incentive cash program for fiscal 2008-2010 is $96,631 for the period ending June 30, 2009, and $144,946 for the period ending June 30, 2010. As discussed earlier, Cardinal Health entered into a supplemental offer letter with Mr. Jain in November 2008 in anticipation of him serving as our President of the Medical Technologies and Services segment.

As discussed earlier, Cardinal Health entered into an offer letter with Mr. Borkowski in May 2009 in anticipation of him serving as our Chief Financial Officer.

You can find additional information regarding terms of the employment arrangements at “Executive Compensation — Employment Agreements and Other Employment Arrangements.”

Going Forward. Our Compensation Committee will consider and develop a practice with respect to employment agreements and offer letters after the separation. We expect to assume the obligations of Cardinal Health under the offer letters with Messrs. Jain and Borkowski.

In connection with the separation, we expect to enter into an employment agreement with Mr. Schlotterbeck under which he will serve as our Chairman of the Board and Chief Executive Officer for a period of approximately three years, subject to earlier termination. The employment agreement will provide that Mr. Schlotterbeck will receive an annual base salary of $1,000,000 and be eligible for a target annual bonus of 120% of his annual base salary payable based on performance objectives to be determined by our Compensation Committee in consultation with Mr. Schlotterbeck. The employment agreement also is expected to provide for a retention equity award consisting of RSUs valued at $2,000,000 and stock options valued at $2,000,000. The retention award will vest in three equal annual installments beginning on the third anniversary of the separation. Mr. Schlotterbeck also will be eligible to receive annual equity awards as determined by our Compensation Committee, except that his annual equity award for fiscal 2009 will consist of awards with a total value of $7,000,000 on the date of grant. We believe that the terms of the employment agreement we expect to enter into with Mr. Schlotterbeck are commensurate with his role and responsibilities following the separation. For additional information regarding the terms of the employment agreement we expect to enter into with Mr. Schlotterbeck, see “Executive Compensation — Employment Agreements and Other Employment Arrangements” and “Executive Compensation — Potential Payments on Termination or Change of Control.”

Severance Agreements

Historically. In August 2006, Cardinal Health’s board of directors adopted a policy requiring Cardinal Health to obtain shareholder approval before entering into severance agreements with its executive officers that provide certain cash severance benefits that exceed 2.99 times base salary and bonus. If the Cardinal Health board of directors determines that it is not practical to obtain shareholder approval in advance, it may seek shareholder approval after entering into a severance agreement covered by this policy. The policy covers severance agreements entered into after the effective date of the policy and existing severance agreements if severance benefits are materially modified after the effective date.

Mr. Schlotterbeck is a party to a retention agreement with our subsidiary, Cardinal Health 303, that currently provides for a payment to him upon termination of his employment for any reason. The employment agreement with Mr. Winstead provided for benefits payable upon certain termination events until the benefits expired in August 2008. The supplemental offer letter with Mr. Jain provides for a severance payment to Mr. Jain in the event he is terminated (other than for cause). The offer letter with Mr. Borkowski provides for a severance payment to Mr. Borkowski and vesting of his initial equity awards in the event he is terminated (other than for cause) or if he terminates employment with good reason. In addition, if the Cardinal Health board of directors publicly announces that it has determined not to proceed with the separation, or if the separation is not effective on or before October 15, 2010, and upon Mr. Borkowski’s termination from employment (other than for cause), he is entitled to receive a severance payment and vesting of his initial equity awards. These arrangements are detailed under “Executive Compensation — Employment Agreements and Other Employment Arrangements and — Potential Payments on Termination or Change in Control.”

Cardinal Health believes that severance benefits allow it to attract and retain these individuals, including attracting Mr. Jain to accept the position of President of the Medical Technologies and Services segment and to relocate to San Diego and attracting Mr. Borkowski to accept a position with CareFusion as our Chief Financial Officer. In establishing these arrangements, Cardinal Health considered that it does not provide pension or SERP benefits. The employment agreement with Mr. Winstead had a “double-trigger” feature and mandated cash severance payments on a change of control only if his employment terminated in connection with or following the change of control.

The equity awards under Cardinal Health’s incentive compensation plans and the grants under Cardinal Health’s long-term incentive cash program are “single trigger” awards and vest upon a change of control. This is generally the only benefit obtained automatically upon a change of control. Cardinal Health adopted the single trigger treatment for its long-term compensation plan for the following reasons: to be consistent with current market practice; to ensure that ongoing employees are treated the same as terminated employees with respect to outstanding equity grants; and to retain key employees in the face of a potential change of control by providing a benefit if they remain with the company through the date of the change of control.

Going Forward. Our Compensation Committee will consider and develop policies, guidelines or programs with respect to severance benefits after the separation. We expect to assume the severance obligations of Cardinal Health under the offer letters with Messrs. Jain and Borkowski.

The employment agreement that we expect to enter into with Mr. Schlotterbeck in connection with the separation will provide for a cash severance equal to two times the sum of his annual base salary and his target bonus in 24 equal monthly installments starting 6 months after his termination if we terminate his employment without “cause”, or if he terminates employment with us for “good reason” and he executes a standard release of claims. He will also be entitled to payment of a pro rata bonus for the year of termination based on actual achievement of certain performance objectives, subsidized medical benefits until the earlier of the date he becomes covered under another employer’s health plan or 18 months and accelerated vesting of equity awards. The employment agreement is expected to provide that if Mr. Schlotterbeck receives any payments that are subject to the excise tax imposed on “parachute payments” under the Code, we will pay him a gross-up payment so that he retains an amount of the gross-up payment equal to the excise tax, after payment of all taxes on that gross-up payment. We believe these severance benefits are commensurate with his role and responsibilities following the separation. The severance payments and benefits are discussed in detail at “Executive Compensation — Potential Payments on Termination or Change of Control.”

Policies, Guidelines and Practices Related to Executive Compensation

Role of Cardinal Health and CareFusion Executives

Historically. During fiscal 2008, Cardinal Health’s Chief Executive Officer, Chief Human Resources Officer, Chief Legal Officer and Executive Director participated in Cardinal Health Compensation Committee meetings, during which the Cardinal Health Compensation Committee discussed and made executive compensation decisions. One or more of these officers left for a portion of the meetings. During fiscal 2008, Cardinal Health’s Chief Executive Officer presented compensation recommendations to the Cardinal Health Compensation Committee for Messrs. Schlotterbeck and Jain. In preparing these compensation recommendations, the Cardinal Health Chief Executive Officer received and reviewed market data from the Cardinal Health Compensation Committee’s compensation consultant, self-assessments from each of the executives and financial data on performance. Cardinal Health’s Chief Human Resources Officer met separately with the Chairman of the Cardinal Health Compensation Committee to discuss these compensation recommendations prior to the Cardinal Health Compensation Committee meeting.

During fiscal 2008, the Chief Executive Officer — Clinical and Medical Products of Cardinal Health made compensation decisions with respect to Mr. Winstead, and the Group President, Clinical Technologies and Services of Cardinal Health made compensation decisions with respect to Ms. Zilm. These decision makers received input from Cardinal Health’s Chief Executive Officer and Chief Human Resources Officer and the Senior Vice President Human Resources — Clinical Technologies and Services, and in the case of Ms. Zilm, from Cardinal Health’s Chief Executive Officer — Clinical and Medical Products.

With respect to establishing the fiscal 2008 performance targets under the Cardinal Health MIPs and fiscal 2008-2010 performance cash program, Cardinal Health’s Chief Executive Officer, Chief Financial Officer and Chief Human Resources Officer prepared and recommended NOPAT and return on tangible capital performance goals with respect to the Cardinal Health MIPs and economic profit performance goals with respect to the performance cash program to the Cardinal Health Compensation Committee in June and August 2007. Cardinal Health’s Executive Director, Chief Executive Officer, Chief Human Resources Officer, and Chief Legal Officer also participated in discussions with the Cardinal Health Compensation Committee regarding the performance goals.

With respect to determining the overall company performance against Cardinal Health MIP performance goals and segment and function performance, and overall company performance against the performance goals established under the fiscal 2006-2008 long-term incentive cash program, Cardinal Health’s Chief Executive Officer, Chief Human Resources Officer and Chief Financial Officer met with the Cardinal Health Compensation Committee to review quantitative and qualitative information regarding overall company and segment and function performance to provide a recommendation with respect to the funding of the Cardinal Health MIPs for the fiscal year and funding of the fiscal 2006-2008 long-term incentive cash program. Prior to these meetings, Cardinal Health’s Chief Executive Officer and Chief Human Resources Officer met with the Chairman of the Cardinal Health Compensation Committee to discuss these recommendations. The Cardinal Health Compensation Committee then approved the funding of the Cardinal Health MIPs, and reviewed the recommended allocations to the segments. The Cardinal Health Chief Executive Officer approved the allocation to the Clinical Technologies and Services segment, and the Chief Executive Officer — Clinical and Medical Products of Cardinal Health and Group President, Clinical Technologies and Services of Cardinal Health approved the allocation to the Clinical Technologies businesses.

Going Forward. Following the separation, our Compensation Committee will make executive compensation determinations for the named executives and we anticipate that our executive officers will undertake a similar role in providing recommendations and support to our Compensation Committee.

Role of the Cardinal Health Compensation Committee

Historically. The Cardinal Health Compensation Committee’s duties and responsibilities are stated in a written charter adopted by the Cardinal Health board of directors and most recently amended on February 4, 2009. The Cardinal Health Compensation Committee’s primary duties and responsibilities are to:

•	develop an executive compensation policy to support overall business strategies and objectives, attract and retain key executives, link compensation with business objectives and organizational performance, and provide competitive compensation;

•	approve compensation for Cardinal Health’s Chief Executive Officer, including relevant performance goals and objectives, and Cardinal Health’s other executive officers, and oversee their evaluations;

•	make recommendations to the Cardinal Health board of directors with respect to the adoption of equity-based compensation plans and incentive compensation plans;

•	review the outside directors’ compensation program for competitiveness and plan design, and recommend changes to the Cardinal Health board of directors as appropriate;

•	oversee the management succession process for Cardinal Health’s Chief Executive Officer and selected senior executives;

•	oversee workplace diversity initiatives and progress; and

•	consult with management on major policies affecting employee relations.

Compensation decisions for the executive officers of Cardinal Health are made by the Cardinal Health Compensation Committee. The Cardinal Health Compensation Committee also acts as the administrator with respect to Cardinal Health’s equity and non-equity incentive plans covering executive officers and other senior management. The Cardinal Health Compensation Committee may delegate authority for administration of the plans, including selection of participants, determination of award levels within plan parameters, and approval of award documents, to officers and other key employees of Cardinal Health. The Cardinal Health Compensation Committee may not, however, delegate any authority under those plans for selection of participants, determination of award amounts or amendments or modifications of awards with respect to its executive officers.

Going Forward. Following the separation, we anticipate that our Compensation Committee will have similar duties and responsibilities pursuant to a written charter.

The Cardinal Health Compensation Committee’s Compensation Consultant

Historically. During fiscal 2008, the Cardinal Health Compensation Committee retained and was advised by Towers Perrin with respect to executive compensation matters. Towers Perrin is one of the three largest diversified human resources consulting firms in the world. In addition to consulting with the Cardinal Health Compensation Committee on executive compensation, Towers Perrin, directly or through an affiliate, has the following working relationships with Cardinal Health: (a) Towers Perrin provides executive compensation and other consulting services to management; and (b) Towers Perrin is a 15% partner in a joint venture to which Cardinal Health has outsourced its human resources administrative processes.

Towers Perrin confirmed to Cardinal Health that it has implemented policies and processes to mitigate potential issues of independence when providing consulting services to the Cardinal Health Compensation Committee and providing services to Cardinal Health in other areas. These include the following:

•	the individual providing consulting services to the Cardinal Health Compensation Committee is not personally involved in doing work in any of the other areas in which Towers Perrin provides services to Cardinal Health;

•	the individual providing consulting services to the Cardinal Health Compensation Committee does not share information about the specific work he does on behalf of the Cardinal Health Compensation Committee with other Towers Perrin staff providing assistance to Cardinal Health on other engagements; and

•	the individual providing consulting services to the Cardinal Health Compensation Committee is not directly compensated for increasing the total revenues that Towers Perrin generates from Cardinal Health or expanding the range of services that Towers Perrin provides to Cardinal Health.

The Cardinal Health Compensation Committee considered these relationships, the level of fees paid to Towers Perrin and its affiliates, and the Towers Perrin policies described above. The Cardinal Health Compensation Committee also considered the quality of the services Towers Perrin provided to the Cardinal Health Compensation Committee in the past, and the anticipated ability of Towers Perrin personnel to provide objective and independent assistance and advice to the Cardinal Health Compensation Committee.

During fiscal 2008, the Towers Perrin consultant attended all but one of the Cardinal Health Compensation Committee’s meetings. The nature and scope of Towers Perrin’s engagement and the material elements of their instructions consisted primarily of participating in meetings of the Cardinal Health Compensation Committee, providing compensation data on companies included in the Cardinal Health Comparator Group, and providing compensation consulting support, advice and recommendations. The review and advisory responsibilities related to draft and final materials provided to the members of the Cardinal Health Compensation Committee in connection with committee meetings during fiscal 2008; compensation for Messrs. Schlotterbeck and Jain; including comparative information for similarly-situated executives in the Cardinal Health Comparator Group; composition of the companies included in the Cardinal Health Comparator Group; plan design for the annual and long-term incentives, director compensation levels, and practices, policies and data related to governance and disclosure of executive compensation; and emerging trends in executive compensation.

In addition, Towers Perrin’s engagement during fiscal 2009 includes ongoing review, consulting support and recommendations until the separation related to the CareFusion Comparator Group, market pay rates for our key executive positions, compensation for our expected Chairman and Chief Executive Officer, plan design for our annual and long-term incentives, compensation levels and practices for our directors, equity conversion with respect to the separation and policies and data related to governance and disclosure of our executive compensation.

Going Forward. Following the separation, we anticipate that our Compensation Committee will retain a compensation consultant, and the nature and scope of the compensation consultant’s engagement with respect to the named executives will be similar to that discussed above with respect to the Cardinal Health named executives.

Comparator Group and Benchmarking

Historically. In February 2005, the Cardinal Health Compensation Committee and its compensation consultant developed a compensation comparator group composed of companies representing seven different industry sectors. Because of the relatively small number of direct competitors that had a business mix and scope comparable to Cardinal Health, the Cardinal Health Comparator Group was selected based on a number of criteria, including market capitalization, industry and business competitors and competitors for executive talent. To provide for ready access to compensation data, the Cardinal Health Comparator Group consisted of those companies that participated in Towers Perrin’s executive compensation database. At the time decisions were made regarding fiscal 2008 base salary and target MIP and long-term incentive compensation, the Cardinal Health Comparator Group consisted of the following 36 companies:

Abbott Laboratories Corporation	ConAgra Foods, Inc.	Johnson Controls, Inc.	Sara Lee Corporation
Alcoa Inc.	The Dow Chemical Company	Kellogg Company	Schering-Plough Corporation
AstraZeneca PLC	E. I. du Pont de Nemours and Compagnie	Kraft Foods Inc.	Texas Instruments Incorporated
Baxter International Inc.	Electronic Data Systems Corporation	Lockheed Martin Corporation	United Technologies
Becton Dickinson and Company	Eli Lilly and Company	McKesson Corporation	UnitedHealth Group Incorporated
The Boeing Company	FedEx Corporation	Medco Health Solutions, Inc.	Wellpoint, Inc.
Bristol-Myers Squibb Company	General Mills, Inc.	Medtronic, Inc.	Weyerhaeuser Company
Caterpillar Inc.	Honeywell International Inc.	Merck & Co., Inc.	The Williams Companies, Inc.
Colgate-Palmolive Company	International Paper Company	Motorola, Inc.	Wyeth

In making compensation decisions for the named executives for fiscal 2008, consideration was given to the targeted compensation level for each element of compensation, as well as total direct compensation, based on the Cardinal Health Comparator Group and on their positions with Cardinal Health at that time. The fiscal 2008 annualized compensation for each element of compensation and the annualized total direct compensation for each of the named executives was competitive with (i.e., within 20% of) the targeted range of the Cardinal

Health Comparator Group, other than the annualized base salary for Mr. Winstead; the annual incentive target for Messrs. Winstead and Jain and Ms. Zilm; the long-term incentive compensation target for Mr. Winstead; and the annualized total direct compensation for Mr. Winstead, for the reasons discussed above.

Going Forward. We anticipate that the following 19 companies initially will comprise the CareFusion Comparator Group following the separation:

Allergan, Inc.	CA, Inc.	Medtronic, Inc.
Autodesk, Inc.	Cephalon, Inc.	QUALCOMM Incorporated
Baxter International Inc.	Covidien Ltd.	Watson Pharmaceuticals, Inc.
Beckman Coulter, Inc.	Gilead Sciences, Inc.	Western Digital Corporation
Becton, Dickinson and Company	Hospira, Inc.	Zimmer Holdings, Inc.
Biogen Idec Inc.	IMS Health Incorporated
Boston Scientific Corporation	Life Technologies Corporation

We have considered the targeted compensation level for each element of compensation, as well as total direct compensation, based upon the CareFusion Comparator Group and on the position each of the named executives is expected to hold with CareFusion following the separation. The anticipated compensation following the separation for each element of compensation and the annualized total direct compensation for each of the named executives is competitive with (i.e., within 20% of) the targeted range of the CareFusion Comparator Group, other than the annual incentive targets for Mr. Jain and Ms. Zilm and the annualized total direct compensation for Mr. Jain. The annual incentive target and annualized total direct compensation for Mr. Jain exceed the competitive ranges to attract him to the position with us due to compensation that he was paid in his previous role with Cardinal Health. The annual incentive target for Ms. Zilm is expected to exceed the competitive range due to the amount of her current annual incentive.

Guidelines for Share Ownership and Holding Periods for Equity Awards

Historically. In an effort to directly link executive officers’ and directors’ financial interests with those of shareholders, Cardinal Health has implemented guidelines for share ownership for executive officers and non-employee directors. The guidelines specify a dollar value of shares that executive officers and non-employee directors must accumulate and hold within three years after becoming an executive officer of Cardinal Health or joining the Cardinal Health board of directors. In light of the decline in the Cardinal Health stock price and the equity markets in general and the potential impact of the separation, if completed, on the value of the equity holdings of the executive officers and directors of Cardinal Health, the Cardinal Health board of directors has determined that current executive officers and directors should have until June 30, 2012 to satisfy these guidelines. The specific share ownership requirements are:

•	Cardinal Health’s Chairman and Chief Executive Officer — five times base salary

•	Cardinal Health’s Segment Chief Executive Officers and Chief Financial Officer — four times base salary (which includes Mr. Schlotterbeck)

•	Cardinal Health’s Other Executive Officers — three times base salary (which includes Mr. Jain)

•	Cardinal Health’s Non-employee Directors — four times annual cash retainer

In addition to the share ownership guidelines, beginning with equity awards granted in August 2006, all of Cardinal Health’s executive officers, including Messrs. Schlotterbeck and Jain, on the grant date must hold (a) in the case of stock options, his or her after-tax net profit in common shares until the earlier of (i) the first anniversary of the option exercise, or (ii) termination of employment, and (b) in the case of RSUs, the after-tax common shares received at settlement until the earlier of (i) the first anniversary of vesting, or (ii) termination of employment.

Going Forward. We expect to adopt share ownership guidelines to require: (a) our Chief Executive Officer to accumulate and hold the number of shares of CareFusion common stock valued at five times his base salary within five years after joining CareFusion; (b) our other executive officers to accumulate and hold the number of shares of CareFusion common stock valued at three times his or her base salary within five years after joining CareFusion; and (c) our directors to accumulate and hold the number of shares of

CareFusion common stock valued at three times the annual cash retainer within three years after joining our board of directors.

Potential Impact on Compensation from Executive Misconduct

Historically. Under Cardinal Health’s incentive plans, Cardinal Health has the authority to require repayment, or subject outstanding awards to forfeiture, in certain instances of executive misconduct. These provisions are designed to deter and prevent detrimental behavior and permit Cardinal Health to recoup certain benefits in the event an executive has engaged in certain misconduct. See “Executive Compensation — Cardinal Health Compensation Plans.”

Going Forward. We expect that our incentive plans will provide for similar authority.

Equity Grant Practices

Historically. The Cardinal Health Compensation Committee made fiscal 2008 and 2009 annual grant determinations for options, RSUs and restricted shares at its August meetings with grant dates of August 15, 2007 and August 15, 2008 following the release of earnings for each fiscal year in early August and without regard to whether Cardinal Health was in possession of material non-public information. In the event of grants related to new hires, promotions or other off-cycle grants, the grants have been made on the 15th day of the month, or the first business day to follow the 15th day of the month, following the hire date.

On May 6, 2009, upon the recommendation of the Cardinal Health Compensation Committee, the Cardinal Health board of directors authorized, and on June 23, 2009, Cardinal Health shareholders approved, a program that permitted current employees, including certain of our executive officers, to exchange certain outstanding stock options with exercise prices substantially above the current market price of Cardinal Health common shares for a lesser number of stock options that have a fair value that is lower than the fair value of the “out of the money” options, as a result of the application of an adjustment that effectively discounts the fair value of the new options. The program began on June 19, 2009 and was completed on July 17, 2009. The Cardinal Health Compensation Committee and board of directors believe that this program was necessary to more closely align employee and shareholder interests through Cardinal Health equity compensation programs. The program was designed to motivate and retain key employees and to reinforce the alignment of Cardinal Health employees’ interests with those of its shareholders. The Cardinal Health Compensation Committee and board of directors believe that motivating and retaining employees is particularly critical as Cardinal Health and CareFusion prepare to operate as separate companies following the separation. In addition, the program would reduce outstanding stock option “overhang” and allow Cardinal Health and us to recapture value from accounting compensation costs while not creating additional compensation expense.

Going Forward. We expect to adopt a similar equity grant practice following the separation; however, we currently expect that CareFusion fiscal 2010 annual grants will be made after the separation.

Tax Matters

Section 162(m) of the Code places a limit of $1,000,000 on the amount of compensation that we or Cardinal Health may deduct in any one year with respect to certain named executive officers. There is an exception to the $1,000,000 limitation for performance-based compensation meeting certain requirements. Cardinal Health’s annual cash incentives, long-term incentive cash awards and stock option awards are designed generally to qualify as performance-based compensation meeting those requirements and, as such, to be fully deductible. For Cardinal Health’s fiscal 2008 annual incentive compensation, the Cardinal Health Compensation Committee established an overall company performance criterion of an 8% return on shareholders’ equity, or ROE, during fiscal 2008 for Section 162(m) purposes. For fiscal 2008, Cardinal Health achieved an 18.2% ROE. Under Cardinal Health’s fiscal 2008-2010 long-term incentive cash program, awards must satisfy performance criteria for purposes of Section 162(m) related to the achievement over the performance periods of an average annual ROE of 8%.

It is the Cardinal Health Compensation Committee’s general practice to endeavor to minimize the adverse effect of Section 162(m) on the deductibility of compensation expense; however, the Cardinal Health

Compensation Committee maintains flexibility in compensating named executive officers in a manner designed to promote varying company goals. RSUs are not performance-based and, as such, are not deductible unless settlement is deferred to a period when compensation of the executive is no longer subject to Section 162(m). During fiscal 2008, Mr. Schlotterbeck deferred the settlement of RSUs, as described in detail at “Executive Compensation — Option Exercises and Stock Vested for Fiscal 2008.”

We expect that our Compensation Committee will adopt a similar practice with respect to minimizing the adverse effect of Section 162(m) on the deductibility of compensation expense following the separation that will be driven by the principles described above with respect to Cardinal Health.

EXECUTIVE COMPENSATION

Historical Compensation of Executive Officers Prior to the Separation

The following tables contain compensation information for our expected Chief Executive Officer and certain other expected executive officers who, based on compensation with Cardinal Health prior to the separation, were the most highly compensated expected officers for fiscal 2008. These officers are David L. Schlotterbeck, who is expected to be our Chairman of the Board and Chief Executive Officer, Dwight Winstead, who is expected to be our Chief Operating Officer, Vivek Jain, who is expected to be our President of the Medical Technologies and Services segment, and Carol Zilm, who is expected to be our President of the Critical Care Technologies segment. In May 2009, we hired Edward Borkowski as our Chief Financial Officer. Since he was not employed by us or Cardinal Health during fiscal 2008, we have not included him in the following tables. For information on the current and past positions held by each named executive, see “Management — Executive Officers Following the Separation.” All references in the following tables to stock options, RSUs and restricted shares relate to awards granted by Cardinal Health in regard to Cardinal Health common shares.

The amounts and forms of compensation reported below do not necessarily reflect the compensation these persons will receive following the separation, which could be higher or lower, because historical compensation was determined by Cardinal Health and because future compensation levels will be determined based on the compensation policies, programs and procedures to be established by our Compensation Committee.

Summary Compensation Table

							Change
							in Pension
							Value and
							Non-qualified
						Non-Equity	Deferred
				Stock	Option	Incentive Plan	Compensation	All Other
Name and		Salary	Bonus	Awards	Awards	Compensation	Earnings	Compensation	Total
Principal Position	Year	($)	($)(1)	($)(2)	($)(3)	($)(4)	($)	($)(5)	($)

David L. Schlotterbeck	2008	$741,503	$556,127	$315,362	$581,129	$0	$12,794 (6)	$27,941	$2,234,856
Chairman of the Board	2007	$725,000	$0	$33,223	$1,416,297	$960,988	$12,070 (6)	$102,993	$3,250,571
and Chief Executive Officer
Dwight Winstead	2008	$565,884	$452,707	$452,648	$573,259	$0	$0	$23,774	$2,068,272
Chief Operating Officer	2007	$550,000	$0	$398,019	$1,046,295	$654,500	$0	$126,772	$2,775,586
Vivek Jain(7)	2008	$388,525	$273,088 (8)	$232,483	$286,858	$0	$0	$113,750	$1,294,704
President, Medical Technologies & Services
Carol Zilm	2008	$405,628	$279,884	$179,142	$253,174	$0	$0	$25,422	$1,143,250
President, Critical	2007	$352,577	$0	$100,919	$157,842	$293,178	$0	$63,234	$967,750
Care Technologies

(1)	The Cardinal Health Compensation Committee awarded discretionary annual incentive payments under the Cardinal Health MIPs to the named executives with respect to performance during fiscal 2008 in the amounts set forth in the “Bonus” column in table. Amounts that were earned by the named executives for fiscal 2007 in annual cash incentive awards are reported in the non-equity incentive plan column.

(2)	These awards consist of RSUs and restricted shares. This is the amount Cardinal Health expensed for financial statement reporting purposes during the referenced fiscal year (without regard to estimates of forfeitures related to service-based vesting), rather than an amount paid to or realized by the named executive. The awards were valued as of the grant date by multiplying the closing price of Cardinal Health common shares on the NYSE on that date times the number of shares subject to the awards. Cardinal Health recognizes the grant date fair value as an expense over the required service period of the award. The amounts reported in the table above include amounts expensed during the referenced fiscal year for awards that were made in prior years.

(3)	These awards are non-qualified stock options. This is the amount Cardinal Health expensed for financial statement reporting purposes during the referenced fiscal year (without regard to estimates of forfeitures related to service-based vesting), rather than an amount paid to or realized by the named executive. For options granted prior to fiscal 2006, Cardinal Health utilized a Black-Scholes model to provide a grant date fair value, and thereafter, it utilized a lattice model to provide a grant date fair value. Cardinal Health recognizes the grant date fair value as an expense over the required service period of the award. The Black-Scholes model and lattice model incorporate a number of assumptions. For fiscal 2007 and 2008, the following assumptions were used to determine the fair value of the options granted to Mr. Schlotterbeck: expected option life: 4.72 to 5.83 years; dividend yield: 0.27% to 0.71%; risk-free interest rate: 3.50% to 4.89%; and expected volatility: 27.00% to 37.98%. The following assumptions were used to determine the fair value of the options granted to Mr. Winstead: expected option life: 4.72 to 5.95 years; dividend yield: 0.17% to 0.71%; risk-free interest rate:

3.17% to 4.89%; and expected volatility: 27.00% to 37.98%. The following assumptions were used to determine the fair value of the options granted to Mr. Jain: expected option life: 4.75 years; dividend yield: 0.75%; risk-free interest rate: 4.19%; and expected volatility: 27.00%. The following assumptions were used to determine the fair value of the options granted to Ms. Zilm: expected option life: 4.72 to 5.99 years; dividend yield: 0.34% to 0.71%; risk-free interest rate: 4.29% to 4.89%; and expected volatility: 27.00%.

This dollar amount includes the amounts expensed during the referenced fiscal year for options that were granted in prior years. There is no certainty that executives will realize any value from these options, and to the extent they do those amounts may have no correlation to the amounts reported above.

(4)	The non-equity incentive plan column reports amounts that were earned for fiscal 2007 in annual cash incentive awards, which were paid by Cardinal Health in fiscal 2008. Annual cash incentive awards earned by the named executives for fiscal 2008 were awarded at the discretion of Cardinal Health’s Compensation Committee and are reported in the “Bonus” column of the table above. No payouts were made under the fiscal 2006-2008 long-term incentive cash program because minimum performance goals were not met.

(5)	The elements of compensation included in the “All Other Compensation” column for fiscal 2008 are set forth in the table below.

(6)	Represents the portion of interest credited with respect to the deferred retention bonus that exceeds 120% of the federal long-term rate for the month of November 2005.

(7)	Mr. Jain was hired as Executive Vice President, Corporate Development and Business Strategy of Cardinal Health in August 2007.

(8)	This amount includes a $100,000 sign-on bonus Mr. Jain received under his offer letter with Cardinal Health.

The amounts shown for “All Other Compensation” for fiscal 2008 include: (a) Cardinal Health contributions to the named executive’s account under its 401(k) Savings Plan; (b) Cardinal Health contributions to the named executive’s account under the Cardinal Health DCP; (c) perquisites (as described below); and (d) tax reimbursements, in the following amounts:

		Cardinal
		Health
		Deferred
	Cardinal	Compensation
	Health 401(k) Plan	Plan		Tax
Name	Contributions	Contributions	Perquisites(1)	Reimbursements(2)	Total

David L. Schlotterbeck	$19,890	$6,000	—	$2,051	$27,941
Dwight Winstead	$19,940	$3,515	—	$319	$23,774
Vivek Jain	$15,823	—	$79,639	$18,288	$113,750
Carol Zilm	$19,422	$6,000	—	—	$25,422

(1)	The amounts shown do not include the value of perquisites and other personal benefits for Messrs. Schlotterbeck and Winstead and Ms. Zilm, because the aggregate value of the perquisites and other personal benefits that each received was less than $10,000. The perquisites and other personal benefits included in the “All Other Compensation” column for fiscal 2008 for Mr. Jain were the incremental cost of his relocation expenses of $79,639. The incremental cost of these relocation expenses is their actual cost.

(2)	The tax reimbursements paid to Mr. Schlotterbeck included $1,974 with respect to the imputed income for personal use of the corporate aircraft and $77 with respect to imputed income for expenses associated with spousal attendance at Cardinal Health meetings. The tax reimbursements paid to Messrs. Winstead and Jain were with respect to relocation expenses.

Employment Agreements and Other Employment Arrangements

During fiscal 2008, our subsidiary, Cardinal Health 303, was party to a retention agreement with Mr. Schlotterbeck. Additionally, Cardinal Health was party to an employment agreement with Mr. Winstead, which expired in August 2008, and to offer letters with Mr. Jain and Ms. Zilm. Cardinal Health entered into an offer letter with Mr. Borkowski in May 2009. During the term of their employment and generally for a period ranging from one to three years thereafter as described below in “— Potential Payments on Termination or Change of Control,” Messrs. Schlotterbeck, Winstead and Jain have agreed to comply with non-solicitation covenants and to keep Cardinal Health’s proprietary information and trade secrets confidential and Mr. Winstead has agreed to comply with non-compete covenants. Mr. Borkowski agreed to comply with non-compete and non-solicitation covenants and to keep Cardinal Health’s proprietary information and trade secrets confidential.

Schlotterbeck Retention Agreement. Prior to the acquisition of Alaris by Cardinal Health, Mr. Schlotterbeck and Alaris had a change-in-control agreement, which provided that in the event of an involuntary termination related to a change in control of Alaris, under certain circumstances, he would receive certain severance benefits. In August 2004, Mr. Schlotterbeck and Cardinal Health 303 replaced that agreement with a retention agreement. The terms of Mr. Schlotterbeck’s retention agreement are described below in “— Nonqualified Deferred Compensation in Fiscal 2008” and “— Potential Payments on Termination or Change of Control.”

Winstead Employment Agreement. Cardinal Health had an employment agreement, as amended, with Mr. Winstead, whose employment period expired in August 2008. Under the employment agreement, Mr. Winstead was entitled to receive an annual base salary of no less than $438,000 and an annual bonus target equal to 90% of base salary. Effective in July 2006, the employment agreement was amended to increase his total base salary and annual bonus target by no less than 15%. Under the employment agreement, Mr. Winstead was also entitled to receive certain benefits on termination of employment as described below in “— Potential Payments on Termination or Change of Control.”

Jain Offer Letters. Mr. Jain was hired as Executive Vice President, Corporate Development and Business Strategy of Cardinal Health in August 2007. In connection with his employment, Cardinal Health entered into an offer letter with him in June 2007 providing for an annual base salary of $450,000 and a target annual bonus of 90% of his base salary, with such amount prorated from his start date to the end of fiscal year. Cardinal Health also paid Mr. Jain a cash sign-on bonus of $100,000, which he was required to repay if he voluntarily terminated his employment within 12 months of his start date. Mr. Jain also received an award of 65,000 stock options and 13,000 RSUs, both of which vest ratably over three years. Mr. Jain’s target opportunity under the Cardinal Health long-term incentive cash program for fiscal 2008-2010 is $241,577.

In November 2008, in anticipation of the proposed separation, Mr. Jain accepted the position of President of our Medical Technologies and Services segment and agreed to relocate to San Diego. In connection with taking this new assignment based in San Diego, Cardinal Health entered into a supplemental offer letter providing for annual base salary of $450,000 and a target annual bonus of 90% of his base salary. He also will be eligible to participate in the long-term incentive program with a LTI target of 225%, starting in August 2009 for fiscal 2010. In addition, he will receive benefits under the executive relocation program and supplemental pay in an amount equal to $54,000, $36,000 and $18,000 in each of the first, second and third years, respectively, after he relocates to San Diego. Finally, Cardinal Health agreed to pay him up to $100,000, net of taxes, with respect to the sale of his home.

Borkowski Offer Letter. Mr. Borkowski was hired as Chief Financial Officer of CareFusion in May 2009. In connection with his employment, Cardinal Health entered into an offer letter providing for an annual base salary of $560,000 and a target annual incentive of 90% of his base salary. Cardinal Health also will pay Mr. Borkowski a cash sign-on bonus of $500,000, which he is required to repay if he voluntarily terminates his employment without good reason within 12 months of his start date. In May 2009, the Cardinal Health Compensation Committee approved an award to Mr. Borkowski of stock options with a value of $600,000 and RSUs with a value of $600,000 in connection with his employment as Chief Financial Officer of CareFusion. The stock options and RSUs were granted on June 15, 2009. The number of stock options granted were valued at $600,000 based upon Cardinal Health’s standard method for valuing stock options for financial accounting purposes, adjusted to assume that Mr. Borkowski will hold the stock options to term. The number of RSUs was determined using $600,000 divided by the closing stock price on the grant date. The stock options and RSUs will vest in annual installments of 33 1/3% on each of the first three anniversaries of their grant dates. These grants provide Mr. Borkowski an immediate ownership stake in, and incentive to join, Cardinal Health. Mr. Borkowski will be eligible for an annual long-term incentive grant in fiscal 2010, and the target expected value will be 300% of his base salary, or $1,680,000. In addition, he will receive benefits under the executive relocation program. In addition, the offer letter with Mr. Borkowski provides for a severance payment to him in the event he is terminated (other than for cause) or if he terminates employment with good reason in an amount equal to: (a) 1.9 times his annual base salary if termination is within three years of his start date, or (b) his annual base salary plus the average payouts of his annual incentives for the previous two years if termination is after the third anniversary of his start date. If the Cardinal Health board of directors publicly announces that it has determined not to proceed with the separation, or if the separation is not effective on or before October 15, 2010, and upon Mr. Borkowski’s termination from employment (other than for cause), he is entitled to receive a severance payment equal to 1.9 times his base salary. The RSUs and stock options described above also will become immediately vested if Mr. Borkowski is terminated (other than for cause), if he terminates employment with good reason, if the Cardinal Health board of directors publicly announces that it has determined not to proceed with the separation, or if the separation is not effective on or before October 15, 2010.

Proposed Schlotterbeck Employment Agreement.  In connection with the separation, we expect to enter into an employment agreement with Mr. Schlotterbeck under which he will serve as our Chairman of the Board and Chief Executive Officer for the period beginning on the date of the separation and ending on the date of our annual stockholders meeting following the third anniversary of the separation, subject to earlier termination as described below. The employment agreement will provide that Mr. Schlotterbeck will receive an annual base salary of $1,000,000, subject to discretionary increases, and be eligible for a target annual bonus of 120% of his annual base salary payable based on performance objectives to be determined by our Compensation Committee in consultation with Mr. Schlotterbeck. Our Compensation Committee will have the discretion to require Mr. Schlotterbeck to repay any bonus payments that it determines were not actually earned due to a material accounting restatement within three years after payment (other than a restatement due to a change in accounting policy or simple error), fraud, gross negligence or intentional misconduct, or certain deliberate misrepresentations of financial performance. Mr. Schlotterbeck will be eligible to participate in our retirement, savings, nonqualified deferred compensation, welfare benefit programs, fringe benefits and perquisite programs, and will be given paid vacation, in accordance with plans and policies in effect for other senior executives. During the employment period, he and his immediate family may use our corporate aircraft for personal travel, subject to availability, up to a value of $100,000 per fiscal year. Any use in excess of this value must be approved by our Compensation Committee in advance. We also will pay Mr. Schlotterbeck’s legal fees and expenses incurred in connection with the negotiation of his employment agreement. In addition, his employment agreement will provide for payments and other benefits upon various termination events as discussed below in “Potential Payments on Termination or Change of Control.”

The employment agreement is expected to provide for a retention equity award consisting of a number of RSUs determined by dividing $2,000,000 by the closing price of our common stock on the grant date and a number of stock options determined by dividing $2,000,000 by the option value per share of our common stock on the grant date using the average volatility of similar medical technology companies. The stock options will have an exercise price equal to the fair market value of our common stock on the grant date. The grant date for the awards will be the date in 2009 that annual equity awards are granted to our employees as determined by our Compensation Committee. The retention award will be granted under our 2009 Long-Term Incentive Plan and will vest in three equal annual installments beginning on the third anniversary of our separation, provided that Mr. Schlotterbeck is employed on that date, except as described below under
“— Potential Payments on Termination or Change of Control.” The award will continue to vest on the fourth and fifth anniversary of the separation subject to Mr. Schlotterbeck’s compliance with the restrictive covenants described below.

Mr. Schlotterbeck also will be eligible to receive annual equity awards as determined in the discretion of our Compensation Committee, except that the agreement is expected to provide that Mr. Schlotterbeck’s annual equity award for fiscal 2009 will consist of awards determined by our Compensation Committee with a total value of $7,000,000 on the date of grant. The fiscal 2009 award is expected to be 75% in stock options and 25% in performance share units. Because Mr. Schlotterbeck will be eligible for retirement under the terms of our 2009 Long-Term Incentive Plan, these annual equity awards will be fully vested upon grant, and options will be exercisable for their term, subject to deferred exercisability and payment, except as described below under “— Potential Payments on Termination or Change of Control .”

Grants of Plan-Based Awards for Fiscal 2008

The following table supplements the Summary Compensation Table by providing additional information about plan-based compensation for fiscal 2008. All share information relates to Cardinal Health common shares.

							All	All
							Other	Other
							Stock	Option
							Awards:	Awards:	Exercise
							Number of	Number of	or Base	Grant Date
							Shares of	Securities	Price of	Fair Value of
				Estimated Potential Payouts Under Non-Equity Incentive Plan Awards(1)			Stock or	Underlying	Option	Stock and
	Approval	Grant		Threshold	Target	Maximum	Units	Options	Awards	Option
	Date	Date		($)	($)	($)	(#)(2)	(#)(3)	($/Sh)(4)	Awards(5)

David L. Schlotterbeck
Annual Cash Incentive				$444,902	$741,503	$1,483,006
2008-2010 Performance Cash				$435,000	$725,000	$1,450,000
Stock Options	8/07/2007	8/15/2007						61,139	$67.26	$1,088,274
RSUs	8/07/2007	8/15/2007					14,228		$67.26	$956,975
Dwight Winstead
Annual Cash Incentive				$339,530	$565,884	$1,131,768
2008-2010 Performance Cash				$247,500	$412,500	$825,000
Stock Options	8/7/2007	8/15/2007						31,624	$67.26	$562,907
Restricted Shares	8/7/2007	8/15/2007					7,360		$67.26	$495,034
Vivek Jain
Annual Cash Incentive				$209,803	$349,672	$699,344
2008-2010 Performance Cash				$144,946	$241,577	$483,154
Stock Options	8/7/2007	9/17/2007	(6)					65,000 (6)	$64.38	$1,092,650
RSUs	8/7/2007	9/17/2007	(6)				13,000 (6)		$64.38	$836,940
Carol Zilm
Annual Cash Incentive				$182,533	$304,221	$608,443
2008-2010 Performance Cash				$115,500	$192,500	$385,000
Stock Options	8/7/2007	8/15/2007						16,234	$67.26	$288,965
Restricted Shares	8/7/2007	8/15/2007					3,778		$67.26	$254,108

(1)	This information relates to award opportunities Cardinal Health granted during fiscal 2008 under its MIPs with respect to fiscal 2008 performance and under the long-term incentive cash program with respect to fiscal 2008-2010 performance.

(2)	Unless otherwise noted, all stock awards (i) are RSUs or restricted shares granted during the fiscal year, (ii) are granted under Cardinal Health LTIP, (iii) vest ratably over three years, and (iv) accrue dividends that are payable upon vesting of the awards.

(3)	Unless otherwise noted, all option awards (i) are nonqualified stock options granted during the fiscal year, (ii) are granted under Cardinal Health LTIP, (iii) vest ratably over three years, and (iv) have a term of seven years.

(4)	The option awards have an exercise price equal to the closing price of Cardinal Health common shares on the NYSE on the date of grant.

(5)	The RSUs and restricted shares are valued as of the grant date by multiplying the closing price of Cardinal Health common shares on the NYSE on that date times the number of RSUs/restricted shares awarded. The options are valued utilizing a lattice model to provide a grant date fair value of the options. The lattice model incorporates a number of assumptions. The following assumptions were used with respect to the grant date fair value of options granted to Messrs. Schlotterbeck and Winstead and Ms. Zilm: expected option life: 4.72 years; dividend yield: 0.71%; risk-free interest rate: 4.42%; and expected volatility: 27.00%. The following assumptions were used with respect to the grant date fair value of options granted to Mr. Jain: expected option life: 4.75 years; dividend yield: 0.75%; risk-free interest rate: 4.19%; and expected volatility: 27.00%. There is no certainty that executives will realize any value from these options, and to the extent they do those amounts may have no correlation to the amounts reported above.

(6)	Mr. Jain commenced his employment with Cardinal Health on August 20, 2007. The grant date for his equity awards therefore was September 17, 2007, the first business day following the 15th day of the month after his start date. Approximately 4,074 RSUs and 23,402 stock options relate to his fiscal 2008 long-term incentive grant for the period from his hiring in August 2007. The remaining portion of the grants are one-time awards related to his hiring. These provided Mr. Jain an immediate ownership stake in, and incentive to join, Cardinal Health and replaced the equity and other compensation forfeited upon termination of his employment with his previous employer.

Cardinal Health Compensation Plans

Cardinal Health Management Incentive Plans. Messrs. Schlotterbeck and Jain are eligible to receive annual incentive cash awards under the Cardinal Health Management Incentive Plan, or Cardinal Health MIP. Under the Cardinal Health MIP, the Cardinal Health Compensation Committee establishes performance criterion during the first three months of each fiscal year and may establish performance goals. For fiscal 2008, the Cardinal Health Compensation Committee established an overall company performance criterion of

8% ROE, which must be satisfied before any payout can be made to named executives under the Cardinal Health MIP. This performance criterion is designed to allow payments under the Cardinal Health MIP to be performance-based compensation under the Code and to be fully tax deductible. Mr. Winstead and Ms. Zilm are eligible to receive annual incentive cash awards under the Cardinal Health Management Incentive Plan for Managers Who Are Not Executive Officers, which together with the Cardinal Health MIP are referred to in this information statement as the “Cardinal Health MIPs.” Under this plan, the Cardinal Health Compensation Committee also may establish performance goals.

The Cardinal Health Compensation Committee also established performance goals under the Cardinal Health MIPs for fiscal 2008, based upon the achievement of a specified level of growth in NOPAT and return on tangible capital. NOPAT is: (a) earnings from continuing operations, as disclosed on Cardinal Health’s statement of earnings, excluding (i) “special items” and “impairments, (gain)/loss on sale of asset and other, net” line items from its statement of earnings, and (ii) other adjustments approved by the Cardinal Health Compensation Committee; and then (b) adjusted for taxes. Return on tangible capital is NOPAT divided by net tangible capital. Net tangible capital is calculated as total assets less (total liabilities, goodwill and intangibles, cash and equivalents, short term investments available for sale and assets held for sale and discontinued operations) plus (current portion of long-term obligations and short-term borrowings, liabilities from businesses held for sale and discontinued operations, and long-term obligations), adjusted to exclude the after-tax impact on net tangible capital of (a) “special items” and “impairments, gain /(loss) on sale of assets and other, net” line items from Cardinal Health’s statement of earnings; and (b) other adjustments approved by the Cardinal Health Compensation Committee. As explained in “Compensation Discussion and Analysis — Annual Cash Incentive Compensation” the Cardinal Health Compensation Committee established a matrix of potential cash award percentages based upon achievement of varying NOPAT and return on tangible capital levels for fiscal 2008. The cash award percentage from the matrix determines the total pool for cash awards under the Cardinal Health MIPs; provided that if Cardinal Health does not achieve the minimum performance goals with respect to either NOPAT or return on tangible capital, but does achieve the performance criterion with respect to ROE, the Cardinal Health Compensation Committee may, in its discretion, fund the pool for cash awards and make annual incentive awards to our named executives under the Cardinal Health MIPs.

See “— Potential Payments on Termination or Change of Control” below for information on the effect of termination or a change of control.

Cardinal Health 2005 Long-Term Incentive Plan. Under the Cardinal Health LTIP, Cardinal Health may grant stock options, stock appreciation rights, stock awards, other stock-based awards and cash awards to employees. As set forth in the “— Grants of Plan-Based Awards for Fiscal 2008” table above, during fiscal 2008 Cardinal Health granted nonqualified stock options, RSUs, restricted shares and long-term incentive cash awards to our named executives.

In August 2007, the Cardinal Health Compensation Committee approved a long-term incentive cash program under the Cardinal Health LTIP. This program is designed to reward outstanding performance over a three-year period. A new three-year performance cycle with new performance goals will begin each fiscal year. At the end of the three-year cycle, potential payouts may range from 0% to 200% of the executive’s aggregate annual incentive target based solely on achievement of the overall company performance metrics. To facilitate transition to the new plan, the proposed payout structure under the fiscal 2008-2010 performance period includes a two-year and a three-year goal, so that a potential payout of 40% could be made at the end of fiscal 2009, and a potential payout of 60% could be made at the end of fiscal 2010.

As explained in “Compensation Discussion and Analysis — Long-Term Incentive Compensation,” for the fiscal 2008-2010 performance period, the performance goals will reward management for attaining specified cumulative economic profit (as adjusted), measured as NOPAT less a capital charge. Economic profit may be adjusted for the following types of specific transactions: (a) non-recurring events, such as divestitures, changes in accounting standards or policies, or asset impairments; (b) certain acquisitions; and (c) financing transactions, such as selling accounts receivable. The Cardinal Health Compensation Committee determines whether the performance goals have been achieved. See “— Potential Payments on Termination or Change of Control” below for additional information on the effect of termination or a change of control.

In August 2006, the Cardinal Health Compensation Committee approved a written plan governing the terms of its Long-Term Incentive Cash Program for fiscal 2006-2008. The fiscal 2006-2008 performance cash program was established pursuant to the Cardinal Health LTIP as an over-achiever plan. The Cardinal Health Compensation Committee made awards to certain of our named executives. In August 2008, The Cardinal Health Compensation Committee determined that its growth in annual NOPAT did not meet the minimum performance goal established for the fiscal 2006-2008 performance period, and no payouts under this program were made.

Cardinal Health Employee Stock Purchase Plan. Cardinal Health also maintains a tax-qualified employee stock purchase plan, or the Cardinal Health ESPP, generally available to all employees including our named executives, that allows participants to acquire Cardinal Health common shares at a discounted price. This plan allows participants to buy Cardinal Health common shares at a 15% discount to the lower of the closing price of Cardinal Health common shares on the first or last market trading day of an offering period with up to 15% of their salary and incentives (subject to IRS limits), with the objective of allowing employees to profit when the value of Cardinal Health common shares increases over time. Under applicable tax law, no plan participant may purchase more than $25,000 in market value (based on the market value of Cardinal Health common shares on the last trading day before the beginning of the enrollment period for each subscription period) of Cardinal Health common shares in any calendar year.

Potential Impact on Compensation from Executive Misconduct. Under Cardinal Health benefit plans, Cardinal Health has the authority to require repayment, or subject outstanding awards to forfeiture, in certain instances of executive misconduct. These provisions are designed to deter and prevent detrimental behavior and to permit Cardinal Health to recoup certain benefits in the event an executive has engaged in certain misconduct. Under the Cardinal Health long-term incentive cash program and MIPs, Cardinal Health is authorized to seek to recover cash incentive compensation paid to executive officers when the payment was based on the achievement of certain financial results that were subsequently restated if the executive officer caused or contributed to the need for the financial statement restatement.

Under the Cardinal Health standard stock option agreement, an unexercised option is forfeited if the holder has engaged in specified conduct, described below, while employed by Cardinal Health or for three years after termination of employment, and Cardinal Health may require the holder to repay the gross option gain realized from the exercise of the options exercised within two or three years prior to such conduct. Under the Cardinal Health standard RSU and restricted shares agreements, unvested RSUs/restricted shares and RSUs that vested within the look-back period of the RSU agreement and have been deferred are forfeited if the holder has engaged in specified conduct, described below, while employed by Cardinal Health or for three years after termination of employment, and Cardinal Health may require the holder to repay the value of the RSUs/restricted shares settled within three years prior to such conduct (or two years, in the case of competitive actions). The specified conduct includes:

•	disclosure or use of confidential information;

•	violation of Cardinal Health policies;

•	solicitation of business or Cardinal Health employees (during employment and for a period of 12 months following termination);

•	disparagement;

•	breach of any provision of an employment agreement or severance agreement; and

•	competitive actions.

Cardinal Health may also terminate all vested stock options if the executive’s employment is terminated for cause. In certain instances, Cardinal Health may also seek damages for breach of contract or seek other equitable relief.

Outstanding Equity Awards at Fiscal Year-End for Fiscal 2008

The following table shows the number of shares covered by exercisable and unexercisable stock options and unvested RSUs and restricted shares granted by Cardinal Health under the Cardinal Health LTIP, the Cardinal Health, Inc. Employee Incentive Plan, or Cardinal Health EIP, and the Cardinal Health, Inc. Broadly-based Employee Incentive Plan, or the Cardinal Health BEIP, held by the named executives on June 30, 2008. All share information relates to Cardinal Health common shares.

	Option Awards					Stock Awards
							Market
	Number of	Number of				Number of	Value of
	Securities	Securities				Shares or	Shares or
	Underlying	Underlying				Units of	Units of
	Unexercised	Unexercised		Option		Stock That	Stock That
	Options	Options		Exercise	Option	Have Not	Have Not
	(#)	(#)		Price	Expiration	Vested	Vested
Name	Exercisable	Unexercisable		($)	Date	(#)	($)(1)

David L. Schlotterbeck	244,621	0		$44.15	08/23/2014	15,321 (6)	$790,257
	2,868	8,607	(2)	$66.34	08/15/2013
	0	61,139	(3)*	$67.26	08/15/2014
Dwight Winstead	25,328	0		$66.08	11/20/2010	16,764 (7)	$864,687
	32,572	0		$68.10	11/19/2011
	32,401	0		$67.90	11/18/2012
	39,516	0		$61.38	11/17/2013
	5,000	0		$61.38	11/17/2013
	10,000	0		$69.20	05/17/2014
	40,000	0		$44.15	08/23/2014
	15,161	45,485	(2)	$66.34	08/15/2013
	0	31,624	(3)*	$67.26	08/15/2014
Vivek Jain	0	65,000	(4)*	$64.38	09/17/2014	13,000 (8)	$670,540
Carol Zilm	8,000	8,000	(5)	$69.67	01/16/2013	6,064 (9)	$312,781
	3,900	11,703	(2)	$66.34	08/15/2013
	0	16,234	(3)*	$67.26	08/15/2014

*	Indicates the option grants by Cardinal Health during fiscal 2008 which are reported in the Grants of Plan-Based Awards table above.

(1)	The market value is equal to the product of $51.58, the closing price of Cardinal Health common shares on the NYSE on June 30, 2008, and the number of unvested RSUs or restricted shares.

(2)	The options were granted on August 15, 2006 and vest 25% per year over four years.

(3)	The options were granted on August 15, 2007 and vest 33% per year over three years.

(4)	The options were granted on September, 17, 2007 and vest 33% per year over three years.

(5)	The options were granted on January 16, 2006 and vest 25% per year over four years.

(6)	Includes 14,228 RSUs granted by Cardinal Health during fiscal 2008, and reported in the Grants of Plan-Based Awards table. The RSUs will vest as follows: 5,288 shares on August 15, 2008; 5,290 shares on August 15, 2009; and 4,743 shares on August 15, 2010.

(7)	Includes 7,360 restricted shares granted by Cardinal Health during fiscal 2008, and reported in the Grants of Plan-Based Awards table. The RSU/restricted shares will vest as follows: 1,814 shares on July 1, 2008; 5,341 shares on August 15, 2008; 1,814 shares on July 1, 2009; 5,341 shares on August 15, 2009; and 2,454 shares on August 15, 2010.

(8)	Includes 13,000 RSUs granted by Cardinal Health during fiscal 2008, and reported in the Grants of Plan-Based Awards table. The RSUs will vest as follows: 4,333 shares on September 17, 2008; 4,333 shares on September 17, 2009; and 4,334 shares on September 17, 2010.

(9)	Includes 3,778 restricted shares granted by Cardinal Health during fiscal 2008, and reported in the Grants of Plan-Based Awards table. The restricted shares will vest as follows: 2,002 shares on August 15, 2008; 800 shares on January 16, 2009; 2,002 shares on August 15, 2009; and 1,260 shares on August 15, 2010.

Option Exercises and Stock Vested for Fiscal 2008

The table below shows the stock options that were exercised, and the RSUs/restricted shares that vested, during fiscal 2008 for each of the named executives. All share information relates to Cardinal Health common shares.

	Option Awards		Stock Awards
	Number of Shares		Number of Shares
	Acquired on	Value Realized on	Acquired on		Value Realized on
	Exercise	Exercise	Vesting		Vesting
Name	(#)	($)(1)	(#)		($)(3)

David L. Schlotterbeck	0	$0	546	(2)	$36,959
Dwight Winstead	86,557	$2,219,722	4,701		$323,559
Vivek Jain	0	$0	0		$0
Carol Zilm	0	$0	1,543		$98,246

(1)	Value calculated as the amount by which the settlement price of the underlying Cardinal Health common shares on the NYSE on the date of exercise exceeds the option exercise price multiplied by number of options exercised before withholding of any taxes.

(2)	The number of shares acquired on vesting includes 533 shares, net of required withholdings, deferred at the election of Mr. Schlotterbeck.

(3)	Value calculated by multiplying the closing price of Cardinal Health common share on the NYSE on the day prior to the vesting date times the number of shares acquired on vesting before withholding taxes.

Nonqualified Deferred Compensation in Fiscal 2008

Cardinal Health (1) maintains the nonqualified Cardinal Health DCP, (2) allows for Messrs. Schlotterbeck and Jain, and has allowed for Mr. Winstead, to defer RSUs beyond the vesting date, and (3) has a deferred retention bonus arrangement with Mr. Schlotterbeck. The following table provides information regarding accounts of the named executives under each of these arrangements. Cardinal Health does not maintain non-qualified defined benefit pension plans or SERPs for the named executives.

	Executive	Registrant	Aggregate	Aggregate
	Contributions in	Contributions	Earnings	Withdrawals/	Aggregate Balance
	Last FY	in Last FY	in Last FY	Distributions	at Last FYE
Name	($)(1)(2)	($)(2)	($)(2)(3)	($)	($)(2)(4)

David L. Schlotterbeck Cardinal Health DCP Cash	$0	$6,000	$(147)	$0	$25,638
Deferred RSUs	$36,079	$0	$(8,587)	$0	$27,492
Deferred Retention Bonus(5)	$0	$0	$147,623	$0	$2,608,001
Dwight Winstead Cardinal Health DCP Cash	$182,896	$3,515	$(38,914)	$0	$1,188,720
Deferred RSUs	$0	$0	$(240,804)	$0	$651,662
Vivek Jain Cardinal Health DCP Cash	$0	$0	$0	$0	$0
Deferred RSUs	$0	$0	$0	$0	$0
Carol Zilm Cardinal Health DCP Cash	$9,462	$6,000	$(210)	$0	$21,126
Deferred RSUs	$0	$0	0	$0	$0

(1)	The Cardinal Health DCP cash amounts shown include salary deferred during fiscal 2008, and amounts deferred during fiscal 2008 under Cardinal Health’s annual cash incentive awards with respect to services performed in fiscal 2007.

(2)	Includes amounts that are reported in the Summary Compensation Table of this Information Statement in the amounts quantified below:

		Aggregate Balance
	Contributions and	at June 30, 2008
	Earnings in Fiscal 2008	included in
	Included in Both	Nonqualified Deferred
	Nonqualified Deferred	Compensation Table
	Compensation Table and	and Reported in
Name	Summary Compensation Table	Summary Compensation Table

David L. Schlotterbeck DCP Cash	$6,000	$13,131
Deferred RSUs	$36,079	$36,079
Deferred Retention Bonus	$12,794	$24,864
Dwight Winstead DCP Cash	$186,411	$417,799
Deferred RSUs	$0	$105,722
Vivek Jain DCP Cash	$0	$0
Deferred RSUs	$0	$0
Carol Zilm DCP Cash	$15,462	$21,168
Deferred RSUs	$0	$0

(3)	The Aggregate Earnings with respect to Cardinal Health DCP Cash is calculated based upon the change in value of the investment options selected by the named executives during the year, as described in more detail below. The Aggregate Earnings with respect to Deferred RSUs is calculated based upon the change in price of Cardinal Health common shares from the first day of the fiscal year (or the date of the vesting of the RSUs if they vested during the fiscal year) to the last day of the fiscal year.

(4)	The Aggregate Balance has been reduced in the amount of fees paid by the named executives in fiscal 2008 pursuant to the DCP in the following amounts: Mr. Schlotterbeck — $154; Mr. Winstead — $377; Mr. Jain — $0; and Ms. Zilm — $153.

(5)	Prior to the acquisition of Alaris by Cardinal Health, Mr. Schlotterbeck and Alaris had a change-in-control agreement, which provided that in the event of an involuntary termination related to a change in control of Alaris, under certain circumstances, he would receive severance pay of two years’ base salary and target bonus. In August 2004, Mr. Schlotterbeck and Cardinal Health 303 replaced that agreement with a retention agreement. Under that retention agreement, in June 2006, Mr. Schlotterbeck earned a retention bonus, or the Retention Bonus, of $2,320,000, which is equal to the sum of (i) 200% of his then annual base salary ($580,000), and (ii) 200% of his then target bonus (100% of base salary). The Retention Bonus will be paid (with interest accruing from June 28, 2006 through the deferred payment date at the rate of 6.0%) on the first business day that is at least six months after the date of Mr. Schlotterbeck’s separation from service, or if sooner, as soon as practicable following Mr. Schlotterbeck’s death. The separation will not trigger payment of the Retention Bonus to Mr. Schlotterbeck.

The Cardinal Health DCP permits certain management employees to defer salary and bonus into any of several investment alternatives. Cardinal Health executive officers may defer between 1% and 20% of their cash compensation, including base salary and bonus (effective January 1, 2009, between 1% and 50% of base salary and between 1% and 100% of incentive compensation). In addition, Cardinal Health may, in its discretion, make additional matching contributions to the deferred balances of participating management employees and fixed contributions to the deferred balances of eligible management employees. In general, matching contributions may be made at the same rate applicable to the person under the Cardinal Health 401(k) Savings Plan. Cardinal Health may also credit a participant’s account an amount equal to a percentage of the executive officer’s cash compensation which is greater than the dollar limitation in effect for the year under the Code, up to $100,000, as profit sharing credits, and Cardinal Health may also make additional discretionary contributions to a participant’s account in an amount equal to a percentage of the executive officer’s cash compensation which is greater than the dollar limitation in effect for the year under the Code, up to $100,000, as a social security supplemental credit. Contributions made with respect to the named executives are set forth under “Executive Compensation — Historical Compensation of Executive Officers Prior to the Separation — Summary Compensation Table.”

To measure the amount of its obligation to each participant under the plan, Cardinal Health maintains a separate bookkeeping record, which it refers to as an account, for each participant. The participants are permitted to direct the investment of the portion of the accounts allocable to that participant in the same manner the participant is permitted to direct the investment of the participant’s account under the Cardinal Health 401(k) Savings Plan. The notional investment options available under the Cardinal Health DCP are substantially the same investment options that are available in the Cardinal Health 401(k) Savings Plan. Cardinal Health then credits or debits the participant’s account with the actual earnings or losses based upon the performance results of the notional investment options selected by the participant. The participant may change the allocation of his or her account among the investment alternatives then available under the plan. Messrs. Schlotterbeck and Jain are not permitted to elect to invest contributions in their accounts in the Cardinal Health stock fund.

For management employees, deferred balances are paid upon retirement, termination from employment, death, or disability. Some contributions made by Cardinal Health and other account credits are subject to vesting provisions requiring that the participant has completed three years of service with Cardinal Health, which are fully accelerated upon a change of control (defined as described under “— Potential Payments Upon Termination or Change of Control” below). If the participant terminates employment with Cardinal Health due to retirement, death, disability or pursuant to a change of control, all amounts subject to such vesting requirements shall vest. If a participant terminates employment before satisfying the vesting requirements, all amounts subject to the vesting requirements are forfeited. The separation will not be considered a termination of employment under the Cardinal Health DCP. We expect to establish a deferred compensation plan similar to the Cardinal Health DCP. The deferred balances of the named executives under the Cardinal Health DCP are expected to be transferred to our deferred compensation plan after the separation.

Deferred balances are paid in cash, or at the election of the participant in Cardinal Health common shares, with any fractional shares paid in cash. The plan contains a dividend reinvestment feature for the stock equivalent account with dividends generally being reinvested in investment options other than the stock equivalent account for reporting persons under Section 16 of the Exchange Act. The plan is not intended to qualify under Section 401(a) of the Code and is exempt from many of the provisions of the Employee Retirement Income Security Act of 1974, or ERISA, as a “top hat” plan for a select group of management or highly compensated employees.

Messrs. Schlotterbeck and Jain are permitted, and Mr. Winstead has been permitted, to defer receipt of the Cardinal Health common shares represented by an RSU which would otherwise be settled on the date of vesting until after each has a separation from service, until a fixed future date, or as otherwise specified in the RSU agreement. Prior to the separation, we expect to payout 7,800 shares subject to a deferred RSU held by Mr. Winstead, that provides in part for payment upon approval by the chairman of Cardinal Health. Irrevocable deferral elections are completed prior to the grant date of an RSU and apply only to Cardinal Health shares scheduled to vest at least 12 months after the date of the deferral election. Until Cardinal Health shares are issued, each is entitled to receive cash payments in an amount equivalent to what would be received if the Cardinal Health shares underlying the RSU were issued to him. Cash amounts equivalent to dividends declared prior to the date the RSU vests are accrued until the vesting date, except that for RSUs issued prior to July 1, 2007, dividend equivalents are paid when dividends are paid. After the RSU vests, such amounts are paid as and when dividends are paid, and, for RSUs granted after July 1, 2007, are deferred under the Cardinal Health DCP. The separation is not a separation from service for Messrs. Schlotterbeck, Winstead or Jain and so will not trigger a distribution of shares under the deferred RSUs.

Potential Payments on Termination or Change of Control

Cardinal Health has entered into agreements and maintains plans that provide for compensation to the named executives upon certain triggering events that result in termination of employment (including termination following a change of control of Cardinal Health). The tables below identify the potential payments to each named executive assuming that a triggering event occurred as of June 30, 2008 and, if applicable, based on Cardinal Health’s closing share price on that date. Except as noted below, all of the potential payments listed in the table below are payments that would have been made pursuant to Cardinal Health plans and arrangements and are not representative of the benefits and payments that would be received in the event of such a transaction or termination under our retention and severance arrangements. The following paragraphs describe the provisions of Cardinal Health’s various plans, including the Cardinal Health LTIP, EIP and BEIP, long-term incentive cash program and MIPs, and the benefits under these plans in the event of each triggering event and the assumptions that were used in creating the tables.

Unless otherwise noted in the footnotes to the tables with respect to specific named executives, the descriptions of the payments or valuations below are applicable to each of the following tables related to potential payments upon termination and/or change in control.

Non-Compete and Non-Solicitation Agreements. The standard Cardinal Health stock option, RSU and restricted shares award agreements provide that if the named executive violates the provisions contained in the award agreements with respect to: (i) competitive actions, then unexercised stock options and unvested RSUs/restricted shares will be forfeited, and Cardinal Health may seek repayment of gains realized or obtained by the named executive from vested stock options and RSUs/restricted shares during a look-back period of one to three years from the violation, or (ii) confidentiality, non-disparagement or non-solicitation of business or Cardinal Health employees (during employment and for a period of 12 months following termination), or breaches Cardinal Health policies, then unexercised stock options and unvested RSUs/restricted shares will be forfeited, Cardinal Health may seek repayment of gains realized or obtained by the named executive from vested stock options and RSUs/restricted shares during a look-back period of one to three years from the violation, and Cardinal Health may bring an action for breach of contract or seek other equitable relief. Under the terms of the Cardinal Health long-term incentive cash program and MIPs, all or a portion of a final award may be subject to an obligation of repayment to Cardinal Health if the named executive violates an applicable non-competition and/or confidentiality covenant.

Termination For Cause. A termination for cause under the Cardinal Health LTIP, EIP and BEIP means termination of employment on account of any act of fraud or intentional misrepresentation or embezzlement, misappropriation or conversion of assets of Cardinal Health or any subsidiary, or the intentional and repeated violation of Cardinal Health’s written policies or procedures. Cardinal Health may also cancel unexercised stock options and unvested RSUs/restricted shares, or seek repayment of gains realized or obtained by the named executive from vested stock options and RSUs/restricted shares during a look-back period.

Involuntary Termination Without Cause. The named executives will be entitled to certain benefits described in the tables below if Cardinal Health terminates the named executive’s employment without cause. Under the Cardinal Health MIPs, if Cardinal Health terminates the employment of one of the named executives other than for cause during the fourth quarter of a performance period, the final bonus under the Cardinal Health MIPs will be prorated based upon the length of time employed by Cardinal Health during the performance period and the progress toward achievement of the established performance criteria during that portion of the performance period in which the named executive was employed. If the named executive’s employment is terminated by Cardinal Health without cause, or if the named executive terminates his employment for good reason, the named executive has no right to payout under the Cardinal Health long-term incentive cash program.

Termination by Reason of Retirement. Generally, retirement means the termination of employment (other than by death or disability and other than in the event of termination for cause) by an employee after attaining the age of 55 and having at least 10 years of continuous service with Cardinal Health (including service with an affiliate of Cardinal Health prior to the time that such affiliate became an affiliate of Cardinal Health). Under the Cardinal Health LTIP, EIP and BEIP, in the event of termination by reason of retirement, a pro rata portion of all unvested options, RSUs and restricted shares that have been held for at least six months will vest, and vested options will remain exercisable through the remaining term of the option. Under the Cardinal Health MIPs and the long-term incentive cash program, if employment is terminated due to retirement during the performance period, the final payout will be prorated based upon the length of time that the participant was employed during the performance period. None of the named executives other than Messrs. Schlotterbeck and Winstead meet Cardinal Health’s definition of retirement. They are eligible to receive retirement benefits.

Termination by Reason of Disability. Under the Cardinal Health LTIP, EIP and BEIP, long-term incentive cash program and MIPs, “disability” has the meaning specified in Cardinal Health’s long-term disability plan applicable to the named executive at the time of disability. Cardinal Health’s long-term disability plan currently provides that, to be considered disabled because of an illness or injury, the executive must be:

continuously unable to perform substantial and material duties of the executive’s own job; not be gainfully employed in any occupation for which the executive is qualified by education, training or experience; and be under the regular care of a licensed physician. Under the Cardinal Health LTIP, EIP and BEIP, in the event of termination by reason of disability, all unvested options, RSUs and restricted shares will vest, and vested options will remain exercisable through the remaining term of the option. Under the Cardinal Health MIPs and long-term incentive cash program, if employment is terminated due to disability during the performance period, the final payout will be prorated based upon the length of time that the participant was employed during the performance period.

Termination by Death. Under the Cardinal Health LTIP, EIP and BEIP, if the named executive’s employment is terminated by reason of death, then all unvested stock options, RSUs and restricted shares granted under the plan will vest, and vested options will remain exercisable through the remaining term of the option. Under the Cardinal Health MIPs and long-term incentive cash program, if employment is terminated due to death during the performance period, the final payout will be prorated based upon the length of time that the participant was employed during the performance period.

Definition of Change of Control of Cardinal Health. Under the Cardinal Health LTIP, EIP and BEIP, a “change of control” means any of the following:

•	the acquisition by any entity of beneficial ownership of 25% or more of either Cardinal Health’s outstanding common shares or the combined voting power of Cardinal Health’s then-outstanding voting securities (other than any acquisition directly from Cardinal Health or any of Cardinal Health affiliates or employee benefit plans and any Non-Control Acquisition, defined below); or

•	a change in a majority of the members of Cardinal Health’s board of directors, other than directors approved by a vote of at least a majority of the incumbent directors (other than any director whose initial assumption of office resulted from an actual or threatened election or proxy contest); or

•	a reorganization, merger or consolidation or other sale of all or substantially all of Cardinal Health’s assets or Cardinal Health’s acquisition of assets or shares of another corporation, unless such transaction is a Non-Control Acquisition; or

•	Cardinal Health shareholders approve a complete liquidation or dissolution of Cardinal Health.

A “Non-Control Acquisition” means a business combination where: (a) the beneficial owners of Cardinal Health’s outstanding common shares and voting securities immediately prior to such business combination beneficially own more than 50% of the outstanding common and the combined voting power of the then-outstanding voting securities of the resulting corporation (including a corporation which as a result of such transaction owns Cardinal Health or all or substantially all of Cardinal Health’s assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership immediately prior to such business combination; (b) no person beneficially owns 25% or more of Cardinal Health’s then-outstanding common shares or combined voting power of the resulting corporation (unless such ownership existed prior to the business combination); and (c) at least a majority of the members of the board of directors of the corporation resulting from business combination were members of Cardinal Health board of directors (who were approved by a vote of at least a majority of the incumbent directors) at the time of the execution of the initial agreement, or the action of Cardinal Health board of directors, providing for such business combination.

Payments on Change of Control of Cardinal Health. Under the terms of the Cardinal Health LTIP, EIP and BEIP, on the date a change of control occurs, (i) all stock options become fully vested, and (ii) the restrictions applicable to all RSUs and restricted shares lapse and these awards become fully vested. Pursuant to the Cardinal Health LTIP, EIP and BEIP, in the event the named executive’s employment is terminated within two years after a change of control (other than as a result of death, retirement, disability or termination for cause), each stock option that is vested will remain exercisable until the earlier of three years from the date of the termination of employment or the expiration of the term of the stock option. Under Cardinal Health’s long-term incentive cash program, in the event of a change of control, all participants in the program become vested in and entitled to the pro rata portion of their target award at the time of the change of control. The Cardinal Health MIPs do not provide for payments upon a change of control of Cardinal Health.

Additional Assumptions and Valuation Methodology. For purposes of the tables below, the following assumptions have been made:

•	the date of termination of employment is June 30, 2008, the end of our most recent fiscal year; and

•	the price of Cardinal Health common shares on the date of termination is $51.58 per share, the closing price of Cardinal Health common shares reported by the NYSE on June 30, 2008.

The accelerated vesting of stock options is valued as the difference between the closing price of Cardinal Health shares on June 30, 2008 and the exercise price for each option for which vesting is accelerated. The accelerated vesting of RSUs/restricted shares is valued by multiplying the closing price of Cardinal Health common shares on June 30, 2008 times the number of RSUs/restricted shares whose vesting is accelerated.

With respect to Cardinal Health’s fiscal 2008-2010 long-term incentive cash program, assumptions have been made that the performance criteria have been met and the target incentive is paid in full for the fiscal 2008 portion of the performance period. With respect to Cardinal Health’s fiscal 2006-2008 long-term incentive cash program, the performance criteria were not met at June 30, 2008, and no payout has been assumed under the program, other than in connection with a change of control. With respect to the Cardinal Health MIPs, the assumption is that the performance criteria have been met and the target incentive is paid.

The tables below reflect amounts that would become payable to the named executives under existing Cardinal Health plans and employment agreements and arrangements. Benefits that are available to all Cardinal Health salaried employees on retirement, death or disability, including 401(k) savings plan and other deferred compensation distributions, group and supplemental life insurance benefits and short-term and long-term disability benefits are not included. Please see the Nonqualified Deferred Compensation table for payments or benefits payable in connection with triggering events. Under the Cardinal Health DCP, some contributions made by Cardinal Health and other account credits are subject to vesting provisions requiring that the participant has completed three years of service with Cardinal Health. If the participant terminates employment with Cardinal Health due to retirement, death or disability or there has been a change of control, all amounts subject to such vesting requirements will vest. The tables below include only increased payments and the value of vesting and acceleration under the Cardinal Health DCP in connection with the triggering events.

The actual amounts that would be paid upon a named executive’s termination of employment or in connection with a change in control can be determined only at the time of any such event. Due to the number of factors that affect the nature and amount of any benefits provided upon the events discussed below, any actual amounts paid or distributed may be higher or lower than reported below. In addition, in connection with any actual termination of employment or change in control transaction, Cardinal Health or we may determine to enter into one or more agreements or to establish arrangements providing additional benefits or amounts, or altering the terms of benefits described below. Other factors that could affect the amounts reported below include the time during the year of any such event, the Cardinal Health share price and the named executive’s age and years of service. The separation from Cardinal Health will not trigger any payments or benefits that are payable or receivable upon a named executive’s termination of employment or in connection with a change in control.

The following table describes the potential compensation upon termination or a change in control for David L. Schlotterbeck, our expected Chairman of the Board and Chief Executive Officer.

				Change of Control(5)
		Termination			With
	Involuntary	by the	Termination		Termination
Executive Benefits	Termination	Executive-	due to		Without Cause or
and Payments Upon	Without	With or Without	Death or	Without	With or Without
Termination(1)	Cause(2)	Good Reason(2)(3)	Disability(4)	Termination	Good Reason

Compensation:
Cash Severance	$0	$745,000	$0	$0	$745,000
FY 2008 MIP	$741,503	$741,503	$741,503	$0	$741,503
Long-Term Performance Incentives:
Incentive Cash Programs	$0	$290,463	$290,463	$2,771,072	$2,771,072
Stock Options (Accelerated Vesting)(6)	$0	$0	$0	$0	$0
Restricted Share Units (Accelerated Vesting)(7)	$0	$0	$790,257	$790,257	$790,257
Total:	$741,503	$1,776,966	$1,822,223	$3,561,329	$5,047,832

(1)	For purposes of this table, Mr. Schlotterbeck’s compensation is assumed to be as follows: base salary equal to $745,000; annual target incentive opportunity under the Cardinal Health MIPs to be $741,503; pro rata target opportunity under Cardinal Health’s fiscal 2008-2010 long-term incentive cash program for the year ended June 30, 2008 to be $290,463; and target opportunity under Cardinal Health’s fiscal 2006-2008 long-term incentive cash program to be $2,480,609. Mr. Schlotterbeck is bound by the terms of a non-solicitation provision, which prohibits Mr. Schlotterbeck from soliciting officers or employees of Cardinal Health for a period of 12 months following his termination of employment. Mr. Schlotterbeck is also bound by the terms of a confidentiality provision in the agreement. Mr. Schlotterbeck is subject to covenants against disclosure of confidential information, disparagement and recruitment of employees in the stock option and RSU agreements Cardinal Health has entered into with him.

The employment agreement that we expect to enter into with Mr. Schlotterbeck in connection with the separation will prohibit Mr. Schlotterbeck from disclosing confidential information, soliciting or recruiting our employees, representatives, officers or directors, or soliciting our customers or potential customers, and investing in or becoming an employee of or otherwise counsel to any of our competitors. These covenants will apply during the period in which he is our employee and for a period of two years following termination of his employment.

(2)	In April 2009, Mr. Schlotterbeck became eligible to receive retirement benefits. Upon retirement, a pro rata portion of all unvested options and RSUs that have been held by Mr. Schlotterbeck for at least 6 months will vest, and vested options will remain exercisable through the remaining term of the option. Additionally, Mr. Schlotterbeck will be entitled to payments under the Cardinal Health MIP and long-term incentive cash programs, prorated based upon the length of time that Mr. Schlotterbeck was employed during the performance period.

The employment agreement that we expect to enter into with Mr. Schlotterbeck in connection with the separation will provide that if we terminate his employment without “cause”, or if he terminates employment with us for “good reason” and he executes a standard release of claims, we will pay him cash severance equal to two times the sum of his annual base salary and his target bonus in 24 equal monthly installments, starting 6 months after his termination. We will also pay him a pro rata bonus for the year of termination based on actual achievement of the performance objectives and the premiums for COBRA continuation coverage of medical benefits under our group health plan until the earlier of the date he becomes covered under another employer’s health plan or the end of the 18 month COBRA period. In addition, the retention equity awards granted to him under the employment agreement would become fully vested with options becoming exercisable and the RSUs becoming payable in equal installments on the date of termination and the first and second anniversaries of his date of termination and the annual equity awards of stock options would become fully and immediately exercisable and annual equity awards of RSUs would be payable upon termination, except that any performance share units would be paid based on actual performance compared to target under the terms of the awards. If Mr. Schlotterbeck terminates his employment without “good reason” at or after age 65, he will be entitled to receive the pro rata bonus for the year of termination based on actual performance, and because he will be retirement-eligible under the terms of our 2009 Long-Term Incentive Plan, all outstanding annual equity awards will continue to become exercisable and be paid in accordance with their terms. If we terminate Mr. Schlotterbeck’s employment for “cause”, we will not pay any severance benefits and the retention equity awards and all other outstanding equity awards will be immediately forfeited and terminated.

For purposes of the employment agreement, “cause” is expected to be defined to mean: the willful and continued failure to perform substantially his duties (other than any such failure resulting from incapacity due to physical or mental illness), after our written demand for substantial performance, the willful engaging in illegal conduct or gross misconduct which is materially and demonstrably injurious to us; conviction of a felony; or a material breach of the restrictive covenants described below, subject to the cure provision described in the agreement. “Good reason” is expected to be mean, without Mr. Schlotterbeck’s written consent, assignment of any duties materially inconsistent in any respect with his position (including status, offices, titles and reporting requirements), authority, duties or responsibilities, or any other action by us which results in a material diminution in such position, authority, duties or responsibilities, excluding for this purpose any action not taken in bad faith and which is remedied by us promptly after receipt of notice from him; our failure to comply with the compensation obligations of the agreement, other than a failure not occurring in bad faith and which is remedied by us promptly after receipt of notice from him; we require him to be based at any office or location more than 10 miles from the current location; any purported termination by us of his employment other than as expressly permitted in the agreement; our failure to require a successor to assume the agreement; or any failure of the board of directors or shareholders to elect him as a member of the Board, or his removal from the board of directors for reasons other than those justifying or requiring such removal under the other provisions of the agreement.

(3)	Under the retention agreement entered into by Mr. Schlotterbeck and Cardinal Health 303, if at any time after June 28, 2006, Mr. Schlotterbeck voluntarily terminates his employment, he will receive a one-time payment equal to his base annual pay as of the date of termination, payable as soon as practicable following the date of termination (or, if subject to Section 409A of the Code, on the six-month anniversary of the date of termination), and he will be entitled to receive a prorated annual bonus payment and a prorated cash payout under any then-applicable cash incentive plan in which he is then participating.

(4)	The employment agreement that we expect to enter into with Mr. Schlotterbeck in connection with the separation is expected to provide that if Mr. Schlotterbeck’s employment is terminated due to his death or disability, he would receive accrued but unpaid compensation through the date of termination, a pro rata bonus for the year of termination based on actual performance measured against the performance criteria established by our Compensation Committee for that year, the retention equity award granted to him under the employment agreement would become fully vested, and the retention award and all annual equity awards would be immediately exercisable in the case of stock options and payable in the case of RSUs, except that any annual equity awards that are performance share units would be paid based on actual performance compared to target under the terms of the award. If Mr. Schlotterbeck terminates his employment without “good reason” at or after age 65, he will be entitled to receive the pro rata bonus for the year of termination based on actual performance, and because he will be retirement-eligible under the terms of our 2009 Long-Term Incentive Plan, all outstanding annual equity awards will continue to become exercisable and be paid in accordance with their terms. If we terminate Mr. Schlotterbeck’s employment for “cause” (as defined in the employment agreement), we will not pay any severance benefits and the retention awards and all other outstanding equity awards will be immediately forfeited and terminated.

(5)	In the event of a change of control under the Cardinal Health plans discussed above, Mr. Schlotterbeck would be entitled to the accelerated vesting of all outstanding equity awards. A change of control of Cardinal Health without termination of employment does not trigger additional cash payments to Mr. Schlotterbeck, other than under Cardinal Health’s long-term incentive cash program. If Mr. Schlotterbeck’s employment is terminated following a change of control, Mr. Schlotterbeck would be entitled to receive the compensation in connection with such termination in the amounts he would otherwise be entitled to receive for the particular termination event, as described in this table.

The employment agreement that we expect to enter into with Mr. Schlotterbeck in connection with the separation is expected to provide that if Mr. Schlotterbeck receives any payments that are subject to the excise tax imposed on “parachute payments” under the Code, we will pay him a gross-up payment so that he retains an amount of the gross-up payment equal to the excise tax, after payment of all taxes on that gross-up payment.

(6)	Assumes the accelerated vesting of 69,746 stock options.

(7)	Assumes the accelerated vesting of 15,321 RSUs.

The following table describes the potential compensation upon termination or a change in control for Dwight Winstead, our expected Chief Operating Officer.

				Change of Control(4)
					With Termination
		Involuntary			Without
Executive Benefits		Termination	Termination		Cause or
and Payments Upon		Without	due to	Without	With or Without
Termination(1)	Retirement(2)	Cause(3)	Death or Disability	Termination	Good Reason

Compensation:
Cash Severance	$0	$1,138,500	$0	$0	$1,138,500
FY 2008 MIP	$565,884	$565,884	$565,884	$0	$565,884
Long-Term Performance Incentives:
Incentive Cash Programs	$165,264	$165,264	$165,264	$2,069,130	$2,069,130
Stock Options (Accelerated Vesting)(5)	$0	$0	$0	$0	$0
Restricted Share Units (Accelerated Vesting)(6)	$591,416	$591,416	$864,687	$864,687	$864,687
Total:	$1,322,564	$2,461,064	$1,595,835	$2,933,817	$4,638,201

(1)	For purposes of this table, Mr. Winstead’s compensation is assumed to be as follows: base salary equal to $569,250; annual target incentive opportunity under the Cardinal Health MIPs to be $565,884; pro rata target opportunity under Cardinal Health’s fiscal 2008-2010 long-term incentive cash program for the year ended June 30, 2008 to be $165,264; and target opportunity under Cardinal Health’s fiscal 2006-2008 long-term incentive cash program to be $1,903,866. Pursuant to his employment agreement, Mr. Winstead is bound by the terms of a non-competition covenant which, among other things, prohibits him from being employed by an entity that competes with Cardinal Health and its subsidiaries, or the Cardinal Group, for a period of 12 months after his termination of employment, or the Winstead Restricted Period. During the Winstead Restricted Period, Mr. Winstead also is prohibited from soliciting, servicing or accepting on behalf of a competitor of the Cardinal Group, the business of any customer of the Cardinal Group at the time of Mr. Winstead’s employment or date of termination, or any potential customer of the Cardinal Group which Mr. Winstead knew to be an identified, prospective purchaser of services or products of the Cardinal Group. Mr. Winstead is subject to covenants against disclosure of confidential information, disparagement and recruitment of employees in the stock option and RSU/restricted shares agreements Cardinal Health has entered into with him.

(2)	Upon retirement, a pro rata portion of all unvested options, RSUs and restricted shares that have been held by Mr. Winstead for at least 6 months will vest, and vested options will remain exercisable through the remaining term of the option. Additionally, Mr. Winstead will be entitled to payments under the Cardinal Health MIPs and long-term incentive cash programs, prorated based upon the length of time that Mr. Winstead was employed during the performance period.

(3)	The employment agreement between Mr. Winstead and Cardinal Health expired on August 23, 2008. However, if Cardinal Health terminated Mr. Winstead’s employment as of June 30, 2008, Mr. Winstead would have been entitled to receive an amount equal to his base salary and target annual bonus for fiscal 2008, payable in 12 equal monthly installments by Cardinal Health.

For purposes of Mr. Winstead’s employment agreement with Cardinal Health, “cause” meant: (a) any willful or grossly negligent conduct by Mr. Winstead that demonstrably and materially injures Cardinal Health, (b) any act by Mr. Winstead of fraud or intentionally misrepresentation or embezzlement, misappropriation or conversion of assets of Cardinal Health or any of its subsidiary, (c) Mr. Winstead being convicted of, confessing to, or becoming the subject of proceedings that provide a reasonable basis for Cardinal Health to believe Mr. Winstead has engaged in, a felony or any crime involving dishonesty or moral turpitude, (d) Mr. Winstead’s intentional and repeated violation of Cardinal Health’s written policies or procedures, (e) Mr. Winstead violating any covenants of his employment agreement against disclosure of confidential information, disparagement, competition, recruitment of Cardinal Health employees, and (f) Mr. Winstead’s willful and continued failure for a significant period of time to perform his duties under his employment agreement.

Since Mr. Winstead meets Cardinal Health’s definition of retirement, if he is terminated involuntarily without cause, he also would be entitled to retirement benefits under the Cardinal Health LTIP, EIP, BEIP and long-term incentive cash program.

(4)	In the event of a change of control under the Cardinal Health plans discussed above, Mr. Winstead would be entitled to the accelerated vesting of all outstanding equity awards. A change of control of Cardinal Health without termination of employment does not trigger additional cash payments to Mr. Winstead, other than under the long-term incentive cash program. If Mr. Winstead’s employment is terminated following a change of control, Mr. Winstead would be entitled to receive the compensation in connection with such termination in the amounts he would otherwise be entitled to receive for the particular termination event, as described in this table.

(5)	Assumes the accelerated vesting of 47,701 stock options for termination due to retirement and “involuntary termination without cause,” and assumes 77,109 stock options for termination due to death or disability or “change of control.”

(6)	Assumes the accelerated vesting of 10,565 RSUs/restricted shares for termination due to retirement and “involuntary termination without cause,” and assumes 16,764 RSUs/restricted shares for termination due to death or disability or “change of control.”

The following table describes the potential compensation upon termination or a change in control for Vivek Jain, our expected President of the Medical Technologies and Services segment.

			Change of Control(2)
	Involuntary			With Termination
Executive Benefits	Termination	Termination		Without Cause or
and Payments Upon	Without	due to	Without	With or Without
Termination(1)	Cause(3)	Death or Disability	Termination	Good Reason(3)

Compensation:
Cash Severance	$0	$0	$0	$0
FY 2008 MIP	$349,672	$349,672	$0	$349,672
Long-Term Performance Incentives:
Incentive Cash Programs	$0	$87,558	$87,558	$87,558
Stock Options (Accelerated Vesting)(4)	$0	$0	$0	$0
Restricted Share Units (Accelerated Vesting)(5)	$670,540	$670,540	$670,540	$670,540
Total:	$1,020,212	$1,107,770	$758,098	$1,107,770

(1)	For purposes of this table, Mr. Jain’s compensation is assumed to be as follows: base salary equal to $450,000; annual target incentive opportunity under the Cardinal Health MIPs to be $349,672; and pro rata target opportunity under Cardinal Health’s fiscal 2008-2010 long-term incentive cash program for the year ended June 30, 2008 to be $87,558. Pursuant to the Confidentiality and Business Protection Agreement that Cardinal Health entered into with Mr. Jain for a period of two years after his termination of employment, he is prohibited from soliciting, servicing or accepting on behalf of a competitor of the Cardinal Group, the business of any customer of the Cardinal Group at the time of Mr. Jain’s employment or date of termination, or any potential customer of the Cardinal Group which Mr. Jain knew to be an identified, prospective purchaser of services or products of the Cardinal Group. Mr. Jain is subject to covenants against disclosure of confidential information, disparagement and recruitment of employees in the stock option and RSU agreements Cardinal Health has entered into with him.

(2)	In the event of a change of control under the Cardinal Health plans discussed above, Mr. Jain would be entitled to the accelerated vesting of all outstanding equity awards. A change of control of Cardinal Health without termination of employment does not trigger additional cash payments to Mr. Jain, other than under Cardinal Health’s long-term incentive cash program. If Mr. Jain’s employment is terminated following a change of control, Mr. Jain would be entitled to receive the compensation in connection with such termination in the amounts he would otherwise be entitled to receive for the particular termination event, as described in this table.

(3)	Under Mr. Jain’s 2008 offer letter, Mr. Jain will be entitled to one year of his base salary and bonus if he is terminated other than for cause. The bonus will be calculated based on the average of his prior two years of bonus.

(4)	Assumes the accelerated vesting of 65,000 stock options. Mr. Jain’s offer letter provides that all unvested stock options granted under his original offer letter shall become immediately vested if he is terminated without cause before August 20, 2010. If Mr. Jain is terminated as a result of the separation between the date of his 2008 offer letter and 15 months after the separation, he will have two years from the date of the separation (or until the expiration of the options, whichever is shorter) to exercise any vested stock options.

(5)	Assumes the accelerated vesting of 13,000 RSUs. Mr. Jain’s offer letter provides that all unvested RSUs granted under his original offer letter shall be immediately vested if he is terminated without cause before August 20, 2010.

The following table describes the potential compensation upon termination or a change in control for Carol Zilm, our expected President of the Critical Care Technologies segment.

			Change of Control(2)
				With Termination
Executive Benefits and	Involuntary			Without Cause or
Payments Upon	Termination	Termination due to		With or Without
Termination(1)	Without Cause	Death or Disability	Without Termination	Good Reason

Compensation:
Cash Severance	$0	$0	$0	$0
FY 2008 MIP	$304,221	$304,221	$0	$304,221
Long-Term Performance Incentives:
Incentive Cash Programs	$0	$77,123	$799,913	$799,913
Stock Options (Accelerated Vesting)(3)	$0	$0	$0	$0
Restricted Shares (Accelerated Vesting)(4)	$0	$312,781	$312,781	$312,781
Benefits and Perquisites:
Deferred Compensation	$0	$11,880	$11,880	$11,880
Total:	$304,221	$706,005	$1,124,574	$1,428,795

(1)	For purposes of this table, Ms. Zilm’s compensation is assumed to be as follows: base salary equal to $410,000; annual target incentive opportunity under the Cardinal Health MIPs to be $304,221; pro rata target opportunity under Cardinal Health’s fiscal 2008-2010 long-term incentive cash program for the year end June 30, 2008 to be $77,123; and target opportunity under Cardinal Health’s fiscal 2006-2008 long-term incentive cash program to be $722,790. Ms. Zilm is subject to covenants against disclosure of confidential information, disparagement and recruitment of employees in the stock option and restricted shares agreements Cardinal Health has entered into with her.

(2)	In the event of a change of control under Cardinal Health’s plans discussed above, Ms. Zilm would be entitled to the accelerated vesting of all outstanding equity awards. A change of control of Cardinal Health without termination of employment does not trigger additional cash payments to Ms. Zilm, other than under Cardinal Health’s long-term incentive cash program. If Ms. Zilm’s employment is terminated following a change of control, Ms. Zilm would be entitled to receive the compensation in connection with such termination in the amounts she would otherwise be entitled to receive for the particular termination event, as described in this table.

(3)	Assumes the accelerated vesting of 35,937 stock options.

(4)	Assumes the accelerated vesting of 6,064 restricted shares.

Director Compensation

Our Director Compensation Following the Separation. We have not yet established arrangements to compensate our directors for their services to us following the separation. However, we expect that compensation for our non-employee directors will be comprised of an annual cash retainer and an annual equity award in the form of RSUs. In addition, we expect to grant new directors, including the directors who will be joining our board following the completion of the separation, a one-time equity award in the form of RSUs in connection with their election to the board. Set out below is a discussion of the compensation arrangements that were in place for Cardinal Health directors for fiscal 2008 and the compensation paid to Messrs. Francis, Losh and O’Halleran, who are current directors of Cardinal Health and are expected to become our directors.

Cardinal Health Compensation Philosophy. The Cardinal Health Compensation Committee receives comparative market data and recommendations from its compensation consultant with regard to the structure of its non-management director compensation and the amounts paid to the non-management directors. The Cardinal Health Compensation Committee established the relative weighting of the stock-based awards for fiscal 2008 as 65% to be delivered in stock options and 35% in RSUs.

Cardinal Health Compensation Arrangements. The table below shows the elements and amount of compensation Cardinal Health pays to its non-management directors.

	July 1, 2007 through	November 7, 2007
Compensation Element	November 6, 2007	through June 30, 2008

Annual Retainer	$70,000	$75,000
Equity Grants(1) RSUs	$30,000	$42,000
Stock Options	(2)	$78,000
Committee Chairperson Annual Retainers:
Audit Committee	$15,000	$18,000
Compensation Committee	$8,000	$10,000
Nominating and Governance Committee	$6,000	$10,000
Audit Committee Member Annual Retainer	$2,000	$2,000
Presiding Director Annual Retainer	$15,000	$20,000
Excess Meeting Fees(3):
Full Day Special Meeting	$1,500	$1,500
Half Day Special Meeting	$750	$750

(1)	Each new Cardinal Health non-management director receives an equity award grant upon initially being appointed or elected to the Cardinal Health Board and an annual equity award grant on the date of Cardinal Health’s annual meeting of shareholders. The equity award grants are comprised of an option to acquire a number of Cardinal Health common shares with a value of $78,000, based upon Cardinal Health’s standard method for valuing stock options for financial accounting purposes (assuming the option is held to term), and a RSU grant of the number of Cardinal Health RSUs equal to $42,000, divided by the closing share price of Cardinal Health common shares on the grant date. Both the option and RSUs vest in full one year from grant, except that if the subsequent year’s Cardinal Health annual meeting is less than one year from grant, then they vest on the date of the subsequent year’s Cardinal Health annual meeting. Options are granted with an exercise price equal to the closing price on the NYSE of a Cardinal Health common share on the grant date and are exercisable for seven years from the grant date. RSUs are settled in Cardinal Health common shares. Cardinal Health accrues dividend equivalents on RSUs and pays the accumulated cash dividend equivalents on vesting of the RSUs.

(2)	Option awards granted between July 1, 2007 and November 6, 2007 were comprised of an option to acquire common shares equal to $210,000 divided by the closing price of Cardinal Health shares on the grant date.

(3)	“Excess Meetings” are those meetings attended, during the year following each Cardinal Health annual meeting of shareholders, after the director has attended a number of meetings equal to the number of regular quarterly board meetings and regular committee meetings associated with regular quarterly board meetings plus two, and excludes meetings attended by a non-committee member and written actions. Excess Meeting fees will not exceed $25,000 in any year. Prior to payment, excess meeting fees must be approved by the Cardinal Health Compensation Committee.

When a special committee is formed to address a specific issue, the Cardinal Health board of directors will determine an annual retainer to be paid to the committee members based upon the expected effort required, up to a maximum of $25,000 per project in any fiscal year. In July 2008, the Cardinal Health board of directors formed a Special Committee on Strategy, which we refer to in this information statement as the

“Special Committee,” to work with Cardinal Health management to review strategic options, including the separation. Mr. Francis was a member of the Special Committee. The Cardinal Health board of directors approved a cash retainer to each member of the Committee in the amount of $10,000 for service on the Special Committee.

The above retainer amounts are paid quarterly.

Cardinal Health Option and RSU awards were made in August and November 2007 under the Cardinal Health, Inc. Amended and Restated Outside Director Equity Incentive Plan, as amended, or the Cardinal Health ODEIP, and future Cardinal Health option and RSU awards will be made under Cardinal Health, Inc. 2007 Nonemployee Directors Equity Incentive Plan, or the Cardinal Health 2007 Directors EIP. The Cardinal Health 2007 Directors EIP was approved by the Cardinal Health shareholders in November 2007 and no additional awards will be made under the Cardinal Health ODEIP. The Cardinal Health ODEIP and 2007 Directors EIP provide for grants in the form of Cardinal Health nonqualified stock options, restricted shares and RSUs to members of the Cardinal Health board of directors who are not Cardinal Health employees. These plans are not intended to qualify under Section 401(a) of the Code and are not subject to any of the provisions of ERISA. Under the Cardinal Health ODEIP and 2007 Directors EIP, all unvested options and RSUs become fully vested upon a “change of control” (defined as described above under “— Potential Payment Upon Termination or Change of Control”).

Cardinal Health directors may receive additional compensation for the performance of duties assigned by the Cardinal Health board of directors or its Committees that are considered beyond the scope of the ordinary responsibilities of directors or Committee members. Cardinal Health directors may elect to defer payment of their fees into Cardinal Health DCP, one of the investment alternatives for which is the Cardinal Health stock fund. Deferrals into the Cardinal Health stock fund are valued as if each deferral were invested in Cardinal Health common shares as of the deferral date. For Cardinal Health directors, deferred balances under the Cardinal Health DCP are paid upon termination from board service, death or disability. In all cases, payments generally will commence at least six months after the event triggering the payment. A director also may defer receipt of the Cardinal Health common shares represented by an RSU which would otherwise be settled on the date of vesting until after termination from board service or until a fixed future date. Until Cardinal Health shares are issued, the director is entitled to receive cash payments in an amount equivalent to what would be received if the Cardinal Health shares underlying the RSU were issued to the director.

Cardinal Health also provides transportation or reimburses directors for reasonable out-of-pocket travel expenses incurred in connection with attendance at Cardinal Health board of directors and Committee meetings and attendance at qualifying director education programs. Cardinal Health may reimburse directors for out-of-pocket expenses incurred by the director’s spouse in connection with spousal participation in occasional board-related activities and may “gross-up” or reimburse the director for payment of taxes related to such reimbursement.

Director Compensation Table. The following table sets forth information concerning the compensation for fiscal 2008 awarded by Cardinal Health to individuals who were non-management directors of Cardinal Health and who are expected to become our directors at the time of the separation. All references to stock options and RSUs relate to awards granted by Cardinal Health in regard to Cardinal Health common shares.

		Stock	Option	All Other
	Fees Earned or	Awards	Awards	Compensation
Name	Paid in Cash ($)	($)(1)	($)(2)	($)(3)	Total ($)

Philip L. Francis(4)	$81,000	$54,196	$107,918	$1,042	$244,156
J. Michael Losh(5)	$91,940	$38,017	$77,044	$126	$207,127
Michael D. O’Halleran	$79,500	$38,017	$77,044	$527	$195,088

(1)	These awards are RSUs granted under the Cardinal Health ODEIP. This dollar amount is the amount Cardinal Health recognized for financial statement reporting purposes during fiscal 2008 under FAS 123(R) (without regard to estimates of forfeitures related to service-based vesting), rather than an amount paid to or realized by the named director. Cardinal Health valued its RSUs as of the grant date by multiplying the closing price of the Cardinal Health common shares on the NYSE on that date times the number of RSUs awarded. Cardinal Health recognizes the grant date fair value as an expense over the vesting period of the award. The grant date fair value per share for RSUs granted on November 7, 2007 was $60.45 per share. At June 30, 2008, the aggregate number of RSUs outstanding and held by each director was: Mr. Francis — 1,716; Mr. Losh — 1,168; and Mr. O’Halleran — 695.

(2)	These awards are non-qualified stock options granted under the Cardinal Health ODEIP. This dollar amount is the amount Cardinal Health recognized for financial statement reporting purposes during fiscal 2008 under FAS 123(R) (without regard to estimates of forfeitures related to service-based vesting), rather than an amount paid to or realized by the named director. Cardinal Health utilized a lattice model to provide a grant date fair value. Cardinal Health recognizes the grant date fair value as an expense over the vesting period of the award. The lattice model incorporates a number of assumptions. The following range of assumptions were used to determine the fair value of the options granted to each director: expected option life: 7 years; dividend yield: 0.55% to 0.79%; risk-free interest rate: 4.12% to 4.78%; and expected volatility: 27%. The grant date fair value per share for options granted on November 7, 2007 was $19.97 per share. At June 30, 2008, the aggregate number of option awards outstanding and held by each director was as follows: Mr. Francis — 10,484; Mr. Losh — 241,839; and Mr. O’Halleran — 34,704.

(3)	The amounts included in the column are all “gross ups” or other amounts reimbursed by Cardinal Health during the fiscal year for the payment of taxes. The aggregate value of perquisites and other personal benefits or property paid to the director is less than $10,000, and therefore no value is included in the table with respect to perquisites or other personal benefits.

(4)	Includes the annual equity award and the equity award grant upon initially being appointed or elected to the Cardinal Health board of directors in 2006.

(5)	During fiscal 2005, Cardinal Health entered into an employment agreement with Mr. Losh pursuant to which Cardinal Health agreed to employ Mr. Losh as Chief Financial Officer on an interim basis commencing in July 2004 and ending in May 2005. As compensation for the services, Mr. Losh received an option to purchase 210,000 shares of Cardinal Health shares at an exercise price of $44.00 per share, the closing price of the Cardinal Health common shares on July 27, 2004. The option became exercisable in full on July 27, 2007.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Procedures for Approval of Related Person Transactions

Our board of directors is expected to adopt a written Related Person Transaction Policy and Procedures.

This policy will require the approval or ratification by the Audit Committee of any transaction or series of transactions exceeding $120,000 in any calendar year, in which we are a participant and any related person has a direct or indirect material interest. Related persons include our directors, nominees for election as a director, persons controlling over 5% of our common stock and executive officers and the immediate family members of each of these individuals.

Once a transaction has been identified as requiring such approval, the Audit Committee will review all of the relevant facts and circumstances and approve or disapprove of the transaction. The Audit Committee will take into account such factors as it considers appropriate, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances, the extent of the related person’s interest in the transaction and whether the transaction would be likely to impair (or create an appearance of impairing) the judgment of a director or executive officer to act in the best interests of the company.

If advance Audit Committee approval of a transaction is not feasible, the transaction will be considered for ratification at the Audit Committee’s next regularly scheduled meeting. If a transaction relates to a director, that director will not participate in the Audit Committee’s deliberations. In addition, the Audit Committee Chairman may pre-approve or ratify any related person transactions in which the aggregate amount is expected to be less than $1 million.

Related Person Transactions

Since July 1, 2005, there have been no transactions, or currently proposed transactions, in which we were or are to be a participant involving an amount exceeding $120,000, and in which any related person had or will have a direct or indirect material interest, except as described below.

Employment of Family Members. The spouse of Mr. Winstead, our expected Chief Operating Officer, was employed as President, Integrated Provider Solutions of Cardinal Health until June 30, 2006. Her employment terminated pursuant to a severance agreement that, among other things, provided that she would receive severance payments until June 30, 2007 and fiscal 2006 bonus. She received payments of approximately $360,000 in fiscal 2006, $585,000 in fiscal 2007 and $6,000 in fiscal 2008.

Agreements with Cardinal Health. For a discussion of certain agreements we will enter into with Cardinal Health in connection with the separation, see “Our Relationship with Cardinal Health Following the Distribution.”

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Before the separation, all of the outstanding shares of our common stock will be owned beneficially and of record by Cardinal Health. The following table sets forth information, immediately following the completion of the separation calculated as of March 31, 2009, based upon the distribution of 0.5 shares of our common stock for each common share of Cardinal Health, regarding, (1) each person who is known by us who will beneficially own more than 5% of our common stock, (2) each expected director, director nominee and named executive and (3) all of our expected directors, director nominees and executive officers as a group. The address of each director, director nominee and executive officer shown in the table below is c/o CareFusion Corporation, 3750 Torrey View Court, San Diego, California 92130.

	Beneficial Ownership
	of Our Common	Percent of
Name and Address of Beneficial Owner	Stock	Class

Cardinal Health, Inc.(1)	44,719,100	19.9
Dodge & Cox(2)	19,983,131	8.9
Capital Research Global Investors(3)	12,213,000	5.4
AXA Financial Inc.(4)	11,680,357	5.3
David L. Schlotterbeck(6)(7)(11)	159,351	*
Edward Borkowski	0	*
Dwight Winstead(6)	143,985	*
Vivek Jain(6)	12,307	*
Carol Zilm(6)	24,744	*
Philip L. Francis(5)(8)(9)	10,500	*
Robert F. Friel	0	*
Jacqueline B. Kosecoff, Ph.D.	0	*
J. Michael Losh(5)(8)(10)	126,179	*
Gregory T. Lucier	0	*
Edward D. Miller, M.D.	0	*
Michael D. O’Halleran(5)	20,167	*
Robert P. Wayman	0	*
All directors and executive officers as a group (15 persons)(12)	558,413	*

*	Less than 1%.

(1)	The address of Cardinal Health is 7000 Cardinal Place, Dublin, Ohio 43017. For a description of certain voting arrangements relating to the shares of our common stock retained by Cardinal Health, see “Our Relationship with Cardinal Health Following the Distribution — Agreements with Cardinal Health — Stockholder’s and Registration Rights Agreement.” Cardinal Health will retain no more than 19.9% of our total shares of common stock outstanding.

(2)	Based on information obtained from a Schedule 13G/A for Cardinal Health common shares filed with the SEC on February 11, 2009 by Dodge & Cox and inquiries made by us of Dodge & Cox. Based on those filings and inquiries, we are unable to identify the natural persons with voting and/or dispositive power over the shares held by such entity. The address of Dodge & Cox is 555 California Street, 40th Floor, San Francisco, California. Dodge & Cox reported that, as of December 31, 2008, it had sole voting power with respect to 37,560,432 common shares of Cardinal Health, shared voting power with respect to 96,100 common shares of Cardinal Health and sole dispositive power with respect to 37,560,432 Cardinal Health common shares and that the Cardinal Health shares are beneficially owned by clients of Dodge & Cox, which clients may include registered investment companies and/or employee benefit plans, pension funds, endowment funds or other institutional clients. The number of Cardinal Health common shares held by Dodge & Cox may have changed since the filing of the Schedule 13G/A.

(3)	Based on information obtained from a Schedule 13G for Cardinal Health common shares filed with the SEC on February 13, 2009 by Capital Research Global Investors, a division of Capital Research and Management Company and inquiries made by us of Capital Research Global Investors. Based on those filings and inquiries, we are unable to identify the natural persons with voting and/or dispositive power over the shares held by such entity. The address of Capital Research Global Investors is 333 South Hope Street, Los Angeles, California 90071. Capital Research Global Investors reported that, as of December 31, 2007, it had sole voting power with respect to 8,451,000 common shares of Cardinal Health and sole dispositive power with respect to 24,426,000 Cardinal Health common shares. Capital Research Global Investors disclaims beneficial ownership of all such shares. The number of Cardinal Health common shares held by Capital Research Global Investors may have changed since the filing of the Schedule 13G.

(4)	Based on information obtained from a Schedule 13G jointly filed with the SEC on February 13, 2009 by AXA Assurances I.A.R.D Mutuelle and AXA Assurances Vie Mutuelle, as a group, which we refer to collectively as the “Mutuelles AXA,” AXA and AXA Financial, Inc and inquiries made by us of Alliance Bernstein. Based on those filings and inquiries, we are unable to identify the natural persons with voting and/or dispositive power over the shares held by such entities. The Mutuelles AXA, as a group, control AXA, and AXA owns AXA Financial, Inc. Their addresses are: the Mutuelles AXA — 26, rue Drouot, 75009 Paris, France; AXA — 25, avenue Matignon, 75008 Paris, France; and AXA Financial — 1290 Avenue of the Americas, New York, New York 10104. Alliance Bernstein L.P. and AXA Equitable Life Insurance Company are subsidiaries of AXA Financial, Inc. and operate under independent management and make independent voting and investment decisions. The stock ownership of the Mutuelles AXA, AXA and AXA Financial, Inc., based on information supplied in the Schedule 13G, is provided in the following table. The number of common shares held by the Mutuelles AXA, AXA and AXA Financial, Inc. may have changed since the filing of the Schedule 13G.

	(i)	(ii)	(iii)	(iv)
	Deemed to	Deemed to	Deemed to	Deemed to
	have Sole	have Shared	have Sole	have Shared
	Power to	Power to	Power to	Power to
	Vote or to	Vote or to	Dispose or to	Dispose or to
	Direct	Direct	Direct the	Direct the
	the Vote	the Vote	Disposition	Disposition

The Mutuelles AXA, as a group	0	0	0	0
AXA	0	0	0	0
AXA Entity or Entities:
AXA Investment Managers Paris (France)	7,289	0	7,289	0
AXA Konzern AG (Germany	720	0	720	0
AXA Rosenberg Investment Management LLC	25,490	0	66,618	0
AXA Framlington	90,000	0	90,000	0
AXA Financial, Inc.	0	0	0	0
Subsidiaries of AXA Financial, Inc.:
Alliance Bernstein L.P., an investment adviser	18,626,091	0	23,388,494	0
AXA Equitable Life Insurance Company, an insurance company and investment adviser	7,294	0	77,594	0

	18,756,884	0	23,630,715	0

(5)	Common stock and the percent of class listed as being beneficially owned by the listed director nominees include (a) outstanding options to purchase common stock that are currently exercisable or will be exercisable within 60 days of March 31, 2009, as follows: Mr. Francis — 10,484 shares; Mr. Losh — 239,679 shares; and Mr. O’Halleran — 31,876 shares.

(6)	Common stock and the percent of class listed as being beneficially owned by our named executive officers include outstanding options to purchase common stock that are currently exercisable or will be exercisable within 60 days of March 31, 2009, as follows: Mr. Schlotterbeck — 270,737 shares; Mr. Winstead — 225,681; Mr. Jain — 21,666; and Ms. Zilm — 25,212.

(7)	Common stock and the percent of class listed as being beneficially owned by our named executive officers include common stock in our Employee Stock Purchase Plan as of March 31, 2009, as follows: Mr. Schlotterbeck — 1,613 shares.

(8)	Common stock and the percent of class listed as being beneficially owned by the listed director nominees includes phantom stock held under our Deferred Compensation Plan as of March 31, 2009, as follows: Mr. Francis — 666 shares; and Mr. Losh — 3,575 shares.

(9)	Includes 1,950 common stock held by Mr. Francis’ spouse for their daughter, and 7,000 shares held by a trust.

(10)	Includes 1,500 common stock held in trust for the benefit of Mr. Losh’s daughters.

(11)	Includes 375 common stock held by Mr. Schlotterbeck’s spouse.

(12)	Common stock and percent of class listed as being beneficially owned by all executive officers and listed director nominees as a group include outstanding options to purchase an aggregate of 923,953 common stock that are currently exercisable or will be exercisable within 60 days of March 31, 2009.

THE DISTRIBUTION

Background

In 2008, the management of Cardinal Health commenced a review of long-term strategy for Cardinal Health’s businesses in furtherance its stated goal of building an industry-leading medical technology business. On September 29, 2008, Cardinal Health announced that it intended to separate its clinical and medical products businesses from its remaining businesses, including its health care supply chain services businesses. Cardinal Health announced that it intended to effect the separation through a pro rata distribution of the common stock of an entity holding the assets and liabilities associated with the clinical and medical products businesses. A key part of this process was the reorganization and the consolidation of Cardinal Health’s businesses into two primary operating and reportable segments, Clinical and Medical Products and Healthcare Supply Chain Services, to reduce costs and align resources with the needs of each segment.

On July 10, 2009, the Cardinal Health board of directors approved the distribution of 80.1% or more of the issued and outstanding shares of common stock of CareFusion on the basis of 0.5 shares of our common stock for each Cardinal Health common share held on the record date. Following the distribution, Cardinal Health will retain no more than 19.9% of our common stock. Under the private letter ruling, Cardinal Health is required to dispose of these shares of our common stock no later than five years after the distribution and Cardinal Health currently intends to dispose of its CareFusion shares in an orderly fashion.

On August 31, 2009, the distribution date, each Cardinal Health shareholder will receive 0.5 shares of our common stock for each Cardinal Health common share held at the close of business on the record date, as described below. Immediately following the distribution, Cardinal Health shareholders will own 80.1% or more of our outstanding common stock and Cardinal Health will own no more than 19.9% of our outstanding common stock. You will not be required to make any payment, surrender or exchange your Cardinal Health common shares or take any other action to receive your shares of our common stock in the distribution. The distribution of our common stock as described in this information statement is subject to the satisfaction or waiver of certain conditions. For a more detailed description of these conditions, see “— Conditions to the Distribution” below.

Reasons for the Distribution

The Cardinal Health board of directors determined that the separation of the clinical and medical products businesses from the healthcare supply chain services businesses would be in the best interests of Cardinal Health and its shareholders and approved the plan of separation. A wide variety of factors were considered by the Cardinal Health board of directors in evaluating the separation. Among other things, the Cardinal Health board of directors considered the following potential benefits of the separation:

•	Management focus — The separation will allow management of both companies to sharpen their strategic visions and enhance management focus. In addition, the separation would permit both companies to concentrate their financial resources solely on their own operations, which Cardinal Health believes will allow the companies to deliver maximum value to their customers and shareholders over time. For example, whereas Cardinal Health may seek to focus its investments in its core capabilities and information technology structure, CareFusion, as a technology business, may seek to make investments in the research and development of new and innovative products and to expand through acquisitions of related businesses (including internationally). The separation will provide each company with the flexibility needed to pursue its own goals and serve its own needs.

•	Capital allocation — The separation will provide CareFusion and Cardinal Health with improved opportunities to access and allocate capital, allow greater ability to make more focused investments in their respective growth areas, as well as resolve the current competition for capital among Cardinal Health and its investors. Cardinal Health’s healthcare supply chain services businesses generally have lower profit margins but higher cash flow compared to CareFusion’s clinical and medical products businesses. Because of the higher cash flow associated with the healthcare supply chain services businesses, Cardinal Health believes that these businesses, instead of the clinical and medical products businesses, largely drive investors’ expectation and current basis for investing. Given this focus on the healthcare supply chain services business, in order to satisfy investors’ expectations for current cash returns in the form of dividends or stock repurchases, under the current combined structure, Cardinal Health has not been able to invest as much in research and development for the clinical and medical products businesses as it might have if such businesses were operated on a stand alone basis. The separation will therefore enable the clinical and medical products businesses that will be held by CareFusion to make more focused investments that match its businesses needs.

•	Management incentives — Separating CareFusion from Cardinal Health will provide each company with the flexibility to establish appropriate compensation policies to best motivate employees and attract and retain talent. Over the years, given the higher cash flow associated with the healthcare supply chain businesses, Cardinal Health believes that the equity capital markets have tended to evaluate Cardinal Health common shares based on the healthcare supply chain services businesses and have generally given less weight to the clinical and medical products businesses. A hallmark of many technology companies is that equity-based compensation represents a significant component of total compensation, with employees obtaining a rapidly appreciating asset in high-growth stock and the technology companies conserving cash to invest in research and development. Separating the businesses will permit us to use non-cash equity-based compensation reflective of our business’ discrete stock performance to attract and retain talent, and encourage employees to innovate in a highly competitive marketplace. At the same time, the use of equity compensation will enhance our ability to reinvest earnings in research and development and acquisitions. For Cardinal Health, separating the businesses will provide its management with the flexibility to adopt compensation policies tied to its discrete performance objectives in a more meaningful way by, for example, using business metrics reflective of the healthcare supply chain services businesses without distortion from the clinical and medical products businesses.

•	Market value / acquisition currency — Although there can be no assurance, Cardinal Health believes that over time following the separation, the common stock of the two publicly traded companies should have a higher aggregate market value, on a fully distributed basis and assuming the same market conditions, than if Cardinal Health were to remain under its current structure over the same period of time. At the same time, the separation will create an independent equity structure that will facilitate our ability to effect future acquisitions utilizing our common stock.

Neither we nor Cardinal Health can assure you that, following the separation, any of the benefits described above or otherwise will be realized to the extent anticipated or at all.

The Cardinal Health board of directors also considered a number of potentially negative factors in evaluating the separation, including, among others, loss of synergies from operating as one company, increased costs, loss of joint purchasing power, disruptions to the businesses as a result of the separation, the limitations placed on us as a result of the tax matters agreement and other agreements we are expected to enter into with Cardinal Health in connection with the separation, the risk of being unable to realize the expected benefits from the separation, the risk that the plan of separation might not be completed and the one-time and ongoing costs of the separation. The Cardinal Health board of directors concluded that the potential benefits of the separation outweighed these factors.

Formation of a Holding Company Prior to our Distribution

We were formed in Delaware on January 14, 2009, for the purpose of holding Cardinal Health’s clinical and medical products businesses. As part of the plan to separate the clinical and medical products businesses from the healthcare supply chain services business of Cardinal Health, Cardinal Health plans to transfer the equity interests of certain entities that operate the clinical and medical products businesses and other assets and liabilities of the clinical and medical products businesses to us.

When and How You Will Receive the Distribution

With the assistance of Computershare Trust Company N.A., we expect to distribute CareFusion common stock on August 31, 2009, the distribution date, to all holders of outstanding common shares of Cardinal Health on

August 25, 2009, the record date. Computershare Trust Company N.A., which currently serves as the transfer agent and registrar for Cardinal Health’s common shares, will serve as the settlement and distribution agent in connection with the distribution and the transfer agent and registrar for our common stock.

If you own Cardinal Health common shares as of the close of business on the record date, our common stock that you are entitled to receive in the distribution will be issued electronically, as of the distribution date, to you or to your bank or brokerage firm on your behalf in direct registration form. If you are a registered holder, Computershare Trust Company N.A. will then mail you a direct registration account statement that reflects your shares of our common stock. If you hold your shares through a bank or brokerage firm, your bank or brokerage firm will credit your account for the shares. Direct registration form refers to a method of recording share ownership when no physical share certificates are issued to shareholders, as is the case in this distribution. If you sell common shares of Cardinal Health in the “regular-way” market up to and including the distribution date, you will be selling your right to receive shares of our common stock in the distribution.

Commencing on or shortly after the distribution date, if you hold physical share certificates that represent your common shares of Cardinal Health and you are the registered holder of the shares represented by those certificates, the distribution agent will mail to you an account statement that indicates the number of shares of our common stock that have been registered in book-entry form in your name.

Most Cardinal Health shareholders hold their common shares through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the shares in “street name” and ownership would be recorded on the bank or brokerage firm’s books. If you hold your Cardinal Health common shares through a bank or brokerage firm, your bank or brokerage firm will credit your account for the common stock of us that you are entitled to receive in the distribution. If you have any questions concerning the mechanics of having shares held in “street name,” we encourage you to contact your bank or brokerage firm.

Transferability of Shares You Receive

Shares of our common stock distributed to holders in connection with the distribution will be transferable without registration under the U.S. Securities Act of 1933, as amended, or the Securities Act, except for shares received by persons who may be deemed to be our affiliates. Persons who may be deemed to be our affiliates after the distribution generally include individuals or entities that control, are controlled by or are under common control with us, which may include certain of our executive officers, directors or principal stockholders. Securities held by our affiliates will be subject to resale restrictions under the Securities Act. Our affiliates will be permitted to sell shares of our common stock only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 under the Securities Act.

The Number of Shares of CareFusion Common Stock You Will Receive

For each Cardinal Health common share that you own at the close of business on August 25, 2009, the record date, you will receive 0.5 shares of our common stock on the distribution date. Cardinal Health will not distribute any fractional shares of our common stock to its shareholders. Instead, if you are a registered holder, the transfer agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate cash proceeds (net of discounts and commissions) of the sales pro rata (based on the fractional share such holder would otherwise be entitled to receive) to each holder who otherwise would have been entitled to receive a fractional share in the distribution. The transfer agent, in its sole discretion, without any influence by Cardinal Health or us, will determine when, how, through which broker-dealer and at what price to sell the whole shares. Any broker-dealer used by the transfer agent will not be an affiliate of either Cardinal Health or us. Neither we nor Cardinal Health will be able to guarantee any minimum sale price in connection with the sale of these shares. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares.

The aggregate net cash proceeds of these sales will be taxable for U.S. federal income tax purposes. See “Material U.S. Federal Income Tax Consequences” for an explanation of the material U.S. federal income tax consequences of the distribution. If you physically hold certificates for common shares of Cardinal Health and are the registered holder, you will receive a check from the distribution agent in an amount equal to your pro rata share of the aggregate net cash proceeds of the sales. We estimate that it will take approximately two weeks from the distribution date for the distribution agent to complete the distributions of the aggregate net cash proceeds. If you hold your Cardinal Health common shares through a bank or brokerage firm, your bank or brokerage firm will receive, on your behalf, your pro rata share of the aggregate net cash proceeds of the sales and will electronically credit your account for your share of such proceeds.

Results of the Distribution

After our separation from Cardinal Health, we will be an independent, publicly-traded company. The actual number of shares to be distributed will be determined on August 25, 2009, the record date for the distribution, and will reflect any exercise of Cardinal Health options between the date the Cardinal Health board of directors declares the dividend for the distribution and the record date for the distribution. The distribution will not affect the number of outstanding common shares of Cardinal Health or any rights of Cardinal Health’s shareholders. Cardinal Health will not distribute any fractional shares of our common stock.

Before the separation, we will enter into a separation agreement and other agreements with Cardinal Health to effect the separation and provide a framework for our relationship with Cardinal Health after the separation. These agreements will provide for the allocation between Cardinal Health and us of Cardinal Health’s assets, liabilities and obligations (including employee benefits, intellectual property, and tax-related assets and liabilities) attributable to periods prior to our separation from Cardinal Health and will govern the relationship between Cardinal Health and us after the separation. For a more detailed description of these agreements, see “Our Relationship with Cardinal Health Following the Distribution.”

Market for CareFusion Common Stock

There is currently no public trading market for our common stock. We have been authorized to list our common stock on the NYSE under the symbol “CFN.” We have not and will not set the initial price of our common stock. The initial price will be established by the public markets.

We cannot predict the price at which our common stock will trade after the distribution. In fact, the combined trading prices, after the separation, of the shares of our common stock that each Cardinal Health shareholder will receive in the distribution and the common shares of Cardinal Health held at the record date may not equal the “regular-way” trading price of a Cardinal Health share immediately prior to the separation. The price at which our common stock trades may fluctuate significantly, particularly until an orderly public market develops. Trading prices for our common stock will be determined in the public markets and may be influenced by many factors. See “Risk Factors — Risks Related to Our Common Stock — Substantial sales of common stock may occur in connection with this distribution, which could cause our stock price to decline.”

Trading Between the Record Date and Distribution Date

Beginning on or shortly before the record date and continuing up to and including through the distribution date, Cardinal Health expects that there will be two markets in Cardinal Health common shares: a “regular-way” market and an “ex-distribution” market. Cardinal Health common shares that trade on the “regular-way” market will trade with an entitlement to our common shares distributed pursuant to the separation. Cardinal Health common shares that trade on the “ex-distribution” market will trade without an entitlement to our common stock distributed pursuant to the distribution. Therefore, if you sell common shares of Cardinal Health in the “regular-way” market up to and including through the distribution date, you will be selling your right to receive our common stock in the distribution. If you own Cardinal Health common shares at the close of business on the record date and sell those shares on the “ex-distribution” market up to and including through the distribution date, you will receive the shares of our common stock that you are entitled to receive pursuant to your ownership as of the record date of the Cardinal Health common shares.

Furthermore, beginning on or shortly before the record date and continuing up to and including the distribution date, we expect that there will be a “when-issued” market in our common stock. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The “when-issued” trading market will be a market for our common stock that will be distributed to holders of Cardinal Health common shares on the distribution date. If you owned Cardinal Health common shares at the close of business on the record date, you would be entitled to our common stock distributed pursuant to the distribution. You may trade this entitlement to shares of our common stock, without the Cardinal Health common shares you own, on the “when-issued” market. On the first trading day following the distribution date, “when-issued” trading with respect to our common stock will end, and “regular-way” trading will begin.

Conditions to the Distribution

We have announced that the distribution will be effective on August 31, 2009, which is the distribution date, provided that, among other conditions described in this information statement under “Our Relationship with Cardinal Health Following the Distribution — Conditions to the Separation and Distribution,” the following conditions shall have been satisfied or waived:

•	the making of the cash distribution from CareFusion to Cardinal Health prior to the distribution;

•	the completion of the separation, the distribution and the related transactions in accordance with the plan of reorganization set forth in the separation agreement;

•	the private letter ruling from the IRS that Cardinal Health has received to the effect that, among other things, the contribution by Cardinal Health of the assets of the clinical and medical products businesses to us and the distribution will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, shall not have been revoked or modified in any material respect, and Cardinal Health’s receipt of opinions from Weil, Gotshal & Manges LLP and Wachtell, Lipton, Rosen & Katz, co-counsel to Cardinal Health, to the effect that the contribution and distribution will qualify as a transaction that is described in Sections 355(a) and 368(a)(1)(D) of the Code;

•	the SEC declaring effective our registration statement on Form 10, of which this information statement forms a part;

•	all actions and filings necessary or appropriate under applicable federal, state or foreign securities laws shall have been taken and, where applicable, become effective or been accepted by the applicable governmental authority;

•	the transaction agreements relating to the separation shall have been duly executed and delivered by the parties;

•	no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution or any of the related transactions shall be in effect;

•	all of Cardinal Health’s representatives or designees shall have resigned or been removed as officers of CareFusion or its subsidiaries and all of our representatives or designees shall have resigned or been removed as officers of Cardinal Health or its subsidiaries;

•	Cardinal Health’s credit facility amendment in connection with the transactions shall be in full force and effect;

•	no rating agency action that is likely to result in either we or Cardinal Health being downgraded below investment grade after giving effect to the reorganization and the distribution; and

•	no event or development shall have occurred or exist that, in the judgment of Cardinal Health’s board of directors, in its sole discretion, makes it inadvisable to effect the reorganization, the distribution and other related transactions.

As of the date of this information statement, the following additional conditions have been satisfied:

•	the approval for listing on the NYSE of the shares of our common stock to be delivered to Cardinal Health shareholders on the distribution date; and

•	the approval by Cardinal Health’s board of directors of the distribution on July 10, 2009.

Cardinal Health will have the sole and absolute discretion to determine (and change) the terms of, and whether to proceed with, the distribution and, to the extent it determines to so proceed, to determine the record date and the distribution date. Cardinal Health does not intend to notify its shareholders of any modifications to the terms of the separation that, in the judgment of its board of directors, are not material. For example, the Cardinal Health board of directors might consider material such matters as significant changes to the distribution ratio, the assets to be contributed or the liabilities to be assumed in the separation. To the extent that the Cardinal Health board of directors determines that any modifications by Cardinal Health materially change the material terms of the distribution, Cardinal Health will notify Cardinal Health shareholders in a manner reasonably calculated to inform them about the modification as may be required by law, by, for example, publishing a press release, filing a current report on Form 8-K, or circulating a supplement to the information statement.

OUR RELATIONSHIP WITH CARDINAL HEALTH FOLLOWING THE DISTRIBUTION

Following the separation, we and Cardinal Health will operate separately, each as an independent public company. Prior to the separation, we and Cardinal Health will enter into certain agreements that will effect the separation, provide a framework for our relationship with Cardinal Health after the separation and provide for the allocation between us and Cardinal Health of Cardinal Health’s assets, employees, liabilities and obligations (including its investments, property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after our separation from Cardinal Health. The following is a summary of the terms of the material agreements that we intend to enter into with Cardinal Health prior to the separation. When used in this section, “distribution date” refers to the date on which Cardinal Health distributes our common stock to the holders of Cardinal Health common shares.

The material agreements described below will be filed as exhibits to the registration statement on Form 10 of which this information statement is a part, and the summaries of each of these agreements set forth the terms of the agreements that we believe are material. These summaries are qualified in their entireties by reference to the full text of the applicable agreements, which are incorporated by reference into this information statement. The terms of the agreements described below that will be in effect following the separation have not yet been finalized; changes to these agreements, some of which may be material, may be made prior to our separation from Cardinal Health.

The Separation Agreement

The following discussion summarizes the material provisions of the separation agreement. The separation agreement sets forth, among other things, our agreements with Cardinal Health regarding the principal transactions necessary to separate us from Cardinal Health. It also sets forth other agreements that govern certain aspects of our relationship with Cardinal Health after the distribution date. We entered into the separation agreement on July 22, 2009.

Transfer of Assets and Assumption of Liabilities

The separation agreement identifies assets to be transferred, liabilities to be assumed and contracts to be assigned to each of us and Cardinal Health as part of the separation of Cardinal Health into two companies, and it provides for when and how these transfers, assumptions and assignments will occur. In particular, the separation agreement provides, among other things, that, subject to the terms and conditions contained therein:

•	certain assets related to the businesses and operations of Cardinal Health’s clinical and medical products businesses, which we refer to as the “CareFusion Assets,” will be transferred to us or one of our subsidiaries;

•	certain liabilities (including whether accrued, contingent or otherwise) arising out of or resulting from the CareFusion Assets, and other liabilities related to the businesses and operations of Cardinal Health’s clinical and medical products businesses, which we refer to as the “CareFusion Liabilities,” will be retained by or transferred to us or one of our subsidiaries;

•	all of the assets and liabilities (including whether accrued, contingent or otherwise) other than the CareFusion Assets and CareFusion Liabilities (such assets and liabilities, other than the CareFusion Assets and the CareFusion Liabilities, are referred to as the “Excluded Assets” and “Excluded Liabilities,” respectively) will be retained by or transferred to Cardinal Health or one of its subsidiaries;

•	each party will assume liability for a percentage of certain labor and employment-related shared liabilities, which percentage will be determined by the number of employees of each party involved in any such shared liability;

•	certain liabilities (other than taxes which are covered under the tax matters agreement in a similar manner) relating to or arising out of the failure of certain of the transactions described in the private letter ruling request and the opinions of counsel to qualify as a tax-free transaction for U.S. federal income tax purposes will be borne by us and by Cardinal Health based on certain percentages to be determined in accordance with the relative market capitalization of the two companies, except if such failure is attributable to our action or inaction or Cardinal Health’s action or inaction, as the case may be, or any event (or series of events) involving our assets or stock (including any dispositions by Cardinal Health of any shares of our common stock) or the assets or stock of Cardinal Health, as the case may be, in which case the resulting liability will be borne in full by us or Cardinal Health, respectively;

•	certain shared contracts will be assigned, in part to us or our applicable subsidiaries or be appropriately amended;

•	except as otherwise provided in the separation agreement or any other transaction agreements, Cardinal Health will be responsible for any costs or expenses incurred prior to the distribution date in connection with the separation and the costs and expenses relating to legal counsel, financial advisors and accounting advisory work related to the separation; and

•	except as otherwise provided in the separation agreement or other transaction agreements, the corporate costs and expenses incurred after the distribution date relating to the separation will be borne by the party incurring such expenses.

Except as may expressly be set forth in the separation agreement or any other transaction agreements, all assets will be transferred on an “as is,” “where is” basis and the respective transferees will bear the economic and legal risks that (i) any conveyance will prove to be insufficient to vest in the transferee good title, free and clear of any security interest, and (ii) any necessary consents or governmental approvals are not obtained or that any requirements of laws or judgments are not complied with.

Information in this information statement with respect to the assets and liabilities of the parties following the separation is presented based on the allocation of such assets and liabilities pursuant to the separation agreement, unless the context otherwise requires. Certain of the liabilities and obligations to be assumed by one party or for which one party will have an indemnification obligation under the separation agreement and the other transaction agreements relating to the separation are, and following the separation may continue to be, the legal or contractual liabilities or obligations of the other party. Each party that continues to be subject to such legal or contractual liability or obligation will rely on the applicable party that assumed the liability or obligation or the applicable party that undertook an indemnification obligation with respect to the liability or obligation, as applicable, under the separation agreement to satisfy the performance and payment obligations or indemnification obligations with respect to such legal or contractual liability or obligation.

Conditions to the Separation and Distribution

The separation agreement provides that the separation and the distribution are subject to the satisfaction (or waiver by Cardinal Health) of the following conditions:

•	the making of the cash distribution from CareFusion to Cardinal Health prior to the distribution;

•	the completion of the separation, the distribution and the related transactions in accordance with the plan of reorganization set forth in the separation agreement;

•	the private letter ruling from the IRS that Cardinal Health has received to the effect that, among other things, the contribution by Cardinal Health of the assets of the clinical and medical products businesses to us and the distribution will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, shall not have been revoked or modified in any material respect, and Cardinal Health’s receipt of opinions from Weil, Gotshal & Manges LLP and Wachtell, Lipton, Rosen & Katz, co-counsel to Cardinal Health, to the effect that the contribution and distribution will qualify as a transaction that is described in Sections 355(a) and 368(a)(1)(D) of the Code;

•	the SEC declaring effective our registration statement on Form 10, of which this information statement forms a part;

•	all actions and filings necessary or appropriate under applicable federal, state or foreign securities laws shall have been taken and, where applicable, become effective or been accepted by the applicable governmental authority;

•	the transaction agreements relating to the separation shall have been duly executed and delivered by the parties;

•	no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution or any of the related transactions shall be in effect;

•	all of Cardinal Health’s representatives or designees shall have resigned or been removed as officers of CareFusion or its subsidiaries and all of our representatives or designees shall have resigned or been removed as officers of Cardinal Health or its subsidiaries;

•	Cardinal Health’s credit facility amendment in connection with the transactions shall be in full force and effect;

•	no rating agency action that is likely to result in either we or Cardinal Health being downgraded below investment grade after giving effect to the reorganization and the distribution; and

•	no event or development shall have occurred or exist that, in the judgment of Cardinal Health’s board of directors, in its sole discretion, makes it inadvisable to effect the reorganization, the distribution and other related transactions.

There can be no assurance that any or all of these conditions that are outstanding will be met.

As of the date of this information statement, the following additional conditions have been satisfied:

•	the approval for listing on the NYSE of the shares of our common stock to be delivered to Cardinal Health shareholders on the distribution date; and

•	the approval by Cardinal Health’s board of directors of the distribution on July 10, 2009.

Future Claims

In general, each party to the separation agreement will assume liability for all pending, threatened and unasserted legal matters related to its own business or its assumed or retained liabilities and will indemnify the other party for any liability to the extent arising out of or resulting from such assumed or retained legal matters.

Intercompany Accounts

The separation agreement provides that, subject to any provisions in the separation agreement or any other transaction agreement to the contrary, prior to the separation from Cardinal Health, all bank or brokerage accounts owned by us will be de-linked from the Cardinal Health accounts.

Releases

Except as otherwise provided in the separation agreement or any other transaction agreements, each party will release and forever discharge the other party and its respective subsidiaries and affiliates from all liabilities existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the separation from Cardinal Health. The releases will not extend to obligations or liabilities under any agreements between the parties that remain in effect following the separation, which agreements include, but are not limited to, the separation agreement, the transition services agreement, the tax matters agreement, the employee matters agreement, the intellectual property agreements, certain commercial agreements and the transfer documents in connection with the separation.

Indemnification

In addition, the separation agreement provides for cross-indemnities principally designed to place financial responsibility for the obligations and liabilities of our business with us and financial responsibility for the obligations and liabilities of Cardinal Health’s business with Cardinal Health. Specifically, each party will indemnify, defend and hold harmless the other party, its affiliates and subsidiaries and its officers, directors, employees and agents for any losses arising out of or otherwise in connection with:

•	the liabilities that each such party assumed or retained pursuant to the separation agreement (which, in the case of CareFusion, would include the CareFusion Liabilities and, in the case of Cardinal Health, would include the Excluded Liabilities) and the other transaction agreements;

•	any guarantee, indemnification obligation, surety bond or other credit support agreement, arrangement, commitment or understanding for the benefit of such party or its subsidiaries by the other party or any of its subsidiaries that survives following the distribution date; and

•	any breach by such party of the separation agreement or the other transaction agreements.

Legal Matters

Each party to the separation agreement will assume the liability for, and control of, all pending and threatened legal matters related to its own business or its assumed or retained liabilities and will indemnify the other party for any liability arising out of or resulting from such assumed legal matters. In the event of any third-party claims that name both companies as defendants but that do not primarily relate to either our business or Cardinal Health’s business, each party will cooperate with the other party to defend against such claims. In the case of certain labor or employment-related third-party claims where one party is responsible for 70% or more of the liabilities resulting from such claims, such party will assume control of the matter notwithstanding the allocation of a portion of the liabilities to the other party pursuant to the separation agreement.

Insurance

The separation agreement provides for the allocation among the parties of rights and obligations under existing insurance policies with respect to occurrences prior to the separation and sets forth procedures for the administration of insured claims. In addition, the separation agreement allocates between the parties the right to proceeds and the obligation to incur certain deductibles under certain insurance policies. The separation agreement also provides that Cardinal Health will obtain, subject to the terms of the agreement, certain directors and officers insurance policies to apply against certain pre-separation claims, if any.

Further Assurances

To the extent that any transfers contemplated by the separation agreement have not been consummated on or prior to the date of the separation, the parties agree to cooperate to effect such transfers as promptly as practicable following the date of the separation. In addition, each of the parties agree to cooperate with the other party and use commercially reasonable efforts to take or to cause to be taken all actions, and to do, or to cause to be done, all things reasonably necessary under applicable law or contractual obligations to consummate and make effective the transactions contemplated by the separation agreement and the other transaction agreements.

Dispute Resolution

In the event of any dispute arising out of the separation agreement or certain of the other transaction agreements, subject to an accelerated process applicable to certain specified disputes, certain senior executives of the parties will negotiate a resolution within 45 days. If the parties are unable to resolve a dispute in this manner, such dispute will be resolved through mediation pursuant to the CPR Institute for Dispute Resolution Model Mediation Procedure. If the dispute is not resolved by mediation within 30 days of the selection of a mediator (unless the mediator chooses to withdraw sooner), either party may submit the dispute to be finally resolved by binding arbitration pursuant to the procedures set forth in the separation agreement and the CPR Rules for Non-Administered Arbitration as then in effect.

The Distribution

The separation agreement also governs the rights and obligations of the parties regarding the planned distribution. Prior to the distribution, CareFusion will make a cash distribution of approximately $1.4 billion to Cardinal Health.

On the distribution date, Cardinal Health will distribute to its shareholders that hold Cardinal Health common shares as of the record date at least 80.1% of the issued and outstanding shares of our common stock. Shareholders will receive cash in lieu of any fractional shares.

Cardinal Health will transfer all or a portion of the shares of our common stock that it retains following the separation to its creditors or debtholders no later than two years after the distribution date and/or dispose of all or a portion of such shares of our common stock in the open market, through privately negotiated transactions or otherwise, no later than five years after the distribution date.

Other Matters

Other matters governed by the separation agreement include access to financial and other information, confidentiality, access to and provision of records and treatment of outstanding guarantees and similar credit support.

Termination

The separation agreement may be terminated, and the distribution abandoned at any time prior to the distribution by Cardinal Health in its sole discretion, without our approval. In the event of such termination, neither party will have any liability to the other party under the separation agreement.

Stockholder’s and Registration Rights Agreement

Prior to the separation, we and Cardinal Health will enter into a stockholder’s and registration rights agreement pursuant to which we will agree that, upon the request of Cardinal Health, we will use our commercially reasonable efforts to effect the registration under applicable federal and state securities laws of any shares of our common stock retained by Cardinal Health. In addition, Cardinal Health will agree to vote any shares of our common stock that it retains immediately after the separation in proportion to the votes cast by our other stockholders. In connection with such agreement, Cardinal Health will grant us a proxy to vote its shares of our common stock in such proportion. This proxy, however, will be automatically revoked as to a particular share upon any sale or transfer of such share from Cardinal Health to a person other than Cardinal Health, and neither the voting agreement nor proxy will limit or prohibit any such sale or transfer.

Transition Services Agreement

Prior to the separation, we and Cardinal Health will enter into a transition services agreement in connection with the separation to provide each other, on a transitional basis, certain administrative, human resources and support services and other assistance consistent with the services provided by the parties to each other before the separation.

Pursuant to the transition services agreement, we will provide Cardinal Health with various services related to the businesses not transferred to us that had received services from us prior to the separation, including, among others, certain administrative, human resources, enterprise information technology and other support services. Cardinal Health will also provide certain support services to us, including, among others, payroll, human resources, information systems and various other corporate services, as well as procurement and sourcing support. The charges for the transition services generally are intended to allow the providing company to fully recover the costs directly associated with providing the services, plus all out-of-pocket costs and expenses, generally without profit. The charges of each of the transition services will generally be based on either a pre-determined flat fee or an allocation of the cost incurred by the company providing the service, including certain fees and expenses of third-party service providers. The party receiving each transition service will be provided with reasonable information that supports the charges for such transition service by the party providing the service.

We have been preparing for the transition of the services to be provided by Cardinal Health under the transition services agreement from Cardinal Health, or third-party providers on behalf of Cardinal Health, to us. We anticipate that we will be in a position to complete the transition of those services (except for certain information technology-related services) on or before two years following the distribution date.

The services provided under the transition services agreement will terminate at various times specified in the agreement (generally ranging from 6 to 24 months after the completion of the separation, except for certain information technology related services), but the receiving party may terminate certain specified services by giving prior written notice to the provider of such services and paying any applicable termination charge.

Subject to certain exceptions, the liabilities of each party providing services under the transition services agreement will generally be limited to the aggregate charges (excluding any third-party costs and expenses included in such charges) actually paid to such party by the other party pursuant to the transition services agreement. The transition services agreement also provides that the provider of a service shall not be liable to the recipient of such service for any special, indirect, incidental or consequential damages.

Tax Matters Agreement

Prior to the separation, we and Cardinal Health will enter into a tax matters agreement that will govern the parties’ respective rights, responsibilities and obligations with respect to taxes, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings and assistance and cooperation in respect of tax matters. In general, liabilities for taxes allocable to a tax period (or portion thereof) ending on or before the distribution date that are related to assets and activities of the clinical and medical products business will be allocable to us (other than certain state, local and foreign taxes which will be retained by Cardinal Health). Taxes relating to or arising out of the failure of certain of the transactions described in the private letter ruling request and the opinions of counsel to qualify as a tax-free transaction for U.S. federal income tax purposes will be borne by us and Cardinal Health based on certain percentages to be determined in accordance with the relative market capitalization of the two companies, except if such failure is attributable to our action or inaction or Cardinal Health’s action or inaction, as the case may be, or any event (or series of events) involving our assets or stock (including any dispositions by Cardinal Health of any shares of our common stock) or the assets or stock of Cardinal Health, as the case may be, in which case the resulting liability will be borne in full by us or Cardinal Health, respectively.

Our obligations under the tax matters agreement are not limited in amount or subject to any cap. Further, even if we are not responsible for tax liabilities of Cardinal Health and its subsidiaries under the tax matters agreement, we nonetheless could be liable under applicable tax law for such liabilities if Cardinal Health were to fail to pay them. If we are required to pay any liabilities under the circumstances set forth in the tax matters agreement or pursuant to applicable tax law, the amounts may be significant.

The tax matters agreement will also contain restrictions on our ability (and the ability of any member of our group) to take actions that could cause the contribution and the distribution to fail to qualify as a tax-free reorganization for U.S. federal income tax purposes, including entering into, approving or allowing any transaction that results in a sale or other disposition of a substantial portion of our assets or stock and the liquidation or dissolution of us and certain of our subsidiaries. These restrictions will apply for the two-year period after the distribution, unless we obtain a private letter ruling from the IRS or an unqualified opinion of a nationally recognized law firm that such action will not cause the distribution or certain related transactions to fail to qualify as tax-free transactions for U.S. federal income tax purposes and such letter ruling or opinion, as the case may be, is reasonably acceptable to Cardinal Health. Notwithstanding receipt of such ruling or opinion, in the event that such action causes the distribution or certain related transactions to fail to qualify as a tax-free transaction for U.S. federal income tax purposes, we will continue to remain responsible for taxes arising therefrom.

Employee Matters Agreement

Prior to the separation, we and Cardinal Health will enter into an employee matters agreement that will govern our compensation and employee benefit obligations with respect to our current and former employees. The employee matters agreement will allocate liabilities and responsibilities relating to employee compensation and benefit plans and programs and related matters in connection with the separation, including, among other things, the treatment of outstanding Cardinal Health equity awards and equity-based awards, annual and long-term incentive awards, deferred compensation obligations, severance arrangements, retirement plans and welfare benefit obligations.

Employee Benefits

The employee matters agreement will provide that, from July 1, 2009 and following the separation, we generally will assume, retain and be liable for wages, salaries, incentive compensation and employee benefit obligations and liabilities for all employees of our business. Generally, employees of our business will continue to be employed by us following the separation. If our employees are terminated in connection with the separation, prior to, on, or within 18 months following the distribution date, such individuals may be entitled to receive certain severance payments from us.

Our employees will become generally eligible to participate in all our applicable benefit plans at or prior to the separation, except that our employees located in the U.S. and certain of our employees located outside of the U.S. will continue to participate in certain Cardinal Health welfare plans for transition periods specified in the transition services agreement. Following the expiration of the applicable transition period, we will adopt corresponding welfare plans for the benefit of our applicable employees. We will reserve the right to amend, modify or terminate any of our benefit plans in accordance with their terms; provided, that we will not materially amend or terminate any of our non-U.S. benefit plans from July 1, 2009 until the expiration of the applicable transition period without the prior written consent of Cardinal Health if the amendment or termination would disproportionately affect employees of Cardinal Health who participate in such plans.

Our U.S. employees and our employees located in Canada will be permitted to roll over their account balances (including loans for our U.S. employees) in the applicable Cardinal Health defined contribution plan or capital accumulation plan to our corresponding plan. Our U.S. employees will be eligible to participate in our defined contribution plan immediately after the distribution and our Canadian employees will be eligible to participate in our capital accumulation plans from July 1, 2009. In addition, the employee matters agreement will provide that we will assume the Cardinal Health Acquired Pension Plan and all pre-distribution assets and liabilities from the Cardinal Health deferred compensation plan with respect to current employees as of the distribution date. In general, we will credit each of our current employees with his or her service with Cardinal Health prior to the distribution for all purposes under the plans sponsored or maintained by us, in accordance with Cardinal Health service credit guidelines or to the extent the corresponding Cardinal Health plans give credit for such service, so long as such crediting does not result in a duplication of benefits.

The employee matters agreement will provide that, as of July 1, 2009, our current employees ceased participating in the Cardinal Health short-term cash bonus plans. Cardinal Health will retain responsibility to fund bonuses for our current employees for the fiscal year ending June 30, 2009 under such plans. We will adopt short-term cash bonus plans for our current employees for periods beginning on or after July 1, 2009. We will be solely responsible for funding, paying and discharging any obligations under our short-term cash bonus plans.

With respect to the long-term cash incentives, Cardinal Health expects to terminate the Cardinal Health Long-Term Incentive Cash Programs for Fiscal Years 2008-2010 and 2009-2011 as of the distribution date and pay any awards thereunder to the participants, including our employees, as of the distribution date.

The employee matters agreement also will provide that we and Cardinal Health will be subject to mutual nonsolicitation restrictions, with certain exceptions, for a period of 12 months following the separation.

Equity and Equity Based Compensation Awards

The employee matters agreement will provide the mechanics for the conversion and adjustment on the distribution date of equity awards (including stock options, stock appreciation rights, restricted shares, and restricted share units) granted under Cardinal Health’s equity compensation programs into awards based on Cardinal Health common shares and/or our common stock, as applicable. For purposes of the vesting of the new equity awards, continued employment or service with Cardinal Health or with us will be treated as continued employment for purposes of both Cardinal Health’s and our equity awards.

Each Cardinal Health stock option granted on or prior to September 26, 2007 will be converted into an adjusted Cardinal Health stock option and a CareFusion stock option. The exercise prices of the CareFusion stock option and the adjusted Cardinal Health stock option and the number of shares subject to each such stock option will reflect a mechanism that is intended to preserve the intrinsic value of the original Cardinal Health stock option. A Cardinal Health stock option granted after September 26, 2007 to current or former employees of the Cardinal Health business or to directors of Cardinal Health will continue to be exercisable only for Cardinal Health common shares and will be adjusted in a manner intended to preserve the intrinsic value of such stock option. A Cardinal Health stock option granted after September 26, 2007 to our employees or directors will be replaced with a CareFusion stock option, subject to an adjustment mechanism intended to preserve the intrinsic value of such stock option. The resulting Cardinal Health stock options and CareFusion stock options will be subject to substantially the same terms, vesting conditions and other restrictions, if any, that were applicable to the Cardinal Health stock option immediately prior to the distribution. For purposes of the conversion of the Cardinal Health stock options, if a Cardinal Health stock option was granted in exchange for a previously granted stock option, the date of grant of the Cardinal Health stock option will be deemed to be the date on which the stock option for which it was exchanged was initially granted.

A holder of Cardinal Health restricted shares granted on or prior to September 26, 2007 will receive 0.5 restricted shares of our common stock in respect of each of such holder’s Cardinal Health restricted shares. The underlying Cardinal Health restricted shares will remain outstanding and unadjusted. Cardinal Health restricted shares granted after September 26, 2007 to current or former employees of the Cardinal Health business will be cancelled on the business day immediately preceding the record date and replaced as of the distribution date with newly issued Cardinal Health restricted shares. Such newly issued Cardinal Health restricted shares will be determined in a manner that is intended to preserve the fair market value of the cancelled awards and the holders of such Cardinal Health restricted shares will receive none of our common stock with respect to such restricted shares. Cardinal Health restricted shares granted after September 26, 2007 to our employees will be cancelled on the business day immediately preceding the record date and replaced as of the distribution date with restricted shares of our common stock in a manner that is intended to preserve the fair market value of the cancelled awards. The Cardinal Health restricted shares and the CareFusion restricted shares will be subject to substantially the same terms (including entitlement to any cash dividends, accrued but unpaid at the distribution date), vesting conditions and other restrictions, if any, that were applicable to the cancelled Cardinal Health restricted shares.

Following the separation, if any Cardinal Health restricted shares that are held by one of our employees fail to become vested, such Cardinal Health restricted shares will be forfeited to Cardinal Health and if any CareFusion restricted shares that are held by an employee of the Cardinal Health business fail to become vested, such CareFusion restricted shares will be forfeited to us.

A holder of Cardinal Health restricted share units granted prior to September 26, 2007 or granted in connection with the announcement of plans for the separation, or issued in exchange for an option initially granted prior to September 26, 2007, will receive, in connection with the separation, CareFusion restricted stock units representing the right to receive 0.5 shares of our common stock for each Cardinal Health common share subject to the award. The underlying Cardinal Health restricted share units will remain in effect unadjusted. An employee of the Cardinal Health business or a director of Cardinal Health who holds Cardinal Health restricted share units, other than those described in the first sentence of this paragraph, will not receive any CareFusion restricted stock units in connection with the separation, but such Cardinal Health restricted share units will be adjusted in a manner intended to preserve the fair market value of such awards. Cardinal Health restricted share units, other than those described in the first sentence of this paragraph, granted to our employees or our directors will be replaced with a number of CareFusion restricted stock units intended to preserve the fair market value of the awards. The adjusted Cardinal Health restricted share units or the replacement CareFusion restricted stock units that a holder will receive in connection with the distribution will be subject to substantially the same terms (including entitlement to any cash dividend equivalents, accrued but unpaid at the distribution date), vesting conditions and other restrictions, if any, that were applicable to the Cardinal Health restricted share units prior to the distribution.

As of, or prior to, the separation, we will adopt one or more equity plans to govern our equity awards.

Miscellaneous

The employee matters agreement will provide that it may be terminated and the distribution abandoned at any time prior to the distribution date by and in the sole discretion of Cardinal Health without our prior approval.

Intellectual Property Agreements

We expect to enter into a master intellectual property license agreement with Cardinal Health pursuant to which each party will grant a royalty-free, worldwide, non-exclusive, perpetual, irrevocable license under the intellectual property and technology owned by it as a result of the separation (other than the intellectual property and technology licensed under the agreements described below) to the other for use in the conduct of the other’s business as of the separation. Each party will own any improvements it makes to the other’s intellectual property and technology and any such improvements made during the one year period following the separation will be licensed to the other under the licenses described above. Neither party will be able to grant sublicenses except to such party’s consultants and contractors performing services for such party and, with respect to software, to end users and customers of such party’s products and services. The initial term of the master intellectual property license agreement will continue for 10 years, after which the agreement will automatically renew for successive renewal terms of 10 years each. The master intellectual property license agreement may only be terminated upon the mutual agreement of the parties. If a party breaches this agreement, the sole and exclusive remedy of the non-breaching party will be to recover monetary damages and/or to obtain injunctive relief.

We expect to enter into a transitional trademark license agreement pursuant to which Cardinal Health and Cardinal Health Technologies will grant us a royalty-free, worldwide, non-exclusive, non-transferable, fully paid-up license to use certain of their trademarks, trade names and service marks used in our business as of the separation, or licensed marks, or to allow us sufficient time to (a) rebrand and phase out of use of the licensed marks and (b) transfer or change any product registrations or regulatory approvals (or applications for either of the foregoing) that are under the name of Cardinal Health or any of its affiliates to our new corporate name. We will not be able to grant sublicenses of the licensed marks, except to our distributors in connection with their distribution of certain of our products and services. We will be required to cease all use of the licensed marks within 18 months after the effective date of the transitional trademark license agreement, except that, in certain specified situations that may require a longer phase out period, we will have up to three years to cease using the licensed marks. Cardinal Health and Cardinal Health Technologies will be able to terminate the transitional trademark license agreement in the event of an uncured material breach of the agreement by us or if we commence, or have commenced against us, proceedings under bankruptcy or similar laws, make a general assignment for the benefit of creditors or completely cease our operations, liquidate or dissolve.

Commercial Agreements

License Agreements. Cardinal Health will grant us a royalty-free, worldwide, non-exclusive, perpetual, irrevocable license to certain design specifications and to any patent issued to Cardinal Health under its current patent application for its remote pharmacy order processing system for use by us in our PyxisConnect product line. The term of this agreement will continue until the expiration of any patent issued under Cardinal Health’s current patent application, but the license to the design specifications will continue after such termination. Neither party will have the right to terminate this agreement.

In addition, Cardinal Health will grant us an exclusive license, under certain patents and trademarks, to make (worldwide) and sell (outside of North America and Puerto Rico or any country where Cardinal Health has a distribution relationship with a third party with respect to certain of its medical products) certain medical products under specified brands for a period of two years. Cardinal Health will also grant us a non-exclusive license, under such patents and trademarks and for a period of two years, to make and sell such medical products in other countries where Cardinal Health has a non-exclusive distribution relationship with a third party with respect to such products. The parties may negotiate to extend the term of this agreement. Either party may terminate this agreement in the event of an uncured material breach of this agreement by the other. Cardinal Health may also terminate this agreement if we do not display at least one of the licensed trademarks on at least 90% of our single sterile non-woven products.

Distribution/Supply Agreements. Cardinal Health will provide or distribute products (and related services), on both an exclusive and non-exclusive basis, under various distribution/supply agreements with us and vice versa, pursuant to which one party will supply certain products to the other party for distribution by the other party in certain geographic locations (both domestic and international) or for use by the other party as a component of its own products. These agreements will cover a range of products, such as gloves, fluid management products, respiratory supplies, skin prep products, infusion consumable and disposables and surgical instruments, products for use in Presource custom and standard procedure kits and drapes. These agreements will have terms ranging from 12 months to five years and payments thereunder will be determined at arm’s length based on fair market value.

Miscellaneous Agreements. We will enter into various agreements with Cardinal Health for certain specified services relating to (a) the development by us of barcode scanning for pre-filled syringes being developed by Cardinal Health for use in connection with infusion pumps; (b) the provision of gamma sterilization services and warehouse and logistic services by Cardinal Health to us; (c) the manufacture, packaging and provision of related services by Cardinal Health with respect to various surgical procedure kits using our products; (d) referral by Cardinal Health of our products to its customers; and (e) service and ongoing service maintenance for the CardinalASSIST and Valuelink programs owned by Cardinal Health and used by us in our dispensing business. These agreements will have terms ranging from 12 months to three years, and payments will be determined at arm’s length based on fair market value.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of material U.S. federal income tax consequences of the contribution by Cardinal Health of assets of the clinical and medical products business to us and the distribution by Cardinal Health of at least 80% of our outstanding common stock to its shareholders. This summary is based on the Internal Revenue Code of 1986, as amended, or the Code, U.S. Treasury regulations promulgated thereunder and on judicial and administrative interpretations of the Code and the U.S. Treasury regulations, all as in effect on the date of this information statement, and is subject to changes in these or other governing authorities, any of which may have a retroactive effect. This summary assumes that the contribution and the distribution will be consummated in accordance with the separation agreement and as described in this information statement. This summary does not purport to be a complete description of all U.S. federal income tax consequences of the contribution and the distribution nor does it address the effects of any state, local or foreign tax laws or U.S. federal tax laws other than those relating to income taxes on the contribution and the distribution. The tax treatment of a Cardinal Health shareholder may vary depending upon that shareholder’s particular situation, and certain shareholders (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions, broker-dealers, partners in partnerships that hold common shares in Cardinal Health, pass-through entities, traders in securities who elect to apply a mark-to-market method of accounting, shareholders who hold their Cardinal Health common shares as part of a “hedge,” “straddle,” “conversion,” “synthetic security,” “integrated investment” or “constructive sale transaction,” individuals who received Cardinal Health common shares upon the exercise of employee stock options or otherwise as compensation, and shareholders who are subject to alternative minimum tax) may be subject to special rules not discussed below. This summary does not address U.S. federal income tax consequences to a Cardinal Health shareholder who, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership, or a foreign trust or estate. In addition, this summary does not address the U.S. federal income tax consequences to those Cardinal Health shareholders who do not hold their Cardinal Health common shares as capital assets within the meaning of Section 1221 of the Code.

Each shareholder is urged to consult the shareholder’s tax advisor as to the specific tax consequences of the distribution to that shareholder, including the effect of any U.S. federal, state or local or foreign tax laws and of changes in applicable tax laws.

Cardinal Health has received a private letter ruling from the IRS to the effect that, among other things, the contribution and the distribution will qualify as a reorganization for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. It is a condition to the distribution that the private letter ruling not be revoked or modified in any material respect. In addition, it is a condition to the distribution that Cardinal Health receive opinions of Weil, Gotshal & Manges LLP and Wachtell, Lipton, Rosen & Katz, co-counsel to Cardinal Health, to the effect that the contribution and the distribution will qualify as a transaction that is described in Sections 355(a) and 368(a)(1)(D) of the Code. Such ruling is based on and such opinions will be based on, among other things, certain assumptions as well as on the accuracy and completeness of certain representations and statements that Cardinal Health and we made to the IRS and will make to counsel. In rendering the ruling and opinions, the IRS relied, and in rendering the opinions counsel will rely, on certain covenants that Cardinal Health and we enter into, including the adherence by Cardinal Health and us to certain restrictions on future actions. Although a private letter ruling from the IRS is generally binding on the IRS, if any of the assumptions, representations or statements that Cardinal Health and we made are, or become, inaccurate or incomplete, or if Cardinal Health or we breach any of our covenants, the contribution and the distribution might not qualify as a reorganization for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. In addition, if any of the assumptions, representations or statements that Cardinal Health and we make are, or become, inaccurate or incomplete, or if Cardinal Health or we breach any of our covenants, the conclusions reached by counsel in their opinions might no longer be valid. The opinions will not be binding on the IRS or the courts. For these reasons, notwithstanding receipt by Cardinal Health of the private letter ruling and opinions of counsel, the IRS could assert successfully that the distribution was taxable. In that event the above consequences would not apply and both Cardinal Health and holders of Cardinal Health common shares who received shares of our common stock in the distribution could be subject to significant U.S. federal income tax liability.

Under the private letter ruling from the IRS, the contribution and the distribution will qualify as a reorganization for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, and accordingly, the following will describe the material U.S. federal income tax consequences to Cardinal Health, us and Cardinal Health shareholders of the contribution and the distribution:

•	subject to the discussion below regarding Section 355(e) of the Code, neither we nor Cardinal Health will recognize any gain or loss upon the contribution and the distribution of our common stock and no amount will be includable in the income of Cardinal Health or us as a result of the contribution and the distribution other than taxable income or gain possibly arising out of internal restructurings undertaken in connection with the separation and with respect to any “excess loss account” or “intercompany transaction” required to be taken into account under U.S. Treasury regulations relating to consolidated federal income tax returns;

•	a Cardinal Health shareholder will not recognize any gain or loss and no amount will be includable in income as a result of the receipt of our common stock pursuant to the distribution, except with respect to any cash received in lieu of fractional shares of our common stock;

•	a Cardinal Health shareholder’s aggregate tax basis in such shareholder’s Cardinal Health common shares and in our common stock received in the distribution (including any fractional share interest in our common stock for which cash is received) will equal such shareholder’s tax basis in its Cardinal Health common shares immediately before the distribution, allocated between the Cardinal Health common shares and our common stock (including any fractional share interest in our common stock for which cash is received) in proportion to their relative fair market values on the distribution date;

•	a Cardinal Health shareholder’s holding period for our common stock received in the distribution (including any fractional share interest in our common stock for which cash is received) will include the holding period for that shareholder’s Cardinal Health common shares; and

•	a Cardinal Health shareholder who receives cash in lieu of a fractional share of our common stock in the distribution will be treated as having sold such fractional share for cash, and will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the Cardinal Health shareholder’s adjusted tax basis in the fractional share. That gain or loss will be long-term capital gain or loss if the shareholder’s holding period for its Cardinal Health common shares exceeds one year at the time of the distribution.

U.S. Treasury regulations provide that if a Cardinal Health shareholder holds different blocks of Cardinal Health common shares (generally common shares of Cardinal Health purchased or acquired on different dates or at different prices), the aggregate basis for each block of Cardinal Health common shares purchased or acquired on the same date and at the same price will be allocated, to the greatest extent possible, between the shares of our common stock received in the distribution in respect of such block of Cardinal Health common shares and such block of Cardinal Health common shares, in proportion to their respective fair market values. The holding period of the shares of our common stock received in the distribution in respect of such block of Cardinal Health common shares will include the holding period of such block of Cardinal Health common shares. If a Cardinal Health shareholder is not able to identify which particular shares of our common stock are received in the distribution with respect to a particular block of Cardinal Health common shares, for purposes of applying the rules described above, the stockholder may designate which shares of our common stock are received in the distribution in respect of a particular block of Cardinal Health common shares, provided that such designation is consistent with the terms of the distribution. Cardinal Health shareholders are urged to consult their own tax advisors regarding the application of these rules to their particular circumstances.

U.S. Treasury regulations also require each Cardinal Health shareholder who receives our common stock in the distribution to attach to the shareholder’s U.S. federal income tax return for the year in which the stock is received a detailed statement setting forth certain information relating to the tax-free nature of the distribution. Within a reasonable period of time after the distribution, Cardinal Health expects to make available to its shareholders information pertaining to compliance with this requirement.

Even if the distribution otherwise qualifies as tax-free for U.S. federal income tax purposes under Section 355 of the Code, it could be taxable to Cardinal Health (but not Cardinal Health’s shareholders) under Section 355(e) of the Code if the distribution were later deemed to be part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, stock representing a 50% or greater interest by vote or value, in Cardinal Health or us. For this purpose, any acquisitions of Cardinal Health common shares or our common stock within the period beginning two years before the distribution and ending two years after the distribution are presumed to be part of such a plan, although Cardinal Health or we may be able to rebut that presumption.

Payments of cash to holders of Cardinal Health common shares in lieu of fractional shares may be subject to information reporting and backup withholding at a rate of 28%, unless a shareholder provides proof of an applicable exemption or a correct taxpayer identification number and otherwise complies with the requirements of the backup withholding rules. Backup withholding does not constitute an additional tax, but merely an advance payment, which may be refunded or credited against a shareholder’s U.S. federal income tax liability, provided that the required information is timely supplied to the IRS.

In connection with the distribution, we and Cardinal Health will enter into a tax matters agreement pursuant to which we will agree to be responsible for certain tax liabilities and obligations following the distribution. For a description of the tax matters agreement, see “Our Relationship with Cardinal Health Following the Distribution — Agreements with Cardinal Health — Tax Matters Agreement.”

The foregoing is a summary of material U.S. federal income tax consequences of the contribution and the distribution under current law and particular circumstances. The foregoing does not purport to address all U.S. federal income tax consequences or tax consequences that may arise under the tax laws of other jurisdictions or that may apply to particular categories of shareholders. Each Cardinal Health shareholder should consult its own tax advisor as to the particular tax consequences of the distribution to such shareholder, including the application of U.S. federal, state or local and foreign tax laws, and the effect of possible changes in tax laws that may affect the tax consequences described above.

DESCRIPTION OF INDEBTEDNESS

In connection with the separation, on July 1, 2009, we entered into a senior bridge loan facility in an aggregate principal amount of up to $1.4 billion to finance the payment prior to the separation of the $1.4 billion distribution to Cardinal Health. In addition, on July 1, 2009, we entered into senior revolving credit facilities in an aggregate amount of $720.0 million for working capital and other general corporate purposes following the separation. We intended to use the senior bridge loan facility only to the extent we did not complete debt offerings on or prior to the separation in an aggregate amount equal to the commitments under that facility. In connection with the separation, on July 14, 2009, we offered and sold $1.4 billion aggregate principal amount of senior unsecured notes to qualified institutional buyers in reliance on Rule 144A and to non-U.S. persons in reliance on Regulation S of the Securities Act of 1933, as amended. The net proceeds of the offering were placed into an escrow account and will be used to finance the payment prior to the separation of a distribution of approximately $1.4 billion to Cardinal Health. The debt balance at the time of the separation was determined based on internal capital planning and considered the following factors and assumptions: investment grade credit rating, anticipated business plan, operating activities, general economic contingencies, optimal debt levels and desired financing capacity.

The following is a description of the material terms of the new senior notes, the revolving credit facilities and the senior bridge loan facility. The summaries of the notes and the facilities are qualified in their entirety by the specific terms and provisions of the applicable documentation evidencing such notes and the facilities.

Senior Unsecured Notes

On July 14, 2009, we offered and sold $1.4 billion aggregate principal amount of senior unsecured notes. The notes consist of the following tranches:

•	$250 million aggregate principal amount of 4.125% senior notes due 2012, or the 2012 notes;

•	$450 million aggregate principal amount of 5.125% senior notes due 2014, or the 2014 notes; and

•	$700 million aggregate principal amount of 6.375% senior notes due 2019, or the 2019 notes.

The senior notes are our general unsecured senior obligations. The senior notes were sold to qualified institutional buyers in reliance on Rule 144A under the Securities Act, and outside the United States in compliance with Regulation S under the Securities Act of 1933, as amended. The senior notes initially will not be registered under the Securities Act or State securities laws and may not be offered or sold by holders thereof without registration unless an exemption from such registration is available.

The senior notes are governed by an indenture dated as of July 21, 2009 between CareFusion and Deutsche Bank Trust Company Americas, as trustee, as supplemented by a supplemental indenture dated July 21, 2009. This indenture limits our ability to incur certain secured debt and enter into certain sale and leaseback transactions.

The 2012 notes will mature on August 1, 2012, the 2014 notes will mature on August 1, 2014 and the 2019 notes will mature on August 1, 2019. In each case, interest will be paid on each February 1 and August 1, commencing February 1, 2010.

We may redeem the senior notes prior to maturity, in whole or in part, at a redemption price equal to the greater of 100% of the principal amount of the senior notes to be redeemed or the sum of the remaining scheduled payments of principal and interest in respect of the senior notes to be redeemed (not including any portion of the payments of interest accrued as of the date of redemption) discounted to its present value, on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at an adjusted treasury rate plus 45 basis points in the case of the 2012 notes, 45 basis points in the case of the 2014 notes and 50 basis points in the case of the 2019 notes, plus in each case, accrued and unpaid interest on the amount being redeemed to the date of redemption. In addition, if we undergo a change of control and experience a below investment grade rating event, each as defined in the senior notes, we may be required to repurchase all of the senior notes at a purchase price equal to 101% of the aggregate principal amount of the senior notes repurchased plus any accrued and unpaid interest on the senior notes repurchased to the date of repurchase.

Proceeds from the offering were deposited in an escrow account established pursuant to an escrow agreement dated July 21, 2009 between us and Deutsche Bank Trust Company Americas, as escrow agent, to be released in connection with the separation. If the separation is not consummated prior to 2:00 p.m. (New York City time) on November 1, 2009, or if Cardinal Health publicly announces that it has determined to abandon the separation prior to November 1, 2009, we will be required to redeem the senior notes for a mandatory redemption price of 101% of the aggregate principal amount of the senior notes, plus accrued and unpaid interest. The escrow assets are invested in two money market funds that are predominantly invested in U.S. Treasury obligations.

In connection with the sale of the senior notes, we entered into a registration rights agreement, dated July 21, 2009, with the initial purchasers. Under the registration rights agreement, we agreed to use our commercially reasonable best efforts to file and cause to become effective a registration statement with respect to an exchange of the senior notes no later than the 366th day after the issue date of the senior notes. We also agreed to file, if obligated, a shelf registration statement relating to the resale of the senior notes if the exchange offer is not consummated within the required time period.

Revolving Credit Facilities

On July 1, 2009, we entered into the revolving credit facilities with Bank of America, N.A., as administrative agent, swing line lender and letter of credit issuer, JPMorgan Chase Bank, N.A. and Morgan Stanley Senior Funding, Inc., as syndication agents, Banc of America Securities LLC, J.P. Morgan Securities Inc., Morgan Stanley Senior Funding, Inc., as joint lead arrangers and joint book managers, and the other lenders to be specified therein.

Our senior unsecured financing under the revolving credit facilities equals up to an aggregate principal amount of $720.0 million, with commitments thereunder being allocated in the following manner:

•	$240 million — 364-day revolving credit facility; and

•	$480 million — three-year revolving credit facility.

The commitments under the three-year revolving credit facility shall be subject to increase, upon our request, by up to an aggregate of $30.0 million, subject to the lenders or other financial institutions that become parties thereto providing commitments for the increase.

Funding under the revolving credit facilities will be subject to certain closing conditions, including but not limited to the receipt of investment grade ratings and the completion of the contribution.

Interest Rates

Borrowings under the three-year revolving credit facility will bear interest at a floating rate per annum based upon the London interbank offered rate for dollars (“LIBOR”) or the alternate base rate (“ABR”), in each case, plus an applicable margin, which in the case of LIBOR varies from 2.1% to 3.375% depending on CareFusion’s debt ratings and in the case of ABR varies from 1.1% to 2.375% depending on CareFusion’s debt ratings.

Borrowings under the 364-day revolving credit facility will bear interest at a floating rate per annum based upon LIBOR or ABR, in each case, plus an applicable margin, which in the case of LIBOR varies from 2.2% to 3.5% based upon CareFusion’s debt ratings and in the case of ABR varies from 1.2% to 2.5% based upon CareFusion’s debt ratings.

Notwithstanding any of the foregoing, should any loans remain outstanding under the bridge loan facility, the applicable margin applicable to borrowings under both revolving credit facilities will be increased by 1.0% after 90 days, by 2.0% after 180 days and by 3.0% after 270 days of closing.

Should borrowings under the revolving credit facilities not be repaid when due, such borrowings shall bear interest at a default rate equal to the then applicable interest rate (as described above), plus 2.0%.

Prepayments

We are permitted to voluntarily prepay outstanding loans under the revolving credit facilities at any time, in whole or in part, plus accrued and unpaid interest and certain breakage costs.

Guarantees

All obligations under the revolving credit facilities will be guaranteed by each of our existing and future direct and indirect material domestic subsidiaries.

Certain Covenants and Events of Default

The revolving credit facilities contain certain customary negative covenants that will restrict our ability to, among other things:

•	incur debt at subsidiaries;

•	incur liens;

•	make investments, loans, advances, guarantees and acquisitions;

•	make dispositions; and

•	enter into transactions with affiliates.

These covenants are subject to exceptions and baskets that have been agreed and are described in the applicable documentation for the revolving credit facilities, as customary for these type of facilities.

In addition, the revolving credit facilities require us to comply with the following financial covenants:

•	a maximum consolidated leverage ratio of 3.00:1.00; and

•	a minimum consolidated interest coverage ratio of 3.25:1.00 for the fiscal quarters ended on September 30, 2009 and December 31, 2009, 3.50:1.00 for the fiscal quarter ended on March 31, 2010 and 3.75:1.00 for the fiscal quarter ended on June 30, 2010 and thereafter.

The revolving credit facilities also contain certain usual and customary representations and warranties, affirmative covenants and events of default.

Bridge Loan Facility

On July 1, 2009, we entered into a bridge credit agreement with Bank of America, N.A., as administrative agent, and Bank of America LLC, J.P. Morgan Securities Inc. and Morgan Stanley Senior Funding, Inc (or one of their affiliates) as joint lead arrangers and book managers.

Our new senior unsecured bridge loan facility (the “bridge loan facility”) will provide financing for an aggregate principal amount of $1.4 billion, with a term of 364 days from the date of funding under such facility. Any borrowings from the bridge loan facility will only be used for the payment of the distribution to Cardinal Health. As the notes offering was successfully completed prior to the separation, those proceeds will be used to finance the payment of the distribution to Cardinal Health in lieu of drawing the bridge loan facility.

Funding under the bridge loan facility will be subject to certain closing conditions, including but not limited to the receipt of investment grade ratings and the completion of the contribution.

Interest Rates

Borrowings under the bridge loan facility will bear interest at a floating rate per annum based upon LIBOR or ABR, in each case, plus an applicable margin, which in the case of LIBOR varies from 2.5% to 4.0% based upon CareFusion’s debt ratings and in the case of ABR varies from 1.5% to 3.0% based upon CareFusion’s debt ratings. The applicable margin under the bridge loan facility will be increased by 1.0% after 90 days, by 2.0% after 180 days and by 3.0% after 270 days of closing.

Should borrowings under the bridge loan facility not be repaid when due, such borrowings shall bear interest at a default rate equal to the then applicable interest rate (as described above), plus 2.0%.

Prepayments

We are permitted to voluntarily prepay outstanding loans under the bridge loan facility at any time, in whole or in part, plus accrued and unpaid interest and certain breakage costs.

The bridge loan facility requires us to prepay outstanding bridge loans, subject to certain exceptions, with net proceeds from any:

•	asset sales by us or any of our subsidiaries;

•	debt and equity issuances; and

•	other indebtedness incurred by us or our subsidiaries (except for indebtedness under the revolving credit facilities).

Guarantees

All obligations under the bridge loan facility will be guaranteed by each of our existing and future direct and indirect domestic material subsidiaries.

Certain Covenants and Events of Default

The bridge loan facility will contain covenants and events of default substantially similar to those contained in the revolving credit facilities, subject in each case to such variations as are customary for a bridge loan facility.

DESCRIPTION OF OUR CAPITAL STOCK

Our certificate of incorporation and by-laws will be amended and restated prior to the separation. The following is a summary of the material terms of our capital stock that will be contained in the amended and restated certificate of incorporation and by-laws, and is qualified in its entirety by reference to these documents. You should refer to our amended and restated certificate of incorporation and by-laws, which are included as exhibits to the registration statement of which this information statement is a part, along with the applicable provisions of Delaware law.

General

Our authorized capital stock consists of 1.2 billion shares of common stock, par value $0.01 per share, and 50 million shares of preferred stock, par value $0.01 per share, all of which shares of preferred stock are undesignated. Our board of directors may establish the rights and preferences of the preferred stock from time to time. Immediately following the distribution, we expect that approximately 225 million shares of our common stock will be issued and outstanding and that no shares of preferred stock will be issued and outstanding.

Common Stock

Each holder of our common stock will be entitled to one vote for each share on all matters to be voted upon by the common stockholders, and there will be no cumulative voting rights. Subject to any preferential rights of any outstanding preferred stock, holders of our common stock will be entitled to receive ratably the dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for that purpose. If there is a liquidation, dissolution or winding up of our company, holders of our common stock would be entitled to ratable distribution of our assets remaining after the payment in full of liabilities and any preferential rights of any outstanding preferred stock.

Holders of our common stock will have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. After the distribution, all outstanding shares of our common stock will be fully paid and non-assessable. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Under the terms of our amended and restated certificate of incorporation, our board of directors will be authorized, subject to limitations prescribed by the Delaware General Corporation Law, or the DGCL, and by our amended and restated certificate of incorporation, to issue up to 50 million shares of preferred stock in one or more series without further action by the holders of our common stock. Our board of directors will have the discretion, subject to limitations prescribed by the DGCL and by our amended and restated certificate of incorporation, to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

Anti-Takeover Effects of Various Provisions of Delaware Law and our Amended and Restated Certificate of Incorporation and By-laws

Provisions of the DGCL and our amended and restated certificate of incorporation and by-laws could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that our board of directors may consider inadequate and to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Statute. We are subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 of the DGCL prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless the business combination or the acquisition of shares that resulted in a stockholder becoming an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status did own) 15% or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by our stockholders.

Classified Board. Our amended and restated certificate of incorporation and our amended and restated bylaws provide that our board of directors will be divided into three classes. Upon completion of the separation, our board of directors will be divided into three classes, each comprised of three directors. The three directors designated as Class I directors will have terms expiring at the first annual meeting of stockholders following the distribution, which we expect to hold in 2010. The three directors designated as Class II directors will have terms expiring at the following year’s annual meeting of stockholders, which we expect to hold in 2011, and the three directors designated as Class III directors will have terms expiring at the following year’s annual meeting of stockholders, which we expect to hold in 2012. Commencing with the first annual meeting of stockholders following the separation, directors for each class will be elected at the annual meeting of stockholders held in the year in which the term for that class expires and thereafter will serve for a term of three years. At any meeting of stockholders for the election of directors at which a quorum is present, the election will be determined by a plurality of the votes cast by the stockholders entitled to vote at the election. Under the classified board provisions, it would take at least two elections of directors for any individual or group to gain control of our board. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of us.

Removal of Directors. Our amended and restated bylaws provide that our stockholders may only remove our directors with cause.

Amendment. Our amended and restated certificate of incorporation and our amended and restated bylaws provide that the affirmative vote of the holders of at least eighty percent of our voting stock then outstanding is required to amend certain provisions relating to the number, term election and removal of our directors, the filling of our board vacancies, stockholder notice procedures and the calling of special meetings of stockholders.

Size of Board and Vacancies. Our amended and restated by-laws will provide that the number of directors on our board of directors will be fixed exclusively by our board of directors. Newly created directorships resulting from any increase in our authorized number of directors will be filled by a majority of our board of directors then in office, provided that a majority of the entire board of directors, or a quorum, is present and any vacancies in our board of directors resulting from death, resignation, retirement, disqualification, removal from office or other cause will be filled generally by the majority vote of our remaining directors in office, even if less than a quorum is present.

Special Stockholder Meetings. Our amended and restated certificate of incorporation will provide that only the chairman of our board of directors, our chief executive officer or our board of directors pursuant to a resolution adopted by a majority of the entire board of directors may call special meetings of our stockholders.

Stockholder Action by Unanimous Written Consent. Our amended and restated certificate of incorporation will expressly eliminate the right of our stockholders to act by written consent other than by unanimous written consent. Stockholder action must take place at the annual or a special meeting of our stockholders or be effected by unanimous written consent.

Requirements for Advance Notification of Stockholder Nominations and Proposals. Our amended and restated by-laws will establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of our board of directors or a committee of our board of directors.

No Cumulative Voting. The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will not provide for cumulative voting.

Undesignated Preferred Stock. The authority that will be possessed by our board of directors to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of our company through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. Our board of directors may issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock.

Limitations on Liability, Indemnification of Officers and Directors and Insurance

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors and our amended and restated certificate of incorporation will include such an exculpation provision. Our amended and restated certificate of incorporation and by-laws will include provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as a director or officer of us, or for serving at our request as a director or officer or another position at another corporation or enterprise, as the case may be. Our amended and restated certificate of incorporation and by-laws will also provide that we must indemnify and advance reasonable expenses to our directors and officers, subject to our receipt of an undertaking from the indemnified party as may be required under the DGCL. Our amended and restated certificate of incorporation will expressly authorize us to carry directors’ and officers’ insurance to protect us, our directors, officers and certain employees for some liabilities. The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and by-laws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. However, these provisions do not limit or eliminate our rights, or those of any stockholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s duty of care. The provisions will not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending material litigation or proceeding against any of our directors, officers or employees for which indemnification is sought.

Authorized but Unissued Shares.

Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without your approval. We may use additional shares for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Listing

We have been authorized to have our shares of common stock listed on the NYSE under the symbol “CFN.”

Sale of Unregistered Securities

On January 14, 2009, we issued one hundred shares of common stock, par value $0.01 per share, to Cardinal Health pursuant to Section 4(2) of the Securities Act. We did not register the issuance of these shares under the Securities Act because such issuance did not constitute a public offering.

Transfer Agent and Registrar

After the distribution, the transfer agent and registrar for our common stock will be Computershare Trust Company N.A.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form 10 with the SEC with respect to the shares of our common stock being distributed as contemplated by this information statement. This information statement is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and our common stock, please refer to the registration statement, including its exhibits and schedules. Statements made in this information statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549, by calling the SEC at 1-800-SEC-0330 as well as on the Internet website maintained by the SEC at www.sec.gov. Information contained on any website referenced in this information statement is not incorporated by reference in this information statement.

As a result of the distribution, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC.

We intend to furnish holders of our common stock with annual reports containing consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles and audited and reported on, with an opinion expressed, by an independent registered public accounting firm.

You should rely only on the information contained in this information statement or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this information statement.

INDEX TO FINANCIAL STATEMENTS

CAREFUSION CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the
Board of Directors of CareFusion Corporation (formerly the Clinical and Medical
Products segment of Cardinal Health, Inc.)

We have audited the accompanying combined balance sheets of CareFusion Corporation (the “Company”) as of June 30, 2008 and 2007, and the related combined statements of earnings, parent company equity, and cash flows for each of the three years in the period ended June 30, 2008. Our audits also included the financial statement schedule included on F-69 hereto. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of the Company as of June 30, 2008 and 2007, and the combined results of its operations and its cash flows for each of the three years in the period ended June 30, 2008, in conformity with the U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic combined financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 9 to the combined financial statements, the Company adopted Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” as of July 1, 2007.

/s/  Ernst & Young LLP

San Diego, California
March 25, 2009

CAREFUSION CORPORATION

COMBINED STATEMENTS OF EARNINGS

	Fiscal Year Ended June 30,
	2008	2007	2006
	(in millions)

Revenue	$4,518.4	$3,477.8	$3,051.5
Cost of products sold	2,472.1	1,910.8	1,670.7

Gross margin	2,046.3	1,567.0	1,380.8
Selling, general and administrative expenses	1,103.6	890.3	814.2
Research and development expenses	162.4	102.8	102.3
Restructuring and acquisition integration charges	37.0	24.0	30.2
Acquired in-process research and development	18.0	84.5	—

Operating earnings	725.3	465.4	434.1
Interest expense and other, net (including net interest expense allocated from parent of $88.2, $72.4 and $67.2 for fiscal 2008, 2007 and 2006, respectively)	67.0	55.1	58.9
Royalty (income) and other, net received from parent	(188.8)	(208.4)	(191.7)

Earnings before income taxes	847.1	618.7	566.9
Provision for income taxes	184.4	116.3	106.6

Net earnings	$662.7	$502.4	$460.3

See notes to audited combined financial statements

CAREFUSION CORPORATION

COMBINED BALANCE SHEETS

	June 30,	June 30,
	2008	2007
	(in millions)

ASSETS
Current assets:
Cash and equivalents	$607.1	$676.6
Trade receivables, net	629.2	599.8
Current portion of net investment in sales-type leases	373.2	342.1
Inventories, net	584.0	617.2
Prepaid expenses and other	128.4	283.2

Total current assets	2,321.9	2,518.9

Property and equipment, at cost	1,175.2	983.6
Accumulated depreciation and amortization	(573.5)	(490.6)

Property and equipment, net	601.7	493.0
Other assets:
Net investment in sales-type leases, less current portion	899.2	804.1
Goodwill	3,456.3	3,102.6
Other intangibles, net	977.7	882.3
Other	71.8	74.8

Total assets	$8,328.6	$7,875.7

LIABILITIES AND PARENT COMPANY EQUITY
Current liabilities:
Current portion of long-term obligations and other short-term borrowings, including debt allocated from parent of $62.6 and $0, at June 30, 2008 and 2007, respectively	$70.0	$12.4
Accounts payable	183.1	196.1
Other accrued liabilities	547.3	588.3

Total current liabilities	800.4	796.8

Long-term obligations, less current portion, including debt allocated from parent of $1,534.0 and $1,258.5, at June 30, 2008 and 2007, respectively	1,538.7	1,267.5
Deferred income taxes and other liabilities	941.6	924.4
Parent company equity:
Parent company investment	4,976.9	4,839.6
Accumulated other comprehensive income	71.0	47.4

Total parent company equity	5,047.9	4,887.0

Total liabilities and parent company equity	$8,328.6	$7,875.7

See notes to audited combined financial statements.

CAREFUSION CORPORATION

COMBINED STATEMENTS OF PARENT COMPANY EQUITY

		Accumulated
	Parent	Other
	Company	Comprehensive	Total Parent	Comprehensive
	Investment	Income	Company Equity	Income
	(in millions)

Balance at June 30, 2005	$3,112.8	$45.7	$3,158.5
Comprehensive income:
Net earnings	460.3	—	460.3	460.3
Foreign currency translation adjustments	—	0.4	0.4	0.4
Unrealized loss on derivatives	—	(10.6)	(10.6)	(10.6)

Total comprehensive income	—	—	—	$450.1

Net transfers to parent	(846.7)	—	(846.7)

Balance at June 30, 2006	2,726.4	35.5	2,761.9
Comprehensive income:
Net earnings	502.4	—	502.4	502.4
Foreign currency translation adjustments	—	14.4	14.4	14.4
Unrealized loss on derivatives	—	(2.5)	(2.5)	(2.5)

Total comprehensive income	—	—	—	$514.3

Net transfers from parent	1,610.8	—	1,610.8

Balance at June 30, 2007	4,839.6	47.4	4,887.0
Comprehensive income:
Net earnings	662.7	—	662.7	662.7
Foreign currency translation adjustments	—	24.8	24.8	24.8
Unrealized loss on derivatives	—	(3.1)	(3.1)	(3.1)
Net change in minimum pension liability	—	1.9	1.9	1.9

Total comprehensive income	—	—	—	$686.3

Impact of adopting FASB Interpretation No. 48	(34.6)	—	(34.6)
Net transfers to parent	(490.8)	—	(490.8)

Balance at June 30, 2008	$4,976.9	$71.0	$5,047.9

See notes to audited combined financial statements.

CAREFUSION CORPORATION

COMBINED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended June 30,
	2008	2007	2006
	(in millions)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings	$662.7	$502.4	$460.3
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	165.3	117.1	108.7
Acquired in-process research and development	18.0	84.5	—
Equity-based compensation expense	54.3	67.9	92.4
Provision for deferred income taxes	71.4	(37.9)	(65.6)
Provision for bad debts	7.1	(0.6)	(4.3)
Loss on sales of property and equipment, net	15.0	21.5	4.4
Change in operating assets and liabilities, net of effects from acquisitions:
Increase in trade receivables	(21.9)	(75.4)	(63.5)
Increase / (decrease) in inventories	43.7	(59.6)	(100.8)
Increase in net investment in sales-type leases	(126.2)	(125.3)	(111.6)
(Decrease) / increase in accounts payable	(18.2)	(14.7)	11.6
Other accrued liabilities and operating items, net	14.7	39.3	222.0

Net cash provided by operating activities	885.9	519.2	553.6

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of subsidiaries, net of divestitures and cash acquired	(559.1)	(1,603.7)	(88.2)
Net additions to property and equipment	(188.4)	(114.8)	(104.9)
Additions to intangible assets	(25.1)	(3.2)	(12.3)

Net cash used in investing activities	(772.6)	(1,721.7)	(205.4)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net change in third party short-term borrowings	(0.5)	—	—
Net change in third party long-term obligations	(14.9)	(122.7)	64.3
Net cash transfer (to) / from parent	(234.4)	1,803.8	(586.3)

Net cash (used in) / provided by financing activities	(249.8)	1,681.1	(522.0)

Effect of exchange rate changes on cash	67.0	4.8	2.7

NET INCREASE / (DECREASE) IN CASH AND EQUIVALENTS	(69.5)	483.4	(171.1)
CASH AND EQUIVALENTS AT BEGINNING OF PERIOD	676.6	193.2	364.3

CASH AND EQUIVALENTS AT END OF PERIOD	$607.1	$676.6	$193.2

SUPPLEMENTAL INFORMATION:
Cash payments for:
Interest	$89.0	$73.9	$64.6
Income taxes	19.6	24.2	15.2

See notes to audited combined financial statements.

CAREFUSION CORPORATION

NOTES TO AUDITED COMBINED FINANCIAL STATEMENTS

1.	DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Separation from Cardinal Health, Inc.

On September 29, 2008, Cardinal Health announced that it intended to separate its clinical and medical products businesses from the remainder of its businesses through a pro rata distribution of common stock of an entity holding the assets and liabilities associated with the clinical and medical products businesses. We were incorporated in Delaware on January 14, 2009 to be the entity to hold such businesses and subject to approval by the board of directors of Cardinal Health and other conditions described below, at least 80% of our outstanding common stock will be distributed to Cardinal Health shareholders. Cardinal Health will retain certain lines of business that manufacture and sell surgical and exam gloves, drapes and apparel and fluid management products in the U.S. market that we historically managed and are currently part of the clinical and medical products businesses of Cardinal Health and included in our financial statements in the Medical Technologies and Services segment.

The distribution of our common stock to Cardinal Health shareholders is conditioned on, among other things, final approval of the distribution plan by the Cardinal Health board of directors; the receipt of a private letter ruling from the Internal Revenue Service, or IRS, substantially to the effect that, among other things, the contribution by Cardinal Health of assets of the clinical and medical products business to CareFusion, or the contribution, and the distribution will qualify as a transaction that is generally tax-free for U.S. federal income tax purposes under Sections 355(a) and 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended, or the Code; the receipt of opinions from Weil, Gotshal & Manges LLP and Wachtell, Lipton, Rosen & Katz, co-counsel to Cardinal Health, to the effect that the contribution and distribution will qualify as a transaction that is described in Sections 355(a) and 368(a)(1)(D) of the Code; the U.S. Securities and Exchange Commission, or the SEC, declaring effective the registration statement of which this information statement forms a part; receipt of investment grade credit ratings for each of Cardinal Health and us; and the completion of the financing necessary for a cash distribution from CareFusion to Cardinal Health prior to the distribution. Immediately following the distribution, Cardinal Health will retain no more than 19.9% of our outstanding common stock. Cardinal Health is required to dispose of the shares of our common stock within five years of the distribution.

Subsequent to the distribution, we expect to incur one-time expenditures primarily consisting of employee-related costs, including severance, costs to start up certain stand-alone functions and information technology systems, and other one-time transaction related costs. Additionally, we will incur increased costs as a result of becoming an independent publicly-traded company, primarily from higher charges than in the past from Cardinal Health for transition services and from establishing or expanding the corporate support for our businesses, including information technology, human resources, treasury, tax, risk management, accounting and financial reporting, investor relations, legal, procurement and other services. We believe cash flow from operations will be sufficient to fund these additional corporate expenses.

Unless the context otherwise requires, references in these notes to audited combined financial statements to “CareFusion Corporation,” “CareFusion,” “we,” “us,” “our” and “our company” refer to CareFusion Corporation and its combined subsidiaries. References in notes to audited combined financial statements to “Cardinal Health” or “parent” refers to Cardinal Health, Inc., an Ohio corporation, and its consolidated subsidiaries (other than CareFusion Corporation and its combined subsidiaries), unless the context otherwise requires.

Our Business

We are a global medical technology company with products and services designed to improve the safety and quality of healthcare. We offer comprehensive product lines in the areas of intravenous, or IV, infusion, medication and supply dispensing, respiratory care, infection prevention and surgical instruments. Our primary product brands include: Alaris, Pyxis, AVEA, Pulmonetic Systems, Jaeger, SensorMedics, ChloraPrep and V. Mueller. Our primary customers in the United States include hospitals, ambulatory surgical centers, clinics, long-term care facilities and physician offices.

CAREFUSION CORPORATION

NOTES TO AUDITED COMBINED FINANCIAL STATEMENTS — (Continued)

Our business consists of two segments: Critical Care Technologies and Medical Technologies and Services.

•	Critical Care Technologies includes our infusion, dispensing and respiratory care businesses that develop, manufacture and sell capital equipment and related dedicated and non-dedicated disposables.

•	Medical Technologies and Services includes our infection prevention and medical specialties products and services businesses that develop, manufacture and sell primarily single-use, disposable products and reusable surgical instruments.

Principles of Combination and Basis of Presentation

The combined financial statements presented herein, and discussed below, have been prepared on a stand-alone basis and are derived from the consolidated financial statements and accounting records of Cardinal Health. The combined financial statements reflect our financial position, results of operations and cash flows as we were historically managed, in conformity with accounting principles generally accepted in the United States, or GAAP. Included within our combined financial statements are the results of certain businesses which have historically been managed by us but will be retained by Cardinal Health after the separation. Our fiscal year ends on June 30. All significant intracompany transactions and accounts between our businesses have been eliminated.

All significant intercompany transactions between us and Cardinal Health have been included in these combined financial statements and are considered to be effectively settled for cash in the combined financial statements at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the combined statements of cash flow as a financing activity and in the combined balance sheets as “Parent company investment.”

Our combined financial statements include expenses of Cardinal Health allocated to us for certain functions provided by Cardinal Health, including, but not limited to, general corporate expenses related to finance, legal, information technology, human resources, communications, ethics and compliance, shared services, employee benefits and incentives, insurance, and stock-based compensation. These expenses have been allocated to us on the basis of direct usage when identifiable, with the remainder allocated on the basis of revenue, headcount or other measures. Both we and Cardinal Health consider the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to or the benefit received by us during the periods presented. The allocations may not, however, reflect the expense we would have incurred as an independent, publicly-traded company for the periods presented. Actual costs that may have been incurred if we had been a stand-alone company would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure. Following the separation, we will perform these functions using our own resources or purchased services. For an interim period, however, some of these functions will continue to be provided by Cardinal Health under the transition services agreement. In addition to the transition services agreement, we will enter into a number of commercial agreements with Cardinal Health in connection with the separation, many of which are expected to have terms longer than one year.

Cardinal Health uses a centralized approach to U.S. domestic cash management and financing of its operations, excluding debt directly incurred by any of its businesses, such as debt assumed in an acquisition or certain capital lease obligations. The majority of our domestic cash is transferred to Cardinal Health daily and Cardinal Health funds our operating and investing activities as needed. A portion of Cardinal Health’s consolidated debt has been allocated to us based on the debt levels consistent with an investment grade credit rating, including amounts directly incurred. Cardinal Health’s historical long-term debt balances were allocated to us based on a debt to earnings before interest, taxes, depreciation and amortization, or EBITDA, leverage ratio, which, based on discussions with external advisors and comparisons with BBB-rated companies in the S&P 500, is consistent with an investment grade credit rating. Net interest expense has been allocated in the same proportions as debt and includes the effect of interest rate swap agreements designated as fair value

CAREFUSION CORPORATION

NOTES TO AUDITED COMBINED FINANCIAL STATEMENTS — (Continued)

hedges. Cash transfers to and from Cardinal Health’s U.S. domestic cash management accounts are reflected in “Parent company investment.”

Both we and Cardinal Health believe the allocation basis for debt and net interest expense is reasonable based on the debt levels consistent with an investment grade credit rating for us. However, these amounts may not be indicative of the actual amounts that we would have incurred had we been operating as an independent, publicly-traded company for the periods presented. See note 8 for further discussion of our long-term obligations.

The combined financial statements also include the push down of certain assets and liabilities that have historically been held at the Cardinal Health corporate level but which are specifically identifiable or otherwise allocable to us. The cash and cash equivalents held by Cardinal Health at the corporate level were not allocated to us for any of the periods presented. Cash and equivalents in our combined balance sheets primarily represent cash held locally by international entities included in our combined financial statements. Transfers of cash to and from Cardinal Health’s domestic cash management system are reflected as a component of parent company investment on the combined balance sheets. Cardinal Health maintains self-insurance programs at a corporate level. We were allocated a portion of expenses associated with these programs as part of the general corporate overhead expenses. We were not allocated any portion of the related reserves as these reserves represent obligations of Cardinal Health which are not transferable. See note 13 for further description of the transactions between us and Cardinal Health.

We completed several acquisitions during fiscal years 2008, 2007 and 2006 that were accounted for under the purchase method of accounting. The combined financial statements include the results of operations from each of these business combinations as of the date of acquisition. Additional disclosure related to our acquisitions is provided in note 2.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the combined financial statements and accompanying notes. Such estimates include, but are not limited to, allowance for doubtful accounts, rebate accruals, inventory valuation, goodwill and intangible asset impairment, preliminary and final purchase accounting valuations including acquired in-process research and development costs, or IPR&D, equity-based compensation, income taxes, loss contingencies and restructuring charge reserves. Actual amounts may differ from these estimated amounts. Additionally, our combined financial statements may not be indicative of our future performance and do not necessarily reflect what the results of operations, financial position and cash flows would have been had we operated as an independent, publicly-traded company during the periods presented.

Cash Equivalents

We consider all liquid investments purchased with an original maturity of three months or less to be cash equivalents. The carrying value of these cash equivalents approximates fair value.

Receivables

Trade receivables are primarily comprised of amounts owed to us through our operating activities and are presented net of an allowance for doubtful accounts and accrued rebates. Our allowance for doubtful accounts totaled $22.3 million and $19.5 million at June 30, 2008 and 2007, respectively. An account is considered past due on the first day after its due date. We monitor past due accounts on an ongoing basis and establish appropriate reserves to cover probable losses. We write off any amounts deemed uncollectible against an established allowance for doubtful accounts.

Rebates occur when third party distributors are able to charge us back for the difference between the price charged to the customer and the price paid by the distributor when end customer pricing is established by us. Upon revenue recognition, we estimate the difference between the price charged to the customer and

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NOTES TO AUDITED COMBINED FINANCIAL STATEMENTS — (Continued)

the price paid by the distributor based on historical data and record these amounts as accrued rebates as a reduction to the related revenues and receivables.

Concentrations of Credit Risk and Major Customers

We maintain cash depository accounts with major banks throughout the world and invest in high quality short-term liquid instruments. Such investments are made only in instruments issued or enhanced by high quality institutions. These investments mature within three months, and we have not incurred any related losses.

Our trade receivables, lease receivables, and finance notes and accrued interest receivables are exposed to a concentration of credit risk with customers in the healthcare sector. Credit risk can be affected by changes in reimbursement and other economic pressures impacting the hospital and acute care sectors of the healthcare industry. Such credit risk is limited, however, due to supporting collateral and the diversity of the customer base, including its wide geographic dispersion. We perform ongoing credit evaluations of our customers’ financial conditions and maintain reserves for credit losses. Such losses historically have been within our expectations.

Certain of our businesses have entered into agreements with group purchasing organizations, or GPOs, which have established relationships with the users of our products and act as purchasing agents that negotiate vendor contracts on behalf of their members. We do not have exclusive arrangements with these organizations and either party can terminate the relationship at any time. However, our trade receivable balances are with individual members of the GPO, and therefore no significant concentration of credit risk exists with these types of arrangements specific to the GPO.

Inventories

Inventories are stated at the lower of cost, using the first-in, first-out, or FIFO, method, or market. See note 6 for additional information.

Property and Equipment

Property and equipment are stated at cost. Property and equipment held for sale are recorded at the lower of cost or fair value less cost to sell. Depreciation expense for financial reporting purposes is computed using the straight-line method over the estimated useful lives of the assets, including capital lease assets which are depreciated over the terms of their respective leases. We use the following range of useful lives for our property and equipment categories: buildings and improvements: 1 to 50 years; machinery and equipment: 2 to 20 years; and furniture and fixtures: 3 to 10 years. When certain events or changes in operating conditions occur, an impairment assessment may be performed on the recoverability of the carrying amounts. Depreciation expense was $101.6 million, $75.6 million and $72.0 million for fiscal 2008, 2007 and 2006, respectively. We expense repairs and maintenance expenditures as incurred.

Property and equipment was comprised of the following at June 30, 2008 and 2007, respectively:

	June 30,
	2008	2007
	(in millions)

Land, buildings and improvements	$318.8	$263.3
Machinery and equipment	817.1	685.9
Furniture and fixtures	39.3	34.4

Total property and equipment, at cost	1,175.2	983.6
Accumulated depreciation	(573.5)	(490.6)

Property and equipment, net	$601.7	$493.0

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NOTES TO AUDITED COMBINED FINANCIAL STATEMENTS — (Continued)

Goodwill and Other Intangibles

Goodwill is the excess of the purchase price of an acquired entity over the amounts assigned to assets and liabilities assumed in the business combination. We account for purchased goodwill and other intangible assets in accordance with Financial Accounting Standards Board, or FASB, Statement of Financial Accounting Standards, or SFAS, No. 142, “Goodwill and Other Intangible Assets.” Under SFAS No. 142, purchased goodwill and intangible assets with indefinite lives are not amortized, but instead are tested for impairment at least annually. Intangible assets with finite lives, primarily customer relationships, patents and trademarks, are amortized over their useful lives. SFAS No. 142 requires that impairment testing be conducted at the reporting unit level, which can be at the operating segment level as defined by SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” or one level below the operating segment. In conducting the impairment test, the fair value of each of our reporting units is compared to its respective carrying amount including goodwill. If the fair value exceeds the carrying amount, then no impairment exists. If the carrying amount exceeds the fair value, further analysis is performed to assess impairment.

Product Warranties

We offer warranties on certain products for various periods of time. We accrue for the estimated cost of product warranties at the time revenue is recognized. Our product warranty liability reflects our best estimate of probable liability under our product warranties. We estimate the liability based on our stated warranty policies and practices, the historical frequency of claims and the cost to replace or repair our products under warranty. Factors that affect our warranty liability include the number of units sold, the length of the warranty, historical and anticipated rates of warranty claims and cost per claim. We periodically assess the adequacy of our recorded warranty liabilities and adjust the amounts as necessary. See note 15 for additional information.

Income Taxes

Our income taxes as presented are calculated on a separate tax return basis, although our operations have historically been included in Cardinal Health’s U.S. federal and state tax returns or non-U.S. jurisdictions tax returns. Cardinal Health’s global tax model has been developed based on its entire portfolio of businesses. Accordingly, our tax results as presented are not necessarily reflective of the results that we would have generated on a stand-alone basis.

With the exception of certain dedicated foreign entities, we do not maintain taxes payable to/from our parent and we are deemed to settle the annual current tax balances immediately with the legal tax paying entities in the respective jurisdictions. These settlements are reflected as changes in parent company investment.

In accordance with the provisions of SFAS No. 109, “Accounting for Income Taxes,” we account for income taxes using the asset and liability method. The asset and liability method requires recognition of deferred tax assets and liabilities for expected future tax consequences of temporary differences that currently exist between tax basis and financial reporting basis of our assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates in the respective jurisdictions in which we operate. Deferred taxes are not provided on the unremitted earnings of subsidiaries outside of the United States when it is expected that these earnings are permanently reinvested.

In the first quarter of fiscal 2008, we adopted the provisions of FASB Interpretation, or FIN, No. 48, “Accounting for Uncertainty in Income Taxes.” FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in the combined financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” This standard provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. The amount recognized is measured

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NOTES TO AUDITED COMBINED FINANCIAL STATEMENTS — (Continued)

as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement. The cumulative effect of adoption of this interpretation was a $34.6 million reduction of parent company investment.

Other Accrued Liabilities

Other accrued liabilities represent various obligations, including certain accrued operating expenses. For the fiscal years ended June 30, 2008 and 2007, the largest components of other accrued liabilities were employee compensation and related benefit accruals of $123.5 million and $130.6 million respectively, and deferred revenue of $118.5 million and $138.8 million respectively.

Parent Company Investment

Parent company investment in the combined balance sheets represents Cardinal Health’s historical investment in us in excess of debt allocated to us, our accumulated net earnings after taxes, and the net effect of the transactions with and allocations from Cardinal Health. See Principles of Combination and Basis of Presentation above and note 13 for additional information.

Equity-Based Compensation

Cardinal Health maintains several stock incentive plans, which we refer to collectively as the “Plans,” for the benefit of certain of its officers, directors and employees, including our employees.

During the first quarter of fiscal 2006, we adopted SFAS No. 123(R), “Share-Based Payment,” applying the modified prospective method. This statement requires all equity based payments to employees, including grants of options, to be recognized in the combined statements of earnings based on the grant date fair value of the award. The fair values of options granted after we adopted this statement were determined using a lattice valuation model; all options granted prior to adoption of this statement were valued using a Black-Scholes model. Our estimate of an option’s fair value depends on a complex estimation process that requires the estimation of future uncertain events. These estimates include, but are not limited to, stock price volatility, the expected option life, expected dividend yield and option forfeiture rates.

The compensation expense recognized for all equity-based awards is net of estimated forfeitures and is recognized ratably over the awards’ service period. We classify equity-based compensation within selling, general and administrative, or SG&A, expenses to correspond with the same line item as the majority of the cash compensation paid to employees. See note 16 for additional information.

Revenue Recognition

We generate revenue through the sale and lease of equipment, software, services, medical products, supplies, and the income associated with the financing of our equipment leases. In accordance with SEC Staff Accounting Bulletin, or SAB, No. 104, “Revenue Recognition,” we recognize revenue when:

•	persuasive evidence of an arrangement exists;

•	product delivery has occurred or the services have been rendered;

•	the price is fixed or determinable; and

•	collectibility is reasonably assured.

Revenue is recognized net of sales returns and allowances, administration fees, incentives and estimated chargebacks.

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NOTES TO AUDITED COMBINED FINANCIAL STATEMENTS — (Continued)

The majority of our revenue transactions qualify as multiple element arrangements. Revenue under these arrangements is accounted for in accordance with the principles of Emerging Issues Task Force, or EITF, Consensus No. 00-21, “Multiple Element Arrangements” and, if applicable, American Institute of Certified Public Accountants Statement of Position, or SOP, No. 97-2, “Software Revenue Recognition,” and SFAS No. 13, “Accounting for Leases.” Revenue in multiple element arrangements is allocated to each unit of accounting using the relative fair value method. Revenue is recognized for each unit of accounting individually. Fair value evidence used during the allocation process is limited to vendor specific objective evidence, or VSOE, or historical prices in which the products have been sold in stand-alone transactions. To the extent products have not yet been sold on a stand alone basis, VSOE of fair value is the price which management with the authority to do so has established for the product. In the event that VSOE of fair value does not exist, data points outside of the organization are utilized as objective evidence of fair value for non-software products. When fair value evidence exists for undelivered elements but does not exist for delivered elements, we apply the residual method.

We periodically review our product offerings with embedded software to determine whether the software is more than incidental to the product as a whole. When embedded software is more than incidental to a product as a whole, the product is classified as software for revenue recognition purposes. Any non-software product for which a software product is essential to its functionality is classified as a software related element. Software-related elements also include software installation services and post contract support.

Equipment sale revenue consists of dispensing, respiratory, and infusion equipment sold without safety software. We recognize equipment sale revenue upon the transfer of title and risk of loss to the customer and the substantial completion of installation or training services. When related installation and training services are considered inconsequential, delivery is deemed to occur upon the transfer of title and risk of loss at which time revenue and the costs associated with installation and training are recognized.

Equipment lease revenue consists primarily of dispensing equipment. Lease transactions are evaluated and classified as either operating leases or sales-type leases as defined in SFAS No. 13. We recognize sales-type leases as revenue upon the completion of installation activities in the amount of the present value of the minimum lease payments. We recognize operating lease revenue evenly over the lease term, commencing upon the completion of installation activities. We recognize equipment financing revenue over the term of the sales-type lease using the effective interest method.

Product revenue consists of medical products and supplies. We sell medical products and supplies to the medical distribution business of Cardinal Health and various unrelated third-parties. We recognize product revenue on sales through the medical distribution business of Cardinal Health when title transfers to the end customer, which is typically upon shipment from Cardinal Health to the end customer. Unrelated third parties include end customers and also distributors who maintain inventories of our products and later sell the products to end customers. In many cases, we negotiate the prices of medical products and supplies directly with end customers under pricing agreements, including GPO contracts. These negotiated prices are typically lower than the prices charged to distributors. When an end customer purchases medical products and supplies from a distributor under a pricing agreement, the distributor is able to charge us back for the difference between the price charged to the customer and the price paid by the distributor. We recognize product revenue on sales to unrelated third-parties when title transfers, typically upon shipment from us, net of estimated chargebacks, in accordance with SAB 104. Estimated chargebacks are based on current sales data using actual distributor invoice pricing, adjusted for anticipated customer sales price based on historical patterns of end user sales and corresponding rebates. A timing factor is applied to adjust for the inventory holding period at the distributor.

Software and software-related elements are comprised primarily of infusion equipment sold with safety software, patient identification software applications and related hardware, software installation services, and post-contract support. Software and software-related elements are recognized to revenue in accordance with

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NOTES TO AUDITED COMBINED FINANCIAL STATEMENTS — (Continued)

the guidance of SOP No. 97-2. Software and software-related elements, with the exception of software maintenance, are recognized as revenue upon the later of delivery and the completion of associated service obligations. Software maintenance arrangements and other post-contract support offerings are recognized as revenue ratably over the service period.

Service revenue consists of separately priced extended warranty contracts, separately priced installation and training, and repair services. We recognize revenue for separately priced extended warranty contracts ratably over the service term in accordance with the guidance of FASB Technical Bulletin 90-1, “Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts.” Separately priced installation and training and repair services are recognized as revenue based on the completed performance method, which results in the recognition of revenue upon the extinguishment of our obligation to the customer. Service revenue was immaterial for all periods presented.

Shipping and Handling

Shipping and handling costs are included in cost of products sold in the combined statements of earnings. Shipping and handling costs include all delivery expenses as well as all costs to prepare the product for shipment to the end customer. Shipping and handling revenue received was immaterial for all periods presented.

Research and Development Costs

Costs incurred in connection with development of new products and manufacturing methods are charged to expense as incurred, except certain software development costs which are capitalized after technological feasibility of the software is established.

Acquired In-Process Research and Development Costs

IPR&D costs include the write-off of research and development projects in process at the time of acquisition, which had not yet reached technological feasibility and were deemed to have no alternative future use. Determining the value of IPR&D requires significant estimates. The value of IPR&D is determined by estimating the future cash flows of each project and discounting the net cash flows back to their present values. The discount rate used is determined at the time of acquisition in accordance with accepted valuation methods. These methodologies include consideration of the project not achieving commercial feasibility.

Royalty Income Received From Parent

Cardinal Health pays royalties to us under various royalty agreements. Amounts outstanding under these agreements are considered settled for cash at the end of each reporting period and, as such, are included in parent company investment. After the separation, we will no longer receive royalty from these agreements. The intellectual property underlying the royalty income will remain with Cardinal Health upon separation.

Translation of Foreign Currencies

The financial statements of our entities outside the United States generally are measured using their local currency as the functional currency. Adjustments to translate the assets and liabilities of these foreign entities into U.S. dollars are accumulated in parent company equity through other comprehensive income utilizing period-end exchange rates. Foreign currency transaction gains and losses calculated by utilizing weighted average exchange rates for the period are included in the combined statements of earnings in interest expense and other and were immaterial for all periods presented.

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NOTES TO AUDITED COMBINED FINANCIAL STATEMENTS — (Continued)

Foreign Currency Risk Management

We use derivative financial instruments indirectly through our participation in the centralized hedging functions of Cardinal Health, which are designed primarily to minimize exposure to foreign currency risk. Cardinal Health does not hold or issue derivative financial instruments for speculative purposes.

Cardinal Health uses forward currency exchange contracts to manage its exposures to the variability of cash flows primarily related to the foreign exchange rate changes of future foreign currency transaction costs. These contracts are designated as cash flow hedges.

Cardinal Health also uses foreign currency forward contracts to protect the value of existing foreign currency assets and liabilities. The remeasurement adjustments for any foreign currency denominated assets or liabilities are included in interest expense and other in Cardinal Health’s consolidated earnings. The remeasurement adjustment is offset by the foreign currency forward contract settlements which are also classified in interest expense and other in Cardinal Health’s consolidated earnings.

Cardinal Health’s derivative contracts are adjusted to current market values each period and qualify for hedge accounting under SFAS No. 133, as amended. Periodic gains and losses of contracts designated as cash flow hedges are deferred in other comprehensive income until the underlying transactions are recognized. Upon recognition, such gains and losses are recorded in net earnings as an adjustment to the carrying amounts of underlying transactions in the period in which these transactions are recognized. Carrying values of all contracts are included in other assets or liabilities. The effects of the foreign currency derivative instruments (including the associated derivative assets and liabilities) have been pushed down to us on a specific identification basis.

Cardinal Health’s policy requires that contracts used as hedges must be effective at reducing the risk associated with the exposure being hedged and must be designated as a hedge at the inception of the contract. Hedging effectiveness is assessed periodically. Any contract not designated as a hedge, or so designated but ineffective, is adjusted to market value and recognized in net earnings immediately. If a cash flow hedge ceases to qualify for hedge accounting or is terminated, the contract would continue to be carried on the balance sheet at fair value until settled and future adjustments to the contract’s fair value would be recognized in earnings immediately. If a forecasted transaction was no longer probable to occur, amounts previously deferred in other comprehensive income would be recognized immediately in earnings. Additional disclosure related to hedging contracts is provided in note 12.

Reclassifications

During the fiscal years ended June 30, 2008, 2007 and 2006 we reclassified $25.1 million, $3.2 million and $12.3 million, respectively, of cash paid for intangible asset acquisitions that were previously presented on our statement of cash flows as a component of operating activities (in the line item “other accrued liabilities and operating items, net”) to a component of investing activities.

Recent Financial Accounting Standards

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments” an amendment of SFAS No. 133 and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” This statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that would otherwise be required to be bifurcated from its host contract. The election to measure a hybrid financial instrument at fair value, in its entirety, is irrevocable and all changes in fair value are to be recognized in earnings. This statement also clarifies and amends certain provisions of SFAS No. 133 and SFAS No. 140. This statement is effective for all of our financial instruments acquired, issued or subject to a remeasurement event occurring in fiscal years

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NOTES TO AUDITED COMBINED FINANCIAL STATEMENTS — (Continued)

beginning after September 15, 2006. The adoption of this statement in fiscal 2008 did not have a material impact on our financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” This statement defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. This statement is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. In February 2008, the FASB issued FASB Staff Position No. FAS 157-2 “Effective Date of FASB Statement No. 157.” This staff position delays the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. The adoption of the portions of the statement that are effective for fiscal 2009 did not have a material impact on our financial position or results of operations. We are in the process of determining the impact of adopting the remaining portions of the statement, which will be effective in fiscal 2010.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R).” This statement requires an entity to recognize in its statement of financial position an asset for a defined benefit postretirement plan’s overfunded status or a liability for a plan’s underfunded status, measure a defined benefit postretirement plan’s assets and obligations that determine its funded status as of the end of the employer’s fiscal year, and recognize changes in the funded status of a defined benefit postretirement plan in comprehensive income in the year in which the changes occur. This statement requires balance sheet recognition of the funded status for all pension and postretirement benefit plans effective for fiscal years ending after December 15, 2006. This statement also requires plan assets and benefit obligations to be measured as of a company’s balance sheet date effective for fiscal years ending after December 15, 2008. We adopted the recognition and disclosure provisions of this standard, as required, prospectively in the fourth quarter of fiscal 2007. There was no material impact on our financial position or results of operations upon adoption of those provisions. Likewise, we do not expect adoption of the measurement date provision to have a material impact in fiscal 2009.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Liabilities — including an amendment of FASB Statement No. 115.” This statement creates a fair value option under which an entity may irrevocably elect fair value as the initial and subsequent measurement attribute for certain assets and liabilities, on an instrument-by-instrument basis. If the fair value option is elected for an instrument, all subsequent changes in fair value for that instrument shall be reported in earnings. The statement is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. The adoption of this statement in the first quarter of fiscal 2009 did not have a material impact on our financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations,” and SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements.” These statements provide guidance on the accounting and reporting for business combinations and minority interests in consolidated financial statements. These statements are effective for fiscal years beginning after December 15, 2008. We are in the process of determining the impact of adopting these statements; however, these statements are expected to have a significant impact on our accounting and disclosure practices for business combinations once adopted.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133.” This statement amends and expands the disclosure requirements of SFAS No. 133. This statement is effective for fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. We are in the process of determining the impact of adopting this statement.

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NOTES TO AUDITED COMBINED FINANCIAL STATEMENTS — (Continued)

In June 2008, the FASB issued FASB Staff Position (“FSP”) EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities.” This FSP addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the computation of earnings per share. This FSP is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. We are in the process of determining the impact of adopting this FSP.

2.	ACQUISITIONS

Fiscal 2008:  On May 12, 2008, we completed the acquisition of the assets of privately held Enturia Inc., or Enturia, a manufacturer of products and services directed at the infection prevention markets. The purchase price of the acquisition, which was paid in cash, was approximately $490.0 million, including the assumption of approximately $14.2 million of liabilities, which included $5.1 million of debt.

The preliminary valuation of the acquired assets and liabilities resulted in goodwill of approximately $327.8 million and identifiable intangible assets of $129.4 million. Various factors contributed to the establishment of goodwill, including the benefit of adding Enturia’s portfolio of products, highly trained workforce, increased market penetration and future products. We identified and valued intangible assets related to trade names and trademarks, developed technology and customer relationships. The valuation was not yet finalized as of June 30, 2008 and is subject to adjustments as we complete the valuation analysis. The detail by category is as follows:

		Average
Category	Amount	Life (Years)
	(in millions)

Trade names and trademarks	$19.1	10
Developed technology	25.3	10
Customer relationships	85.0	10

Total intangible assets acquired	$129.4

During fiscal 2008, we recorded a charge of $17.7 million related to the write-off of estimated IPR&D costs associated with the Enturia acquisition. The portion of the purchase price allocated to IPR&D in fiscal 2008 represented our preliminary estimate of the fair value of the research and development projects in-process at the time of the acquisition. These projects had not yet reached technological feasibility, were deemed to have no alternative use and, accordingly, were immediately expensed at the acquisition date in accordance with FIN No. 4, “Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method.” The value assigned to IPR&D is subject to adjustment as we complete the valuation analysis.

In connection with restructuring and integration plans related to our acquisition of Enturia, we accrued, as part of our acquisition adjustments, a liability of $20.1 million related to closing of certain facilities and $3.8 million related to employee termination costs. No payments were made during fiscal 2008 for these items.

In addition, during fiscal 2008 we completed other acquisitions that individually were not significant. The aggregate purchase price of these acquisitions, which was paid in cash, was approximately $30.6 million with potential maximum contingent payments of $85.0 million. Assumed liabilities of these acquired businesses were approximately $0.3 million. In connection with these other acquisitions, we recognized $25.3 million of IPR&D costs.

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NOTES TO AUDITED COMBINED FINANCIAL STATEMENTS — (Continued)

The combined financial statements include the results of operations from each of these business combinations from the date of acquisition. Had the transactions occurred at the beginning of fiscal 2008, results of operations would not have differed materially from reported results.

Fiscal 2007:  On June 21 and 27, 2007, we completed the initial and subsequent tender offers for the outstanding common stock of VIASYS Healthcare Inc., or Viasys, a publicly-traded provider of products and services directed at the critical care ventilation, respiratory diagnostics and clinical services and other medical and surgical products markets. Through the tender offers, a total of approximately 29.3 million shares of Viasys common stock were validly tendered for $42.75 per share, which represented approximately 88% of all outstanding shares of Viasys. On June 28, 2007, we acquired from Viasys a number of additional shares so that we would hold more than 90% of the outstanding shares on a fully diluted basis. The same day, Viasys merged with a subsidiary of ours to complete the transaction.

The following table provides detail of the significant assets and liabilities acquired in connection with this transaction based on the preliminary valuation upon acquisition:

June 27,
2007
(in millions)

Cash consideration paid to former shareholders	$1,517.1
Direct acquisition costs	24.3
Value of vested options assumed	6.6

Total purchase price	$1,548.0

Balance sheet as of the acquisition date:
Cash and equivalents	$22.4
Trade receivables	127.3
Inventories	91.0
Prepaid expenses and other	39.8

Total current assets	280.5
Property and equipment	57.4
Other assets	11.2
IPR&D	83.9
Other intangibles	376.0
Goodwill	1,002.4

Total assets acquired	1,811.4

Accounts payable	22.0
Current portion of long-term obligations and other short-term borrowings	51.9
Other accrued liabilities	143.5

Total current liabilities	217.4
Long-term obligations, less current portion	2.3
Deferred income taxes and other liabilities	164.9

Total liabilities acquired	384.6

Net assets retained by us	1,426.8

Net assets retained by parent	121.2

Net assets acquired	$1,548.0

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NOTES TO AUDITED COMBINED FINANCIAL STATEMENTS — (Continued)

Pro Forma Results (Unaudited):

The following summary, prepared on a pro forma basis, presents unaudited combined results of operations as if the acquisition of Viasys had been completed as of the beginning of fiscal 2007 and fiscal 2006, after including the impact of adjustments for amortization of intangibles, interest expense on related borrowings and the effect of income taxes. This pro forma presentation does not include any impact of transaction synergies.

	June 30,	June 30,
	2007	2006
	(in millions)

Revenue — as reported	$3,477.8	$3,051.5
Revenue — pro forma	$4,093.5	$3,613.6
Net income — as reported	$502.4	$460.3
Net income — pro forma	$512.2	$476.4

The pro forma results are not necessarily indicative of our results of operations had we owned Viasys for the entire periods presented.

The preliminary valuation of the acquired assets and liabilities after certain purchase accounting adjustments resulted in goodwill of approximately $1.0 billion and identifiable intangible assets of $376.0 million as reported at June 30, 2007. The final valuation, completed in fiscal 2008, resulted in an $81.5 million reclassification from goodwill to identifiable intangible assets. Various factors contributed to the establishment of goodwill, including the benefit of our product sales force adding Viasys’s portfolio of products, highly trained workforce, increased market penetration and future products. We identified and valued intangible assets related to trade names and trademarks, developed technology and customer relationships. The detail by category is as follows:

		Average
Category	Amount	Life (Years)
	(in millions)

Trade names and trademarks	$156.6	Indefinite
Developed technology	44.1	6
Customer relationships	256.8	20

Total intangible assets acquired	$457.5

During fiscal 2007, we recorded a charge of $83.9 million related to the write-off of estimated IPR&D costs associated with the Viasys acquisition. This charge was based on our preliminary estimate of the fair value of IPR&D. During fiscal 2008, we completed the valuation of IPR&D and recorded a $25.0 million adjustment to reduce the total write-off of IPR&D associated with the Viasys acquisition to $58.9 million. The portion of the purchase price allocated to IPR&D represents the estimated fair value of the research and development projects in-process at the time of the acquisition. These projects had not yet reached technological feasibility, were deemed to have no alternative use and, accordingly, were expensed in accordance with FIN No. 4.

In connection with restructuring and integration plans related to our acquisition of Viasys, we accrued, as part of our acquisition adjustments, a liability of $17.4 million for legal and recall charges, $11.3 million related to employee termination and relocation costs, $10.9 million related to closing of certain facilities and $2.0 million for other restructuring charges. As of June 30, 2008, we had paid $3.0 million of legal and recall related costs, $6.5 million of employee-related costs and $8.3 million associated with the facility closures.

In addition, during fiscal 2007 we completed other acquisitions that individually were not significant. The aggregate purchase price of these acquisitions, which was paid in cash, was approximately $144.9 million with

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NOTES TO AUDITED COMBINED FINANCIAL STATEMENTS — (Continued)

potential maximum contingent payments of $10.5 million. Assumed liabilities of these acquired businesses were $18.5 million. In connection with these minor acquisitions, we recognized $0.6 million of IPR&D costs.

Fiscal 2006:  During fiscal 2006, we completed an acquisition that individually was not significant. The aggregate purchase price of this acquisition, which was paid in cash, was approximately $85.3 million. Assumed liabilities of this acquired business were approximately $0.8 million. The combined financial statements include the results of operations from this business combination from the date of acquisition. Had the transaction occurred at the beginning of fiscal 2006, results of operations would not have differed materially from reported results.

3.	RESTRUCTURING AND ACQUISITION INTEGRATION CHARGES

Historically, restructuring and acquisition integration charges were held at the Cardinal Health corporate level. Restructuring and acquisition integration charges and the associated liabilities incurred by us have been allocated to us on the basis of direct usage, when identifiable, with the remainder allocated on the basis of revenue, headcount or other measure.

A restructuring activity is a program whereby we fundamentally change our operations such as closing facilities, moving a product to another location or outsourcing the production of a product. Restructuring activities may also involve substantial re-alignment of the management structure of a business unit in response to changing market conditions. Restructuring charges are recorded in accordance with SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” Under SFAS No. 146, a liability is measured at its fair value and recognized as incurred.

Acquisition integration charges include costs to integrate acquired companies and are expensed as incurred.

The following is a summary of restructuring and acquisition integration charges for the fiscal years ended June 30, 2008, 2007 and 2006:

	For the Fiscal Year Ended June 30,
	2008	2007	2006
	(in millions)

Restructuring charges	$12.7	$16.2	$12.7
Acquisition integration charges	24.3	7.8	17.5

Total restructuring and acquisition integration charges	$37.0	$24.0	$30.2

Restructuring Charges

During fiscal 2005, Cardinal Health launched a global restructuring program with a goal of increasing the value it provides its customers through better integration of existing businesses and improved efficiency from a more disciplined approach to procurement and resource allocation. The program will be implemented in three phases and is expected to be completed by the end of fiscal 2009. The third phase does not impact us.

The first phase of the program, announced in December 2004, focused on business consolidations and process improvements, including rationalizing facilities worldwide, reducing the global workforce, and rationalizing and discontinuing overlapping and under-performing product lines. The second phase of the program, announced in August 2005, focused on longer-term integration activities that enhance service to customers through improved integration across Cardinal Health’s segments and continued streamlining of internal operations.

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NOTES TO AUDITED COMBINED FINANCIAL STATEMENTS — (Continued)

In addition to participating in the restructuring programs discussed above, from time to time we incur costs to implement restructuring efforts for specific operations. The restructuring plans focus on various aspects of operations, including closing and consolidating certain manufacturing operations, rationalizing headcount, and aligning operations in the most strategic and cost-efficient structure.

The following table and paragraphs provide additional detail regarding the types of restructuring charges incurred by us for the fiscal years ended June 30, 2008, 2007 and 2006:

	For the Fiscal Year Ended June 30,
	2008	2007	2006
	(in millions)

Medical Technologies and Services
Employee-related costs	$11.4	$2.1	$0.4
Facility exit and other costs	0.5	5.0	8.9
Asset Impairments	0.1	—	1.2

Total Medical Technologies and Services	$12.0	$7.1	$10.5

Critical Care Technologies
Employee-related costs	0.1	3.2	0.5
Facility exit and other costs	0.4	5.9	1.7
Asset Impairments	0.2	—	—

Total Critical Care Technologies	$0.7	$9.1	$2.2

Total restructuring charges	$12.7	$16.2	$12.7

Employee-Related Costs. These costs primarily consist of severance accrued upon either communication of terms to employees or over the required service period, outplacement services provided to employees who have been involuntarily terminated and duplicate payroll costs during transition periods. The costs incurred for fiscal 2008 primarily related to the closure of a replenishment center and headcount reductions within existing operations. The costs incurred for fiscal 2007 and 2006 primarily related to facility closures, the global restructuring program discussed above and projects aimed at improvements in manufacturing cost and efficiency through consolidation of facilities and outsourcing of production from higher cost platforms to lower cost platforms.

Asset Impairments. The asset impairments incurred for fiscal 2008 primarily related to projects aimed at streamlining and more closely aligning resources with the needs of each business. The asset impairments incurred for fiscal 2006 primarily related to projects aimed at improvements in manufacturing cost and efficiency through consolidation of facilities and outsourcing of production from higher cost platforms to lower cost platforms.

Facility Exit and Other Costs. These costs primarily consist of accelerated depreciation, equipment relocation costs, project consulting fees and costs associated with restructuring our delivery of information technology infrastructure services. The costs incurred for fiscal 2008 primarily related to the global restructuring program discussed above. Costs incurred in fiscal 2007 and 2006 primarily related to the global restructuring program discussed above, facility closures and projects aimed at improvements in manufacturing cost and efficiency through consolidation of facilities and outsourcing of production from higher cost platforms to lower cost platforms.

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NOTES TO AUDITED COMBINED FINANCIAL STATEMENTS — (Continued)

Acquisition Integration Charges

Costs of integrating operations of various acquired companies are recorded as acquisition integration charges when incurred. The acquisition integration charges incurred during fiscal 2008 were primarily a result of the acquisition of Viasys. The costs incurred during fiscal 2007 and 2006 were primarily a result of the fiscal 2004 acquisition of ALARIS Medical Systems, Inc., or Alaris. During the fiscal years noted above, we also incurred acquisition integration charges for numerous smaller acquisitions.

The following table and paragraphs provide additional detail regarding the types of acquisition integration charges incurred by us for the fiscal years ended June 30, 2008, 2007 and 2006:

	For the Fiscal Year Ended June 30,
	2008	2007	2006
	(in millions)

Acquisition integration charges:
Employee-related costs	$3.4	$0.8	$7.8
Asset impairments and other exit costs	0.2	—	—
Other integration costs	20.7	7.0	9.7

Total acquisition integration charges	$24.3	$7.8	$17.5

Employee-Related Costs. These costs primarily consist of severance, retention bonuses, non-compete agreements and other forms of compensatory payouts made to employees as a direct result of the acquisitions. The fiscal 2008 costs primarily related to the acquisition of Viasys. The fiscal 2007 costs primarily related to the acquisition of Care Fusion Incorporated. The fiscal 2006 costs primarily related to the Alaris acquisition.

Other Integration Costs. Other integration costs generally relate to expenses incurred to integrate the acquired company’s operations and systems into our existing operations and systems. These costs include, but are not limited to, the integration of information systems, employee benefits and compensation, accounting, finance, tax, treasury, internal audit, risk management, compliance, administrative services, sales and marketing and other. The costs for fiscal 2008 and 2007 primarily related to the acquisitions of Viasys and Alaris. The costs for fiscal 2006 primarily related to the acquisition of Alaris.

Accrual Rollforward

The following table summarizes activity related to liabilities associated with our restructuring charges as of June 30, 2008, 2007 and 2006:

Restructuring
(in millions)

Balance at June 30, 2005	$16.4
Additions	12.6
Payments	(23.1)

Balance at June 30, 2006	$5.9

Additions	16.5
Payments	(18.6)

Balance at June 30, 2007	$3.8

Additions	12.7
Payments	(10.0)

Balance at June 30, 2008	$6.5

CAREFUSION CORPORATION

NOTES TO AUDITED COMBINED FINANCIAL STATEMENTS — (Continued)

Certain acquisition and restructuring costs are based upon estimates. Actual amounts paid may ultimately differ from these estimates. If additional costs are incurred or recognized amounts exceed costs, such changes in estimates will be recognized when incurred.

4.	ACCOUNTS RECEIVABLE

Trade receivables are primarily comprised of amounts owed to us through our operating activities and are presented net of an allowance for doubtful accounts of $22.3 million and $19.5 million at June 30, 2008 and 2007, respectively. An account is considered past due on the first day after its due date. In accordance with contract terms, we generally have the ability to charge customer service fees or higher prices if an account is considered past due. We monitor past due accounts and establish appropriate reserves to cover potential losses. We will write off any amounts deemed uncollectible against the established allowance for doubtful accounts.

During fiscal 2001, Cardinal Health entered into an agreement to periodically sell trade receivables, including trade receivables for certain entities included in our combined financial statements, to a special purpose accounts receivable and financing entity, or the Accounts Receivable and Financing Entity, that is exclusively engaged in purchasing trade receivables from, and making loans to, Cardinal Health. The Accounts Receivable and Financing Entity is consolidated by Cardinal Health as it is the primary beneficiary of the variable interest entity. In October 2008, the agreement was terminated.

5.	LEASES

Our sales-type leases are for terms generally ranging from three to five years. Lease receivables are generally collateralized by the underlying equipment. The components of our net investment in sales-type leases are as follows as of June 30, 2008 and 2007:

	As of June 30,
	2008	2007
	(in millions)

Future minimum lease payments receivable	$1,457.4	$1,300.9
Unguaranteed residual values	24.4	24.9
Unearned income	(203.3)	(174.3)
Allowance for uncollectible minimum lease payments receivable	(6.1)	(5.3)

Net investment in sales-type leases	$1,272.4	$1,146.2
Less: current portion	373.2	342.1

Net investment in sales-type leases, less current portion	$899.2	$804.1

Future minimum lease payments to be received pursuant to sales-type leases during the next five fiscal years and thereafter are as follows:

	2009	2010	2011	2012	2013	Thereafter	Total
	(in millions)

Minimum lease payments	$468.8	$381.2	$306.5	$212.9	$85.1	$2.9	$1,457.4

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NOTES TO AUDITED COMBINED FINANCIAL STATEMENTS — (Continued)

6.	INVENTORIES

Inventories are primarily stated at the lower of cost, using the FIFO method, or market.

Work-in-process and finished goods inventories include raw materials, direct labor and manufacturing overhead. Inventories consisted of the following as of June 30, 2008 and 2007:

	As of June 30,
	2008	2007
	(in millions)

Finished goods	$404.7	$431.1
Work-in-process	52.4	37.8
Raw materials	178.2	209.7

Inventories, gross	635.3	678.6
Reserve for excess and obsolete inventories	(51.3)	(61.4)

Inventories, net	$584.0	$617.2

We reduce the carrying value of inventories to a lower of cost or market basis for those items that are potentially excess, obsolete or slow-moving. We reserve for inventory obsolescence based upon historical experience, sales trends, specific categories of inventory and age of on-hand inventory.

7.	GOODWILL AND OTHER INTANGIBLE ASSETS

We account for purchased goodwill and other intangible assets in accordance with SFAS No. 142. The following table summarizes the changes in the carrying amount of goodwill for the two years ended June 30, 2008:

Total
(in millions)

Balance at June 30, 2006	$2,083.2
Goodwill acquired, net of purchase price adjustments, foreign currency translation adjustments and other	1,019.4

Balance at June 30, 2007	$3,102.6

Goodwill acquired, net of purchase price adjustments, foreign currency translation adjustments and other	359.5
Goodwill related to the divestiture or closure of businesses and assets held for sale	(5.8)

Balance at June 30, 2008	$3,456.3

As of June 30, 2008, goodwill for the Critical Care Technologies segment and the Medical Technologies and Services segment was $2,118.0 million and $1,338.3 million, respectively. As of June 30, 2008, the allocations of the purchase prices related to Enturia and other minor acquisitions are not yet finalized and are subject to adjustment as we complete the valuation analysis. We expect any future adjustments to the allocations of the purchase prices and potential future contingent payments to be recorded to goodwill.

CAREFUSION CORPORATION

NOTES TO AUDITED COMBINED FINANCIAL STATEMENTS — (Continued)

Intangible assets with definite lives are amortized over their useful lives which range from three to 20 years. The detail of other intangible assets by class for the two years ended June 30, 2008 is as follows:

	Average	Gross	Accumulated	Net
	Life (years)	Intangible	Amortization	Intangible
	(in millions)

June 30, 2007
Unamortized intangibles:
Trademarks	Indefinite	$182.8	$0.4	$182.4

Total unamortized intangibles	Indefinite	$182.8	$0.4	$182.4
Amortized intangibles:
Trademarks and patents	10	$349.1	$46.7	$302.4
Non-compete agreements	5	3.4	1.0	2.4
Customer relationships	15	430.4	60.3	370.1
Other	9	61.4	36.4	25.0

Total amortized intangibles	13	$844.3	$144.4	$699.9

Total intangibles		$1,027.1	$144.8	$882.3

June 30, 2008
Unamortized intangibles:
Trademarks	Indefinite	$358.4	$0.4	$358.0

Total unamortized intangibles	Indefinite	$358.4	$0.4	$358.0
Amortized intangibles:
Trademarks and patents	10	$235.3	$69.6	$165.7
Non-compete agreements	5	3.4	1.5	1.9
Customer relationships	14	520.2	100.2	420.0
Other	6	72.3	40.2	32.1

Total amortized intangibles	13	$831.2	$211.5	$619.7

Total intangibles		$1,189.6	$211.9	$977.7

Amortization expense for the three years ended June 30, 2008, 2007 and 2006 is as follows:

	2008	2007	2006
	(in millions)

Amortization expense	$63.7	$41.5	$36.7

Amortization expense for each of the next five fiscal years is estimated to be:

	2009	2010	2011	2012	2013
	(in millions)

Amortization expense	$72.1	$71.8	$71.5	$68.6	$48.5

CAREFUSION CORPORATION

NOTES TO AUDITED COMBINED FINANCIAL STATEMENTS — (Continued)

8.	LONG-TERM OBLIGATIONS AND OTHER SHORT-TERM BORROWINGS

Long-term obligations and other short-term borrowings consisted of the following as of June 30, 2008 and 2007:

	2008	2007
	(in millions)

Debt allocated from parent	$1,596.6	$1,258.5
7.25% senior subordinated notes due 2011	—	11.2
Other obligations; interest averaging 3.85% in 2008 and 2.71% in 2007, due in varying installments through 2015	12.1	10.2

Total	$1,608.7	$1,279.9
Less: current portion and other short-term borrowings	70.0	12.4

Long-term obligations, less current portion and other short-term borrowings	$1,538.7	$1,267.5

Cardinal Health uses a centralized approach to U.S. domestic cash management and financing of its operations, excluding debt directly incurred by any of its businesses, such as debt assumed in an acquisition or certain capital lease obligations. The majority of our U.S. domestic cash is transferred to Cardinal Health daily and Cardinal Health funds our operating and investing activities as needed. A portion of Cardinal Health’s consolidated debt, which consists primarily of fixed rate public debt, has been allocated to us based on the debt levels consistent with an investment grade credit rating, including amounts directly incurred. Net interest expense has been allocated in the same proportions as debt and includes the effect of interest rate swap agreements designated as fair value hedges. For fiscal 2008, 2007 and 2006, Cardinal Health has allocated to us net interest expense of $88.2 million, $72.4 million and $67.2 million, respectively.

Both we and Cardinal Health believe the allocation basis for debt and net interest expense is reasonable based on the debt levels consistent with an investment grade credit rating for us. However, these amounts may not be indicative of the actual amounts that we would have incurred had we been operating as an independent, publicly-traded company for the periods presented.

We expect to issue third-party debt based on our anticipated initial post-separation capital structure. The amount of debt that could be issued may materially differ from the amounts presented herein. The allocated debt amounts, presented as “Debt allocated from parent” have been classified on our balance sheet based on the maturities of Cardinal Health’s underlying debt. When the allocated debt is replaced with third-party debt, the maturities of such debt will be determined.

As part of our acquisition of Alaris in fiscal 2004, we assumed $195.3 million of 7.25% senior subordinated notes due 2011. During fiscal 2005, Cardinal Health repaid $183.6 million of the senior subordinated notes. On July 2, 2007, Cardinal Health exercised the option to call the senior subordinated notes resulting in the repayment of the remaining balance of $11.2 million.

We also maintained other short-term credit facilities and an unsecured line of credit that allowed for borrowings up to $59.0 million and $26.1 million at June 30, 2008 and 2007, respectively. At June 30, 2008 and 2007, $20.2 million and $11.2 million, respectively, were outstanding under uncommitted facilities. The June 30, 2008 and 2007 outstanding balance under uncommitted facilities included $5.4 million and $4.1 million, which was classified in other obligations at June 30, 2008 and 2007, respectively. The remaining $6.7 million and $6.1 million balance of other obligations at June 30, 2008, and 2007, respectively, consisted primarily of additional notes, loans and capital leases.

CAREFUSION CORPORATION

NOTES TO AUDITED COMBINED FINANCIAL STATEMENTS — (Continued)

Maturities of long-term obligations, including the $1,596.6 million of debt allocated from parent, for the next five fiscal years and thereafter are as follows:

	2009	2010	2011	2012	2013	Thereafter	Total
	(in millions)

Maturities of long-term obligations	$70.0	$148.1	$207.0	$131.3	$126.0	$926.3	$1,608.7

9.	INCOME TAXES

Our income taxes as presented are calculated on a separate tax return basis, although our operations have historically been included in Cardinal Health’s U.S. federal and state tax returns or non-U.S. jurisdictions tax returns. Cardinal Health’s global tax model has been developed based on its entire portfolio of businesses. Accordingly, our tax results as presented are not necessarily indicative of future performance and do not necessarily reflect the results that we would have generated as an independent, publicly-traded company for the periods presented.

With the exception of certain dedicated foreign entities, we do not maintain taxes payable to/from our parent and we are deemed to settle the annual current tax balances immediately with the legal tax paying entities in the respective jurisdictions. These settlements are reflected as changes in parent company investment.

Earnings before income taxes are as follows for fiscal years ended June 30, 2008, 2007 and 2006:

	Fiscal Year Ended June 30,
	2008	2007	2006
	(in millions)

U.S. operations	$362.7	$124.6	$228.9
Non-U.S. operations	484.4	494.1	338.0

	$847.1	$618.7	$566.9

The provision/(benefit) for taxes consists of the following for the fiscal years ended June 30, 2008, 2007 and 2006:

	Fiscal Year Ended June 30,
	2008	2007	2006
	(in millions)

Current:
Federal	$76.2	$110.7	$136.8
State and local	6.4	10.5	17.7
Non-U.S.	30.4	33.0	17.7

Total	113.0	154.2	172.2
Deferred:
Federal	51.1	(22.3)	(68.3)
State and local	13.5	(10.9)	7.8
Non-U.S.	6.8	(4.7)	(5.1)

Total	71.4	(37.9)	(65.6)

Total provision	$184.4	$116.3	$106.6

CAREFUSION CORPORATION

NOTES TO AUDITED COMBINED FINANCIAL STATEMENTS — (Continued)

A reconciliation of the provision /(benefit) based on the federal statutory income tax rate to our effective income tax rate is as follows for fiscal years ended June 30, 2008, 2007 and 2006:

	Fiscal Year Ended June 30,
	2008	2007	2006

Provision at Federal statutory rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal benefit	1.0	1.8	1.6
Foreign tax rate differential	(13.0)	(21.2)	(18.0)
Nondeductible/nontaxable items	(0.5)	0.6	0.4
Acquired IPR&D	(1.1)	5.0	—
Deferred state tax rate adjustment	—	(2.8)	1.8
Other	0.4	0.4	(2.0)

Effective income tax rate	21.8%	18.8%	18.8%

As of June 30, 2008 we had $2.1 billion of undistributed earnings from non-U.S. subsidiaries that are intended to be permanently reinvested in non-U.S. operations. Because these earnings are considered permanently reinvested, no U.S. tax provision has been accrued related to the repatriation of these earnings. It is not practicable to estimate the amount of U.S. tax that might be payable on the eventual remittance of such earnings.

Deferred income taxes arise from temporary differences between financial reporting and tax reporting bases of assets and liabilities, and operating loss and tax credit carryforwards for tax purposes. The components of the deferred income tax assets and liabilities as of June 30, 2008 and 2007 are as follows:

	June 30,	June 30,
	2008	2007
	(in millions)

Deferred income tax assets:
Receivable basis difference	$8.8	$6.2
Accrued liabilities	79.6	57.3
Equity compensation	29.5	19.5
Loss and tax credit carryforwards	22.8	17.8
Property-related	56.0	68.1
Inventory basis differences	24.1	23.8
Deferred tax assets under FIN No. 48	24.0	—
Other	43.8	52.6

Total deferred income tax assets	288.6	245.3
Valuation allowance for deferred income tax assets	(11.4)	(7.6)

Net deferred income tax assets	277.2	237.7

Deferred income tax liabilities:
Goodwill and other intangibles	(363.3)	(320.2)
Revenue on lease contracts	(529.2)	(485.0)
Other	(1.8)	(0.6)

Total deferred income tax liabilities	(894.3)	(805.8)

Net deferred income tax liabilities(1)	$(617.1)	$(568.1)

CAREFUSION CORPORATION

NOTES TO AUDITED COMBINED FINANCIAL STATEMENTS — (Continued)

Deferred tax assets and liabilities in the preceding table, after netting by taxing jurisdiction, are in the following captions in the combined balance sheet at June 30, 2008 and 2007:

	June 30,	June 30,
	2008	2007
	(in millions)

Current deferred tax asset(1)	$7.1	$133.6
Non current deferred tax asset(2)	9.1	9.6
Current deferred tax liability(3)	(17.5)	(0.2)
Non current deferred tax liability(4)	(615.8)	(711.1)

Net deferred tax liability	$(617.1)	$(568.1)

(1)	Included in “Prepaid expenses and other.”

(2)	Included in “Other assets.”

(3)	Included in “Other accrued liabilities.”

(4)	Included in “Deferred income taxes and other liabilities.”

At June 30, 2008, we had gross federal, state and international loss and credit carryforwards of $7.9 million, $187.0 million and $32.1 million, respectively, the tax effect of which is an aggregate deferred tax asset of $19.0 million. Substantially all of these carryforwards are available for at least three years or have an indefinite carryforward period. The valuation allowance of $11.4 million at June 30, 2008 applies to certain federal, international, and state and local carryforwards that, in the opinion of management, are more likely than not to expire unutilized. However, to the extent that tax benefits related to these carryforwards are realized in the future, the reduction in the valuation allowance would be applied against income tax expense.

In the first quarter of fiscal 2008, we adopted the provisions of FIN No. 48, “Accounting for Uncertainty in Income Taxes.” FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” This standard provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. The amount recognized is measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement. The cumulative effect of adoption of this interpretation was a $34.6 million reduction of parent company investment.

We had $169.2 million and $160.3 million of unrecognized tax benefits at June 30, 2008 and July 1, 2007, respectively. Included in the June 30, 2008 and July 1, 2007 balances are $120.3 million and $97.6 million, respectively, of unrecognized tax benefits that, if recognized, would have an impact on the effective tax rate. The remaining unrecognized tax benefits relate to tax positions for which ultimate deductibility is highly certain but for which there is uncertainty as to the timing of such deductibility and to tax positions related to acquired companies in the amount of $18.8 million and $20.6 million at June 30, 2008 and July 1, 2007, respectively. Recognition of these tax benefits would not affect our effective tax rate. Effective July 1, 2009, we will adopt SFAS No. 141R, “Business Combinations,” which will result in an impact to the effective tax rate for unrecognized tax benefits related to tax positions of acquired companies if recognized after the date of adoption. We include the full amount of unrecognized tax benefits in deferred

CAREFUSION CORPORATION

NOTES TO AUDITED COMBINED FINANCIAL STATEMENTS — (Continued)

income taxes and other liabilities in the combined balance sheets. A reconciliation of the unrecognized tax benefits from July 1, 2007 to June 30, 2008 is as follows:

(in millions)

Balance at July 1, 2007	$160.3
Additions for tax positions of the current year	28.2
Additions for tax positions of prior years	11.8
Reductions for tax positions of prior years	(25.4)
Settlements with tax authorities	(2.1)
Expiration of the statute of limitations	(3.6)

Balance at June 30, 2008	$169.2

We recognize accrued interest and penalties related to unrecognized tax benefits in income tax expense. As of June 30, 2008 and July 1, 2007, we had $33.2 million and $28.3 million, respectively, accrued for the payment of interest and penalties. These balances are gross amounts before any tax benefits and are included in deferred income taxes and other liabilities in the combined balance sheets. For the year ended June 30, 2008, we recognized $4.9 million of interest and penalties in the combined statement of earnings.

Cardinal Health files income tax returns in the U.S. federal jurisdiction, various U.S. state jurisdictions and various foreign jurisdictions. With few exceptions, Cardinal Health is subject to audit by taxing authorities for fiscal years ending June 30, 2001 through the current fiscal year.

The IRS currently has ongoing audits of fiscal years 2001 through 2007.

Subsequent to the fiscal year ended June 30, 2008, Cardinal Health received an IRS Revenue Agent Report for tax years 2003 through 2005, which included new Notices of Proposed Adjustment related to the its transfer pricing arrangements between foreign and domestic subsidiaries, including certain entities included in our combined financial statements, and the transfer of intellectual property among subsidiaries. The amount of additional tax proposed by the IRS in the new notices totals $462.1 million, excluding penalties and interest which may be significant. We and Cardinal Health disagree with these proposed adjustments and the valuations underlying such adjustments and intend to vigorously contest them.

It is possible that there could be a change in the amount of unrecognized tax benefits within the next 12 months due to activities of the IRS or other taxing authorities, including proposed assessments of additional tax, possible settlement of audit issues, or the expiration of applicable statutes of limitations. Subsequent to the fiscal year ended June 30, 2008, we recorded a $46.3 million increase to unrecognized tax benefits related to a previous acquisition through goodwill for the transfer of intellectual property. It is not possible to reasonably estimate the amount of such change in other unrecognized tax benefits at this time.

10.	COMMITMENTS AND CONTINGENT LIABILITIES

Commitments

The future minimum rental payments for operating leases having initial or remaining non-cancelable lease terms in excess of one year at June 30, 2008 are as follows:

	2009	2010	2011	2012	2013	Thereafter	Total
	(in millions)

Minimum rental payments	$40.7	$34.3	$29.1	$25.0	$22.4	$64.4	$215.9

Rental expense relating to operating leases was approximately $50.4 million, $32.3 million and $27.2 million in fiscal 2008, 2007 and 2006, respectively. Sublease rental income was not material for any period presented herein.

CAREFUSION CORPORATION

NOTES TO AUDITED COMBINED FINANCIAL STATEMENTS — (Continued)

Legal Proceedings

In addition to commitments and obligations in the ordinary course of business, we are subject to various claims, pending and potential legal actions for damages, investigations relating to governmental laws and regulations and other matters arising out of the normal conduct of our business. We accrue for contingencies related to litigation in accordance with SFAS No. 5, “Accounting for Contingencies,” which requires us to assess contingencies to determine the degree of probability and range of possible loss. An estimated loss contingency is accrued in our financial statements if it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Because litigation is inherently unpredictable and unfavorable resolutions could occur, assessing contingencies is highly subjective and requires judgments about future events. We regularly review contingencies to determine the adequacy of the accruals and related disclosures. The amount of ultimate loss may differ from these estimates. It is possible that cash flows or results of operations could be materially affected in any particular period by the unfavorable resolution of one or more of these contingencies.

ICU Litigation

One of our subsidiaries, Cardinal Health 303, Inc. (formerly known as ALARIS Medical Systems, Inc.), or Cardinal Health 303, is a party to ICU Medical, Inc. v. ALARIS Medical Systems, Inc., a patent infringement action that was filed in the U.S. District Court for the Southern District of California on June 16, 2004. The complaint alleges that the Alaris SmartSite family of needle-free valves infringes upon ICU patents. ICU seeks monetary damages plus permanent injunctive relief to prevent us from selling SmartSite products. On July 30, 2004, the District Court denied ICU’s application for a preliminary injunction finding, among other things, that ICU had failed to show a substantial likelihood of success on the merits. During July and August 2006, the District Court granted summary judgment to us on three of the four patents asserted by ICU and issued an order interpreting certain claims in certain patents in a manner that could impair ICU’s ability to enforce those patents against us. On January 22, 2007, the District Court granted summary judgment in favor of us on all of ICU’s remaining claims and declared certain of their patent claims invalid. The District Court has ordered ICU to pay us approximately $5.0 million of attorneys’ fees and costs. On October 24, 2007, ICU appealed these decisions to the U.S. Court of Appeals for the Federal Circuit. On March 13, 2009, the Court of Appeals affirmed the rulings of the District Court in this matter on all grounds. The Court of Appeals denied ICU’s request for a panel rehearing on the issue of attorneys’ fees. We intend to continue to defend this action vigorously. At this time, it is not possible to estimate the amount of loss or range of possible loss that might result from an adverse resolution of this matter. We currently do not believe, however, that this proceeding will have a material adverse effect on our results of operations or financial condition.

FDA Consent Decree

In February 2009, we and the U.S. Food and Drug Administration, or FDA, amended a Consent Decree for Condemnation and Permanent Injunction, between Cardinal Health 303, our subsidiary that manufactures and sells infusion pumps in the United States, and the FDA to include all infusion pumps manufactured by or for Cardinal Health 303. The original Consent Decree and the Consent Decree as amended are referred to hereinafter as the “Consent Decree” and the “Amended Consent Decree,” respectively. The Amended Consent Decree was entered by the U.S. District Court for the Southern District of California on February 23, 2009. The FDA alleged in the Amended Consent Decree that based on a January 2008 inspection, certain of our infusion pumps did not satisfy the standards of the Federal Food, Drug and Cosmetic Act, or FDC Act. Without admitting the allegations contained in the Amended Consent Decree, and in addition to the requirements of the original Consent Decree, we agreed, among other things that we will: (i)  by no later than April 24, 2009, submit a corrective action plan to the FDA to bring Alaris system and all other infusion pumps in use in the U.S. market into compliance with the FDC Act; (ii) by no later than June 3, 2009, have an independent expert perform a comprehensive inspection of our infusion pump facilities and certify whether our infusion pump operations are in conformity with the Quality System Regulation and certain other provisions

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NOTES TO AUDITED COMBINED FINANCIAL STATEMENTS — (Continued)

of the FDC Act; and (iii) by no later than June 3, 2009, have an independent recall expert inspect our recall procedures and all ongoing recalls involving our infusion pumps and certify whether the recall procedures are in compliance with the FDC Act and whether we should take any further remedial actions with respect to any recalls involving our infusion pumps. The Amended Consent Decree does not apply to intravenous administration sets and accessories. Furthermore, it does not prohibit us from continuing to manufacture, market and sell infusion pumps (other than the Alaris SE pumps, which were covered under the Consent Decree). The Amended Consent Decree also authorizes the FDA, in the event of any violations in the future, to order us to cease manufacturing and distributing, recall products and take other actions. We may be required to pay damages of $15,000 per day per violation if we fail to comply with any provision of the Amended Consent Decree, up to $15 million per year.

The original Consent Decree was entered by the District Court on February 8, 2007. Prior to entering into the Consent Decree, we had initiated a voluntary field corrective action on August 15, 2006 of our Alaris SE pumps as a result of information indicating that the product had a risk of “key bounce” associated with keypad entries that could lead to over-infusion of patients. On August 23, 2006, the United States filed a complaint in the District Court to effect the seizure of Alaris SE pumps and approximately 1,300 units were seized by the FDA. Under the Consent Decree, we were required to, among other things, submit a plan to the FDA outlining corrections for the Alaris SE pumps currently in use by customers and a reconditioning plan for the seized Alaris SE pumps.

Since the time the original Consent Decree and the Amended Consent Decree were entered into, we have been working to satisfy the obligations of the Consent Decree and the Amended Consent Decree. On August 24, 2007, the FDA notified us that we had met the conditions of our reconditioning plan for the Alaris SE pumps that were seized to the FDA’s satisfaction. In addition, on October 10, 2008, we notified the FDA that we had satisfied our best efforts obligation to find and remediate Alaris SE pumps in the United States in use by customers. We also had previously engaged an independent expert to inspect the Alaris SE pump facilities and certify the infusion pump operations as required by the Consent Decree. On April 2, 2008, we implemented a new quality system in our infusion pump facilities.

We cannot currently predict the outcome of this matter, the amount that will be incurred to resolve this matter, or the matter’s ultimate impact on our business. We may be obligated to pay more or less than any amount that we reserve in connection with the Amended Consent Decree and our corrective action plan because, among other things, the cost of implementing a corrective action plan may be different than our current expectations (including as a result of changes in manufacturing, delivery and material costs), the FDA may determine that we are not fully compliant with the Amended Consent Decree or our corrective action plan and therefore impose penalties under the Amended Consent Decree, and/or we may be subject to future proceedings and litigation relating to the matters addressed in the Amended Consent Decree. For further information, see note 19 to our audited combined financial statements.

Other Matters

In addition to the matters described above, we also become involved in other litigation and regulatory matters incidental to our business, including, but not limited to, product liability claims, employment matters, commercial disputes, intellectual property matters, inclusion as a potentially responsible party for environmental clean-up costs, and litigation in connection with acquisitions and divestitures. We intend to vigorously defend ourself against such litigation and do not currently believe that the outcome of any such litigation will have a material adverse effect on our combined financial statements.

We may also determine that products manufactured or marketed by us do not meet our specifications, published standards or regulatory requirements. When a quality issue is identified, we investigate the issue and take appropriate corrective action, such as withdrawal of the product from the market, correction of the product at the customer location, notice to the customer of revised labeling and other actions. We have recalled, and/or conducted field alerts relating to, certain of our products from time to time. These activities

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NOTES TO AUDITED COMBINED FINANCIAL STATEMENTS — (Continued)

can lead to costs to repair or replace affected products, temporary interruptions in product sales and action by regulators, and can impact reported results of operations. We currently do not believe that these activities (other than those specifically disclosed herein) have had or will have a material adverse effect on our business or results of operations.

See note 9 for additional discussion of contingencies related to our income taxes.

11.	GUARANTEES

In the ordinary course of business, we, from time to time, agree to indemnify certain other parties under agreements with us, including under acquisition and disposition agreements, customer agreements and intellectual property licensing agreements. Such indemnification obligations vary in scope and, when defined, in duration. In many cases, a maximum obligation is not explicitly stated and therefore the overall maximum amount of the liability under such indemnification obligations cannot be reasonably estimated. Where appropriate, such indemnification obligations are recorded as a liability. Historically, we have not, individually or in the aggregate, made payments under these indemnification obligations in any material amounts. In certain circumstances, we and Cardinal Health believe that Cardinal Health’s existing insurance arrangements, subject to the general deduction and exclusion provisions, would cover portions of the liability that may arise from these indemnification obligations. In addition, we believe that the likelihood of a material liability being triggered under these indemnification obligations is not significant.

In the ordinary course of business, we, from time to time, enter into agreements that obligate us to make fixed payments upon the occurrence of certain events. Such obligations primarily relate to obligations arising under acquisition transactions, where we have agreed to make payments based upon the achievement of certain financial performance measures by the acquired business. Generally, the obligation is capped at an explicit amount. Our aggregate exposure for these obligations, assuming the achievement of all financial performance measures, is not material. Any potential payment for these obligations would be treated as an adjustment to the purchase price of the related entity and would have no impact on our results of operations.

12.	FINANCIAL INSTRUMENTS

We use derivative financial instruments indirectly through our participation in the centralized hedging functions of Cardinal Health, which are designed primarily to minimize exposure to interest rate and foreign currency risk. Cardinal Health does not hold or issue derivative financial instruments for speculative purposes.

The effects of foreign currency derivative instruments (including the associated derivative assets and liabilities) have been pushed down to us on a specific identification basis. The effects of interest rate derivative instruments have been included in the allocation of debt and net interest expense described in “Principles of Consolidation and Basis of Presentation” described in notes 1, 8 and 13.

Currency Risk Management. We conduct business in several major international currencies and are subject to risks associated with changing foreign exchange rates. Cardinal Health’s objective is to reduce earnings and cash flow volatility associated with foreign exchange rate changes to allow management to focus its attention on its business operations. Accordingly, Cardinal Health enters into various contracts that change in value as foreign exchange rates change to protect the value of existing foreign currency assets and liabilities, commitments and anticipated foreign currency revenue and expenses. The gains and losses on these contracts offset changes in the value of the underlying transactions as they occur.

At June 30, 2008 and 2007, Cardinal Health held forward contracts expiring through June 2009 and June 2008, respectively, to hedge our probable, but not firmly committed, revenue and expenses. These hedging contracts are classified as cash flow hedges and, accordingly, are adjusted to current market values through other comprehensive income until the underlying transactions are recognized. Upon recognition, such gains and losses are recorded in operations as an adjustment to the recorded amounts of the underlying transactions

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NOTES TO AUDITED COMBINED FINANCIAL STATEMENTS — (Continued)

in the period in which these transactions are recognized. The principal currencies hedged are the Canadian dollar, European euro, Mexican peso, Thai baht, British pound, and Australian dollar.

Cardinal Health also held other forward contracts expiring through July 2008 at June 30, 2008 and July 2007 at June 30, 2007 to manage the foreign exchange exposure of our foreign currency assets and liabilities subject to revaluation. These instruments do not meet the requirements for hedge accounting treatment and are adjusted to current market values through interest expense and other.

The following table represents the notional amount hedged and the value of the forward contracts outstanding at June 30, 2008 and 2007 included in our other assets or liabilities:

	At June 30,
	2008	2007
	(In millions)

Forward contracts — cash flow hedge:
Notional amount	$377.7	$313.5
Assets	3.2	1.8
Liabilities	8.8	4.5
Forward contracts — other(1):
Notional amount	$334.8	$406.8
Assets	—	—
Liabilities	—	—

(1)	“Forward contracts — other” refers to forward contracts used to manage our foreign exchange exposure of intercompany financing transactions and other balance sheet items subject to revaluation which do not meet the requirements for hedge accounting treatment. The amount of net losses related to these instruments recognized through interest expense and other during fiscal 2008, 2007 and 2006 were approximately $44.7 million, $18.1 million, and $1.4 million, respectively. The loss recorded on these instruments is substantially offset by the remeasurement adjustment on the foreign currency denominated asset or liability. The settlement of the derivative instrument and the remeasurement adjustment on the foreign currency denominated asset or liability are both recorded in interest expense and other at the end of each period.

At June 30, 2008 and 2007, we had net deferred losses related to forward contract cash flow hedges of $5.7 million and $3.1 million, respectively. These losses were recorded in other comprehensive income. During fiscal 2008 and 2007, we recognized losses of approximately $13.3 million and $3.0 million, respectively, within net earnings related to these forward contracts. We did not recognize any material gains/(losses) related to contracts that were not effective or forecasted transactions that did not occur during fiscal 2008 and 2007.

The counterparties to these contracts are major financial institutions and Cardinal Health does not have significant exposure to any one counterparty. Management believes the risk of loss is remote and in any event would not be material.

Fair Value of Financial Instruments. The carrying amounts of cash and equivalents, trade receivables, accounts payable and other accrued liabilities at June 30, 2008 and 2007 approximate their fair value because of the short-term maturities of these items.

Cash balances are invested in accordance with Cardinal Health’s investment policy. These investments are exposed to market risk from interest rate fluctuations and credit risk from the underlying issuers, although this is mitigated through diversification.

The estimated fair value of our long-term obligations and other short-term borrowings, including debt allocated to us from Cardinal Health, was $1,579.3 million and $1,284.4 million as compared to the carrying amounts of $1,608.7 million and $1,279.9 million at June 30, 2008 and 2007, respectively. The fair value of our long-term obligations and other short-term borrowings is estimated based on either the quoted market

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NOTES TO AUDITED COMBINED FINANCIAL STATEMENTS — (Continued)

prices for the same or similar issues and the current interest rates offered for debt of the same remaining maturities or estimated discounted cash flows.

The following is a summary of the fair value loss of Cardinal Health’s derivative instruments which are specifically identifiable with us, based upon the estimated amount that Cardinal Health would pay to terminate the contracts as of June 30, 2008 and 2007. The fair values are based on quoted market prices for the same or similar instruments.

	2008		2007
	Notional	Fair Value	Notional	Fair Value
	Amount	Loss	Amount	Loss
	(in millions)

Foreign currency forward contracts	$712.5	$5.6	$720.3	$2.7

13.	RELATED PARTY TRANSACTIONS AND PARENT COMPANY EQUITY

The combined financial statements have been prepared on a stand-alone basis and are derived from the consolidated financial statements and accounting records of Cardinal Health. Immediately following the distribution, Cardinal Health will retain no more than 19.9% of our outstanding shares of common stock.

Allocation of General Corporate Expenses

The combined financial statements include expense allocations for certain functions provided by Cardinal Health, including, but not limited to, general corporate expenses related to finance, legal, information technology, human resources, communications, ethics and compliance, shared services, employee benefits and incentives, and stock-based compensation. These expenses have been allocated to us on the basis of direct usage when identifiable, with the remainder allocated on the basis of revenue, headcount or other measure. During the fiscal years ended June 30, 2008, 2007 and 2006, we were allocated $407.2 million, $428.3 million and $219.2 million, respectively, of general corporate expenses incurred by Cardinal Health which is included within SG&A expenses in the combined statements of earnings.

The expense allocations have been determined on a basis that both we and Cardinal Health consider to be a reasonable reflection of the utilization of services provided or the benefit received by us during the periods presented. The allocations may not, however, reflect the expense we would have incurred as an independent, publicly-traded company for the periods presented. Actual costs that may have been incurred if we had been a stand-alone company would depend on a number of factors, including the chosen organization structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure.

Related Party Sales

We sell certain medical products and supplies through the medical distribution business of Cardinal Health. We recognize product revenue on sales through the medical distribution business of Cardinal Health primarily when title transfers to the end customer, which is typically upon receipt by the end customer. Our product revenue related to these sales totaled $932.9 million, $836.4 million and $760.7 million for the fiscal years ended June 30, 2008, 2007 and 2006, respectively. Inventory associated with these sales held in Cardinal Health distribution centers was $99.2 million and $95.9 million at June 30, 2008 and 2007, respectively. Accounts receivable associated with these customer sales is maintained by Cardinal Health. The amount of accounts receivable allocated to us was $132.9 million and $104.6 million at June 30, 2008 and 2007, respectively.

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NOTES TO AUDITED COMBINED FINANCIAL STATEMENTS — (Continued)

Parent Company Equity

Net transfers (to)/from parent are included within parent company investment on the combined statements of parent company equity. The components of the net transfers (to)/from parent as of June 30, 2008, 2007 and 2006 are as follows:

	June 30,
	2008	2007	2006
	(in millions)

Net change in debt allocated from parent	$(338.2)	$(134.4)	$(371.0)
Net change in income tax accounts	(121.8)	(124.2)	(569.2)
Cash transferred from parent for acquisitions	520.6	1,571.7	85.3
Cash repatriation to parent	(173.9)	—	(494.0)
Loans (to)/from parent	(325.1)	(1.7)	317.7
Corporate push down	28.1	2.8	(0.5)
Other	(80.5)	296.6	185.0

Total net transfers (to)/from parent	$(490.8)	$1,610.8	$(846.7)

During fiscal 2008, 2007, and 2006, Cardinal Health paid royalties to us under various royalty agreements. Amounts outstanding under these agreements are considered settled for cash in the combined financial statements at the end of each reporting period and, as such, are included in parent company investment. After the separation, we will no longer receive royalty income from these agreements. The intellectual property underlying the royalty income will remain with Cardinal Health upon separation.

Cardinal Health uses a centralized approach to U.S. domestic cash management and financing of its operations, excluding debt directly incurred by any of its businesses, such as debt assumed in an acquisition or certain capital lease obligations. The majority of our domestic cash is transferred to Cardinal Health daily and Cardinal Health funds our operating and investing activities as needed. A portion of Cardinal Health’s consolidated debt has been allocated to us based on the debt levels consistent with an investment grade credit rating, including amounts directly incurred. Net interest expense has been allocated in the same proportions as debt and includes the effect of interest rate swap agreements designated as fair value hedges. For fiscal 2008, 2007 and 2006, Cardinal Health has allocated net interest expense of $88.2 million, $72.4 million and $67.2 million, respectively.

Both we and Cardinal Health believe the allocation basis for debt and net interest expense is reasonable based on the debt levels consistent with an investment grade credit rating for us. However, these amounts may not be indicative of the actual amounts that we would have incurred had we been operating as an independent, publicly-traded company for the periods presented.

The combined financial statements also include the push down of certain assets and liabilities that have historically been held at the Cardinal Health corporate level but which are specifically identifiable or otherwise allocable to us. The cash and cash equivalents held by Cardinal Health at the corporate level were not allocated to us for any of the periods presented. Cash and equivalents in our combined balance sheets primarily represent cash held locally by international entities included in our combined financial statements. Transfers of cash to and from Cardinal Health’s domestic cash management system are reflected as a component of parent company investment on the combined balance sheets. Cardinal Health maintains self-insurance programs at a corporate level. We were allocated a portion of expenses associated with these programs as part of the general corporate overhead expenses. We were not allocated any portion of the related reserves as these reserves represent obligations of Cardinal Health which are not transferable.

All significant intercompany transactions between us and Cardinal Health have been included in these combined financial statements and are considered to be effectively settled for cash in the combined financial

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NOTES TO AUDITED COMBINED FINANCIAL STATEMENTS — (Continued)

statements at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the combined statements of cash flow as a financing activity and in the combined balance sheets as parent company investment.

14.	SEGMENT INFORMATION

Our operations are principally managed on a products and services basis and are comprised of two reportable segments: Critical Care Technologies and Medical Technologies and Services.

In accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” we report segment information based on the management approach. The management approach designates the internal reporting used by the Chief Operating Decision Maker, or the CODM, for making decisions and assessing performance as the source of our reportable segments. The CODM is our Chairman and Chief Executive Officer. The CODM allocates resources to and assesses the performance of each operating segment using information about its revenues and operating income/(loss) before interest and taxes. We have determined our operating segments as follows based on the information used by the CODM.

The Critical Care Technologies segment develops, manufactures and markets IV medication products, including IV infusion systems, primarily to hospitals, ambulatory surgical centers and transport services. It also provides point-of-care systems that automate the dispensing of medications and supplies in hospitals and other healthcare facilities. Finally, it develops, manufactures and markets products for diagnosis and treatment of pulmonary and sleep-related disorders primarily to hospitals, clinics, private physicians and research centers.

In accordance with SFAS No. 131, we determined the three operating segments within Critical Care Technologies qualify for aggregation based on the criteria that: 1) aggregation is consistent with the objective and basic principles of SFAS No. 131; 2) the operating segments have similar economic characteristics; and 3) the segments have similar basic characteristics in each of the following areas: the nature of the products or services, the nature of the production process, the type or class of customer for their products or services, the methods used to distribute their products or provide their services and the nature of the regulatory environment.

The Medical Technologies and Services segment provides single-use medical products used in surgical and vascular access procedures and infection prevention software to hospitals, ambulatory surgical centers and other healthcare settings. It also develops, manufactures and markets reusable stainless-steel surgical instruments and a variety of medical devices used primarily by interventional radiologists and surgeons in combination with certain image guidance technologies primarily to hospitals. Finally, it develops, manufactures and markets a line of neurological, vascular and audiological diagnostic and monitoring products to hospitals and other healthcare facilities such as private practice and outpatient clinics, ambulatory surgery centers and physician offices.

The following table includes revenue from external customers for each reportable segment for the fiscal years ended June 30, 2008, 2007 and 2006:

	Segment Revenue
	2008	2007	2006
	(in millions)

Critical Care Technologies(1)	$2,603.4	$1,904.8	$1,635.0
Medical Technologies and Services(2)	1,915.0	1,573.0	1,416.5

Revenue	$4,518.4	$3,477.8	$3,051.5

(1)	The Critical Care Technologies segment’s revenue is primarily derived from two main product categories. These product categories and their respective contributions to revenue are as follows for fiscal 2008, 2007 and 2006:

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NOTES TO AUDITED COMBINED FINANCIAL STATEMENTS — (Continued)

Product Category	2008	2007	2006

Critical care	65%	59%	61%
Dispensing	35%	41%	39%

Total	100%	100%	100%

(2)	Medical Technologies and Services segment’s revenue is primarily derived from the manufacturing of medical and surgical products for all fiscal years presented.

We evaluate the performance of the segments based upon, among other things, segment profit. Segment profit is segment revenue less segment cost of products sold, SG&A expenses, research and development expenses and restructuring and acquisition integration charges. Segment SG&A expense primarily includes equity-based compensation expense, selling and marketing expense, quality and regulatory expense, exchange rate effect, acquisition-related expenses as well as allocated corporate expenses for shared functions, including corporate management, corporate finance, financial shared services, human resources, information technology, legal, legislative affairs and management incentive plan expenses. With the exception of goodwill, we do not identify or allocate assets by operating segment; accordingly, segment related disclosures with respect to assets have been omitted. The accounting policies of the segments are the same as those described in the summary of significant accounting policies in note 1.

The following table includes segment profit by reportable segment for the fiscal years ended June 30, 2008, 2007 and 2006:

	Segment Profit
	2008	2007	2006
	(in millions)

Critical Care Technologies	$512.4	$245.2	$263.3
Medical Technologies and Services	212.9	220.2	170.8

Operating earnings	$725.3	$465.4	$434.1

The following tables include depreciation and amortization expense and capital expenditures for the fiscal years ended June 30, 2008, 2007 and 2006 for each segment:

	Depreciation and Amortization Expense
	2008	2007	2006
	(in millions)

Critical Care Technologies	$111.0	$75.9	$75.6
Medical Technologies and Services	54.3	41.2	33.1

Depreciation and amortization expense	$165.3	$117.1	$108.7

	Capital Expenditures
	2008	2007	2006
	(in millions)

Critical Care Technologies	$129.3	$78.5	$75.3
Medical Technologies and Services	59.1	36.3	29.6

Capital expenditures	$188.4	$114.8	$104.9

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NOTES TO AUDITED COMBINED FINANCIAL STATEMENTS — (Continued)

The following table presents revenue and net property and equipment by geographic area:

	Revenue			Property and Equipment, Net
	For the Fiscal Year Ended June 30,			As of June 30,
	2008	2007	2006	2008	2007
	(in millions)

United States	$3,330.9	$2,688.8	$2,346.1	$419.3	$332.1
International	1,187.5	789.0	705.4	182.4	160.9

Total	$4,518.4	$3,477.8	$3,051.5	$601.7	$493.0

15.	PRODUCT WARRANTIES

We offer warranties on certain products for various periods of time. We accrue for the estimated cost of product warranties at the time revenue is recognized. Our product warranty liability reflects management’s best estimate of probable liability under our product warranties. The table below summarizes the changes in the carrying amount of the liability for product warranties for the fiscal years ended June 30, 2008 and 2007:

Total
(in millions)

Balance at June 30, 2006	$5.6
Warranty accrual(1)	23.8
Warranty claims paid	(4.8)

Balance at June 30, 2007	24.6
Warranty accrual	30.0
Warranty claims paid	(26.7)

Balance at June 30, 2008	$27.9

(1)	The increase in our liability for product warranties in fiscal 2007 is primarily comprised of the estimated costs of our Alaris SE pump corrective action plan. See note 10 for additional information regarding this corrective action plan.

16.	EMPLOYEE EQUITY AND SAVINGS PLANS

Cardinal Health maintains several Plans for the benefit of certain of its officers, directors and employees, including our employees. The following disclosures represent our portion of the Plans maintained by Cardinal Health in which our employees participated. All awards granted under the Plans consist of Cardinal Health common shares. Accordingly, the amounts presented are not necessarily indicative of future performance and do not necessarily reflect the results that we would have experienced as an independent, publicly-traded company for the periods presented.

Employee options granted under the Plans during fiscal 2007 and 2006 generally vest in equal annual installments over four years and are exercisable for periods up to seven years from the date of grant at a price equal to the fair market value of the common shares underlying the option at the date of grant. Employee options granted under the Plans during fiscal 2008 generally vest in equal annual installments over three years and are exercisable for periods up to seven years from the date of grant at a price equal to the fair market value of the common shares underlying the option at the date of grant. Employee restricted shares and restricted share units granted under the Plans during fiscal 2006, 2007 and 2008 generally vest in equal installments over three years and entitle holders to dividends or cash dividend equivalents. Restricted shares and restricted share units that were awarded after August 1, 2006 accrue dividends or cash dividend equivalents that are payable upon vesting of the awards.

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NOTES TO AUDITED COMBINED FINANCIAL STATEMENTS — (Continued)

During the first quarter of fiscal 2006, we adopted SFAS No. 123(R), “Share-Based Payment,” applying the modified prospective method. This statement requires all equity-based payments to employees, including grants of employee options, to be recognized in the statement of earnings based on the grant date fair value of the award. Under the modified prospective method, we are required to record equity-based compensation expense for all awards granted after the date of adoption and for the unvested portion of previously granted awards outstanding as of the date of adoption.

The fair values of options granted after we adopted this statement were determined using a lattice valuation model. We believe the lattice model provides for better estimates because it has the ability to take into account employee exercise patterns based on changes in Cardinal Health’s stock price and other variables and provides for a range of input assumptions. In anticipation of the adoption of SFAS No. 123(R), Cardinal Health did not modify the terms of any previously granted options.

The fair values of restricted shares and restricted share units are determined by the number of shares granted and the grant date market price of Cardinal Health common shares. The compensation expense recognized for all equity-based awards is net of estimated forfeitures and is recognized using the straight-line method over the awards’ service period. In accordance with SAB No. 107, “Share-Based Payment,” we classify equity-based compensation within SG&A expense to correspond with the same line item as the majority of the cash compensation paid to employees.

The following table illustrates the impact of equity-based compensation on reported amounts for the fiscal years ended June 30, 2008, 2007 and 2006:

	2008		2007		2006
		Impact of		Impact of		Impact of
		Equity-Based		Equity-Based		Equity-Based
	As Reported	Compensation	As Reported	Compensation	As Reported	Compensation
	(in millions)

Operating earnings	$725.3	$(54.3)	$465.4	$(67.9)	$434.1	$(92.4)
Net earnings	$662.7	$(34.9)	$502.4	$(40.7)	$460.3	$(57.9)

The following summarizes all stock option transactions for our employees under the Plans from July 1, 2006 through June 30, 2008:

		Weighted Average
		Exercise Price
		Per Cardinal Health
	Options Outstanding	Common Share
	(in millions, except per share amounts)

Balance at June 30, 2006	13.2	$54.94
Granted	1.5	66.26
Exercised	1.5	50.98
Canceled	0.3	54.54

Balance at June 30, 2007	12.9	56.73
Granted	1.4	64.35
Exercised	1.1	42.64
Canceled	0.7	63.38

Balance at June 30, 2008	12.5	$58.41

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NOTES TO AUDITED COMBINED FINANCIAL STATEMENTS — (Continued)

Additional information concerning our employee’s stock options outstanding under the Plans as of June 30, 2008, 2007 and 2006 is presented below (options are in millions):

	Outstanding			Exercisable
		Weighted	Weighted		Weighted	Weighted
		Average	Average		Average	Average
		Remaining	Exercise Price		Remaining	Exercise Price
		Contractual	per Cardinal		Contractual	per Cardinal
		Life in	Health Common		Life in	Health Common
As of June 30,	Options	Years	Share	Options	Years	Share

2008	12.5	4.7	$58.43	9.6	4.5	$56.35
2007	12.9	5.6	56.73	6.8	4.7	59.87
2006	13.2	6.3	54.94	6.3	5.0	56.38

The range of exercise prices for the options presented above is $0.01 to $80.86.

The aggregate intrinsic value of options exercised during fiscal 2008, 2007 and 2006 was approximately $21.6 million, $29.8 million and $25.4 million, respectively. The aggregate intrinsic value of options outstanding at June 30, 2008, 2007 and 2006 was approximately $35.4 million, $179.3 million and $137.8 million, respectively. The aggregate intrinsic value of options exercisable at June 30, 2008, 2007 and 2006 was approximately $35.3 million, $73.3 million and $61.8 million, respectively. The weighted average fair value of options granted during fiscal 2008, 2007 and 2006 was $18.09, $21.52 and $19.47, respectively. Total equity-based compensation expense, net of estimated forfeitures, related to unvested stock options not yet recognized as of June 30, 2008, 2007 and 2006 was $39.4 million, $50.5 million and $59.1 million, respectively.

The fair values of the options granted to our employees and directors during fiscal 2008, 2007 and 2006 were estimated on the date of grant using a lattice valuation model. The lattice valuation model incorporates ranges of assumptions that are disclosed in the table below. The risk-free rate is based on the U.S. Treasury yield curve at the time of the grant. Cardinal Health analyzed historical data to estimate option exercise behaviors and employee terminations to be used within the lattice model. Separate option valuations were calculated for three separate groups of employees. The groups were determined using similar historical exercise behaviors. The expected life of the options granted was calculated from the option valuation model and represents the length of time in years that the options granted are expected to be outstanding. The range of expected lives in the table below results from the separate groups of employees identified by Cardinal Health based on their option exercise behaviors. Expected volatilities are based on implied volatility from traded options on Cardinal Health common shares and historical volatility over a period of time commensurate with the contractual term of the option grant (7 years). The following table provides the range of assumptions used for options valued during fiscal 2008, 2007 and 2006:

	2008	2007	2006

Risk-free interest rate	2.1% — 4.8%	4.5% — 5.1%	3.3% — 5.1%
Expected life in years	4.4 — 7.0	5.7 — 7.0	5.6 — 7.0
Expected volatility	27.0%	27.0%	20.9% — 27.0%
Dividend yield	0.69% — 0.96%	0.50% — 0.69%	0.32% — 0.55%

Restricted shares and share units are expensed over the awards’ service period, generally three years. As of June 30, 2008, 2007 and 2006, approximately 1.1 million, 0.8 million and 0.6 million restricted shares and restricted share units remained restricted and subject to forfeiture, respectively. Total equity-based compensation expense, net of estimated forfeitures, related to unvested restricted shares and restricted share units not yet recognized was $27.8 million and $7.8 million, respectively, as of June 30, 2008, $22.5 million and $6.3 million, respectively, as of June 30, 2007 and $13.5 million and $4.8 million, respectively, as of June 30, 2006.

CAREFUSION CORPORATION

NOTES TO AUDITED COMBINED FINANCIAL STATEMENTS — (Continued)

Cardinal Health has employee stock purchase plans under which the sale of 12.0 million common shares had been authorized at June 30, 2008. In November 2008, an additional 5.0 million common shares were authorized under the employee stock purchase plans, bringing the total authorization to 17.0 million shares. Generally, employees, including our employees, who have been employed by Cardinal Health for at least 30 days may be eligible to contribute from 1% to 15% of eligible compensation. The purchase price is determined by the lower of 85% of the closing market price on the first day of the offering period or 85% of the closing market price on the last day of the offering period. During any given calendar year, there are two offering periods: January 1 — June 30; and July 1 — December 31. At June 30, 2008, subscriptions of 0.2 million shares were outstanding. Through June 30, 2008, 1.9 million shares had been issued to our employees under the plans.

Employee Savings Plan

Substantially all of Cardinal Health’s domestic non-union employees, including our employees, are eligible to be enrolled in company-sponsored contributory profit sharing and retirement savings plans, which include features under Section 401(k) of the Code and provide for company matching and profit sharing contributions. Contributions to the plans are determined by Cardinal Health’s board of directors subject to certain minimum requirements as specified in the plans. The total expense allocated to us for employee retirement benefit plans was $28.9 million, $24.2 million and $26.8 million for fiscal 2008, 2007 and 2006, respectively.

17.	OFF-BALANCE SHEET TRANSACTIONS

Cardinal Health periodically enters into certain off-balance sheet arrangements, primarily receivable sales, in order to maximize diversification of funding and return on assets. The receivable sales, as described below, also provide for the transfer of credit risk to third parties.

Lease Receivable-Related Arrangements

An entity included in our combined financial statements has agreements to transfer ownership of certain equipment lease receivables, plus security interests in the related equipment, to the leasing subsidiary of a bank. In order to qualify for sale treatment under SFAS No. 140, Cardinal Health formed wholly-owned, special purpose, bankruptcy-remote subsidiaries, or the SPEs, and each of the SPEs formed wholly-owned, qualified special purpose subsidiaries, or the QSPEs, to effectuate the removal of the lease receivables from Cardinal Health’s consolidated financial statements. In accordance with SFAS No. 140, Cardinal Health consolidates the SPEs and does not consolidate the QSPEs. As such, the SPEs are included in our combined financial statements. Both the SPEs and QSPEs are separate legal entities that maintain separate financial statements from us and Cardinal Health. The assets of the SPEs and QSPEs are available first and foremost to satisfy the claims of their respective creditors.

Cash Flows from Lease Receivable-Related Arrangements

Our net cash outflow related to lease receivable interest transfers for fiscal 2008, 2007 and 2006 were as follows:

	2008	2007	2006
	(In millions)

Cash collected in servicing of related receivable interests	$0.3	$1.0	$2.2

Cash inflow to us	0.3	1.0	2.2
Cash collection remitted to the bank	(43.2)	(99.6)	(161.2)

Net impact to our cash flow	$(42.9)	$(98.6)	$(159.0)

Cardinal Health was required to repurchase any lease receivables or interests sold only if it was determined the representations and warranties with regard to the related lease receivables were not accurate on the date sold.

CAREFUSION CORPORATION

NOTES TO AUDITED COMBINED FINANCIAL STATEMENTS — (Continued)

18.	SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is selected quarterly financial data for fiscal 2008 and 2007. The sum of the quarters may not equal year-to-date due to rounding.

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
	(In millions)

Fiscal 2008
Revenue	$1,011.9	$1,108.6	$1,148.8	$1,249.1
Gross margin	$451.5	$496.6	$525.3	$572.9
Selling, general and administrative expenses	$262.6	$268.2	$283.3	$289.4
Net earnings	$141.8	$161.5	$184.7	$174.7

We recorded the following significant adjustments during fiscal 2008:

(a) a charge of approximately $3.2 million, $9.6 million and $6.0 million related to product recall charges during the first, second and third quarters, respectively, and the release of an excess reserve of $1.3 million in the fourth quarter; and

(b) an adjustment of approximately $18.0 million related to acquired IPR&D costs during the fourth quarter.

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
	(In millions)

Fiscal 2007
Revenue	$765.7	$845.4	$869.0	$997.7
Gross margin	$327.8	$383.5	$399.1	$456.5
Selling, general and administrative expenses	$199.9	$222.7	$226.7	$241.1
Net earnings	$114.5	$131.3	$143.9	$112.7

We recorded the following significant adjustments during fiscal 2007:

(a) an adjustment of approximately $13.5 related to product recall charges during first quarter; and

(b) an adjustment of approximately $84.5 million related to acquired IPR&D costs during the fourth quarter.

19.	SUBSEQUENT EVENTS (UNAUDITED)

FDA Consent Decree

In February 2009, we and the FDA amended a Consent Decree for Condemnation and Permanent Injunction, between Cardinal Health 303, our subsidiary that manufactures and sells infusion pumps in the United States, and the FDA to include all infusion pumps manufactured by or for Cardinal Health 303. On April 24, 2009, we submitted the corrective action plan required by the Amended Consent Decree to the FDA. Included in the corrective action plan was, among other proposed corrective actions, a software correction that addresses the potential risk recently identified with the Alaris PCA (Patient Controlled Analgesia) module when used with the Alaris PC Unit operating with software versions 8 through 9.1. When the products are used together, the Alaris PCA module may infuse above or below the intended infusion dose if a specific sequence of events occurs. We recorded a reserve of $17.8 million in the third quarter of fiscal 2009 based on our estimate of the costs that will be incurred in connection with the corrective action plan. Also on April 24, 2009, an independent expert provided a certification to the FDA indicating that the infusion pump operations are in conformity with the FDC Act, which meets the requirements of the original Consent Decree. On June 2, 2009, the independent expert provided a certification to the FDA on the remainder of the items required by the Amended Consent Decree. On June 2, 2009, the FDA notified us that the corrective action plan was acceptable

CAREFUSION CORPORATION

NOTES TO AUDITED COMBINED FINANCIAL STATEMENTS — (Continued)

and that we should begin implementation of the plan. We had placed a hold on shipping the Alaris PCA module and related Alaris PC Unit pending 510(k) clearance from the FDA for the software correction. We received 510(k) clearance on July 9, 2009, and have since resumed shipments.

We cannot currently predict the outcome of this matter, whether additional amounts will be incurred to resolve this matter or the matter’s ultimate impact on our business. We may be obligated to pay more or less than the amount that we reserved in connection with the Amended Consent Decree and our corrective action plan because, among other things, the cost of implementing the corrective action plan may be different than our current expectations (including as a result of changes in manufacturing, delivery and material costs), the FDA may determine that we are not fully compliant with the Amended Consent Decree or our corrective action plan and therefore impose penalties under the Amended Consent Decree, and/or we may be subject to future proceedings and litigation relating to the matters addressed in the Amended Consent Decree.

Cost Reduction Initiatives

Primarily in response to the delay in hospital capital spending and the overall decline in the global economy, we will reduce our global workforce by approximately 800 people. We expect to record a $29.7 million pre-tax restructuring charge for fiscal 2009 associated with these actions and an additional $24.5 million pre-tax restructuring charge for fiscal 2010. We recorded $8.0 million of the anticipated $29.7 million pre-tax restructuring charge for fiscal 2009 in the third quarter of fiscal 2009.

Income Tax Refund Claim

During the third quarter of fiscal year 2009, Cardinal Health filed a claim with the IRS to amend the filing position taken on its U.S. federal income tax return for fiscal years 2004 through 2006 related to a secured loan transaction involving certain of our sales-type lease receivables. Since our income taxes are presented on a separate return basis, we recognized a $24.4 million net tax benefit in the third quarter of fiscal year 2009 related to this item.

Private Letter Ruling

On June 29, 2009, the IRS issued a private letter ruling to Cardinal Health substantially to the effect that, among other things, the contribution by Cardinal Health of assets of the clinical and medical products business to CareFusion and the distribution will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code.

Credit Facilities

On July 1, 2009, we entered into revolving credit facilities with an aggregate principal balance of $720.0 million, with commitments thereunder allocated $240 million to a 364-day revolving credit facility and $480 million to a three-year revolving credit facility. The commitment under the three-year facility is subject to increase, upon our request, by up to an aggregate of $30.0 million, subject to commitments from lenders. Funding under the revolving credit facilities will be subject to certain closing conditions, including but not limited to the receipt of investment grade credit ratings and completion of the contribution. The revolving credit facilities are subject to customary covenants, and obligations under the revolving credit facilities will be guaranteed by each of our existing and future direct and indirect material domestic subsidiaries. Borrowings under the revolving credit facilities will bear interest at a floating rate per annum based upon the London interbank offered rate for dollars (“LIBOR”) or the alternate base rate (“ABR”), in each case plus an applicable margin. For the three-year revolving credit facility, LIBOR varies from 2.1% to 3.375% based on CareFusion’s debt ratings and in the case of ABR varies from 1.1% to 2.375% based on CareFusion’s debt ratings. For the 364-day revolving facility, LIBOR varies from 2.2% to 3.5% based on CareFusion’s debt ratings and in the case of ABR varies from 1.2% to 2.5% based on CareFusion’s debt ratings. Notwithstanding any of the foregoing, should any loans remain outstanding under the bridge loan facility, (see below) the

CAREFUSION CORPORATION

NOTES TO AUDITED COMBINED FINANCIAL STATEMENTS — (Continued)

applicable margin applicable to borrowings under both revolving credit facilities will be increased by 1.0% after 90 days, by 2.0% after 180 days and by 3.0% after 270 days of closing.

On July 1, 2009, we also entered into a senior unsecured bridge loan facility (the “bridge loan facility”) that will provide financing for an aggregate principal amount of $1.4 billion, with a term of 364 days from the date of funding under such facility. Funding under the bridge loan facility will be subject to certain closing conditions, including but not limited to receipt of investment grade credit ratings and completion of the contribution. Borrowings under the bridge loan facility will bear interest at a floating rate per annum based upon LIBOR or ABR, in each case, plus an applicable margin, which in the case of LIBOR varies from 2.5% to 4.0% based upon CareFusion’s debt ratings and in the case of ABR varies from 1.5% to 3.0% based upon CareFusion’s debt ratings. The applicable margin under the bridge loan facility will be increased by 1.0% after 90 days, by 2.0% after 180 days and by 3.0% after 270 days of closing. We are permitted to voluntarily prepay outstanding loans under the bridge loan facility at any time, and we are required to prepay the bridge loan facility with proceeds received from asset sales, debt or equity issuances or new indebtedness incurred by our subsidiaries (except for indebtedness under the revolving credit facilities). Obligations under the bridge loan facility will be guaranteed by each of our existing and future direct and indirect material domestic subsidiaries.

Share Distribution

On July 10, 2009, the Cardinal Health board of directors approved the distribution on August 31, 2009 of 80.1% or more of the issued and outstanding shares of common stock of CareFusion on the basis of 0.5 shares of our common stock for each Cardinal Health common share held based on a record date of August 25, 2009. Following the distribution, Cardinal Health will retain no more than 19.9% of our common stock.

Senior Unsecured Notes

On July 14, 2009, CareFusion offered and sold $1.4 billion aggregate principal amount of senior unsecured notes to qualified institutional buyers in reliance on Rule 144A and to non-U.S. persons in reliance on Regulation S of the Securities Act of 1933, as amended. The notes consist of the following tranches: $250 million aggregate principal amount of 4.125% senior notes due 2012; $450 million aggregate principal amount of 5.125% senior notes due 2014; and $700 million aggregate principal amount of 6.375% senior notes due 2019. The notes were sold net of an aggregate purchase discount of $17.8 million. The net proceeds of this offering were placed into an escrow account and will be used to finance the payment prior to the separation of a distribution of approximately $1.4 billion to Cardinal Health. The escrow assets are invested in two money market funds that are predominantly invested in U.S. Treasury obligations.

CAREFUSION CORPORATION

UNAUDITED INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED MARCH 31, 2009 AND 2008

Preface

The preparation of the unaudited interim condensed combined financial statements requires management to make use of estimates and assumptions that affect the reported amount of assets and liabilities, revenue and expenses and certain financial statement disclosures. Significant estimates in these unaudited interim condensed combined financial statements include allowances for doubtful accounts receivable, net realizable value of inventories, the cost of sales incentives, useful lives of property and identifiable intangible assets, the evaluation of impairments of property, identifiable intangible assets and goodwill, income tax and valuation reserves, the valuation of assets and liabilities acquired in business combinations, the evaluation of warranty reserves, expected lives and forfeiture rates for stock compensation instruments granted to employees. Actual results may differ from these estimates.

The unaudited interim condensed combined financial statements for the nine months ended March 31, 2009 and 2008 and balance sheet as of March 31, 2009 included herein have not been audited by an independent registered public accounting firm, but in our opinion, all adjustments (which include only normal recurring adjustments) necessary to make a fair statement of the financial position at March 31, 2009 and the results of operations and the cash flows for the periods presented herein have been made. The combined balance sheet as of March 31, 2009 has been derived from our audited combined financials statements for the fiscal year ended June 30, 2008. The results of operations for the nine months ended March 31, 2009 are not necessarily indicative of the operating results expected for the full fiscal year.

The unaudited interim condensed combined financial statements included herein have been prepared pursuant to the rules and regulations of the U.S. Securities and Exchange Commission, or SEC. Although we believe the disclosures made are adequate to make the information presented not misleading, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules or regulations. These interim condensed combined financial statements should be read in conjunction with the audited combined financial statements and notes thereto included elsewhere in this information statement.

CAREFUSION CORPORATION

INTERIM CONDENSED COMBINED STATEMENTS OF EARNINGS

	Nine Months Ended
	March 31,
	2009	2008
	(unaudited)
	(in millions)

Revenue	$3,409.6	$3,270.0
Cost of products sold	1,902.9	1,790.1

Gross margin	1,506.7	1,479.9
Selling, general and administrative expenses	871.2	816.4
Research and development expenses	120.2	112.1
Restructuring and acquisition integration charges	55.5	21.6

Operating earnings	459.8	529.8
Interest expense and other, net (including net interest expense allocated from parent of $63.5 and $67.0 for the nine months ended March 31, 2009 and 2008, respectively)	83.4	33.0
Royalty (income) and other, net received from parent	(193.9)	(137.4)

Earnings before income taxes	570.3	634.2
Provision for income taxes	98.5	146.3

Net earnings	$471.8	$487.9

See notes to interim condensed combined financial statements.

CAREFUSION CORPORATION

INTERIM CONDENSED COMBINED BALANCE SHEETS

	March 31,	June 30,
	2009	2008
	(unaudited)
	(in millions)

ASSETS
Current assets:
Cash and equivalents	$519.9	$607.1
Trade receivables, net	513.5	629.2
Current portion of net investment in sales-type leases	391.6	373.2
Inventories, net	605.5	584.0
Prepaid expenses and other	95.8	128.4

Total current assets	2,126.3	2,321.9

Property and equipment, at cost	1,291.8	1,175.2
Accumulated depreciation and amortization	(717.2)	(573.5)

Property and equipment, net	574.6	601.7
Other assets:
Net investment in sales-type leases, less current portion	917.9	899.2
Goodwill	3,461.9	3,456.3
Other intangibles, net	935.0	977.7
Other	47.0	71.8

Total assets	$8,062.7	$8,328.6

LIABILITIES AND PARENT COMPANY EQUITY
Current liabilities:
Current portion of long-term obligations and other short-term borrowings, including debt allocated from parent of $157.0 and $62.6 at March 31, 2009 and June 30, 2008, respectively	$164.1	$70.0
Accounts payable	175.0	183.1
Other accrued liabilities	429.7	547.3

Total current liabilities	768.8	800.4

Long-term obligations, less current portion, including debt allocated from parent of $1,470.0 and $1,534.0 at March 31, 2009 and June 30, 2008, respectively	1,471.5	1,538.7
Deferred income taxes and other liabilities	969.9	941.6
Parent company equity:
Parent company investment	4,919.6	4,976.9
Accumulated other comprehensive income (loss)	(67.1)	71.0

Total parent company equity	4,852.5	5,047.9

Total liabilities and parent company equity	$8,062.7	$8,328.6

See notes to interim condensed combined financial statements.

CAREFUSION CORPORATION

INTERIM CONDENSED COMBINED STATEMENTS OF CASH FLOWS

	Nine Months
	Ended
	March 31,
	2009	2008
	(unaudited)
	(in millions)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings	$471.8	$487.9
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	130.8	123.4
Equity-based compensation expense	41.8	38.4
Provision for deferred income taxes	23.2	49.0
Provision for bad debts	8.5	3.8
Loss on sales of property and equipment, net	11.8	9.6
Change in operating assets and liabilities, net of effects from acquisitions:
Decrease in trade receivables	108.0	172.2
(Increase) / decrease in inventories	(23.6)	89.8
Increase in net investment in sales-type leases	(37.1)	(85.2)
Decrease in accounts payable	(8.2)	(42.4)
Other accrued liabilities and operating items, net	(96.0)	8.3

Net cash provided by operating activities	631.0	854.8

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisitions of subsidiaries, net of divestitures and cash acquired	(0.3)	(107.3)
Net additions to property and equipment	(76.2)	(104.8)
Additions to intangible assets	(20.2)	(14.2)

Net cash used in investing activities	(96.7)	(226.3)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net change in third party short-term borrowings	—	(0.5)
Net change in third party long-term obligations	(2.7)	(12.8)
Net cash transfer to parent	(540.2)	(575.1)

Net cash used in financing activities	(542.9)	(588.4)

Effect of exchange rate changes on cash	(78.6)	70.4

NET INCREASE / (DECREASE) IN CASH AND EQUIVALENTS	(87.2)	110.5
CASH AND EQUIVALENTS AT BEGINNING OF PERIOD	607.1	676.6

CASH AND EQUIVALENTS AT END OF PERIOD	$519.9	$787.1

See notes to interim condensed combined financial statements.

CAREFUSION CORPORATION
NOTES TO UNAUDITED INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS
(Unaudited)

1.	DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Separation from Cardinal Health, Inc.

On September 29, 2008, Cardinal Health announced that it intended to separate its clinical and medical products businesses from the remainder of its businesses through a pro rata distribution of the common stock of an entity holding the assets and liabilities associated with the clinical and medical products businesses. We were incorporated in Delaware on January 14, 2009 to be the entity to hold such businesses, and subject to approval by the board of directors of Cardinal Health and other conditions described below, at least 80% of our outstanding common stock will be distributed to Cardinal Health shareholders. Cardinal Health will retain certain lines of business that manufacture and sell surgical and exam gloves, drapes and apparel and fluid management products in the U.S. market that we historically managed and that are currently part of the clinical and medical products businesses of Cardinal Health and included in our financial statements in the Medical Technologies and Services segment.

The distribution of our common stock to Cardinal Health shareholders is conditioned on, among other things, final approval of the distribution plan by the Cardinal Health board of directors; the receipt of a private letter ruling from the Internal Revenue Service, or IRS, substantially to the effect that, among other things, the contribution by Cardinal Health of assets of the clinical and medical products business to CareFusion, or the contribution, and the distribution will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355(a) and 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended, or the Code; the receipt of opinions from Weil, Gotshal & Manges LLP and Wachtell, Lipton, Rosen & Katz, co-counsel to Cardinal Health, to the effect that the contribution and distribution will qualify as a transaction that is described in Sections 355(a) and 368(a)(1)(D) of the Code; the U.S. Securities and Exchange Commission, or the SEC, declaring effective the registration statement of which this information statement forms a part; receipt of investment grade credit ratings for each of Cardinal Health and us; and the completion of the financing necessary for a cash distribution from CareFusion to Cardinal Health prior to the distribution. Immediately following the distribution, Cardinal Health will retain no more than 19.9% of our outstanding common stock. Cardinal Health is required to dispose of the shares of our common stock within five years of the distribution.

Subsequent to the distribution, we expect to incur one-time expenditures primarily consisting of employee-related costs, including severance, costs to start up certain stand-alone functions and information technology systems, and other one-time transaction related costs. Additionally, we will incur increased costs as a result of becoming an independent publicly-traded company, primarily from higher charges than in the past from Cardinal Health for transition services and from establishing or expanding the corporate support for our businesses, including information technology, human resources, treasury, tax, risk management, accounting and financial reporting, investor relations, legal, procurement and other services. We believe cash flow from operations will be sufficient to fund these additional corporate expenses.

Unless the context otherwise requires, references in these notes to unaudited interim condensed combined financial statements to “CareFusion Corporation,” “CareFusion,” “we,” “us,” “our” and “our company” refer to CareFusion Corporation and its combined subsidiaries. References in notes to unaudited interim condensed combined financial statements to “Cardinal Health” or “parent” refers to Cardinal Health, Inc., an Ohio corporation, and its consolidated subsidiaries (other than CareFusion Corporation and its combined subsidiaries), unless the context otherwise requires.

Our Business

We are a global medical technology company with products and services designed to improve the safety and quality of healthcare. We offer comprehensive product lines in the areas of intravenous, or IV, infusion,

CAREFUSION CORPORATION

NOTES TO UNAUDITED INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

medication and supply dispensing, respiratory care, infection prevention and surgical instruments. Our primary product brands include: Alaris, Pyxis, AVEA, Pulmonetic Systems, Jaeger, SensorMedics, ChloraPrep and V. Mueller. Our primary customers in the United States include hospitals, ambulatory surgical centers, clinics, long-term care facilities and physician offices.

Our business consists of two segments: Critical Care Technologies and Medical Technologies and Services.

•	Critical Care Technologies includes our infusion, dispensing and respiratory care businesses that develop, manufacture and sell capital equipment and related dedicated and non-dedicated disposables.

•	Medical Technologies and Services includes our infection prevention and medical specialties products and services businesses that develop, manufacture and sell primarily single-use, disposable products and reusable surgical instruments.

Principles of Combination and Basis of Presentation

The interim condensed combined financial statements presented herein, and discussed below, have been prepared on a stand-alone basis and are derived from the consolidated financial statements and accounting records of Cardinal Health. The interim condensed combined financial statements reflect our financial position, results of operations and cash flows as we were historically managed, in conformity with accounting principles generally accepted in the United States, or GAAP. Included within our interim condensed combined financial statements are the results of certain businesses which have historically been managed by us but will be retained by Cardinal Health after the separation. Our fiscal year ends on June 30. All significant intracompany transactions and accounts between our businesses have been eliminated.

All significant intercompany transactions between us and Cardinal Health have been included in these interim condensed combined financial statements and are considered to be effectively settled for cash in the interim condensed combined financial statements at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the condensed combined statements of cash flow as a financing activity and in the condensed combined balance sheets as “Parent company investment.”

The interim condensed combined financial statements include expenses of Cardinal Health allocated to us for certain functions provided by Cardinal Health, including, but not limited to, general corporate expenses related to finance, legal, information technology, human resources, communications, ethics and compliance, shared services, employee benefits and incentives, and stock-based compensation. These expenses have been allocated to us on the basis of direct usage when identifiable, with the remainder allocated on the basis of revenue, headcount or other measures. Both we and Cardinal Health consider the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to or the benefit received by us during the periods presented. The allocations may not, however, reflect the expense we would have incurred as an independent, publicly-traded company for the periods presented. Actual costs that may have been incurred if we had been a stand-alone company would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure. Following the separation, we will perform these functions using our own resources or purchased services. For an interim period, however, some of these functions will continue to be provided by Cardinal Health under the transition services agreement. In addition to the transition services agreement, we will enter into a number of commercial agreements with Cardinal Health in connection with the separation, many of which are expected to have terms longer than one year.

Cardinal Health uses a centralized approach to U.S. domestic cash management and financing of its operations, excluding debt directly incurred by any of its businesses, such as debt assumed in an acquisition or certain capital lease obligations. The majority of our domestic cash is transferred to Cardinal Health daily and Cardinal Health funds our operating and investing activities as needed. A portion of Cardinal Health’s

CAREFUSION CORPORATION

NOTES TO UNAUDITED INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

consolidated debt has been allocated to us based on the debt levels consistent with an investment grade credit rating, including amounts directly incurred. Cardinal Health’s historical long-term debt balances were allocated to us based on a debt to earnings before interest, taxes, depreciation and amortization or EBITDA, leverage ratio, which, based on discussions with external advisors and comparisons with BBB-rated companies in the S&P 500, is consistent with an investment grade credit rating. Net interest expense has been allocated in the same proportions as debt and includes the effect of interest rate swap agreements designated as fair value hedges. Cash transfers to and from Cardinal Health’s U.S. domestic cash management accounts are reflected in “Parent company investment.”

Both we and Cardinal Health believe the allocation basis for debt and net interest expense is reasonable based on the debt levels consistent with an investment grade credit rating for us. However, these amounts may not be indicative of the actual amounts that we would have incurred had we been operating as an independent, publicly-traded company for the periods presented.

The interim condensed combined financial statements also include the push down of certain assets and liabilities that have historically been held at the Cardinal Health corporate level but which are specifically identifiable or otherwise allocable to us. The cash and cash equivalents held by Cardinal Health at the corporate level were not allocated to us for any of the periods presented. Cash and equivalents in our condensed combined balance sheets primarily represent cash held locally by international entities included in our combined financial statements. Transfers of cash to and from Cardinal Health’s domestic cash management system are reflected as a component of parent company investment on the condensed combined balance sheets. Cardinal Health maintains self-insurance programs at a corporate level. We were allocated a portion of expenses associated with these programs as part of the general corporate overhead expenses. We were not allocated any portion of the related reserves as these reserves represent obligations of Cardinal Health which are not transferable. See note 7 for further description of the transactions between us and Cardinal Health.

As of and for the year ended June 30, 2008, we reported financial information for two reportable segments: Critical Care Technologies and Medical Technologies and Services. There have been no changes to our reportable segments as of March 31, 2009.

We completed several acquisitions during fiscal years 2008, 2007 and 2006 that were accounted for under the purchase method of accounting. The interim condensed combined financial statements include the results of operations from each of these business combinations as of the date of acquisition. Additional disclosure related to our acquisitions is provided in note 2 to our audited combined financial statements.

The interim condensed combined financial statements include all of the information and disclosures required by GAAP for interim financial reporting. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the interim condensed combined financial statements and accompanying notes. Such estimates include, but are not limited to, allowance for doubtful accounts, rebate accruals, inventory valuation, goodwill and intangible asset impairment, preliminary and final purchase accounting valuations including acquired in-process research and development costs, or IPR&D, equity-based compensation, income taxes, loss contingencies and restructuring charge reserves. Actual amounts may differ from these estimated amounts. Additionally, our interim condensed combined financial statements may not be indicative of our future performance and do not necessarily reflect what the results of operations, financial position and cash flows would have been had we operated as an independent, publicly-traded company during the periods presented. In addition, operating results for the fiscal 2009 interim period presented are not necessarily indicative of the results that may be expected for the full fiscal year ending June 30, 2009.

These unaudited interim condensed combined financial statements have been prepared in accordance with the instructions to Article 10 of Regulation S-X that permit reduced disclosure for interim periods. Accordingly, these interim condensed combined financial statements should be read in conjunction with the audited combined financial statements and accompanying notes included elsewhere in this registration

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NOTES TO UNAUDITED INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

statement. In the opinion of management, all adjustments necessary for a fair presentation of the interim condensed combined financial statements have been included. Except as disclosed elsewhere, all such adjustments are of a normal and recurring nature.

Recent Financial Accounting Standards

In September 2006, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 157, “Fair Value Measurements.” This statement defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. This statement is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Refer to note 6 for additional information regarding our adoption of this statement.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R).” This statement requires an entity to recognize in its statement of financial position an asset for a defined benefit postretirement plan’s overfunded status or a liability for a plan’s underfunded status, measure a defined benefit postretirement plan’s assets and obligations that determine its funded status as of the end of the employer’s fiscal year, and recognize changes in the funded status of a defined benefit postretirement plan in comprehensive income in the year in which the changes occur. This statement requires balance sheet recognition of the funded status for all pension and postretirement benefit plans effective for fiscal years ending after December 15, 2006. This statement also requires plan assets and benefit obligations to be measured as of a company’s balance sheet date effective for fiscal years ending after December 15, 2008. We adopted the funded status recognition provision for our fiscal year ended June 30, 2007, which did not have a material impact on our financial position or results of operations. We will adopt the measurement date provision for our fiscal year ended June 30, 2009, which is not expected to have a material impact on our financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Liabilities — including an amendment of FASB Statement No. 115.” This statement creates a fair value option under which an entity may irrevocably elect fair value as the initial and subsequent measurement attribute for certain assets and liabilities, on an instrument-by-instrument basis. The statement is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. Refer to note 6 for additional information regarding our adoption of this statement.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations,” and SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements.” These statements provide guidance on the accounting and reporting for business combinations and minority interests in consolidated financial statements. These statements are effective for fiscal years beginning after December 15, 2008. We are in the process of determining the impact of adopting these statements; however, these statements are expected to have a significant impact on our accounting and disclosure practices for future business combinations once adopted.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133.” This statement amends and expands the disclosure requirements of SFAS No. 133. This statement is effective for fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. We are in the process of determining the impact of adopting this statement.

In June 2008, the FASB issued FASB Staff Position (“FSP”) EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities.” This FSP addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the computation of earnings per share. This FSP is effective for fiscal

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years beginning after December 15, 2008, and interim periods within those fiscal years. We are in the process of determining the impact of adopting this FSP.

2.	RESTRUCTURING AND ACQUISITION INTEGRATION CHARGES

Historically, restructuring and acquisition integration charges were held at the Cardinal Health corporate level. Restructuring and acquisition integration charges and the associated liabilities incurred by us have been allocated to us on the basis of direct usage, when identifiable, with the remainder allocated on the basis of revenue, headcount or other measure.

A restructuring activity is a program whereby we fundamentally change our operations such as closing facilities, moving a product to another location or outsourcing the production of a product. Restructuring activities may also involve substantial re-alignment of the management structure of a business unit in response to changing market conditions. Restructuring charges are recorded in accordance with SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” Under SFAS No. 146, a liability is measured at its fair value and recognized as incurred.

Acquisition integration charges include costs to integrate acquired companies and are expensed as incurred.

The following is a summary of restructuring and acquisition integration charges for the nine months ended March 31, 2009 and 2008:

	Nine Months Ended
	March 31,
	2009	2008
	(in millions)

Restructuring charges	$45.8	$4.7
Acquisition integration charges	9.7	16.9

Total restructuring and acquisition integration charges	$55.5	$21.6

Restructuring Charges

During fiscal 2005, Cardinal Health launched a global restructuring program with a goal of increasing the value it provides its customers through better integration of existing businesses and improved efficiency from a more disciplined approach to procurement and resource allocation. The program will be implemented in three phases and is expected to be completed by the end of fiscal 2009.

The first phase of the program, announced in December 2004, focused on business consolidations and process improvements, including rationalizing facilities worldwide, reducing the global workforce, and rationalizing and discontinuing overlapping and under-performing product lines. The second phase of the program, announced in August 2005, focused on longer-term integration activities that enhance service to customers through improved integration across Cardinal Health’s segments and continued streamlining of internal operations. The third phase does not impact us.

We have implemented a cost reduction initiative primarily in response to the delay in hospital capital spending and the overall decline in the global economy. We will reduce our global workforce by approximately 800 people and expect to record a $29.7 million pre-tax restructuring charge for fiscal 2009 associated with these actions and an additional $24.5 million pre-tax restructuring charge for fiscal 2010. We recorded $8.0 million of the anticipated $29.7 million pre-tax restructuring charge for fiscal 2009 in the third quarter of fiscal 2009.

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NOTES TO UNAUDITED INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

In addition to participating in the restructuring programs discussed above, from time to time we incur costs to implement restructuring efforts for specific operations. The restructuring plans focus on various aspects of operations, including closing and consolidating certain manufacturing operations, rationalizing headcount, and aligning operations in the most strategic and cost-efficient structure.

The following table and paragraphs provide additional details regarding the types of restructuring charges incurred by us for the nine months ended March 31, 2009 and 2008:

	Nine Months Ended March 31,
	2009	2008
	(in millions)

Medical Technologies and Services
Employee-related costs	$14.0	$7.0
Facility exit and other costs	6.0	(1.2)

Total Medical Technologies and Services	$20.0	$5.8
Critical Care Technologies
Employee-related costs	18.4	0.1
Facility exit and other costs	7.4	(1.2)

Total Critical Care Technologies	$25.8	$(1.1)

Total restructuring charges	$45.8	$4.7

Employee-Related Costs. These costs primarily consist of severance accrued upon either communication of terms to employees or over the required service period, outplacement services provided to employees who have been involuntarily terminated and duplicate payroll costs during transition periods. The costs incurred for the nine months ended March 31, 2009 primarily related to projects aimed at streamlining and more closely aligning resources with the needs of each business and headcount reductions resulting from our cost reduction initiative. The costs incurred for the nine months ended March 31, 2008 primarily related to headcount reductions within existing operations.

Facility Exit and Other Costs. These costs primarily consist of accelerated depreciation, equipment relocation costs, project consulting fees and costs associated with restructuring our delivery of information technology infrastructure services. The costs incurred for the nine months ended March 31, 2009 primarily related to the closure of facilities and projects aimed at streamlining and more closely aligning resources with the needs of each business. The costs incurred for the nine months ended March 31, 2008 primarily related to facility closures and projects aimed at improvements in manufacturing costs and efficiency through consolidation of facilities and outsourcing of production from higher cost platforms to lower cost platforms.

Acquisition Integration Charges

Costs of integrating operations of various acquired companies are recorded as acquisition integration charges when incurred. The acquisition integration charges incurred during the nine months ended March 31, 2009 and 2008 were primarily a result of the acquisition of VIASYS Healthcare Inc., or Viasys. During the periods noted above, we also incurred acquisition integration charges for numerous smaller acquisitions.

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NOTES TO UNAUDITED INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

The following table and paragraphs provide additional detail regarding the types of acquisition integration charges incurred by us for the nine months ended March 31, 2009 and 2008:

	Nine Months Ended
	March 31,
	2009	2008
	(in millions)

Acquisition integration charges:
Employee-related costs	$1.7	$2.2
Other integration costs	8.0	14.7

Total acquisition integration charges	$9.7	$16.9

Employee-Related Costs. These costs primarily consist of severance, retention bonuses, non-compete agreements and other forms of compensatory payouts made to employees as a direct result of acquisitions.

Other Integration Costs. Other integration costs generally relate to expenses incurred to integrate the acquired company’s operations and systems into our existing operations and systems. These costs include, but are not limited to, the integration of information systems, employee benefits and compensation, accounting, finance, tax, treasury, internal audit, risk management, compliance, administrative services, sales and marketing and other functions.

Accrual Rollforward

The following table summarizes activity related to the liabilities associated with our restructuring charges during the nine months ended March 31, 2009:

Restructuring
(in millions)

Balance at June 30, 2008	$6.5
Additions(1)	45.8
Payments	(30.7)

Balance at March 31, 2009	$21.6

(1)	Certain acquisition and restructuring charges are based upon estimates. Actual amounts paid may ultimately differ from these estimates. If additional costs are incurred or recognized amounts exceed costs, such changes in estimates will be recognized when incurred.

Future Spend

We estimate that we will incur additional costs in future periods associated with various acquisition integration and restructuring activities totaling approximately $80.6 million. These estimated costs are primarily due to the cost reduction initiative in response to hospital capital spending delays and integration activities related to the acquisitions of Viasys and Enturia.

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3.	GOODWILL AND OTHER INTANGIBLE ASSETS

We account for purchased goodwill and other intangible assets in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.” The following table summarizes the changes in the carrying amount of goodwill for the nine months ended March 31, 2009:

Total
(in millions)

Balance at June 30, 2008	$3,456.3
Goodwill acquired — net of purchase price adjustments, foreign currency translation adjustments and other	5.6

Balance at March 31, 2009	$3,461.9

As of March 31, 2009, goodwill for the Critical Care Technologies segment and the Medical Technologies and Services segment was $2,121.5 million and $1,340.4 million, respectively. As of March 31, 2009, the allocations of the purchase price related to Enturia and other minor acquisitions are not yet finalized and are subject to adjustment as we complete the valuation analysis. We expect any future adjustments to the allocations of the purchase prices and potential future contingent payments to be recorded to goodwill.

Intangible assets with definite lives are amortized over their useful lives which range from three to twenty years. The detail of other intangible assets by class as of June 30, 2008 and March 31, 2009 is as follows:

	Average	Gross	Accumulated	Net
	Life (years)	Intangible	Amortization	Intangible
	(in millions)

June 30, 2008
Unamortized intangibles:
Trademarks	Indefinite	$358.4	$0.4	$358.0

Total unamortized intangibles	Indefinite	$358.4	$0.4	$358.0
Amortized intangibles:
Trademarks and patents	10	$235.3	$69.6	$165.7
Non-compete agreements	5	3.4	1.5	1.9
Customer relationships	14	520.2	100.2	420.0
Other	6	72.3	40.2	32.1

Total amortized intangibles	13	$831.2	$211.5	$619.7

Total intangibles		$1,189.6	$211.9	$977.7

March 31, 2009
Unamortized intangibles:
Trademarks	Indefinite	$341.9	$0.4	$341.5

Total unamortized intangibles	Indefinite	$341.9	$0.4	$341.5
Amortized intangibles:
Trademarks and patents	10	$252.9	$88.4	$164.5
Non-compete agreements	5	3.0	1.5	1.5
Customer relationships	14	519.8	136.5	383.3
Other	7	97.1	52.9	44.2

Total amortized intangibles	13	$872.8	$279.3	$593.5

Total intangibles		$1,214.7	$279.7	$935.0

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NOTES TO UNAUDITED INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

There were no significant acquisitions of other intangible assets during the period presented. Amortization expense for the nine months ended March 31, 2009 and March 31, 2008 was $55.2 million and $49.3 million, respectively.

Amortization expense for each of the next five fiscal years is estimated to be:

	2009	2010	2011	2012	2013
	(in millions)

Amortization expense	$72.8	$71.5	$70.6	$66.9	$46.2

4.	INCOME TAXES

Our income taxes as presented are calculated on a separate tax return basis, although our operations have historically been included in Cardinal Health’s U.S. federal and state tax returns or non-U.S. jurisdictions tax returns. Cardinal Health’s global tax model has been developed based on its entire portfolio of businesses. Accordingly, our tax results as presented are not necessarily indicative of future performance and do not necessarily reflect the results that we would have generated as an independent, publicly-traded company for the periods presented.

With the exception of certain dedicated foreign entities, we do not maintain taxes payable to/from our parent and is deemed to settle the annual current tax balances immediately with the legal tax paying entities in the respective jurisdictions. These settlements are reflected as changes in parent company investment.

Effective July 1, 2007, we adopted the provisions of FASB Interpretation, or FIN, No. 48, “Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No. 109,” resulting in a $34.6 million reduction of retained earnings. FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” This interpretation provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. The amount recognized is measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement. This interpretation also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The balance of unrecognized tax benefits and the amount of interest and penalties were as follows as of March 31, 2009 and June 30, 2008:

	March 31,	June 30
	2009	2008
	(in millions)

Unrecognized tax benefits(1)(2)	$249.6	$169.2
Portion that, if recognized, would reduce tax expense and effective tax rate	123.8	120.3
Accrued penalties and interest(3)	50.5	33.2

(1)	We include the full amount of unrecognized tax benefits in deferred income taxes and other liabilities in the interim condensed combined balance sheets.

(2)	Includes a $46.0 million increase recorded through goodwill during the nine months ended March 31, 2009.

(3)	Balances are gross amounts before any tax benefits and are included in deferred income taxes and other liabilities in the interim condensed combined balance sheets.

We file income tax returns in the U.S. federal jurisdiction, various U.S. state jurisdictions and various foreign jurisdictions. With few exceptions, we are subject to audit by taxing authorities for fiscal years ending June 30, 2001 through the current fiscal year.

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NOTES TO UNAUDITED INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

The IRS currently has ongoing audits of fiscal years 2001 through 2007. During the nine months ended March 31, 2009, Cardinal Health received an IRS Revenue Agent Report for tax years 2003 through 2005 which included new Notices of Proposed Adjustment related to transfer pricing arrangements between foreign and domestic subsidiaries and the transfer of intellectual property among subsidiaries. The amount of additional tax proposed by the IRS in these notices total $462.1 million, excluding penalties and interest which may be significant. We and Cardinal Health disagree with these proposed adjustments and the valuations underlying such adjustments and intend to vigorously contest them. We believe that we have provided adequate contingent tax reserves for these matters under FIN No. 48.

It is reasonably possible that there could be a change in the amount of unrecognized tax benefits within the next 12 months due to activities of the IRS or other taxing authorities, including proposed assessments of additional tax, possible settlement of audit issues, or the expiration of applicable statutes of limitations. It is not possible to reasonably estimate the amount of such change in unrecognized tax benefits at this time.

Our provision for income taxes as a percentage of pretax earnings, or effective tax rate, was 17.3% for the nine months ended March 31, 2009 as compared to 23.1% for the nine months ended March 31, 2008. The decrease in the effective tax rate was related to a claim filed by Cardinal Health with the IRS during the third quarter of fiscal year 2009 to amend the filing position taken on its U.S. federal income tax return for fiscal years 2004 through 2006 related to a secured loan transaction involving certain of our sales-type lease receivables. Since our income taxes are presented on a separate return basis, we recognized a $24.4 million net tax benefit in the third quarter of fiscal year 2009 related to this item.

Generally, fluctuations in the effective tax rate are primarily due to changes within international and state effective tax rates resulting from our business mix and changes in the tax impact of restructuring charges, acquisition integration charges and other discrete items, which may have unique tax implications depending on the nature of the item.

5.	CONTINGENT LIABILITIES

In addition to commitments and obligations in the ordinary course of business, we are subject to various claims, other pending and potential legal actions for damages, investigations relating to governmental laws and regulations and other matters arising out of the normal conduct of our business. We accrue for contingencies related to litigation in accordance with SFAS No. 5, “Accounting for Contingencies,” which requires us to assess contingencies to determine the degree of probability and range of possible loss. An estimated loss contingency is accrued in our financial statements if it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Because litigation is inherently unpredictable and unfavorable resolutions could occur, assessing contingencies is highly subjective and requires judgments about future events. We regularly review contingencies to determine the adequacy of the accruals and related disclosures. The amount of ultimate loss may differ from these estimates. It is possible that cash flows or results of operations could be materially affected in any particular period by the unfavorable resolution of one or more of these contingencies.

ICU Litigation

One of our subsidiaries, Cardinal Health 303, Inc. (formerly known as ALARIS Medical Systems, Inc.), or Cardinal Health 303, was a party to ICU Medical, Inc. v. ALARIS Medical Systems, Inc., a patent infringement action that was filed in the U.S. District Court for the Southern District of California on June 16, 2004. The complaint alleged that the Alaris SmartSite family of needle-free valves infringes upon ICU patents. ICU sought monetary damages plus permanent injunctive relief to prevent us from selling SmartSite products. On July 30, 2004, the District Court denied ICU’s application for a preliminary injunction finding, among other things, that ICU had failed to show a substantial likelihood of success on the merits. During July and August 2006, the District Court granted summary judgment to us on three of the four patents asserted by ICU and issued an order interpreting certain claims in certain patents in a manner that could impair ICU’s ability to enforce those patents

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NOTES TO UNAUDITED INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

against us. On January 22, 2007, the District Court granted summary judgment in favor of us on all of ICU’s remaining claims and declared certain of their patent claims invalid. The District Court also ordered ICU to pay us approximately $5.0 million of attorneys’ fees and costs. On October 24, 2007, ICU appealed these decisions to the U.S. Court of Appeals for the Federal Circuit. On March 13, 2009, the Court of Appeals affirmed the rulings of the District Court in this matter on all grounds. The Court of Appeals denied ICU’s request for a panel rehearing on the issue of attorneys’ fees, and ICU subsequently paid us attorney’s fees in accordance with the court order.

FDA Consent Decree

In February 2009, we and the U.S. Food and Drug Administration, or FDA, amended a Consent Decree for Condemnation and Permanent Injunction, between Cardinal Health 303, our subsidiary that manufactures and sells infusion pumps in the United States, and the FDA to include all infusion pumps manufactured by or for Cardinal Health 303. The original Consent Decree and the Consent Decree as amended are referred to hereinafter as the “Consent Decree” and the “Amended Consent Decree,” respectively. The Amended Consent Decree was entered by the U.S. District Court for the Southern District of California on February 23, 2009. The FDA alleged in the Amended Consent Decree that based on a January 2008 inspection, certain of our infusion pumps did not satisfy the standards of the Federal Food, Drug and Cosmetic Act, or FDC Act. Without admitting the allegations contained in the Amended Consent Decree, and in addition to the requirements of the original Consent Decree, we agreed, among other things that we will: (i) by no later than April 24, 2009, submit a corrective action plan to the FDA to bring Alaris system and all other infusion pumps in use in the U.S. market into compliance with the FDC Act (which was timely submitted); (ii) by no later than June 3, 2009, have an independent expert perform a comprehensive inspection of our infusion pump facilities and certify whether our infusion pump operations are in conformity with the Quality System Regulation and certain other provisions of the FDC Act (which certification was timely submitted to the FDA); and (iii) by no later than June 3, 2009, have an independent recall expert inspect our recall procedures and all ongoing recalls involving our infusion pumps and certify whether the recall procedures are in compliance with the FDC Act and whether we should take any further remedial actions with respect to any recalls involving our infusion pumps (which certification was timely submitted to the FDA). The Amended Consent Decree does not apply to intravenous administration sets and accessories. Furthermore, it does not prohibit us from continuing to manufacture, market and sell infusion pumps (other than the Alaris SE pumps, which were covered under the Consent Decree). The Amended Consent Decree also authorizes the FDA, in the event of any violations in the future, to order us to cease manufacturing and distributing, recall products and take other actions. We may be required to pay damages of $15,000 per day per violation if we fail to comply with any provision of the Amended Consent Decree, up to $15 million per year.

The original Consent Decree was entered by the District Court on February 8, 2007. Prior to entering into the Consent Decree, we had initiated a voluntary field corrective action on August 15, 2006 of our Alaris SE pumps as a result of information indicating that the product had a risk of “key bounce” associated with keypad entries that could lead to over-infusion of patients. On August 23, 2006, the United States filed a complaint in the District Court to effect the seizure of Alaris SE pumps and approximately 1,300 units were seized by the FDA. Under the Consent Decree, we were required to, among other things, submit a plan to the FDA outlining corrections for the Alaris SE pumps currently in use by customers and a reconditioning plan for the seized Alaris SE pumps.

Since the time the original Consent Decree and the Amended Consent Decree were entered into, we have been working to satisfy the obligations of the Consent Decree and the Amended Consent Decree. On August 24, 2007, the FDA notified us that we had met the conditions of our reconditioning plan for the Alaris SE pumps that were seized to the FDA’s satisfaction. In addition, on October 10, 2008, we notified the FDA that we had satisfied our best efforts obligation to find and remediate Alaris SE pumps in the United States in use by customers. We also had previously engaged an independent expert to inspect the Alaris SE pump facilities and certify the infusion pump operations as required by the Consent Decree. On April 2, 2008, we implemented a new quality system in our infusion pump facilities. On April 24, 2009, the independent expert provided a certification to the FDA indicating that the infusion pump operations are in conformity with the

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NOTES TO UNAUDITED INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

FDC Act, which meets the requirements of the original Consent Decree. On June 2, 2009, the independent expert provided a certification to the FDA on the remainder of the items required by the Amended Consent Decree.

On April 24, 2009, we submitted the corrective action plan required by the Amended Consent Decree to the FDA. Included in the corrective action plan was, among other proposed corrective actions, a software correction that addresses a potential risk recently identified with the Alaris PCA (Patient Controlled Analgesia) module when used with the Alaris PC Unit operating with software versions 8 through 9.1. When the products are used together, the Alaris PCA module may infuse above or below the intended infusion dose if a specific sequence of events occurs. We recorded a reserve of $17.8 million in the third quarter of fiscal year 2009 based on our estimate of the costs that will be incurred in connection with the corrective action plan. On June 2, 2009, the FDA notified us that the corrective action plan was acceptable and that we should begin implementation of the plan. We had placed a hold on shipping the Alaris PCA module and related Alaris PC Unit pending 510(k) clearance from the FDA for the software correction. We received 510(k) clearance on July 9, 2009, and have since resumed shipments.

We cannot currently predict the outcome of this matter, whether additional amounts will be incurred to resolve this matter, if any, or the matter’s ultimate impact on its business. We may be obligated to pay more or less than the amount that we reserved in connection with the Amended Consent Decree and our corrective action plan because, among other things, the cost of implementing the corrective action plan may be different than our current expectations (including as a result of changes in manufacturing, delivery and material costs), the FDA may determine that we are not fully compliant with the Amended Consent Decree or our corrective action plan and therefore impose penalties under the Amended Consent Decree, and/or we may be subject to future proceedings and litigation relating to the matters addressed in the Amended Consent Decree.

Other Matters

In addition to the matters described above, we also become involved in other litigation and regulatory matters incidental to our business, including, but not limited to, product liability claims, employment matters, commercial disputes, intellectual property matters, inclusion as a potentially responsible party for environmental clean-up costs, and litigation in connection with acquisitions and divestitures. We intend to vigorously defend ourself against such litigation and do not currently believe that the outcome of any such litigation will have a material adverse effect on our combined financial statements.

We may also determine that products manufactured or marketed by us do not meet our specifications, published standards or regulatory requirements. When a quality issue is identified, we investigate the issue and take appropriate corrective action, such as withdrawal of the product from the market, correction of the product at the customer location, notice to the customer of revised labeling and other actions. We have recalled, and/or conducted field alerts relating to, certain of our products from time to time. These activities can lead to costs to repair or replace affected products, temporary interruptions in product sales and action by regulators, and can impact reported results of operations. We currently do not believe that these activities (other than those specifically disclosed in this information statement) have had or will have a material adverse effect on our business or results of operations.

See note 4 for additional discussion of contingencies related to our income taxes.

6.	FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

We use derivative financial instruments indirectly through our participation in the centralized hedging functions of Cardinal Health, which are designed primarily to minimize exposure to interest rate and foreign currency risk. Cardinal Health does not hold or issue derivative financial instruments for speculative purposes.

The effects of foreign currency derivative instruments (including the associated derivative assets and liabilities) have been pushed down to us on a specific identification basis. The effects of interest rate derivative

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NOTES TO UNAUDITED INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

instruments have been included in the allocation of debt and net interest expense described in “Principles of Combination and Basis of Presentation” described in note 1.

Currency Risk Management. We conduct business in several major international currencies and are subject to risks associated with changing foreign exchange rates. Cardinal Health’s objective is to reduce earnings and cash flow volatility associated with foreign exchange rate changes to allow management to focus its attention on its business operations. Accordingly, Cardinal Health enters into various contracts that change in value as foreign exchange rates change to protect the value of existing foreign currency assets and liabilities, commitments and anticipated foreign currency revenue and expenses. The gains and losses on these contracts offset changes in the value of the underlying transactions as they occur.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. Additionally, SFAS No. 157 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair values are as follows:

Level 1 — Observable prices in active markets for identical assets and liabilities.

Level 2 — Observable inputs other than quoted prices in active markets for identical assets and liabilities.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities.

Effective July 1, 2008, we adopted the provision of SFAS No. 157. The adoption of SFAS No. 157 did not have a material impact on our financial position or results of operations.

In February 2008, the FASB issued FASB Staff Position 157-2, “Effective Date of FASB Statement No. 157,” which permits a one-year deferral for the implementation of SFAS No. 157 with regard to nonfinancial assets and nonfinancial liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). We elected to defer adoption of SFAS No. 157 for such items and are currently in the process of determining the impact of adopting the remaining portions of this statement, which will be effective in fiscal 2010.

The following table presents the fair values for those assets and (liabilities) measured on a recurring basis as of March 31, 2009:

	Fair Value Measurements
	Level 1	Level 2	Level 3	Total
	(in millions)

Foreign Currency Forward Contracts	—	$(2.0)	—	$(2.0)

Cardinal Health enters into foreign currency forward contracts to protect the value of our existing foreign currency assets and liabilities, commitments and anticipated foreign currency revenue and expenses. The fair value of our foreign currency forwards were determined based on the present value of expected future cash flows considering the risks involved, including nonperformance risk, and using discount rates appropriate for the respective maturities.

Effective July 1, 2008, we also adopted the provisions of SFAS No. 159, “The Fair Value Option for financial assets and liabilities — including an amendment of FASB Statement No. 115.” This Statement provides entities with the option to measure many financial instruments and certain other items at fair value. Entities that choose the fair value option will recognize unrealized gains and losses on items for which the fair value option was elected in earnings at each subsequent reporting date. We chose not to elect the fair value

CAREFUSION CORPORATION

NOTES TO UNAUDITED INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

option for any items that are not already required to be measured at fair value in accordance with GAAP. As such, the adoption of SFAS No. 159 did not have an impact on our financial position or results of operations.

7.	RELATED PARTY TRANSACTIONS AND OTHER COMPREHENSIVE INCOME

The interim condensed combined financial statements have been prepared on a stand-alone basis and are derived from the condensed consolidated financial statements and accounting records of Cardinal Health. Immediately following the distribution, Cardinal Health will retain no more than 19.9% of our outstanding shares of common stock.

Allocation of General Corporate Expenses

The interim condensed combined financial statements include expense allocations for certain functions provided by Cardinal Health, including, but not limited to, general corporate expenses related to finance, legal, information technology, human resources, communications, ethics and compliance, shared services, employee benefits and incentives, and stock-based compensation. These expenses have been allocated to us on the basis of direct usage when identifiable, with the remainder allocated on the basis of revenue, headcount or other measure. During the nine months ended March 31, 2009 and 2008 we were allocated $304.9 million and $299.2 million, respectively, of general corporate expenses incurred by Cardinal Health which is included within selling, general and administrative expenses in the condensed combined statements of earnings.

The expense allocations have been determined on bases that we and Cardinal Health consider to be a reasonable reflection of the utilization of services provided or the benefit received by us during the periods presented. The allocations may not, however, reflect the expense we would have incurred as an independent, publicly-traded company for the periods presented. Actual costs that may have been incurred if we had been a stand-alone company would depend on a number of factors, including the chosen organization structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure.

Related Party Sales

We sell certain medical products and supplies through the medical distribution business of Cardinal Health. We recognize product revenue on sales through the medical distribution business of Cardinal Health when title transfers to the end customer, which is typically upon receipt by the end customer. Our product revenue related to these sales totaled $723.6 million and $680.0 million for the nine months ended March 31, 2009 and 2008, respectively. Inventory associated with these sales held in Cardinal Health distribution centers was $111.6 million and $99.2 million at March 31, 2009 and June 30, 2008, respectively. Accounts receivable associated with these customer sales is maintained by Cardinal Health. The amount of accounts receivable allocated to us was $120.5 million and $132.9 million at March 31, 2009 and June 30, 2008, respectively.

Parent Company Equity

During the nine months ended March 31, 2009 and 2008, Cardinal Health paid royalties to us under various royalty agreements. Amounts outstanding under these agreements are considered settled for cash in the interim condensed combined financial statements at the end of each reporting period and, as such, are included in parent company investment. After the separation, we will no longer receive royalty income from these agreements. The intellectual property underlying the royalty income will remain with Cardinal Health upon separation.

Cardinal Health uses a centralized approach to U.S. domestic cash management and financing of its operations excluding debt directly incurred by any of its businesses, such as debt assumed in an acquisition or certain capital lease obligations. The majority of our domestic cash is transferred to Cardinal Health daily and Cardinal Health funds our operating and investing activities as needed. A portion of Cardinal Health’s

CAREFUSION CORPORATION

NOTES TO UNAUDITED INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

consolidated debt has been allocated to us based on our debt capacity consistent with an investment grade credit rating, including amounts directly incurred. Net interest expense has been allocated in the same proportions as debt and includes the effect of interest rate swap agreements designated as fair value hedges. Cash transfers to and from Cardinal Health’s U.S. domestic cash management accounts are reflected in parent company investment. Cash and equivalents in our interim condensed combined balance sheets primarily represent cash held locally by international entities included in our interim condensed combined financial statements.

We and Cardinal Health believe the allocation basis for debt and net interest expense is reasonable based on our debt capacity consistent with an investment grade credit rating. These amounts may not, however, be indicative of the actual amounts that we would have incurred had we been operating as an independent, publicly-traded company for the periods presented.

The interim condensed combined financial statements also include the push down of certain assets and liabilities that have historically been held at the Cardinal Health corporate level but which are specifically identifiable or otherwise allocable to us. The cash and cash equivalents held by Cardinal Health at the corporate level were not allocated to us for any of the periods presented. Cash and equivalents in our interim condensed combined balance sheets primarily represent cash held locally by international entities included in our combined financial statements. Transfers of cash to and from Cardinal Health’s domestic cash management system are reflected as a component of parent company investment on the interim condensed combined balance sheets. Cardinal Health maintains self-insurance programs at a corporate level. We were allocated a portion of expenses associated with these programs as part of the general corporate overhead expenses. We were not allocated any portion of the related reserves as these reserves represent obligations of Cardinal Health which are not transferable.

All significant intercompany transactions between us and Cardinal Health have been included in these interim condensed combined financial statements and are considered to be effectively settled for cash in the interim condensed combined financial statements at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the condensed combined statements of cash flows as a financing activity and in the condensed combined balance sheets as parent company investment.

Comprehensive Income

The following is a summary of our comprehensive income for the nine months ended March 31, 2009:

March 31,
2009
(in millions)

Net earnings	$471.8
Foreign currency translation adjustment	(143.8)
Net unrealized gain on derivative instruments	5.7

Total comprehensive income	$333.7

8.	SEGMENT INFORMATION

Our operations are principally managed on a products and services basis and are comprised of two reportable segments: Critical Care Technologies and Medical Technologies and Services.

The Critical Care Technologies segment develops, manufactures and markets IV medication products, including IV infusion systems, primarily to hospitals, ambulatory surgical centers and transport services. It also provides point-of-care systems that automate the dispensing of medications and supplies in hospitals and other healthcare facilities. Finally, it develops, manufactures and markets products for diagnosis and treatment of pulmonary and sleep-related disorders primarily to hospitals, clinics, private physicians and research centers.

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NOTES TO UNAUDITED INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

The Medical Technologies and Services segment provides single-use medical products used in surgical and vascular access procedures and infection prevention software to hospitals, ambulatory surgical centers and other healthcare settings. It also develops, manufactures and markets reusable stainless-steel surgical instruments and a variety of medical devices used primarily by interventional radiologists and surgeons in combination with certain image guidance technologies primarily to hospitals. Finally, it develops, manufactures and markets a line of neurological, vascular and audiological diagnostic and monitoring products to hospitals and other healthcare facilities such as private practice and outpatient clinics, ambulatory surgery centers and physician offices.

The following table includes revenue from external customers for each reportable segment for the nine months ended March 31, 2009 and 2008:

	For the Nine Months Ended
	March 31,
	2009	2008
	(in millions)

Critical Care Technologies	$1,835.6	$1,879.5
Medical Technologies and Services	1,574.0	1,390.5

Revenue	$3,409.6	$3,270.0

We evaluate the performance of the segments based upon, among other things, segment profit. Segment profit is segment revenue less segment cost of products sold, selling, general and administrative expenses, or SG&A, research and development expenses and restructuring and acquisition integration charges. Segment SG&A expense primarily includes equity-based compensation expense, selling and marketing expense, quality and regulatory expense, exchange rate effect, acquisition-related expenses as well as allocated corporate expenses for shared functions, including corporate management, corporate finance, financial shared services, human resources, information technology, legal, legislative affairs and management incentive plan expenses. With the exception of goodwill, we do not identify or allocate assets by operating segment; accordingly, segment related disclosures with respect to assets have been omitted. The accounting policies of the segments are the same as those described in the summary of significant accounting policies in note 1.

The following table includes segment profit by reportable segment for the nine months ended March 31, 2009:

	For the Nine Months
	Ended
	March 31,
	2009	2008
	(in millions)

Critical Care Technologies	$277.0	$343.4
Medical Technologies and Services	182.8	186.4

Operating earnings	$459.8	$529.8

CAREFUSION CORPORATION

NOTES TO UNAUDITED INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

9.	PRODUCT WARRANTIES

We offer warranties on certain products for various periods of time. We accrue for the estimated cost of product warranties at the time revenue is recognized. Our product warranty liability reflects management’s best estimate of probable liability under our product warranties. The table below summarizes the changes in the carrying amount of the liability for product warranties for the nine months ended March 31, 2009:

Nine Months
Ended
March 31,
2009
(in millions)

Balance at June 30, 2008	$27.9
Warranty accrual	27.5
Warranty claims paid	(23.1)

Balance at March 31, 2009	$32.3

10.	EMPLOYEE EQUITY PLANS

Cardinal Health maintains several stock incentive plans, which we refer to collectively as the “Plans,” for the benefit of certain of its officers, directors and employees, including our employees. The following disclosures represent our portion of the Plans maintained by Cardinal Health in which our employees participated. All awards granted under the Plans consist of Cardinal Health common shares. Accordingly, the amounts presented are not necessarily indicative of future performance and do not necessarily reflect the results that we would have experienced as an independent, publicly-traded company for the periods presented.

Employee options granted under the Plans during fiscal 2007 and 2006 generally vest in equal annual installments over four years and are exercisable for periods up to seven years from the date of grant at a price equal to the fair market value of the common shares underlying the option at the date of grant. Employee options granted under the Plans during fiscal 2008 and 2009 generally vest in equal annual installments over three years and are exercisable for periods up to seven years from the date of grant at a price equal to the fair market value of the common shares underlying the option at the date of grant. Employee restricted shares and restricted share units granted under the Plans from fiscal 2006 through 2009 generally vest in equal installments over three years and entitle holders to dividends or cash dividend equivalents. Restricted shares and restricted share units that were awarded after August 1, 2006 accrue dividends or cash dividend equivalents that are payable upon vesting of the awards.

The fair values of restricted shares and restricted share units is determined by the number of shares granted and the grant date market price of Cardinal Health common shares. The compensation expense recognized for all equity-based awards is net of estimated forfeitures and is recognized using the straight-line method over the awards’ service period. In accordance with SAB No. 107, “Share-Based Payment,” we classified equity-based compensation within SG&A expense to correspond with the same line item as the majority of the cash compensation paid to employees.

The following table illustrates the impact of equity-based compensation on reported amounts for the nine months ended March 31, 2009 and 2008, respectively:

	Nine Months Ended		Nine Months Ended
	March 31, 2009		March 31, 2008
		Impact of		Impact of
	As	Equity-Based	As	Equity-Based
	Reported	Compensation	Reported	Compensation
(in millions)

Operating earnings	$459.8	$(41.8)	$529.8	$(38.4)
Net earnings	$471.8	$(26.8)	$487.9	$(24.6)

CAREFUSION CORPORATION

NOTES TO UNAUDITED INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

The following summarizes all stock option transactions for our employees under the Plans from July 1, 2008 through March 31, 2009:

		Weighted Average
		Exercise Price
	Options	per Cardinal Health
	Outstanding	Common Share
	(in millions, except per share amounts)

Balance at June 30, 2008	12.5	$58.41
Granted	1.0	55.84
Exercised	0.5	34.27
Canceled	1.4	59.34

Balance at March 31, 2009	11.6	59.10

Exercisable at March 31, 2009	9.1	58.22

The weighted average fair value of stock options granted during the nine months ended March 31, 2009 was $14.12.

11.	SUBSEQUENT EVENTS (UNAUDITED)

Private Letter Ruling

On June 29, 2009, the IRS issued a private letter ruling to Cardinal Health substantially to the effect that, among other things, the contribution by Cardinal Health of assets of the clinical and medical products business to CareFusion and the distribution will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code.

Credit Facilities

On July 1, 2009, we entered into revolving credit facilities with an aggregate principal balance of $720.0 million, with commitments thereunder allocated $240 million to a 364-day revolving credit facility and $480 million to a three-year revolving credit facility. The commitment under the three-year facility is subject to increase, upon our request, by up to an aggregate of $30.0 million, subject to commitments from lenders. Funding under the revolving credit facilities will be subject to certain closing conditions, including but not limited to the receipt of investment grade credit ratings and completion of the contribution. The revolving credit facilities are subject to customary covenants, and obligations under the revolving credit facilities will be guaranteed by each of our existing and future direct and indirect material domestic subsidiaries. Borrowings under the revolving credit facilities will bear interest at a floating rate per annum based upon the London interbank offered rate for dollars (“LIBOR”) or the alternate base rate (“ABR”), in each case plus an applicable margin. For the three-year revolving credit facility, LIBOR varies from 2.1% to 3.375% based on CareFusion’s debt ratings and in the case of ABR varies from 1.1% to 2.375% based on CareFusion’s debt ratings. For the 364-day revolving facility, LIBOR varies from 2.2% to 3.5% based on CareFusion’s debt ratings and in the case of ABR varies from 1.2% to 2.5% based on CareFusion’s debt ratings. Notwithstanding any of the foregoing, should any loans remain outstanding under the bridge loan facility, (see below) the applicable margin applicable to borrowings under both revolving credit facilities will be increased by 1.0% after 90 days, by 2.0% after 180 days and by 3.0% after 270 days of closing.

CAREFUSION CORPORATION

NOTES TO UNAUDITED INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

On July 1, 2009, we also entered into a senior unsecured bridge loan facility (the “bridge loan facility”) that will provide financing for an aggregate principal amount of $1.4 billion, with a term of 364 days from the date of funding under such facility. Funding under the bridge loan facility will be subject to certain closing conditions, including but not limited to receipt of investment grade credit ratings and completion of the contribution. Borrowings under the bridge loan facility will bear interest at a floating rate per annum based upon LIBOR or ABR, in each case, plus an applicable margin, which in the case of LIBOR varies from 2.5% to 4.0% based upon CareFusion’s debt ratings and in the case of ABR varies from 1.5% to 3.0% based upon CareFusion’s debt ratings. The applicable margin under the bridge loan facility will be increased by 1.0% after 90 days, by 2.0% after 180 days and by 3.0% after 270 days of closing. We are permitted to voluntarily prepay outstanding loans under the bridge loan facility at any time, and we are required to prepay the bridge loan facility with proceeds received from asset sales, debt or equity issuances or new indebtedness incurred by our subsidiaries (except for indebtedness under the revolving credit facilities). Obligations under the bridge loan facility will be guaranteed by each of our existing and future direct and indirect material domestic subsidiaries.

Share Distribution

On July 10, 2009, the Cardinal Health board of directors approved the distribution on August 31, 2009 of 80.1% or more of the issued and outstanding shares of common stock of CareFusion on the basis of 0.5 shares of our common stock for each Cardinal Health common share held based on a record date of August 25, 2009. Following the distribution, Cardinal Health will retain no more than 19.9% of our common stock.

Senior Unsecured Notes

On July 14, 2009, CareFusion offered and sold $1.4 billion aggregate principal amount of senior unsecured notes to qualified institutional buyers in reliance on Rule 144A and to non-U.S. persons in reliance on Regulation S of the Securities Act of 1933, as amended. The notes consist of the following tranches: $250 million aggregate principal amount of 4.125% senior notes due 2012; $450 million aggregate principal amount of 5.125% senior notes due 2014; and $700 million aggregate principal amount of 6.375% senior notes due 2019. The notes were sold net of an aggregate purchase discount of $17.8 million. The net proceeds of this offering were placed into an escrow account and will be used to finance the payment prior to the separation of a distribution of approximately $1.4 billion to Cardinal Health. The escrow assets are invested in two money market funds that are predominantly invested in U.S. Treasury obligations.

CAREFUSION CORPORATION

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

	Balance at	Charged to	Charged to		Balance at
	Beginning	Costs and	Other		End of
Description	of Period	Expenses	Accounts(1)(2)	Deductions(3)	Period
	(in millions)

Fiscal Year 2008:
Accounts receivable	$19.5	$7.0	$1.6	$(5.8)	$22.3
Finance notes receivable	—	0.2	—	0.2	0.4
Inventory reserve	61.4	19.1	0.9	(30.1)	51.3
Net investment in sales-type leases	5.3	(0.1)	—	0.9	6.1

	$86.2	$26.2	$2.5	$(34.8)	$80.1

Fiscal Year 2007:
Accounts receivable	$13.2	$(0.2)	$5.5	$1.0	$19.5
Inventory reserve	58.4	11.5	13.2	(21.7)	61.4
Net investment in sales-type leases	5.8	(0.4)	—	(0.1)	5.3

	$77.4	$10.9	$18.7	$(20.8)	$86.2

Fiscal Year 2006:
Accounts receivable	$12.4	$(0.8)	$1.8	$(0.2)	$13.2
Inventory Reserve	66.2	24.9	0.1	(32.8)	58.4
Net investment in sales-type leases	13.2	(3.5)	—	(3.9)	5.8

	$91.8	$20.6	$1.9	$(36.9)	$77.4

(1)	During fiscal 2008, 2007 and 2006 recoveries of amounts provided for or written off in prior years were $0.5 million, $(0.5) million and $1.1 million, respectively.

(2)	In fiscal 2008, 2007 and 2006, $0.1 million, $5.9 million and $0.5 million, respectively, relates to the beginning balance for acquisitions accounted for as purchase transactions.

(3)	Write-off of uncollectible accounts.